

Powering Your Every Day

2023 Annual Report



Providing the reliable, affordable, and increasingly clean energy that powers our customers every day.

$1.9 B
invested in transmission infrastructure in Virginia and the Carolinas in 2023.

MORE THAN
12 GW
of renewable energy in service or under devlopment.

47%
reduction in carbon emissions (2005–2022).

About 6 million customers in 15 states energize their homes and businesses with electricity or natural gas from Dominion Energy (NYSE: D), headquartered in Richmond, Va. The company is committed to providing reliable, affordable, and increasingly clean energy every day and to achieving Net Zero emissions by 2050. Please visit www.DominionEnergy.com to learn more.

As of March 7, 2024.

Dear Fellow Investors,

In my nearly two decades at Dominion Energy, I have never been as optimistic about the company as I am today. In November 2022, we announced a top-to-bottom business review, which we concluded with our business review investor meeting on March 1.

Throughout the review, we, in frequent consultation with our Board of Directors, devoted ourselves to thoroughly and methodically reviewing every aspect of our business. We are on a path to create maximum long-term value for you, our shareholders: **5-7% annual earnings per share growth,** beginning in 2025; a **five-year, $43 billion capital investment plan** focused on clean energy and service reliability, also beginning in 2025; and a **commitment to our current annual dividend rate** of $2.67 per share, subject to quarterly determination and declaration by the Board.

We have always owned great assets operated by some of the industry's most accomplished and dedicated professionals who are devoted to our fundamental mission: *to provide the reliable, affordable, and increasingly clean energy that powers our customers every day.* As a result of the review, we now have a solid, long-term financial foundation that matches the remarkable quality of our assets and our people.

Our work is not done. We are now 100% focused on execution. We know we must deliver. And I'm confident we will.



Robert M. Blue
Chair, President and
Chief Executive Officer

During the business review, we:

- Supported bipartisan utility regulatory legislation in Virginia that we expect will put our company on solid and durable footing and filed a settlement, which was agreed to by the State Corporation Commission of Virginia (SCC) in late February, under that legislation;
- Closed on the sale of our remaining interest in Cove Point LNG to Berkshire Hathaway and announced agreements to sell our gas distribution companies based in Cleveland, Ohio; Salt Lake City, Utah; and Gastonia, N.C., to Enbridge;
- Securitized about $1.3 billion in deferred fuel balances at Dominion Energy Virginia;

- Received key approvals for our Coastal Virginia Offshore Wind commercial project (CVOW) — the largest renewable-energy project in America — to ramp up ongoing onshore construction and commence offshore construction this spring;
- Announced an agreement that we intend to add Stonepeak as a 50% noncontrolling financing partner in CVOW, in which Dominion Energy will retain control of the construction and operations of the project;
- Committed to our current dividend, with the expectation that earnings growth with a period of low to no dividend growth will restore our payout ratio to a peer-appropriate range over time;

- Took collective steps that will reduce parent-level debt by $16 billion, which, based on current rates, will save the company about $1 billion of pre-tax interest expense annually; and
- Refreshed the Board, which I will discuss later in this letter.

I want to thank you for your patience during our strategic review process. I also want to thank the Dominion Energy employees who have already moved on to Enbridge or who will do so over the next several months. Their dedication and commitment to excellence over the years have served our customers well.

Progress on Many Fronts

Your company has made substantial progress on CVOW. We obtained final federal approvals from the Bureau of Ocean Energy Management, U.S. Army Corps of Engineers, and National Marine Fisheries Service to move forward with the project; received the first 24 monopiles, or foundations, at the Port of Virginia; and completed 82% of construction on the *Charybdis*, a Jones Act-compliant offshore wind installation vessel that will service CVOW and other projects. Years of careful planning have enabled us to avoid the financial and supply-chain issues that have beset other offshore wind projects along the East Coast. We expect to complete the transaction with Stonepeak by the end of this year and maintain the project's on-time, on-budget schedule to be in service by year-end 2026.

We welcomed two new members to the Board — Vanessa Allen Sutherland and Paul M. Dabbar — bringing to six the number of new Board members since 2019. Vanessa is executive vice president–government affairs, general counsel, and corporate secretary at Houston-based Phillips 66. Paul is co-founder and chief executive officer of Bohr Quantum Technology Corp., which develops and deploys quantum information technologies for the emerging quantum internet. Both Vanessa and Paul bring tremendous experience and deep insight that, together with the full Board, will help steer Dominion Energy on a prosperous course.



In keeping with a sharpened focus on our core business, we refined our company mission to reflect our fundamental purpose: providing the reliable, affordable, and increasingly clean energy that powers our customers every day.

In addition, last year the Board, in direct response to feedback from you and other investors, modified my 2023 compensation structure to align my economic incentives more closely with the financial interests of our shareholders so that 100% of my incentive compensation was performance-based. In January 2024, the Board approved my 2024 compensation plan whose incentives are, again, 100% performance-based, with the long-term component tied largely to total shareholder return (TSR). To achieve a 100% TSR payout, Dominion Energy's TSR must be in the 65th percentile of our peer group, a high bar relative to industry practice. This has been a difficult time for you as an owner of this company — and I want you to understand how seriously I take that.

On the gas side of our business, we continued to see customer growth at or above 2% in North Carolina and our Western states, and we made substantial progress on important growth projects, including our Magna liquefied natural gas (LNG) storage facility in Utah and our Moriah LNG facility in North Carolina. In Utah, we began providing customers with a natural gas blend including up to 5% green hydrogen.

0.45
employee OSHA recordable
injury rate, our second-best ever.

Superior Performance

As we advanced on all these fronts, we continued our record of operational excellence. In 2023, we turned in our second-best safety performance ever, with an OSHA recordable injury rate of just 0.45 — nearly 75% better than the average for our industry. We achieved the lowest rate in company history for injuries resulting in lost days or restricted duty, which tracks more serious injuries. In December, Dominion Energy Virginia's electric transmission division achieved a milestone: 365 days without an OSHA-recordable injury.

We maintained outstanding reliability, with customers in our electric service areas in three states having power 99.98% of the time, excluding major storms. When storms strike, we swing into action. During Winter Storm Elliot in the final days of 2022, substation and transmission line crews worked through frigid temperatures with no safety incidents, and the system experienced no load-shedding or brownouts despite a tremendous spike in demand. In July, a tornado touched down in Nash County, N.C., causing catastrophic damage to a double-circuit transmission structure and the loss of two critical interconnections. Our teams swiftly developed engineering packages to repair the system, and the lines were returned to service in just four days.

As always, we managed expenses carefully to ensure our customers receive good value. Our residential electric rates in Virginia and South Carolina are well below the national average — at 17% and 10%, respectively. Notably, our rates in Virginia have remained below national and regional averages for nearly two decades. Our rates compare even more favorably with those states that have deregulated their electric utilities.

And we are pressing ahead on our clean-energy strategy. We are committed to reaching Net Zero emissions by 2050. Thanks to our expanding renewable energy portfolio, the switch from coal to gas as a primary thermal generation source, and other measures, we have cut carbon emissions 47% from 2005 through 2022. In our natural gas businesses, we cut methane emissions 38% from 2010 through 2022.



A Ship to Support America's Energy Transition

To build a big offshore wind farm, you need a big ship — one that complies with federal law, which requires goods shipped between United States ports to be carried by vessels built, owned, and operated by U.S. citizens.

To that end, in 2021, Dominion Energy initiated construction of an offshore wind turbine installation vessel: *Charybdis*, named after a sea monster in Greek mythology. More than a thousand workers are building the 472-foot-long vessel using more than 14,000 tons of domestic steel, with nearly 10,000 tons from Alabama, North Carolina, and West Virginia. By the end of February, 82% of construction had been completed. Once operational, the ship and its American crew will be homeported in the Hampton Roads region of Virginia, where it will help construct the 176-turbine Coastal Virginia Offshore Wind commercial project, and is expected to be available to support any third-party charter agreements in 2025.





Keeping the Lights On

Dominion Energy's mission is critical: For society to function, we must always be there for our customers. To ensure continued reliability, we took action across the business in 2023. Since initiating our program to place our Virginia service area's most outage-prone lines below ground in 2014, we have now surpassed 2,000 miles. As part of our Grid Transformation Program, since 2019, the company has replaced more than 9,000 poles and associated equipment across 275 distribution miles to strengthen overhead lines. And to serve the rapidly growing data-center market, we accelerated work on four electric transmission projects in eastern Loudoun County, Va.

99.98%
power availability, excluding major storms, in the company's Virginia and Carolinas service areas.

275 Miles
of mainfeeder lines hardened in Virginia since 2019.

Once fully operational, CVOW's 176 turbines will generate up to 2,600 MW of carbon-free energy — enough to power about 660,000 Virginia homes. Today, we have roughly 9,000 MW of solar generation in service or development — up from zero MW a little more than a decade ago. And in October, we proposed more than a dozen new solar projects, totaling nearly 800 MW, or enough to power 200,000 Virginia homes.

We also are moving forward on battery storage. In Virginia, we are piloting two cutting-edge alternatives to lithium batteries, including an iron-air battery that has the potential to discharge for up to 100 hours, or roughly 25 times longer than typical lithium batteries. We brought online our Dry Bridge battery storage project in Virginia in December; that system will be able to power up to 5,000 homes and businesses when our customers need it the most. Projects such as these give us the confidence to add renewables while continuing to deliver the reliable service our customers expect. Last year alone, we brought into service 200 MW of solar and energy storage facilities.

Reliability ranks at the top of our customers' list of priorities — and at the top of ours. It will remain our primary focus as demand for electricity increases. PJM, the regional transmission operator for Virginia and 12 other states, and the District of Columbia, projects that demand for power in a region that includes our Virginia service area will grow exponentially over the next decade — an annual increase in summer peak demand of 5.5% — requiring substantial investments in both power generation and delivery of that power. In fact, we plan to spend $35.5 billion between 2025 and 2029 at Dominion Energy Virginia to support economic growth, zero-carbon generation, grid transformation, and reliability and resiliency of our generation, transmission, and distribution assets.

We also are leaning into innovation. In Virginia, our long-term Grid Transformation Plan is making the grid smarter, more responsive, more transparent to operators, and better able to handle the complexity of renewable generation. In 2023, we transitioned half a million Virginia customers to smart meters, bringing the total to 2.45 million — allowing us to process hundreds of thousands of service orders remotely and to eliminate thousands of service calls. In South Carolina, where we intend to spend nearly $6 billion from 2025 to 2029, our advanced metering program has installed more than 976,000 of a planned 1.1 million smart meters. We are also constructing peaker plants in Goose Creek and Jenkinsville, S.C., to provide reliable back-up power during periods of high demand.





In the next 10 years, summer peak demand is expected to rise 5.5% annually in a region including our Virginia service area.

Supporting Our Communities

While Dominion Energy provides a vital public service, your company also believes in supporting the communities where we live and work in other ways as well. Over the years, employees have been recognized for their service to the Red Cross; volunteered for the March of Dimes; performed service projects at area schools; and much more. Today, the Dominion Energy Charitable Foundation supports a broad array of organizations through grants that focus on human needs, environmental stewardship, education, and community vitality — and our employees supplement these donations with tens of thousands of volunteer hours each year to support these and other worthy causes.



With nearly 9,000 MW of solar projects in service or development, Dominion Energy now has the second-largest solar portfolio among investor-owned utilities in the United States.

We are exploring small, modular nuclear reactors (SMRs) as a potential generation source in the future. While our large nuclear stations provide vital baseload power, SMRs potentially can cycle up and down more quickly than traditional reactors, making them an excellent partner with renewables. Nuclear power remains critical to the reliability of the regions we serve and the largest source of carbon-free generation by far, providing approximately 80% of carbon-free power in Virginia, 75% in our South Carolina service area, and 90% of carbon-free power in Connecticut. Our Surry Power Station in Virginia has received authorization to operate until the early 2050s, and we are pursuing similar license extensions for North Anna in Virginia, V.C. Summer in South Carolina, and Millstone in Connecticut.

Our employees are constantly coming up with new ideas to improve the business you and I own — from using solar panels for nighttime voltage support to developing a new digital substation design standard that will dramatically improve the way substations are constructed, operated, and maintained.





Transforming How We Work

Our company has a tradition of innovating to serve our customers better — from creating the first environmental department at an investor-owned electric utility to building the first 500-kV transmission line. More recent developments include using solar farms for nighttime voltage control; the deployment of state-of-the-art sensing and control technologies for improved distribution planning; and a real-time digital simulator that enables engineers to model network conditions, test complicated equipment, and better understand system dynamics important to power restoration. We are always looking for the next improvement: In 2023, our nuclear team won the Nuclear Energy Institute's Best of the Best Top Innovation Practice Award for its innovative combination of new technologies, including a robotic dog that can perform radiation surveys remotely to produce 3-D visualizations of radiation conditions to keep workers safe.

Serving Others

As always, we take seriously our role as a member of the communities we serve. While we provide a critical service, we look for other ways to be helpful as well. In 2023, we contributed $46.7 million through the Dominion Energy Charitable Foundation, EnergyShare, and other sources to support energy assistance programs, human needs, environmental stewardship, education, and community vitality. Our employees volunteered more than 110,000 hours for everything from building outdoor science and art classrooms to helping stock food pantries.

The steps we took in 2023 have further concentrated our attention to our core mission of providing the reliable, affordable, and increasingly clean energy that powers our customers every day. We are adding to our asset portfolio as demand for our service grows, and performing at a high level of operational excellence. Our talented employees are devoted to our mission — and I want to thank them for making it possible for us to execute it.

I also want to thank you for your continued confidence in Dominion Energy. I and the entire workforce at your company are dedicated to ensuring your confidence is justified, each and every day. With the strategic and financial repositioning we have undertaken, the assets we have and are building, and a workforce second to none, I believe our best days lie before us in the months and years ahead.

Thank you,

Bob Blue
Chair, President and
Chief Executive Officer

2023 Highlights




Safety & Environmental

Dominion Energy's relentless dedication to safety and environmental stewardship protects our colleagues, our customers, and the natural world.

0.45
OSHA recordable injury rate, our second-best ever.

Lowest
employee lost days or restricted duty injury rate ever.

38%
reduction in emissions from our gas operations from 2010 through 2022.

A-
for both water and climate from CDP.

Reliability

Reliability is our customers' top priority — and ours. We work around the clock to ensure our customers have the energy they want, when they want it.

2,000+
miles of vulnerable lines placed underground since 2014.

20.2%
reduction in excavation damage to gas infrastructure since 2019.

99.98%
of the time Dominion Energy Virginia customers, excluding major storms, had power in 2023 — the best performance in six years.

98%
of Dominion Energy South Carolina customers affected by Tropical Storm Idalia restored within 14 hours.




Employees & Communities

Good corporate citizenship means looking out for others. We believe in supporting those we work with, those we work for, and the communities we serve.

$46.7M
donated to the communities where we operate.

$1.43B
spent with diverse suppliers.

110,000+
employee volunteer hours.

49.0%
diverse* hiring rate.

* Dominion Energy defines diverse employees as those who identify their gender as female and/or their race/ethnicity as American Indian or Alaskan Native, Asian, Black or African American, Hispanic or Latino, Native Hawaiian or Other Pacific Islander or Two or More Races.

Growth

In 2023, the company expanded its clean-energy and modernization programs and projects across its businesses to meet the energy needs of its customers.

15
data centers accounting for 933 MW of electric load connected to the grid.

Four
new utility-scale renewable energy projects added to the fleet.

3.35%
customer growth rate at Dominion Energy South Carolina's gas utility.

5.5%
projected annual peak summer demand growth in a region including our Virginia service area over the next decade.

Our Leadership

Board of Directors*

 **James A. Bennett**
Executive Director of External Affairs,
First-Citizens Bank & Trust Company

 **Robert M. Blue**
Chair, President and
Chief Executive Officer,
Dominion Energy, Inc.

 **Paul M. Dabbar**
Chief Executive Officer,
Bohr Quantum Technology Corp.
(quantum networking technology)

 **D. Maybank Hagood**
Chairman & Chief Executive Officer,
Southern Diversified Distributors, Inc.
(floor covering distribution and supply)

 **Ronald W. Jibson**
Retired Chairman, President and
Chief Executive Officer,
Questar Corporation

 **Mark J. Kington**
Managing Director,
Kington Management, LP
(private investments)

 **Kristin G. Lovejoy**
Global Security and Resilience
Practice Leader,
Kyndryl Holdings, Inc. (technology)

 **Joseph M. Rigby**
Retired Chairman, President and
Chief Executive Officer,
Pepco Holdings, Inc.

 **Pamela J. Royal, M.D.**
President,
Royal Dermatology and
Aesthetic Skin Care, Inc.

 **Robert H. Spilman, Jr.****
Chairman, President and
Chief Executive Officer,
Bassett Furniture Industries, Inc.

 **Susan N. Story**
Retired President and
Chief Executive Officer, American
Water Works Company, Inc.

 **Vanessa Allen Sutherland**
Executive Vice President, Government
Affairs, General Counsel and Corporate
Secretary, Phillips 66 Company

 **Michael E. Szymanczyk**
Retired Chairman and
Chief Executive Officer,
Altria Group, Inc.

* As of March 1, 2024.
** Independent Lead Director.

Executive Leadership

 **Robert M. Blue***
Chair, President and
Chief Executive Officer

 **Corynne S. Arnett**
Executive Vice President,
Regulatory Affairs and
Customer Experience

 **Carlos M. Brown***
President–Dominion Energy Services and
Executive Vice President, Chief
Legal Officer and Corporate Secretary

 **Diane Leopold***
Executive Vice President,
Chief Operating Officer and
President–Contracted Energy

 **Steven D. Ridge***
Executive Vice President
and Chief Financial Officer

 **Regina J. Elbert**
Senior Vice President
and Chief Human
Resources Officer

 **William L. Murray**
Senior Vice President,
Corporate Affairs &
Communications

Other Senior Leaders

 **Edward H. Baine***
President,
Dominion Energy Virginia

 **P. Rodney Blevins***
President,
Gas Distribution

 **Eric S. Carr**
President,
Nuclear Operations and
Chief Nuclear Officer

 **W. Keller Kissam***
President,
Dominion Energy
South Carolina

 **Michele L. Cardiff***
Senior Vice President,
Controller and
Chief Accounting Officer

 **Cedric F. Green**
Senior Vice President,
Generation,
Dominion Energy Virginia

 **Douglas C. Lawrence**
Senior Vice President,
Nuclear Operations
and Fleet Performance

 **Robert H. Locke**
Senior Vice President,
Electric Distribution
Dominion Energy Virginia

 **Mark D. Mitchell**
Senior Vice President,
Project Construction

 **W. Keith Windle**
Senior Vice President,
Administrative Services

 **Joseph A. Woomer**
Senior Vice President,
Electric Transmission,
Dominion Energy Virginia

* Executive Officers pursuant to U.S. Securities and Exchange Commission rules, as of March 1, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
    For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
    For the transition period from   to

Commission File Number	Exact name of registrants as specified in their charters	I.R.S. Employer Identification Number
001-08489	**DOMINION ENERGY, INC.**	54-1229715
000-55337	**VIRGINIA ELECTRIC AND POWER COMPANY**	54-0418825

VIRGINIA
(*State or other jurisdiction of incorporation or organization*)
120 TREDEGAR STREET
RICHMOND, VIRGINIA   **23219**
(*Address of principal executive offices*)   (*Zip Code*)
(804) 819-2284
(*Registrants' telephone number*)
Securities registered pursuant to Section 12(b) of the Act:

Registrant	Trading Symbol	Title of Each Class	Name of Each Exchange on Which Registered
DOMINION ENERGY, INC.	D	Common Stock, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
VIRGINIA ELECTRIC AND POWER COMPANY
Common Stock, no par value

Indicate by check mark whether the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.
Dominion Energy, Inc.   Yes ☒   No ☐   Virginia Electric and Power Company   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Dominion Energy, Inc.   Yes ☐   No ☒   Virginia Electric and Power Company   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Dominion Energy, Inc.   Yes ☒   No ☐   Virginia Electric and Power Company   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Dominion Energy, Inc.   Yes ☒   No ☐   Virginia Electric and Power Company   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Dominion Energy, Inc.

Large accelerated filer	☒	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐	Smaller reporting company	☐		

Virginia Electric and Power Company

Large accelerated filer	☐	Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☒	Smaller reporting company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Dominion Energy, Inc.   ☒   Virginia Electric and Power Company   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
Dominion Energy, Inc.   ☐   Virginia Electric and Power Company   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).
Dominion Energy, Inc.   ☐   Virginia Electric and Power Company   ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act).
Dominion Energy, Inc.   Yes ☐   No ☒   Virginia Electric and Power Company   Yes ☐   No ☒

The aggregate market value of Dominion Energy, Inc. common stock held by non-affiliates of Dominion Energy, Inc. was approximately $43.3 billion based on the closing price of Dominion Energy, Inc.'s common stock as reported on the New York Stock Exchange as of the last day of Dominion Energy, Inc.'s most recently completed second fiscal quarter. Dominion Energy, Inc. is the sole holder of Virginia Electric and Power Company common stock. At February 19, 2024, Dominion Energy, Inc. had 837,443,257 shares of common stock outstanding and Virginia Electric and Power Company had 324,245 shares of common stock outstanding.

DOCUMENT INCORPORATED BY REFERENCE

Portions of Dominion Energy, Inc.'s 2024 Proxy Statement are incorporated by reference in Part III.

This combined Form 10-K represents separate filings by Dominion Energy, Inc. and Virginia Electric and Power Company. Information contained herein relating to an individual registrant is filed by that registrant on its own behalf. Virginia Electric and Power Company makes no representations as to the information relating to Dominion Energy, Inc.'s other operations.
VIRGINIA ELECTRIC AND POWER COMPANY MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION I(1)(a) AND (b) OF FORM 10-K AND IS FILING THIS FORM 10-K UNDER THE REDUCED DISCLOSURE FORMAT.

Dominion Energy, Inc. and Virginia Electric and Power Company

Glossary of Terms

The following abbreviations or acronyms used in this Form 10-K are defined below:

Abbreviation or Acronym	Definition
2017 Tax Reform Act	An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018 (previously known as The Tax Cuts and Jobs Act) enacted on December 22, 2017
2019 Equity Units	Dominion Energy's 2019 Series A Equity Units issued in June 2019, initially in the form of 2019 Series A Corporate Units, which consisted of a stock purchase contract and a 1/10 interest in a share of the Series A Preferred Stock
2021 Triennial Review	Virginia Commission review of Virginia Power's earned return on base rate generation and distribution services for the four successive 12-month test periods beginning January 1, 2017 and ending December 31, 2020
2023 Biennial Review	Virginia Commission review of Virginia Power's earned return on base rate generation and distribution services for the two successive 12-month test periods beginning January 1, 2021 and ending December 31, 2022 and prospective rate base setting for the succeeding annual periods beginning January 1, 2024 and ending December 31, 2025
2024 Proxy Statement	Dominion Energy 2024 Proxy Statement, File No. 001-08489
2025 Biennial Review	Future Virginia Commission review of Virginia Power's earned return on base rate generation and distribution services for the two successive 12-month test periods beginning January 1, 2023 and ending December 31, 2024 and prospective rate base setting for the succeeding annual periods beginning January 1, 2026 and ending December 31, 2027
ABO	Accumulated benefit obligation
ACE Rule	Affordable Clean Energy Rule
AES	The legal entity The AES Corporation, one or more of its consolidated subsidiaries, or the entirety of The AES Corporation and its consolidated subsidiaries
AFUDC	Allowance for funds used during construction
Align RNG	Align RNG, LLC, a joint venture between Dominion Energy and Smithfield Foods, Inc.
Altavista	Altavista biomass power station
AMI	Advanced Metering Infrastructure
AOCI	Accumulated other comprehensive income (loss)
ARO	Asset retirement obligation
Atlantic Coast Pipeline	Atlantic Coast Pipeline, LLC, a limited liability company owned by Dominion Energy and Duke Energy
Atlantic Coast Pipeline Project	A previously proposed approximately 600-mile natural gas pipeline running from West Virginia through Virginia to North Carolina which would have been owned by Dominion Energy and Duke Energy
bcf	Billion cubic feet
Bear Garden	A 622 MW combined-cycle, natural gas-fired power station in Buckingham County, Virginia
BHE	The legal entity, Berkshire Hathaway Energy Company, one or more of its consolidated subsidiaries (including Eastern Energy Gas Holdings, LLC, Northeast Midstream Partners, LP and Cove Point effective November 2020), or the entirety of Berkshire Hathaway Energy Company and its consolidated subsidiaries
Birdseye	Birdseye Renewable Energy, LLC
BLS Industry Average OSHA Recordable Rate	An average of the OSHA Recordable Rate published by the Bureau of Labor Statistics for electric power generation, transmission and distribution (NAICS code 2211) and natural gas distribution (NAICS code 2212)
BOEM	Bureau of Ocean Energy Management
Brunswick County	A 1,376 MW combined-cycle, natural gas-fired power station in Brunswick County, Virginia
CAA	Clean Air Act
CAISO	California ISO
CAO	Chief Accounting Officer
CCR	Coal combustion residual
CCRO	Customer credit reinvestment offset
CEA	Commodity Exchange Act
CEO	Chief Executive Officer
CEP	Capital Expenditure Program, as established by House Bill 95, Ohio legislation enacted in 2011, deployed by East Ohio to recover certain costs associated with capital investment
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act of 1980, also known as Superfund
CFIUS	The Committee on Foreign Investment in the U.S.
CFO	Chief Financial Officer
CH_4	Methane
Clearway	The legal entity, Clearway Energy, Inc. (a subsidiary of Global Infrastructure Partners), one or more of its consolidated subsidiaries, or the entirety of Clearway Energy, Inc. and its consolidated subsidiaries
CNG	Consolidated Natural Gas Company

Abbreviation or Acronym	Definition
CO_2	Carbon dioxide
CODM	Chief Operating Decision Maker
Companies	Dominion Energy and Virginia Power, collectively
Contracted Energy	Contracted Energy operating segment, formerly known as the Contracted Assets operating segment
COO	Chief Operating Officer
Cooling degree days	Units measuring the extent to which the average daily temperature is greater than 65 degrees Fahrenheit, or 75 degrees Fahrenheit in DESC's service territory, calculated as the difference between 65 or 75 degrees, as applicable, and the average temperature for that day
Cove Point	Cove Point LNG, LP (formerly known as Dominion Energy Cove Point LNG, LP)
CPCN	Certificate of Public Convenience and Necessity
CVOW Commercial Project	A proposed 2.6 GW wind generation facility 27 miles off the coast of Virginia Beach, Virginia in federal waters adjacent to the CVOW Pilot Project and associated interconnection facilities in and around Virginia Beach, Virginia
CVOW Pilot Project	A 12 MW wind generation facility 27 miles off the coast of Virginia Beach, Virginia in federal waters
CWA	Clean Water Act
DCP	The legal entity, CPMLP Holding Company, LLC (formerly known as Dominion Cove Point, LLC), one or more of its consolidated subsidiaries (including Dominion Energy Midstream), or the entirety of CPMLP Holding Company, LLC and its consolidated subsidiaries
DECGS	Carolina Gas Services, Inc. (formerly known as Dominion Energy Carolina Gas Services, Inc.)
DECP Holdings	The legal entity DECP Holdings, Inc., which held Dominion Energy's noncontrolling interest in Cove Point (through September 2023)
DEQPS	MountainWest Pipeline Services, Inc. (formerly known as Dominion Energy Questar Pipeline Services, Inc.)
DES	Dominion Energy Services, Inc.
DESC	The legal entity, Dominion Energy South Carolina, Inc., one or more of its consolidated entities or operating segment, or the entirety of Dominion Energy South Carolina, Inc. and its consolidated entities
DETI	Eastern Gas Transmission and Storage, Inc. (formerly known as Dominion Energy Transmission, Inc.)
DGI	Dominion Generation, Inc.
DGP	Eastern Gathering and Processing, Inc. (formerly known as Dominion Gathering and Processing, Inc.)
DMLPHCII	Eastern MLP Holding Company II, LLC (formerly known as Dominion MLP Holding Company II, LLC)
Dodd-Frank Act	The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
DOE	U.S. Department of Energy
Dominion Energy	The legal entity, Dominion Energy, Inc., one or more of its consolidated subsidiaries (other than Virginia Power) or operating segments, or the entirety of Dominion Energy, Inc. and its consolidated subsidiaries
Dominion Energy Direct®	A dividend reinvestment and open enrollment direct stock purchase plan
Dominion Energy Gas	The legal entity, Eastern Energy Gas Holdings, LLC (formerly known as Dominion Energy Gas Holdings, LLC), one or more of its consolidated subsidiaries (consisting of DETI, DCP, DMLPHCII and Dominion Iroquois), or the entirety of Eastern Energy Gas Holdings, LLC and its consolidated subsidiaries
Dominion Energy Midstream	The legal entity, Northeast Midstream Partners, LP (formerly known as Dominion Energy Midstream Partners, LP), one or more of its consolidated subsidiaries, or the entirety of Northeast Midstream Partners, LP and its consolidated subsidiaries
Dominion Energy Questar Pipeline	The legal entity, MountainWest Pipeline, LLC (formerly known as Dominion Energy Questar Pipeline, LLC), one or more of its consolidated subsidiaries (including its 50% noncontrolling interest in White River Hub), or the entirety of Dominion Energy Questar Pipeline, LLC and its consolidated subsidiaries
Dominion Energy South Carolina	Dominion Energy South Carolina operating segment
Dominion Energy Virginia	Dominion Energy Virginia operating segment
Dominion Iroquois	The legal entity Iroquois Inc. (formerly known as Dominion Iroquois Inc.), one or more of its consolidated subsidiaries, or the entirety of Iroquois, Inc. and its consolidated subsidiaries, which held a 50% noncontrolling interest in Iroquois
Dominion Privatization	Dominion Utility Privatization, LLC, a joint venture between Dominion Energy and Patriot
DSM	Demand-side management
DSM Riders	Rate adjustment clauses, designated Riders C1A, C2A, C3A and C4A, associated with the recovery of costs related to certain Virginia DSM programs in approved DSM cases
Dth	Dekatherm
Duke Energy	The legal entity, Duke Energy Corporation, one or more of its consolidated subsidiaries, or the entirety of Duke Energy Corporation and its consolidated subsidiaries
Eagle Solar	Eagle Solar, LLC, a wholly-owned subsidiary of DGI

Abbreviation or Acronym	Definition
East Ohio	The East Ohio Gas Company, doing business as Dominion Energy Ohio
East Ohio Transaction	The proposed sale by Dominion Energy to Enbridge of all issued and outstanding capital stock in Dominion Energy Questar Corporation and its consolidated subsidiaries, which following a proposed reorganization will include East Ohio and Dominion Energy Gas Distribution, LLC, pursuant to a purchase and sale agreement entered into on September 5, 2023
Enbridge	The legal entity, Enbridge Inc., one or more of its consolidated subsidiaries (including Enbridge Elephant Holdings, LLC, Enbridge Parrot Holdings, LLC, and Enbridge Quail Holdings, LLC), or the entirety of Enbridge Inc. and its consolidated subsidiaries
EnergySolutions	EnergySolutions, LLC
EPA	U.S. Environmental Protection Agency
EPACT	Energy Policy Act of 2005
EPS	Earnings per common share
ERISA	Employee Retirement Income Security Act of 1974
ESA	Endangered Species Act
Excess Tax Benefits	Benefits of tax deductions in excess of the compensation cost recognized for stock-based compensation
FASB	Financial Accounting Standards Board
FCC	Federal Communications Commission
FERC	Federal Energy Regulatory Commission
FILOT	Fee in lieu of taxes
Fitch	Fitch Ratings Ltd.
Four Brothers	Four Brothers Solar, LLC, a limited liability company owned by Dominion Energy (through December 2021) and Four Brothers Holdings, LLC, a subsidiary of Clearway
FTRs	Financial transmission rights
GAAP	U.S. generally accepted accounting principles
GENCO	South Carolina Generating Company, Inc.
GHG	Greenhouse gas
Granite Mountain	Granite Mountain Holdings, LLC, a limited liability company owned by Dominion Energy (through December 2021) and Granite Mountain Renewables, LLC, a subsidiary of Clearway
Green Mountain	Green Mountain Power Corporation
Greensville County	A 1,605 MW combined-cycle, natural gas-fired power station in Greensville County, Virginia
GT&S Transaction	The sale by Dominion Energy to BHE of Dominion Energy Gas, DGP, DECGS, Eastern Energy Field Services, Inc. (formerly known as Dominion Energy Field Services, Inc.) and Modular LNG Holdings, Inc. (formerly known as Dominion Modular LNG Holdings, Inc.) (which holds a 50% noncontrolling interest in JAX LNG) pursuant to a purchase and sale agreement entered into on July 3, 2020, which was completed on November 1, 2020
GTSA	Virginia Grid Transformation and Security Act of 2018
GW	Gigawatt
Heating degree days	Units measuring the extent to which the average daily temperature is less than 65 degrees Fahrenheit, or 60 degrees Fahrenheit in DESC's service territory, calculated as the difference between 65 or 60 degrees, as applicable, and the average temperature for that day
Hope	Hope Gas, Inc., doing business as Dominion Energy West Virginia through August 2022
Hopewell	Polyester biomass power station
Idaho Commission	Idaho Public Utilities Commission
IRA	An Act to Provide for Reconciliation Pursuant to Title II of Senate Concurrent Resolution 14 of the 117th Congress (also known as the Inflation Reduction Act of 2022) enacted on August 16, 2022
Iron Springs	Iron Springs Holdings, LLC, a limited liability company owned by Dominion Energy (through December 2021) and Iron Springs Renewables, LLC, a subsidiary of Clearway
Iroquois	Iroquois Gas Transmission System, L.P.
IRS	Internal Revenue Service
ISO	Independent system operator
ISO-NE	ISO New England
JAX LNG	JAX LNG, LLC, an LNG supplier in Florida serving the marine and LNG markets
Jones Act	The Coastwise Merchandise Statute (commonly known as the Jones Act) 46 U.S.C. §55102 regulating U.S. maritime commerce
July 2016 hybrids	Dominion Energy's 2016 Series A Enhanced Junior Subordinated Notes due 2076
Kewaunee	Kewaunee nuclear power station
kV	Kilovolt
LIFO	Last-in-first-out inventory method
LNG	Liquefied natural gas
LTIP	Long-term incentive program
Massachusetts Municipal	Massachusetts Municipal Wholesale Electric Company
mcfe	Thousand cubic feet equivalent

Abbreviation or Acronym	Definition
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MGD	Million gallons per day
Millstone	Millstone nuclear power station
Millstone 2019 power purchase agreements	Power purchase agreements with Eversource Energy and The United Illuminating Company for Millstone to provide nine million MWh per year of electricity for ten years
Moody's	Moody's Investors Service
MW	Megawatt
MWh	Megawatt hour
N_2O	Nitrous oxide
Natural Gas Rate Stabilization Act	Legislation effective February 2005 designed to improve and maintain natural gas service infrastructure to meet the needs of customers in South Carolina
NAV	Net asset value
NEIL	Nuclear Electric Insurance Limited
NERC	North American Electric Reliability Corporation
NGL	Natural gas liquid
NND Project	V.C. Summer Units 2 and 3 nuclear development project under which DESC and Santee Cooper undertook to construct two Westinghouse AP1000 Advanced Passive Safety nuclear units in Jenkinsville, South Carolina
North Anna	North Anna nuclear power station
North Carolina Commission	North Carolina Utilities Commission
NO_X	Nitrogen oxide
NRC	U.S. Nuclear Regulatory Commission
NYSE	New York Stock Exchange
October 2014 hybrids	Dominion Energy's 2014 Series A Enhanced Junior Subordinated Notes due 2054
ODEC	Old Dominion Electric Cooperative
Ohio Commission	Public Utilities Commission of Ohio
Order 1000	Order issued by FERC adopting requirements for electric transmission planning, cost allocation and development
OSHA Recordable Rate	Number of recordable cases, as defined by the Occupational Health and Safety Administration, a division of the U.S. Department of Labor, for every 100 employees over the course of a year
OSWP	OSW Project LLC, a proposed limited liability company to be owned by Virginia Power at formation and subsequently owned by Virginia Power and Stonepeak
ozone season	The period May 1st through September 30th, as determined on a federal level
Patriot	Patriot Utility Privatizations, LLC, a joint venture between Foundation Infrastructure Partners, LLC and John Hancock Life Insurance Company (U.S.A.) and affiliates
PFAS	Per- and polyfluorinated substances, a group of widely used chemicals that break down very slowly over time in the environment
PHMSA	Pipeline and Hazardous Materials Safety Administration
PIPP	Percentage of Income Payment Plan deployed by East Ohio
PIR	Pipeline Infrastructure Replacement program deployed by East Ohio
PJM	PJM Interconnection, LLC
PSD	Prevention of significant deterioration
PSNC	Public Service Company of North Carolina, Incorporated, doing business as Dominion Energy North Carolina
PSNC Transaction	The proposed sale by Dominion Energy to Enbridge of all of its membership interests in Fall North Carolina Holdco LLC and its consolidated subsidiaries, which following a proposed reorganization will include PSNC, pursuant to a purchase and sale agreement entered into on September 5, 2023
Q-Pipe Group	Collectively, Dominion Energy Questar Pipeline, DEQPS and MountainWest Energy Holding Company, LLC (formerly known as QPC Holding Company, LLC and its subsidiary MountainWest Southern Trails Pipeline Company (formerly known as Questar Southern Trails Pipeline Company))
Q-Pipe Transaction	A previously proposed sale by Dominion Energy to BHE of the Q-Pipe Group pursuant to a purchase and sale agreement entered into on October 5, 2020 and terminated on July 9, 2021
Questar Gas	Questar Gas Company, doing business as Dominion Energy Utah, Dominion Energy Wyoming and Dominion Energy Idaho
Questar Gas Transaction	The proposed sale by Dominion Energy to Enbridge of all of its membership interests in Fall West Holdco LLC and its consolidated subsidiaries, which following a proposed reorganization will include Questar Gas, Wexpro, Wexpro II Company, Wexpro Development Company, Dominion Energy Wexpro Services Company, Questar InfoComm Inc. and Dominion Gas Projects Company, LLC, pursuant to a purchase and sale agreement entered into on September 5, 2023
Regulation Act	Legislation effective July 1, 2007, that amended the Virginia Electric Utility Restructuring Act and fuel factor statute, which legislation is also known as the Virginia Electric Utility Regulation Act, as amended in 2015, 2018 and 2023

Abbreviation or Acronym	Definition
RGGI	Regional Greenhouse Gas Initiative
Rider BW	A rate adjustment clause associated with the recovery of costs related to Brunswick County
Rider CCR	A rate adjustment clause associated with the recovery of costs related to the removal of CCR at certain power stations
Rider CE	A rate adjustment clause associated with the recovery of costs related to certain renewable generation, energy storage and related transmission facilities in Virginia as well as certain small-scale distributed generation projects and related transmission facilities
Rider D	A rate mechanism which allows PSNC to recover from customers all prudently incurred gas costs and the related portion of uncollectible expenses as well as losses on negotiated gas and transportation sales
Rider E	A rate adjustment clause associated with the recovery of costs related to certain capital projects at Virginia Power's electric generating stations to comply with federal and state environmental laws and regulations
Rider GT	A rate adjustment clause associated with the recovery of costs associated with electric distribution grid transformation projects that the Virginia Commission has approved as authorized by the GTSA
Rider GV	A rate adjustment clause associated with the recovery of costs related to Greensville County
Rider OSW	A rate adjustment clause associated with costs incurred to construct, own and operate the CVOW Commercial Project
Rider R	A rate adjustment clause associated with the recovery of costs related to Bear Garden
Rider RGGI	A rate adjustment clause associated with the recovery of costs related to the purchase of allowances through the RGGI market-based trading program for CO_2
Rider RPS	A rate adjustment clause associated with the recovery of costs related to the mandatory renewable portfolio standard program established by the VCEA
Rider S	A rate adjustment clause associated with the recovery of costs related to the Virginia City Hybrid Energy Center
Rider SNA	A rate adjustment clause associated with costs relating to the preparation of the applications for subsequent license renewal to the NRC to extend the operating licenses of Surry and North Anna and related projects
Rider T1	A rate adjustment clause to recover the difference between revenues produced from transmission rates included in base rates, and the new total revenue requirement developed annually for the rate years effective September 1
Rider U	A rate adjustment clause associated with the recovery of costs of new underground distribution facilities
Rider W	A rate adjustment clause associated with the recovery of costs related to Warren County
ROE	Return on equity
ROIC	Return on invested capital
RTEP	Regional transmission expansion plan
RTO	Regional transmission organization
SAIDI	System Average Interruption Duration Index, metric used to measure electric service reliability
Santee Cooper	South Carolina Public Service Authority
SBL Holdco	SBL Holdco, LLC, a wholly-owned subsidiary of DGI through December 2021
SCANA	The legal entity, SCANA Corporation, one or more of its consolidated subsidiaries, or the entirety of SCANA Corporation and its consolidated subsidiaries
SCANA Combination	Dominion Energy's acquisition of SCANA completed on January 1, 2019 pursuant to the terms of the agreement and plan of merger entered on January 2, 2018 between Dominion Energy and SCANA
SCANA Merger Approval Order	Final order issued by the South Carolina Commission on December 21, 2018 setting forth its approval of the SCANA Combination
SCDOR	South Carolina Department of Revenue
Scope 1 emissions	Emissions that are produced directly by an entity's own operations
Scope 2 emissions	Emissions from electricity a company consumes but does not generate from its own facilities
Scope 3 emissions	Emissions generated downstream of company operations by customers and upstream by suppliers
SEC	U.S. Securities and Exchange Commission
SEEM	Southeast Energy Exchange Market
SERC	Southeast Electric Reliability Council
Series A Preferred Stock	Dominion Energy's Series A Cumulative Perpetual Convertible Preferred Stock, without par value, with a liquidation preference of $1,000 per share (previously designated the 1.75% Series A Cumulative Perpetual Convertible Preferred Stock)
Series B Preferred Stock	Dominion Energy's 4.65% Series B Fixed-Rate Cumulative Redeemable Perpetual Preferred Stock, without par value, with a liquidation preference of $1,000 per share
Series C Preferred Stock	Dominion Energy's 4.35% Series C Fixed-Rate Cumulative Redeemable Perpetual Preferred Stock, without par value, with a liquidation preference of $1,000 per share
SF_6	Sulfur hexafluoride
SO_2	Sulfur dioxide

Abbreviation or Acronym	Definition
SOFR	Secured Overnight Financing Rate
South Carolina Commission	Public Service Commission of South Carolina
Southampton	Southampton biomass power station
Southern	The legal entity, The Southern Company, one or more of its consolidated subsidiaries, or the entirety of The Southern Company and its consolidated subsidiaries
Southwest Gas	The legal entity, Southwest Gas Holdings, Inc., one or more of its consolidated subsidiaries, or the entirety of Southwest Gas Holdings, Inc. and its consolidated subsidiaries
Spruce Power	The legal entity, Spruce Power Holding Corporation, one or more of its consolidated subsidiaries, or the entirety of Spruce Power Holding Corporation and its consolidated subsidiaries
Standard & Poor's	Standard & Poor's Ratings Services, a division of S&P Global Inc.
Stonepeak	The legal entity Stonepeak Partners, LLC, one or more of its affiliated investment vehicles (including Dunedin Members, LLC) or the entirety of Stonepeak Partners, LLC and its affiliated investment vehicles
Summer	V.C. Summer nuclear power station
Surry	Surry nuclear power station
Terra Nova Renewable Partners	The legal entity, Terra Nova Renewable Partners, LLC, a partnership comprised primarily of institutional investors advised by J.P. Morgan Asset Management-Global Real Assets, or one or more of its consolidated subsidiaries
Three Cedars	Granite Mountain and Iron Springs, collectively
Toshiba	Toshiba Corporation, parent company of Westinghouse
Toshiba settlement	Settlement Agreement dated as of July 27, 2017, by and among Toshiba, DESC and Santee Cooper
TSR	Total shareholder return
UEX	Uncollectible Expense Rider deployed by East Ohio
Ullico	The legal entity, Ullico Inc., one or more of its consolidated subsidiaries, or the entirety of Ullico Inc. and its consolidated subsidiaries
Utah Commission	Utah Public Service Commission
VCEA	Virginia Clean Economy Act of March 2020
VEBA	Voluntary Employees' Beneficiary Association
VIE	Variable interest entity
Virginia City Hybrid Energy Center	A 610 MW baseload carbon-capture compatible, clean coal powered electric generation facility in Wise County, Virginia
Virginia Commission	Virginia State Corporation Commission
Virginia Facilities	Proposed electric interconnection and transmission facilities in and around Virginia Beach, Virginia, comprising transmission facilities required to interconnect the CVOW Commercial Project reliably with the existing transmission system; including 3 miles of 230 kV offshore export circuits, 4 miles of underground 230 kV onshore export circuits, a new Harpers switching station, 14 miles of three new overhead 230 kV transmission circuits between a new Harpers switching station and the Fentress substation, rebuild eight miles of two existing 230 kV overhead lines and an expansion of the Fentress substation
Virginia Power	The legal entity, Virginia Electric and Power Company, one or more of its consolidated subsidiaries or operating segment, or the entirety of Virginia Electric and Power Company and its consolidated subsidiaries
VOC	Volatile organic compounds
VPFS	Virginia Power Fuel Securitization, LLC
Warren County	A 1,349 MW combined-cycle, natural gas-fired power station in Warren County, Virginia
West Virginia Commission	Public Service Commission of West Virginia
Westinghouse	Westinghouse Electric Company LLC
Wexpro	The legal entity, Wexpro Company, one or more of its consolidated subsidiaries, or the entirety of Wexpro Company and its consolidated subsidiaries
Wexpro Agreement	An agreement which sets forth the rights of Questar Gas to receive certain benefits from Wexpro's operations, including cost-of-service gas
Wexpro II Agreement	An agreement with the states of Utah and Wyoming modeled after the Wexpro Agreement that allows for the addition of properties under the cost-of-service methodology for the benefit of Questar Gas customers
Wexpro Agreements	Collectively, the Wexpro Agreement, Wexpro II Agreement and two stipulation agreements approved by the Utah Commission allowing for the inclusion of certain property at Canyon Creek and the Trail Unit under the Wexpro II Agreement
White River Hub	MountainWest White River Hub, LLC (formerly known as White River Hub, LLC)
Wisconsin Commission	Public Service Commission of Wisconsin
WP&L	Wisconsin Power and Light Company, a subsidiary of Alliant Energy Corporation
WPSC	Wisconsin Public Service Corporation, a subsidiary of WEC Energy Group
Wrangler	Wrangler Retail Gas Holdings, LLC, a partnership between Dominion Energy (through March 2022) and Interstate Gas Supply, Inc.
Wyoming Commission	Wyoming Public Service Commission

Item 1. Business

GENERAL

Dominion Energy, headquartered in Richmond, Virginia and incorporated in Virginia in 1983, is one of the nation's largest producers and distributors of energy. Dominion Energy is committed to providing reliable, affordable and increasingly clean energy every day and to achieving net zero carbon emissions by 2050. Dominion Energy's strategy is to be a leading provider of electricity, natural gas and related services to customers primarily in the eastern region of the U.S. As of December 31, 2023, Dominion Energy's portfolio of assets includes approximately 29.5 GW of electric generating capacity, 10,600 miles of electric transmission lines, 79,300 miles of electric distribution lines and 94,800 miles of gas distribution mains and related service facilities, which are supported by 4,000 miles of gas transmission, gathering and storage pipeline. As of December 31, 2023, Dominion Energy operates in 15 states and serves approximately 7 million customers. Such amounts are inclusive of Dominion Energy's gas distribution operations expected to be sold to Enbridge during 2024.

Dominion Energy is in the final stages of its comprehensive business review announced in November 2022 as discussed in *Future Issues and Other Matters* in Item 7. MD&A. In connection with the comprehensive business review, Dominion Energy entered into agreements in September 2023 to sell all of its regulated gas distribution operations, except for DESC's, to Enbridge. In addition, Dominion Energy completed the sale in September 2023 of its remaining 50% noncontrolling partnership interest in Cove Point to BHE under the agreement entered into in July 2023. Pending the final results of the business review, Dominion Energy continues to focus on expanding and improving its regulated electric utilities and long-term contracted businesses while transitioning to a cleaner energy future. Its capital expenditure plan for 2024 includes a focus on upgrading the electric system in Virginia through investments in additional renewable generation facilities, strategic undergrounding and energy conservation programs as well as upgrades to its electric transmission and distribution networks while also meeting environmental requirements and standards set by various regulatory bodies. Renewable generation facilities are expected to include significant investments in utility-scale solar and the CVOW Commercial Project. In addition, Dominion Energy has either received or applied for license extensions for its regulated nuclear power stations in Virginia and South Carolina and intends to apply for license extensions for Millstone.

Dominion Energy currently expects approximately 90% of earnings from its primary operating segments to come from state-regulated primarily electric utility businesses. Dominion Energy's nonregulated operations consist primarily of long-term contracted electric generation operations. Dominion Energy's operations are conducted through various subsidiaries, including DESC and Virginia Power. DESC is an SEC registrant; however, its Form 10-K is filed separately and is not combined herein.

Virginia Power, headquartered in Richmond, Virginia and incorporated in Virginia in 1909 as a Virginia public service corporation, is a wholly-owned subsidiary of Dominion Energy and a regulated public utility that generates, transmits and distributes electricity for sale in Virginia and North Carolina. In Virginia, Virginia Power conducts business under the name "Dominion Energy Virginia" and primarily serves retail customers. In North Carolina, it conducts business under the name "Dominion Energy North Carolina" and serves retail customers located in the northeastern region of the state, excluding certain municipalities. In addition, Virginia Power sells and transmits electricity at wholesale prices to rural electric cooperatives, municipalities and into wholesale electricity markets. All of Virginia Power's stock is owned by Dominion Energy.

Amounts and information disclosed for Dominion Energy are inclusive of Virginia Power, where applicable.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANIES

The Companies file their annual, quarterly and current reports, proxy statements and other information with the SEC. Their SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov.

The Companies make their SEC filings, including the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, available, free of charge, through Dominion Energy's website, http://www.dominionenergy.com, as soon as reasonably practicable after filing or furnishing the material to the SEC. The Companies also make available on the "Investors" page of Dominion Energy's website additional information which may be important to investors, such as investor presentations, earnings release kits and other materials and presentations. Information contained on Dominion Energy's website, including, but not limited to reports mentioned in *Environmental Strategy*, is not incorporated by reference in this report.

ACQUISITIONS AND DISPOSITIONS

The following acquisitions and divestitures within the last three years are considered significant to the Companies.

GAS DISTRIBUTION OPERATIONS

Sales to Enbridge

In September 2023, Dominion Energy entered into an agreement for the East Ohio Transaction with Enbridge for $4.3 billion in cash consideration and the assumption by Enbridge of approximately $2.3 billion of related long-term debt. This transaction is expected to close in 2024, contingent on meeting regulatory conditions, including receipt of any remaining approvals.

In September 2023, Dominion Energy entered into an agreement for the PSNC Transaction with Enbridge for $2.2 billion in cash consideration and the assumption by Enbridge of approximately $1.0 billion of related long-term debt. This transaction is expected to close in 2024, contingent on meeting regulatory conditions, including receipt of any remaining approvals.

In September 2023, Dominion Energy entered into an agreement for the Questar Gas Transaction with Enbridge for $3.0 billion in cash consideration and the assumption by Enbridge of approximately $1.3 billion of related long-term debt. This transaction is expected to close in 2024, contingent on meeting regulatory conditions, including receipt of any remaining approvals.

See Note 3 to the Consolidated Financial Statements for additional information.

GAS TRANSMISSION AND STORAGE OPERATIONS

Sale to Southwest Gas

In December 2021, Dominion Energy completed the sale of the Q-Pipe Group to Southwest Gas for approximately $1.5 billion in cash proceeds and the assumption by Southwest Gas of $430 million of related long-term debt. See Note 3 to the Consolidated Financial Statements for additional information.

HOPE

In August 2022, Dominion Energy completed the sale of 100% of the equity interests in Hope to Ullico for $690 million in cash consideration, subject to customary closing adjustments. See Note 3 to the Consolidated Financial Statements for additional information.

ELECTRIC GENERATION FACILITIES

Acquisition of Virginia Power Solar Projects

In 2022 and 2021, Virginia Power entered into and completed the acquisitions of several primarily early-stage solar development projects in Virginia, which are primarily expected to be recovered under Rider CE.

In 2022, Virginia Power entered into and completed the acquisitions of various solar development projects in Virginia. These projects are expected to cost a total of approximately $1.1 billion once constructed, including initial acquisition costs, and generate approximately 537 MW combined.

In 2021, Virginia Power entered into and completed the acquisition of various solar development projects in Virginia. These projects are expected to cost a total of approximately $1.4 billion once constructed, including initial acquisition costs, and generate approximately 697 MW combined.

See Note 13 to the Consolidated Financial Statements for additional information.

Acquisition of Nonregulated Solar Projects

In 2023, Dominion Energy entered into an agreement to acquire a nonregulated solar project in Virginia and completed the acquisition in 2024. The project is expected to cost a total of $205 million once constructed, including the initial acquisition cost, and generate approximately 83 MW.

In 2022, Dominion Energy entered into an agreement and completed the acquisition of a nonregulated solar project in Ohio. The project is expected to cost a total of $390 million once constructed, including the initial acquisition cost, and generate approximately 200 MW.

See Note 10 to the Consolidated Financial Statements for additional information.

Sale of Non-Wholly-Owned Nonregulated Solar Facilities

In 2021, Dominion Energy completed the sale of SBL Holdco, which held Dominion Energy's remaining 67% controlling interest in certain nonregulated solar projects, to Terra Nova Renewable Partners for cash proceeds of $209 million and the assumption by Terra Nova Renewable Partners of $265 million of related long-term debt.

In 2021, Dominion Energy completed the sale of its remaining 50% controlling interest in Four Brothers and Three Cedars to Clearway for cash proceeds of $331 million.

See Note 10 to the Consolidated Financial Statements for additional information.

EQUITY METHOD INVESTMENTS

Sale of Interest in Cove Point

In September 2023, Dominion Energy completed the sale of its 50% noncontrolling limited partnership interest in Cove Point to BHE for approximately $3.3 billion in cash proceeds. See Note 9 to the Consolidated Financial Statements for additional information.

Contributions to and Disposition of Interest in Wrangler

Dominion Energy completed a final contribution to Wrangler in December 2021 of its remaining nonregulated natural gas retail energy marketing operations receiving $127 million in cash, while maintaining its 20% noncontrolling interest in Wrangler. Subsequently in December 2021 and March 2022, Dominion Energy sold 5% and the remaining 15%, respectively, of its noncontrolling ownership interest in Wrangler to Interstate Gas Supply, Inc. for cash consideration of $33 million and $85 million, respectively.

See Note 9 to the Consolidated Financial Statements for additional information.

Acquisition of Interest in Dominion Privatization

In February 2022, Dominion Energy entered into an agreement to form Dominion Privatization, a joint venture with Patriot. Under the agreement, during 2022 Dominion Energy contributed its existing privatization operations in Virginia, Texas, Pennsylvania and South Carolina, excluding contracts held by DESC, and Patriot contributed cash. Dominion Energy received total consideration of $335 million, comprised of $168 million in cash proceeds and a 50% noncontrolling ownership interest in Dominion Privatization with an initial fair value of $167 million.

See Note 9 to the Consolidated Financial Statements for additional information.

HUMAN CAPITAL

One of Dominion Energy's greatest strengths is its employees and Dominion Energy is committed to providing them with a safe, diverse and inclusive workplace. The ability to attract, develop and retain a diverse workforce is integral to the long-term success of Dominion Energy. At December 31, 2023, Dominion Energy had approximately 17,700 full-time employees, of which approximately 4,600 are subject to collective bargaining agreements, including approximately 6,400 full-time employees at Virginia Power, of which approximately 2,600 are subject to collective bargaining agreements.

Safety is the highest priority of Dominion Energy's five core values with the fundamental goal to send every employee home safe and sound every day. In 2023, Dominion Energy experienced an OSHA Recordable Rate of 0.45 compared to 0.52 in 2022 and 0.46 in 2021. These rates reflect Dominion Energy's dedication to safety when compared to a BLS Industry Average OSHA Recordable Rate of 1.7 in both 2022 and 2021. As evidence of Dominion Energy's commitment to safety, annual incentive plans for all employees, except as restricted by any collective bargaining agreements, include a safety performance measure. In addition, Dominion Energy was proactive in protecting its workforce during the global COVID-19 pandemic by establishing safety protocols and adapting its approach as the pandemic evolved. Dominion Energy also facilitated telecommuting and hybrid work options for many employees and expanded paid time off and other benefits to help employees cope with disruptions caused by the pandemic.

Dominion Energy works to recruit, retain and develop the careers of talented individuals who reflect the communities it serves. To cultivate this diversified workforce, Dominion Energy focuses on workforce diversity, equity and inclusion while fostering an environment where employees can utilize their unique strengths, skills, personalities and life experiences. Dominion Energy is committed to increasing its diverse workforce representation to 40% by year-end 2026; to be adjusted as necessary based on position and market availability. During 2023, Dominion Energy increased diverse representation within its workforce from 37.0% to 37.7%, following an increase during 2022 from 35.5% to 37.0% and an increase during 2021 from 34.7% to 35.5%. For the purposes of measuring diversity, Dominion Energy includes employees who identify their gender as female and/or their race/ethnicity as American Indian or Alaskan Native, Asian, Black or African American, Hispanic or Latino, Native Hawaiian or Other Pacific Islander or Two or More Races. In 2023, 2022 and 2021, the percentage of new hires that are diverse was 49.0%, 48.9% and 57.5%, respectively. Dominion Energy sponsors nine employee resource groups to support and reinforce its culture of inclusiveness by enabling employees with shared interests and backgrounds to work together to create community, provide networking opportunities and encourage professional development. The employee resource groups are aligned to support various forms of diversity, equity and inclusion, including gender, sexual orientation, gender identity and expression, race, veteran status, age, ability and cultural heritage. To further advance these initiatives, annual incentive plans for all employees, except as restricted by any collective bargaining agreements, include a performance measure for participation in diversity, equity and inclusion training.

Dominion Energy attracts and retains its employees by offering competitive compensation and benefits packages, including healthcare, retirement, paid time off, parental leave and other benefits. Dominion Energy also offers a variety of training and development opportunities for all employees with the goal to provide a consistent and progressive approach to training that engages the workforce and fosters a culture of learning. To this end, Dominion Energy offers continuous learning opportunities including tuition assistance programs, professional development resources, access to a career center and a self-guided training program for independent learning as well as leadership development programs. These resources and programs are designed not only to engage and retain talented employees but also to allow Dominion Energy to meet the needs of its customers in an ever-changing industry with a skilled workforce.

OPERATING SEGMENTS

Dominion Energy manages its daily operations through three primary operating segments: Dominion Energy Virginia, Dominion Energy South Carolina and Contracted Energy. See Note 26 to the Consolidated Financial Statements for a summary description of operations within each of the three primary operating segments. Dominion Energy also reports a Corporate and Other segment, which includes its corporate, service companies and other functions (including unallocated debt) as well as Dominion Energy's noncontrolling interest in Dominion Privatization. Corporate and Other includes specific items attributable to Dominion Energy's operating segments that are not included in profit measures evaluated by executive management in assessing the operating segments' performance or in allocating resources. In addition, Corporate and Other includes the net impact of discontinued operations consisting primarily of the operations included in the East Ohio, PSNC and Questar Gas Transactions and Dominion Energy's equity investment in Atlantic Coast Pipeline as discussed in Notes 3 and 9 to the Consolidated Financial Statements.

Virginia Power manages its daily operations through its primary operating segment: Dominion Energy Virginia. It also reports a Corporate and Other segment that primarily includes specific items attributable to its operating segments that are not included in profit measures evaluated by executive management in assessing the segment's performance or in allocating resources.

While daily operations are managed through the operating segments previously discussed, assets remain wholly-owned by the Companies and their respective legal subsidiaries.

Dominion Energy Virginia

Dominion Energy Virginia is composed of Virginia Power's regulated electric transmission, distribution and generation (regulated electric utility and its related energy supply) operations, which serve approximately 2.8 million residential, commercial, industrial and governmental customers in Virginia and North Carolina.

Dominion Energy Virginia's capital plan for 2024 includes spending approximately $9 billion to construct new generation capacity, including the CVOW Commercial Project, to continue developments to meet its renewable generation targets and growing electricity demand within its service territory in order to maintain reliability and regulatory compliance and to upgrade or add new transmission lines, distribution lines, substations, and other facilities, as well as maintain existing generation capacity. The proposed infrastructure projects and investment commitments are intended to address both continued customer growth and increases in electricity consumption which are primarily driven by new and larger data center customers. See *Properties* and *Environmental Strategy* for additional information on this and other utility projects. Data centers, which represent 24% and 21% of Virginia Power's electricity sales for the years ended December 31, 2023 and 2022, respectively, have been a source of significant increase in demand which is expected to continue over the next decade. The concentration of data centers primarily in Loudoun County, Virginia represents a unique challenge and requires significant investments in electric transmission facilities to meet the growing demand.

Virginia Power also plans to continue making progress on its ten-year plan through 2028 to transform its electric grid into a smarter, stronger and greener grid. This plan addresses the structural limitations of Virginia Power's distribution grid in a systematic manner in order to recognize and accommodate fundamental changes and requirements in the energy industry. The objective is to address both customer and system needs by (i) achieving even higher levels of reliability and resiliency against natural and man-made threats, (ii) leveraging technology to enhance the customer experience and improve the operation of the system and (iii) safely and effectively integrating new utility-scale renewable generation and storage as well as customer–level distributed energy resources such as rooftop solar and battery storage. The Virginia Commission has approved portions of this plan through 2026.

Revenue provided by electric distribution and generation operations is based primarily on rates established by the Virginia and North Carolina Commissions. Approximately 79% of revenue comes from serving Virginia jurisdictional customers. Base rates for the Virginia jurisdiction are set using a modified cost-of-service rate model, and are generally designed to allow an opportunity to recover the cost of providing utility service and earn a reasonable return on investments used to provide that service. Variability in earnings is driven primarily by changes in rates, weather, customer growth and other factors impacting consumption such as the economy and energy conservation, in addition to operating and maintenance expenditures. Electric operations continue to focus on improving service and experience levels while striving to reduce costs and link investments to operational results. SAIDI performance results, excluding major events, were 130 minutes for the three-year average ending 2023, down from the previous three-year average of 136 minutes. This decrease is primarily due to decreased storm activity.

Earnings may also reflect variations in the timing or nature of expenses as compared to those contemplated in current rates, such as labor and benefit costs, capacity expenses, the timing, duration and costs of scheduled and unscheduled outages as well as certain customers' ability to choose a generation service provider. The cost of fuel and purchased power is generally collected through fuel cost-recovery mechanisms established by regulators and does not materially impact net income. The cost of new generation facilities is generally recovered through riders in Virginia. Variability in earnings from riders reflects changes in the authorized ROE and the carrying amount of these facilities, which are largely driven by the timing and amount of capital investments, as well as depreciation. See Note 13 to the Consolidated Financial Statements for additional information.

Revenue provided by Virginia Power's electric transmission operations is based primarily on rates approved by FERC. The profitability of this business is dependent on its ability, through the rates it is permitted to charge, to recover costs and earn a reasonable ROIC. Variability in earnings primarily results from changes in rates and the timing of property additions, retirements and depreciation.

Virginia Power is a member of PJM, an RTO, and its electric transmission facilities are integrated into PJM wholesale electricity markets. Consistent with the increased authority given to NERC by EPACT, Virginia Power is committed to meeting NERC standards, modernizing its infrastructure and maintaining superior system reliability with respect to its electric transmission operations.

COMPETITION

There is no competition for electric distribution service within Virginia Power's service territory in Virginia and North Carolina and no such competition is currently permitted. Historically, since its electric transmission facilities are integrated into PJM and electric transmission services are administered by PJM, there was no competition in relation to transmission service provided to customers within the PJM region. However, competition from non-incumbent PJM transmission owners for development, construction and ownership of certain transmission facilities in Virginia Power's service territory is permitted pursuant to Order 1000, subject to state and local siting and permitting approvals. This could result in additional competition to build and own transmission infrastructure in Virginia Power's service area in the future and could allow Dominion Energy to seek opportunities to build and own facilities in other service territories. Additionally, there is some competition for Virginia Power's generation operations for Virginia jurisdictional electric utility customers that meet certain size requirements or that currently are purchasing energy from competitive suppliers deemed to be 100% renewable by the Virginia Commission. See *Electric* under *State Regulations* in *Regulation* for additional information. Currently, North Carolina does not offer retail choice to electric customers.

Virginia Power's non-jurisdictional solar operations are not currently subject to significant competition as the output from these facilities is primarily sold under long-term power purchase agreements with terms generally ranging from 16 to 25 years. However, in the future, such operations may compete with other power generation facilities to serve certain large-scale customers after the power purchase agreements expire.

REGULATION

Virginia Power's electric distribution and generation operations, including the rates it may charge to jurisdictional customers, as well as wholesale electric transmission rates, tariffs and terms of service, are subject to regulation by the Virginia and North Carolina Commissions as well as FERC, NRC, EPA, DOE, U.S. Army Corps of Engineers and other federal, state and local authorities. See *State Regulations* and *Federal Regulations* in *Regulation, Future Issues and Other Matters* in Item 7. MD&A and Notes 13 and 23 to the Consolidated Financial Statements for additional information.

PROPERTIES

For a description of existing facilities see Item 2. Properties.

CVOW Commercial Project

In September 2019, Virginia Power filed applications with PJM for the CVOW Commercial Project and for certain approvals and rider recovery from the Virginia Commission in November 2021. The total cost of the project is estimated to be approximately $10 billion, excluding financing costs. Virginia Power's estimate for the 2.6 GW project's projected levelized cost of energy is approximately $75-85/MWh. Following a competitive procurement process, Virginia Power has entered into fixed price contracts for the major offshore construction and equipment components. The contracts include services denominated in currencies other than the U.S. dollar for approximately €2.6 billion and 5.1 billion kr., which have been included within the cost estimate above. In addition, certain of the fixed price contracts, approximately €0.7 billion, contain commodity indexing provisions linked to steel. As a result, any changes in applicable exchange rates or commodity indices, if not mitigated, could result in a change to the ultimate cost of the project. In May 2022, Virginia Power entered into forward purchase agreements with a notional amount of approximately €3.2 billion to hedge its foreign currency rate risk exposure from certain fixed price contracts for the major offshore construction and equipment components of the CVOW Commercial Project. As of December 31, 2023, approximately 92% of the costs subject to exchange rate or commodity indices have been fixed.

In March 2022, the Virginia Commission approved Virginia Power's application filed in December 2021 for approval of a lease contract with an affiliated entity for the use of a Jones Act compliant offshore wind installation vessel currently under development. In April 2022, Virginia Power filed an application with the North Carolina Commission for approval of the same lease contract and received approval in January 2023. In January 2023, Virginia Power entered into the lease contract with commencement of the 20-month lease term in August 2025 at a total cost of approximately $240 million plus ancillary services.

In August 2022, the Virginia Commission approved the application for certification of the Virginia Facilities component of the CVOW Commercial Project, the revenue requirement for the initial rate year of Rider OSW and noted that no further action was required with respect to Virginia Power's foreign currency risk mitigation plan. The Virginia Commission also included a performance standard for operation of the CVOW Commercial Project, which would require that customers be held harmless for any shortfall in energy production below an annual net capacity factor of 42%, as determined on a three-year rolling average, with details on the implementation of such standard to be determined in a future proceeding. Also in August 2022, Virginia Power filed a petition for limited reconsideration relating to the performance standard for operation of the CVOW Commercial Project included in the Virginia Commission's August order. The Virginia Commission granted reconsideration and suspended in part the August order pending its reconsideration with Rider OSW approved on an interim basis. In October 2022, Virginia Power, Office of the Attorney General of Virginia and other parties filed a settlement agreement with the Virginia Commission for approval. The settlement agreement provides for a voluntary cost sharing mechanism resulting from unforeseen construction cost increases; specifically, that Virginia Power will be eligible to recover 50% of such incremental costs which fall between $10.3 billion and $11.3 billion with no recovery of such incremental costs which fall between $11.3 billion and $13.7 billion. There is no voluntary cost sharing mechanism for any total construction costs in excess of $13.7 billion, the recovery of which would be determined in a future Virginia Commission preceding. The settlement agreement also provides for customers to receive the maximum benefits available under the IRA including that to the extent the IRA reduces the total construction costs, such reductions will also be applied to the cost sharing bands discussed above. In addition, the settlement agreement includes enhanced performance reporting provisions, in lieu of a performance guarantee, for the operation of the CVOW Commercial Project. To the extent the annual net capacity factor is below 42%, as determined on a three-year rolling average, Virginia Power is required to provide detailed explanation of the factors contributing to any shortfall to the Virginia Commission which could determine in a future proceeding a remedy for incremental costs incurred associated with any deemed unreasonable or imprudent actions of Virginia Power. In December 2022, the Virginia Commission approved the settlement agreement and reinstated its August 2022 order granting approval of Rider OSW. See Note 13 to the Consolidated Financial Statements for additional information on Rider OSW.

Virginia Power commenced major onshore construction activities in November 2023 following the receipt of a record of decision from BOEM in October 2023 for construction of the CVOW Commercial Project. In January 2024, Virginia Power received the final approval from BOEM authorizing offshore construction and necessary permits from the U.S. Army Corps of Engineers for offshore construction. As a result, Virginia Power anticipates commencing major offshore construction activities in the first half of 2024. The project is expected to be placed in service by the end of 2026. Virginia Power expects to incur approximately 80% of the project costs from 2023 through 2025. Through December 31, 2023, Virginia Power had incurred approximately $2.9 billion of costs. Virginia Power anticipates funding the project consistent with its approved debt to equity capitalization structure. In February 2024, Virginia Power entered into an agreement to sell a 50% noncontrolling interest in the CVOW Commercial Project to Stonepeak through the formation of OSWP. The agreement, subject to applicable regulatory approvals, is expected to provide for funding of 50% of the estimated total project costs of the CVOW Commercial Project, subject to certain adjustments. See Note 10 to the Consolidated Financial Statements for additional information. The CVOW Commercial Project is vital for Virginia Power to meet the renewable energy portfolio standard established in the VCEA and is consistent with the criteria within the VCEA for the construction of an offshore wind facility deemed to be in the public interest as well as the guidelines facilitating cost recovery. See additional discussion of the VCEA provisions concerning renewable generation projects in Note 13 to the Consolidated Financial Statements.

Electric Generation and Storage Projects

In addition, Virginia Power is developing, financing and constructing new generation capacity as well as seeking license extensions on zero carbon nuclear generation facilities to meet its renewable generation targets and growing electricity demand within its service territory. Significant projects under construction or development as well as significant projects under consideration are set forth below:

- Virginia Power plans to invest approximately $1.1 billion in 2024 to acquire or construct several solar facilities to serve utility customers. See Note 13 to the Consolidated Financial Statements for additional information.
- Virginia Power has received a 20-year extension of the operating licenses for its two units at Surry and has commenced the process to extend the operating licenses

for its two units at North Anna. Virginia Power plans to invest approximately $375 million associated with the relicensing process in 2024. See *Nuclear Decommissioning* below for additional information on these facilities.

- Virginia Power continues to consider the construction of a third nuclear unit at a site located at North Anna. See *Future Issues and Other Matters* in Item 7. MD&A for additional information on this project.
- Virginia Power is considering the construction of a hydro-electric pumped storage facility in Southwest Virginia.
- Virginia Power is considering the construction of simple cycle combustion turbines in Virginia for reliability purposes.

Electric Transmission and Distribution Projects

Virginia Power continues to invest in transmission projects that are a part of PJM's RTEP process which focus on reliability improvements and replacement of aging infrastructure. The projects that have been authorized by PJM are expected to result in future capital expenditures of approximately $1.0 billion in 2024.

Virginia legislation provides for the recovery of costs, subject to approval by the Virginia Commission, for Virginia Power to move approximately 4,000 miles of electric distribution lines underground. The program is designed to reduce restoration outage time by moving Virginia Power's most outage-prone overhead distribution lines underground, has an annual investment cap of approximately $242 million and is expected to be completed by 2029. The Virginia Commission has approved six phases of the program encompassing approximately 1,866 miles of converted lines and $1.1 billion in capital spending (with $1.1 billion recoverable through Rider U).

See Note 13 to the Consolidated Financial Statements for additional information.

SOURCES OF ENERGY SUPPLY

Virginia Power uses a variety of fuels to power its electric generation fleet and purchases power for utility system load requirements and to satisfy physical forward sale requirements. Some of these agreements have fixed commitments and are detailed further in *Fuel and Other Purchase Commitments* in Item 7. MD&A.

Presented below is a summary of Virginia Power's actual system output by energy source:

Source	2023	2022	2021
Natural gas	**36%**	36%	40%
Nuclear[1]	**29**	28	29
Purchased power, net	**25**	23	17
Coal[2]	**5**	8	9
Renewable and Hydro[3]	**5**	5	5
Total	**100%**	100%	100%

(1) Excludes ODEC's 11.6% undivided ownership interest in North Anna.
(2) Excludes ODEC's 50.0% undivided ownership interest in the Clover power station.
(3) Includes solar and biomass.

Nuclear Fuel—Virginia Power primarily utilizes long-term contracts to support its nuclear fuel requirements. Worldwide market conditions are continuously evaluated to ensure a range of supply options at reasonable prices which are dependent on the market environment. Current agreements, inventories and spot market availability are expected to support current and planned fuel supply needs. Additional fuel is purchased as required to ensure optimal cost and inventory levels.

Fossil Fuel—Virginia Power primarily utilizes natural gas and coal in its fossil fuel plants. All recent fossil fuel plant construction involves natural gas generation.

Virginia Power's natural gas and oil supply is obtained from various sources including purchases from major and independent producers in the Mid-Continent and Gulf Coast regions, purchases from local producers in the Appalachian area and Marcellus and Utica regions, purchases from gas marketers and withdrawals from underground storage fields owned by third parties. Virginia Power manages a portfolio of natural gas transportation contracts (capacity) that provides for reliable natural gas deliveries to its gas turbine fleet, while minimizing costs.

Virginia Power's coal supply is obtained through long-term contracts and short-term spot agreements from domestic suppliers.

Biomass—Virginia Power's biomass supply is obtained through long-term contracts and short-term spot agreements from local suppliers.

Purchased Power—Virginia Power purchases electricity from the PJM spot market and through power purchase agreements with other suppliers to provide for utility system load requirements.

SEASONALITY

Virginia Power's earnings vary seasonally as a result of the impact of changes in temperature, the impact of storms and other catastrophic weather events, and the availability of alternative sources for heating on demand by residential and commercial customers. Generally, the demand for electricity peaks during the summer and winter months to meet cooling and heating needs, respectively. An increase in heating degree days for Virginia Power's electric utility-related operations does not produce the same increase in revenue as an increase in cooling degree days, due to seasonal pricing differentials and because alternative heating sources are more readily available.

NUCLEAR DECOMMISSIONING

Virginia Power has a total of four licensed, operating nuclear reactors at Surry and North Anna in Virginia.

Decommissioning involves the decontamination and removal of radioactive contaminants from a nuclear power station once operations have ceased, in accordance with standards established by the NRC. Amounts collected from ratepayers have been placed into trusts and are invested to fund the expected future costs of decommissioning the Surry and North Anna units.

Virginia Power believes that the decommissioning funds and their expected earnings for the Surry and North Anna units will be sufficient to cover expected decommissioning costs, particularly when combined with future ratepayer collections and contributions to these decommissioning trusts, if such future collections and contributions are required. This reflects the long-term investment horizon, since the units will not be decommissioned for decades, and a positive long-term outlook for trust fund investment returns. Virginia Power will continue to monitor these trusts to ensure they meet the NRC minimum financial assurance requirements, which may include, if needed, the use of parent company guarantees, surety bonding or other financial instruments recognized by the NRC.

The estimated cost to decommission Virginia Power's four nuclear units is reflected in the table below and is primarily based upon site-specific studies completed in 2019. These cost studies are generally completed every four to five years. The current cost estimates assume decommissioning activities will begin shortly after cessation of operations, which will occur when the operating licenses expire.

Under the current operating licenses, Virginia Power is scheduled to decommission the Surry and North Anna units during the period 2038 to 2112. NRC regulations allow licensees to apply for extension of an operating license in up to 20-year increments. In 2021, Virginia Power was granted an additional 20 years for its operating licenses for the two units at Surry. Under these license extensions, the two units will be allowed to generate electricity through 2052 and 2053. In 2020, Virginia Power submitted a license renewal application for the two units at North Anna. Under this renewal application, the two units will be allowed to generate electricity through 2058 and 2060, if approved. Between the four units, Virginia Power estimates that it could spend approximately $4 billion through 2035 on capital improvements. The existing regulatory framework in Virginia provides rate recovery mechanisms for such costs.

The estimated decommissioning costs, funds in trust and current license expiration dates for Surry and North Anna are shown in the following table:

	NRC license expiration year	Most recent cost estimate (2023 dollars)[1]	Funds in trusts at December 31, 2023[2]
(dollars in millions)			
Surry			
Unit 1	2052	$ 864	$1,053
Unit 2	2053	854	1,037
North Anna			
Unit 1[3]	2038	774	839
Unit 2[3]	2040	779	787
Total		$3,271	$3,716

(1) The cost estimates shown above reflect reductions for the expected future recovery of certain spent fuel costs based on Virginia Power's contracts with the DOE for disposal of spent nuclear fuel consistent with the reductions reflected in Virginia Power's nuclear decommissioning AROs and includes the expectation that 20-year license extensions are approved for both units at North Anna.
(2) Virginia Power did not make any contributions to its nuclear decommissioning trust funds during 2023.
(3) North Anna is jointly owned by Virginia Power (88.4%) and ODEC (11.6%). However, Virginia Power is responsible for 89.26% of the decommissioning obligation. Amounts reflect 89.26% of the decommissioning cost for both of North Anna's units.

Also see Notes 9, 14 and 23 to the Consolidated Financial Statements for additional information about nuclear decommissioning trust investments, AROs and other aspects of nuclear decommissioning, respectively.

Dominion Energy South Carolina

Dominion Energy South Carolina is comprised of DESC's generation, transmission and distribution of electricity to approximately 0.8 million customers in the central, southern and southwestern portions of South Carolina and the distribution of natural gas to approximately 0.4 million residential, commercial and industrial customers in South Carolina.

Dominion Energy South Carolina's capital plan for 2024 includes spending approximately $1 billion to upgrade existing or add new infrastructure to meet growing energy needs within its service territory and maintain reliability.

Revenue provided by DESC's electric distribution operations is based primarily on rates established by the South Carolina Commission. Variability in earnings is driven primarily by changes in rates, weather, customer growth and other factors impacting consumption such as the economy and energy conservation, in addition to operating and maintenance expenditures.

DESC's electric transmission operations serve its electric distribution operations as well as certain wholesale customers. Revenue provided by such electric transmission operations is based on a FERC-approved formula rate mechanism under DESC's open access transmission tariff or based on retail rates established by the South Carolina Commission.

Revenue provided by DESC's electric generation operations is primarily derived from the sale of electricity generated by its utility generation assets and is based on rates established by the South Carolina Commission. Variability in earnings may arise when revenues are impacted by factors not reflected in current rates, such as the impact of weather, customer demand or the timing and nature of expenses or outages.

Electric operations continue to focus on improving service and experience levels while striving to reduce costs and link investments to operational results. SAIDI performance results, excluding major events, were 82 minutes for the three-year average ending 2023, consistent with the previous three-year average of 82 minutes.

Revenue provided by DESC's natural gas distribution operations primarily results from rates established by the South Carolina Commission. Variability in earnings results from changes in operating and maintenance expenditures, as well as changes in rates and the demand for services, the availability and prices of alternative fuels and the economy.

DESC is a member of the Carolinas Reserve Sharing Group, one of several geographic divisions within the SERC. The SERC is one of seven regional entities with delegated authority from NERC for the purpose of proposing and enforcing reliability standards approved by NERC. In addition, DESC also participates in the SEEM platform, which became operational in November 2022. See *Federal Regulations* in *Regulation* for additional information on SEEM.

COMPETITION

There is no competition for electric distribution or generation service within DESC's retail electric service territory in South Carolina and no such competition is currently permitted. However, competition from third-party owners for development, construction and ownership of certain transmission facilities in DESC's service territory is permitted pursuant to Order 1000, subject to state and local siting and permitting approvals. This could result in additional competition to build and own transmission infrastructure in DESC's service area in the future.

Competition in DESC's natural gas distribution operations is generally based on price and convenience. Large commercial and industrial customers often have the ability to switch from natural gas to an alternate fuel, such as propane or fuel oil. Natural gas competes with these alternate fuels based on price. As a result, any significant disparity between supply and demand, either of natural gas or of alternate fuels, and due either to production or delivery disruptions or other factors, will affect price and the ability to retain large commercial and industrial customers.

REGULATION

DESC's electric distribution service, including the rates it may charge to jurisdictional customers, is subject to regulation by the South Carolina Commission. DESC's electric generation operations are subject to regulation by the South Carolina Commission, FERC, NRC, EPA, DOE, U.S. Army Corps of Engineers and other federal, state and local authorities. DESC's electric transmission service is primarily regulated by FERC and the DOE. DESC's gas distribution operations are subject to regulation by the South Carolina Commission, as well as PHMSA, the U.S. Department of Transportation and the South Carolina Office of Regulatory Staff for enforcement of federal and state pipeline safety requirements. See *State Regulations* and *Federal Regulations* in *Regulation, Future Issues and Other Matters* in Item 7. MD&A and Notes 13 and 23 to the Consolidated Financial Statements for additional information.

PROPERTIES

For a description of existing facilities, see Item 2. Properties.

DESC has the following significant projects under construction or development to better serve customers or expand its service offerings within its service territory:

In 2020, DESC began the upgrade of its electric and gas systems to an AMI whereby smart meters will be installed throughout its service area. As of December 31, 2023, DESC has completed the installation of approximately 976,000 of the planned 1.1 million smart meters. This project is estimated to cost approximately $140 million and be completed by the end of 2024.

In January 2022, DESC committed to a plan to retire certain existing gas combustion turbine facilities, including certain units which currently do not have any net summer capability, and replace them with new gas combustion turbine units at the Williams and Parr facilities to increase reliability and reduce emissions. The replacement facilities are expected to be placed in service by the end of 2025 at an estimated cost of approximately $340 million, excluding financing costs, and have a total winter generating capacity of approximately 171 MW.

To maintain reliability, DESC commenced development in 2023 of a wastewater treatment facility at its Williams facility. The project will allow DESC to comply with the effluent limitation guidelines and is expected to be placed in service by the end of 2025 at an estimated cost of approximately $165 million, excluding financing costs.

In February 2024, DESC received approval from the South Carolina Commission to provide electric services to two large

industrial customers which will require development of new electric transmission facilities.

SOURCES OF ENERGY SUPPLY

DESC uses a variety of fuels to power its electric generation fleet and purchases power for utility system load requirements.

Presented below is a summary of DESC's actual system output by energy source:

Source	2023	2022	2021
Natural gas	50%	48%	49%
Nuclear[1]	21	23	20
Coal	18	18	20
Renewable and Hydro[2]	11	11	11
Total	100%	100%	100%

(1) Excludes Santee Cooper's 33.3% undivided ownership interest in Summer.
(2) Includes solar.

Natural gas—DESC purchases natural gas under contracts with producers and marketers on both a short-term and long-term basis at market-based prices. The gas is delivered to DESC through firm transportation agreements with various counterparties, which expire between 2024 and 2084.

Coal—DESC primarily obtains coal through short-term and long-term contracts with suppliers located in eastern Kentucky, Tennessee, Virginia and West Virginia that will expire at various times throughout 2024 and 2026. Spot market purchases may occur when needed or when prices are believed to be favorable.

Nuclear—DESC primarily utilizes long-term contracts to support its nuclear fuel requirements. DESC, for itself and as agent for Santee Cooper, and Westinghouse are parties to a fuel alliance agreement and contracts for fuel fabrication and related services. Under these contracts, DESC supplies enriched products to Westinghouse, who in turn supplies nuclear fuel assemblies for Summer. Westinghouse is DESC's exclusive provider of such fuel assemblies on a cost-plus basis. The fuel assemblies to be delivered under the contracts are expected to supply the nuclear fuel requirements through 2036.

In addition, DESC has contracts covering its nuclear fuel needs for uranium, conversion services and enrichment services. These contracts have varying expiration dates through 2032. DESC believes that it will be able to renew these contracts as they expire or enter into similar contractual arrangements with other suppliers of nuclear fuel materials and services and that sufficient capacity for nuclear fuel supplies and processing exists to allow for normal operations of its nuclear generating unit. Current agreements, inventories and spot market availability are expected to support current and planned fuel supply needs. Additional fuel is purchased as required to ensure optimal fuel and inventory levels.

SEASONALITY

DESC's electric business earnings vary seasonally as a result of the impact of changes in temperature, the impact of storms and other catastrophic weather events and the availability of alternative sources for heating on demand by residential and commercial customers. Generally, the demand for electricity peaks during the summer and winter months to meet cooling and heating needs, respectively. An increase in heating degree days does not produce the same increase in revenue as an increase in cooling degree days, due to seasonal pricing differentials and because alternative heating sources are more readily available.

DESC's gas distribution and storage business earnings vary seasonally as a result of the impact of changes in temperature on demand by residential and commercial customers for gas to meet heating needs. The majority of these earnings are generated during the heating season, which is generally from November to March; however, South Carolina has certain rate mechanisms designed to reduce the impact of weather-related fluctuations.

NUCLEAR DECOMMISSIONING

DESC has a two-thirds interest in one licensed, operating nuclear reactor at Summer in South Carolina.

Decommissioning involves the decontamination and removal of radioactive contaminants from a nuclear power station once operations have ceased, in accordance with standards established by the NRC. Amounts collected from ratepayers are placed into trusts and are invested to fund the expected future costs of decommissioning Summer.

DESC believes that the decommissioning funds and their expected earnings will be sufficient to cover expected decommissioning costs, particularly when combined with future ratepayer collections and contributions to this trust. DESC will continue to monitor this trust to ensure that it meets the NRC minimum financial assurance requirements, which may include, if needed, the use of Dominion Energy guarantees, surety bonding or other financial instruments recognized by the NRC.

The estimated cost to DESC to decommission its 66.7% ownership in Summer is reflected in the table below and is primarily based upon site-specific studies completed in 2020. These cost studies are generally completed every four to five years. Santee Cooper is responsible for the remaining decommissioning costs, proportionate with its 33.3% ownership in Summer. The cost estimates assume decommissioning activities will begin shortly after cessation of operations, which will occur when the operating license expires. NRC regulations allow licensees to apply for extension of an operating license in up to 20-year increments. In August 2023, DESC filed an application with the NRC to renew the operating license for Unit 1 at Summer for an additional 20 years. A relicensing would extend its life through 2062. The existing regulatory framework in South Carolina provides a rate recovery mechanism for costs incurred on the relicensing process.

The estimated decommissioning costs, funds in trust and current license expiration dates for Summer are shown in the following table:

	NRC license expiration year	Most recent cost estimate (2023 dollars)[1]	Funds in trusts at December 31, 2023[2]
(dollars in millions)			
Summer – Unit 1	**2042**	**$808**	**$247**

(1) The cost estimates shown above reflect reductions for the expected future recovery of certain spent fuel costs based on DESC's contracts with the DOE for disposal of spent nuclear fuel consistent with the reductions reflected in DESC's nuclear decommissioning AROs and includes the expectation that a 20-year license extension is obtained.

(2) Excludes any funds held in trust by Santee Cooper. DESC made contributions of $3 million to its nuclear decommissioning trust funds during 2023.

Also see Notes 9, 14 and 23 to the Consolidated Financial Statements for additional information about nuclear decommissioning trust investments, AROs and other aspects of nuclear decommissioning, respectively.

Contracted Energy

Contracted Energy includes the operations of Millstone, and associated energy marketing and price risk activities, and Dominion Energy's nonregulated long-term contracted renewable electric generation fleet. Contracted Energy also includes nonregulated renewable natural gas facilities in operation and under development, including Dominion Energy's investment in Align RNG. See Investments below for additional information regarding the Align RNG investment.

Contracted Energy's capital plan for 2024 includes spending approximately $0.5 billion primarily to support its operations at Millstone and develop renewable natural gas projects.

Contracted Energy derives its earnings primarily from Dominion Energy's nonregulated generation assets, including associated capacity and ancillary services. Variability in earnings provided by Millstone relates to changes in market-based prices received for electricity and capacity as well as the timing, duration and costs of scheduled and unscheduled outages. Approximately half of Millstone's output is sold under the Millstone 2019 power purchase agreements, which commenced in October 2019. Market-based prices for electricity are largely dependent on commodity prices and the demand for electricity. Capacity prices are dependent upon resource requirements in relation to the supply available (both existing and new) in the forward capacity auctions, which are held approximately three years in advance of the associated delivery year. Dominion Energy manages the electric price volatility of Millstone by hedging a substantial portion of its expected near-term energy sales not subject to the Millstone 2019 power purchase agreements with derivative instruments.

Dominion Energy's nonregulated generation fleet includes solar generation facilities in operation or development in five states, including Virginia. The output of these facilities is sold under long-term power purchase agreements with terms generally ranging from 15 to 25 years. Variability in earnings provided by these assets relates to changes in irradiance levels due to changes in weather. See Notes 3 and 10 to the Consolidated Financial Statements for additional information regarding certain solar projects.

COMPETITION

Contracted Energy's renewable generation projects are not currently subject to significant competition as the output from these facilities is primarily sold under long-term power purchase agreements with terms generally ranging from 15 to 25 years. However, in the future, such operations may compete with other power generation facilities to serve certain large-scale customers after the power purchase agreements expire. Competition for the nonregulated fleet is impacted by electricity and fuel prices, new market entrants, construction by others of generating assets and transmission capacity, technological advances in power generation, the actions of environmental and other regulatory authorities and other factors. These competitive factors may negatively impact the nonregulated fleet's ability to profit from the sale of electricity and related products and services.

Millstone is dependent on its ability to operate in a competitive environment and does not have a predetermined rate structure that provides for an ROIC. Millstone operates within a functioning RTO and primarily competes on the basis of price. Competitors include other generating assets bidding to operate within the RTO. Millstone competes in the wholesale market with other generators to sell a variety of products including energy, capacity and ancillary services. It is difficult to compare various types of generation given the wide range of fuels used by generation facilities, fuel procurement strategies, efficiencies and operating characteristics of the fleet within any given RTO. However, Dominion Energy applies its expertise in operations, dispatch and risk management to maximize the degree to which Millstone is competitive compared to similar assets within the region.

REGULATION

Contracted Energy's generation fleet is subject to regulation by the NRC, EPA, DOE, U.S. Army Corps of Engineers and other federal, state and local authorities. See *Federal Regulations* in *Regulation, Future Issues and Other Matters* in Item 7. MD&A and Note 23 to the Consolidated Financial Statements for additional information.

PROPERTIES

For a listing of facilities, see Item 2. Properties.

Non-Utility Renewable Natural Gas—In December 2019, Dominion Energy announced the formation of a strategic alliance with Vanguard Renewables in collaboration with the Dairy Farmers of America to capture methane from dairy farms and convert it into pipeline quality natural gas. In August 2021, Dominion Energy announced an expansion of the partnership, increasing its commitment up to $1 billion. As of December 31, 2023, 21 dairy renewable natural gas facilities were under construction in Colorado, Nevada, Idaho, Georgia, Kansas, Texas and New Mexico. These facilities are expected to be placed in service in 2024 and 2025 with an estimated total cost of approximately $1.1 billion, excluding financing costs. Dominion Energy expects to invest approximately $200 million in 2024.

INVESTMENTS

Align RNG—In November 2018, Dominion Energy announced the formation of Align RNG, an equal partnership with Smithfield Foods, Inc. As of December 31, 2023, Align RNG had four projects under construction in North Carolina, Arizona and Virginia with an estimated total cost of approximately $210 million. These facilities are expected to be placed in service in 2024 through 2027.

LEASING ARRANGEMENT

In December 2020, Dominion Energy signed an agreement (subsequently amended in December 2022 and May 2023) with a lessor to complete construction of and lease a Jones Act compliant offshore wind installation vessel. This vessel is designed to handle current turbine technologies as well as next generation turbines. The lessor is providing equity and has obtained financing commitments from debt investors, totaling $625 million, to fund the estimated project costs. The project is expected to be completed in late 2024 or early 2025. The initial lease term will

commence once construction is substantially complete and the vessel is delivered and will mature in November 2027. See Note 15 to the Consolidated Financial Statements for additional information.

SOURCES OF ENERGY SUPPLY

Contracted Energy's renewable fleet utilizes solar energy to power its electric generation while Millstone utilizes nuclear fuel, which is acquired primarily through a series of 5-year contracts, to power its electric generation. In addition, Dominion Energy occasionally purchases electricity from the ISO-NE spot market to satisfy physical forward sale requirements, as described below. Some of these agreements have fixed commitments and are detailed further in *Fuel and Other Purchase Commitments* in Item 7. MD&A.

SEASONALITY

Sales of electricity for Contracted Energy are subject to seasonal variation as a result of the weather, partially mitigated by the Millstone 2019 power purchase agreements.

NUCLEAR DECOMMISSIONING

Dominion Energy has two licensed, operating nuclear reactors at Millstone in Connecticut. Dominion Energy intends to seek approval of 20-year license extensions for both Units 2 and 3, which would allow these units to generate electricity through 2055 and 2065, respectively. A third Millstone unit ceased operations before Dominion Energy acquired the power station.

As part of Dominion Energy's acquisition of Millstone, it acquired decommissioning funds for the related units. Dominion Energy believes that the decommissioning funds and their expected earnings will be sufficient to cover expected decommissioning costs for the Millstone units. Dominion Energy will continue to monitor these trusts to ensure they meet the NRC minimum financial assurance requirements, which may include, if needed, the use of parent company guarantees, surety bonding or other financial instruments recognized by the NRC. The most recent site-specific study completed for Millstone was performed in 2019.

The estimated decommissioning costs, funds in trust and current license expiration dates for Millstone are shown in the following table:

	NRC license expiration year	Most recent cost estimate (2023 dollars)[1]	Funds in trusts at December 31, 2023[2]
(dollars in millions)			
Millstone			
Unit 1[3]	N/A	$ 469	$ 804
Unit 2	2035	708	1,089
Unit 3[4]	2045	803	1,090
Total		$1,980	$2,983

(1) The cost estimates shown above reflect reductions for the expected future recovery of certain spent fuel costs based on Dominion Energy's contracts with the DOE for disposal of spent nuclear fuel consistent with the reductions reflected in Dominion Energy's nuclear decommissioning AROs.
(2) Dominion Energy did not make any contributions to its nuclear decommissioning trust funds related to Millstone during 2023.
(3) Unit 1 permanently ceased operations in 1998, before Dominion Energy's acquisition of Millstone.
(4) Millstone Unit 3 is jointly owned by Dominion Energy Nuclear Con-

necticut, Inc., with a 6.53% undivided interest in Unit 3 owned by Massachusetts Municipal and Green Mountain. Decommissioning cost is shown at Dominion Energy's ownership percentage. At December 31, 2023, the minority owners held $63 million of trust funds related to Millstone Unit 3 that are not reflected in the table above.

Also see Notes 9, 14 and 23 to the Consolidated Financial Statements for additional information about nuclear decommissioning trust investments, AROs and other aspects of nuclear decommissioning, respectively.

Corporate and Other

CORPORATE AND OTHER SEGMENT-DOMINION ENERGY

Dominion Energy's Corporate and Other segment includes its corporate, service company and other functions (including unallocated debt) as well as its noncontrolling interest in Dominion Privatization. Corporate and Other includes specific items attributable to Dominion Energy's operating segments that are not included in profit measures evaluated by executive management in assessing the segments' performance or in allocating resources. In addition, Corporate and Other includes the net impact of discontinued operations consisting primarily of the operations included in the East Ohio, PSNC and Questar Gas Transactions and a noncontrolling interest in Atlantic Coast Pipeline.

Dominion Energy's regulated natural gas sales, transportation, gathering, storage and distribution operations included in the East Ohio, PSNC and Questar Gas Transactions operate in Ohio, North Carolina, Utah, southwestern Wyoming and southeastern Idaho and collectively serve approximately 3.0 million residential, commercial and industrial customers. Earnings for East Ohio, PSNC and Questar Gas primarily result from rates established by the Ohio, North Carolina, Utah, Wyoming and Idaho Commissions. The profitability of these businesses is dependent on their ability, through the rates they are permitted to charge, to recover costs and earn a reasonable return on their capital investments. Variability in earnings primarily results from changes in operating and maintenance expenditures, as well as changes in rates and the economy, including customer growth.

Dominion Energy owns a 50% noncontrolling interest in Dominion Privatization, a partnership with Patriot, which maintains and operates electric and gas distribution infrastructure under service concession arrangements with certain U.S. military installations in Pennsylvania, South Carolina, Texas, Washington D.C. and Virginia.

Dominion Energy owns a 53% noncontrolling interest in Atlantic Coast Pipeline. In July 2020, as a result of the continued permitting delays, growing legal uncertainties and the need to incur significant capital expenditures to maintain project timing before such uncertainties could be resolved, Dominion Energy and Duke Energy announced the cancellation of the Atlantic Coast Pipeline Project.

See Notes 3 and 9 to the Consolidated Financial Statements for additional information.

CORPORATE AND OTHER SEGMENT-VIRGINIA POWER

Virginia Power's Corporate and Other segment primarily includes certain specific items attributable to its operating segments that are not included in profit measures evaluated by executive

management in assessing the segment's performance or in allocating resources.

REGULATION

The Companies are subject to regulation by various federal, state and local authorities, including the state commissions of Virginia, North Carolina, South Carolina, Ohio, Utah, Wyoming and Idaho, SEC, FERC, EPA, DOE, PHMSA, NRC, U.S. Army Corps of Engineers and U.S. Department of Transportation.

State Regulations

ELECTRIC

Virginia Power and DESC's electric utility retail services are subject to regulation by the Virginia and North Carolina Commissions and the South Carolina Commission, respectively.

Virginia Power and DESC hold CPCNs which authorize them to maintain and operate their electric facilities already in operation and to sell electricity to customers. However, Virginia Power and DESC may not construct generating facilities or large capacity transmission lines without the prior approval of various state and federal government agencies. In addition, the Virginia Commission and the North Carolina Commission regulate Virginia Power's and the South Carolina Commission regulates DESC's transactions with affiliates and transfers of certain facilities. The Virginia, North Carolina and South Carolina Commissions also regulate the issuance of certain securities.

Electric Regulation in Virginia

The Regulation Act provides for a cost-of-service rate model and permits Virginia Power to seek recovery of costs for new generation projects, including pumped hydroelectricity generation and storage facilities as well as extensions of operating licenses of nuclear power generation facilities, FERC-approved transmission costs, underground distribution lines, certain environmental compliance, conservation, energy efficiency and demand response programs and renewable energy facilities and programs through stand-alone riders, and also contains statutory provisions directing Virginia Power to file annual fuel cost recovery cases with the Virginia Commission. If the Virginia Commission does not allow recovery of costs incurred in providing service on a timely basis, Virginia Power's future earnings could be negatively impacted.

The GTSA reinstated base rate reviews commencing with the 2021 Triennial Review. In the triennial review proceedings, earnings that were more than 70 basis points above the utility's authorized ROE that might have been refunded to customers and served as the basis for a reduction in future rates, could be reduced by Virginia Commission-approved investment amounts in qualifying solar or wind generation facilities or electric distribution grid transformation projects that Virginia Power elected to include in a CCRO. The legislation declared that electric distribution grid transformation projects are in the public interest and provided that the costs of such projects may be recovered through a rate adjustment clause if not the subject of a CCRO. Any costs that were the subject of a CCRO were deemed recovered in base rates during the triennial period under review and could not be included in base rates in future triennial review proceedings. In any triennial review in which the Virginia Commission determined that the utility's earnings are more than 70 basis points above its authorized ROE, base rates were subject to reduction prospectively and customer refunds would be due unless the total CCRO elected by the utility equaled or exceeded the amount of earnings in excess of the 70 basis points. For the purposes of measuring any customer refunds or CCRO amounts utilized under the GTSA, associated income taxes were factored into the determination of such amounts. This section of the GTSA concerning base rate reviews was amended by 2023 legislation as discussed below.

In April 2020, the VCEA replaced Virginia's voluntary renewable energy portfolio standard for Virginia Power with a mandatory program setting annual renewable energy portfolio standard requirements based on the percentage of total electric energy sold by Virginia Power, excluding existing nuclear generation and certain new carbon-free resources, reaching 100% by the end of 2045. The VCEA includes related requirements concerning deployment of wind, solar and energy storage resources, as well as provides for certain measures to increase net-metering, including an allocation for low-income customers, incentivizes energy efficiency programs and provides for cost recovery related to participation in a carbon trading program.

In April 2023, legislation was enacted that resets the frequency of base rate reviews from a triennial period, as established under the GTSA, to a biennial period commencing with the 2023 Biennial Review. The legislation provides that the Virginia Commission will establish an authorized ROE of 9.70% for Virginia Power in the 2023 Biennial Review, and that subsequent to the 2023 Biennial Review the Virginia Commission is authorized to utilize any methodology it deems to be consistent with the public interest to make future ROE determinations. In all future biennial reviews, if the Virginia Commission determines that Virginia Power's existing base rates will, on a going-forward basis, produce revenues that are either in excess of or below its authorized rate of return, the Virginia Commission is authorized to reduce or increase such base rates, as applicable and necessary, to ensure that Virginia Power's base rates are just and reasonable while still allowing Virginia Power to recover its costs and earn a fair rate of return. In addition, beginning with the 2025 Biennial Review, the Virginia Commission may, at its discretion, increase or decrease Virginia Power's authorized ROE by up to 50 basis points based on factors that may include reliability, generating plant performance, customer service and operating efficiency, with the provisions applying to such adjustments to be determined in a future proceeding.

The legislation directs that if the Virginia Commission determines as part of the 2023 Biennial Review that Virginia Power has earned more than 70 basis points above its authorized ROE of 9.35% established in the 2021 Triennial Review that 85% of the amount of such earnings above this level be credited to customers' bills. In future biennial reviews, beginning with the biennial review to be filed in 2025, 85% of any earnings determined by the Virginia Commission to be up to 150 basis points above Virginia Power's authorized ROE shall be credited to customers' bills as well as 100% of any earnings that are more than 150 basis points above Virginia Power's authorized ROE. For the purposes of measuring any bill credits due to customers, associated income taxes are factored into the determination of such amounts. In addition, the legislation eliminates Virginia

Power's ability to utilize Virginia Commission-approved investment amounts in qualifying solar or wind generation facilities or electric distribution grid transformation projects as a CCRO to reduce or offset any earnings otherwise eligible for customer credits as previously permitted under the GTSA.

See Note 13 to the Consolidated Financial Statements for additional information.

Electric Regulation in North Carolina

Virginia Power's retail electric base rates in North Carolina are regulated on a cost-of-service/rate-of-return basis subject to North Carolina statutes and the rules and procedures of the North Carolina Commission. North Carolina base rates are set by a process that allows Virginia Power to recover its operating costs and an ROIC. If retail electric earnings exceed the authorized ROE established by the North Carolina Commission, retail electric rates may be subject to review and possible reduction by the North Carolina Commission, which may decrease Virginia Power's future earnings. Additionally, if the North Carolina Commission does not allow recovery of costs incurred in providing service on a timely basis, Virginia Power's future earnings could be negatively impacted. Fuel rates are subject to revision under annual fuel cost adjustment proceedings. Recent North Carolina legislation provides Virginia Power the option to apply for a multi-year rate plan to establish base rates under a performance-based rate plan rather than a general rate case.

Under this optional structure, rates would be set for a multi-year period and be subject to revenue decoupling for residential customers, an annual earnings sharing mechanism and performance-based requirements.

Virginia Power's transmission service rates in North Carolina are regulated by the North Carolina Commission as part of Virginia Power's bundled retail service to North Carolina customers.

See Note 13 to the Consolidated Financial Statements for additional information.

Electric Regulation in South Carolina

DESC's retail electric base rates in South Carolina are regulated on a cost-of-service/rate-of-return basis subject to South Carolina statutes and the rules and procedures of the South Carolina Commission. South Carolina base rates are set by a process that allows DESC to recover its operating costs and an ROIC. If retail electric earnings exceed the authorized ROE established by the South Carolina Commission, retail electric rates may be subject to review and possible reduction, which may decrease DESC's future earnings. Additionally, if the South Carolina Commission does not allow recovery of costs incurred in providing service on a timely basis, DESC's future earnings could be negatively impacted. Fuel costs are reviewed annually by the South Carolina Commission, as required by statute, and fuel rates are subject to revision in these annual fuel proceedings. DESC also submits annual filings to the South Carolina Commission for rider recovery related to its DSM programs and pension costs. The DSM rider includes recovery of any net lost revenues and for a shared savings incentive.

Pursuant to the SCANA Merger Approval Order, DESC is recovering capital costs and a return on capital cost rate base related to the NND Project over a 20-year period through a capital cost rider. The capital cost rider also provides for the return to retail electric customers of certain amounts associated with the NND Project. Revenue from the capital cost rider component of retail electric rates will continue to decline over the 20-year period as capital cost rate base is reduced.

See Note 13 to the Consolidated Financial Statements for additional information.

GAS

Questar Gas and Wexpro's natural gas development, production, transportation and distribution services, including the rates it may charge its customers, are regulated by the state commissions of Utah, Wyoming and Idaho. East Ohio, PSNC and DESC's natural gas distribution services, including the rates they may charge their customers, are regulated by the state commissions of Ohio, North Carolina and South Carolina, respectively.

Gas Regulation in Utah, Wyoming and Idaho

Questar Gas is subject to regulation of rates and other aspects of its business by the Utah, Wyoming and Idaho Commissions. The Idaho Commission has contracted with the Utah Commission for rate oversight of Questar Gas' operations in a small area of southeastern Idaho. When necessary, Questar Gas seeks general base rate increases to recover increased operating costs and a fair return on rate base investments. Base rates are set based on the cost-of-service by rate class. Base rates for Questar Gas are designed primarily based on rate design methodology in which the majority of operating costs are recovered through volumetric charges. The volumetric charges for the residential and small commercial customers in Utah and Wyoming are subject to revenue decoupling and adjusted for changes in usage per customer.

Questar Gas makes routine separate filings with the Utah and Wyoming Commissions to reflect changes in the costs of purchased gas. Questar Gas' purchased gas adjustment allows it to recover from customers all prudently incurred gas costs, including transportation costs, and certain related uncollectible expenses. A large portion of these purchased gas costs are subject to rate recovery through the Wexpro Agreement and Wexpro II Agreement. Costs that are expected to be recovered in future rates are deferred as regulatory assets. The purchased gas recovery filings generally cover a prospective twelve-month period. Approved increases or decreases in gas cost recovery rates result in increases or decreases in revenues with corresponding increases or decreases in net purchased gas cost expenses.

The Utah Commission has approved a standalone cost recovery mechanism to recover specified costs and a return for infrastructure projects between general base rate cases.

See Note 13 to the Consolidated Financial Statements for additional information.

Gas Regulation in Ohio

East Ohio is subject to regulation of rates and other aspects of its business by the Ohio Commission. When necessary, East Ohio seeks general base rate increases to recover increased operating costs and a fair return on rate base investments. Base rates are set based on the cost-of-service by rate class. A straight-fixed-variable rate design, in which the majority of operating costs are recovered through a monthly charge rather than a volumetric charge, is utilized to establish rates for a majority of East Ohio's customers pursuant to a 2008 rate case settlement.

East Ohio makes routine filings with the Ohio Commission to reflect changes in the costs of gas purchased for operational balancing on its system. These purchased gas costs are subject to rate recovery through a mechanism that ensures dollar for dollar recovery of prudently incurred costs. Costs that are expected to be recovered in future rates are deferred as regulatory assets. The rider filings cover unrecovered gas costs plus prospective annual demand costs. Increases or decreases in gas cost rider rates result in increases or decreases in revenues with corresponding increases or decreases in net purchased gas cost expenses.

The Ohio Commission has also approved several stand-alone cost recovery mechanisms to recover specified costs and a return for infrastructure, information technology and integrity or compliance-related projects between general base rate cases.

See Note 13 to the Consolidated Financial Statements for additional information.

Gas Regulation in North Carolina

PSNC is subject to regulation of rates and other aspects of its business by the North Carolina Commission. When necessary, PSNC seeks general base rate increases to recover increased operating costs and a fair return on rate base investments. Base rates are set based on the cost-of-service by rate class. Base rates for PSNC are designed primarily based on rate design methodology in which the majority of operating costs are recovered through volumetric charges. The volumetric charges for the residential and commercial customers are subject to revenue decoupling and adjusted for changes in usage per customer.

PSNC makes routine separate filings with the North Carolina Commission to reflect changes in the costs of purchased gas. PSNC's purchased gas adjustment allows it to recover from customers all prudently incurred gas costs, including transportation costs, and the related portion of uncollectible expenses. Costs that are expected to be recovered in future rates are deferred as regulatory assets. The purchased gas recovery filings are made periodically to reflect prospective costs and recovery. Approved increases or decreases in gas cost recovery rates result in increases or decreases in revenues with corresponding increases or decreases in net purchased gas cost expenses.

The North Carolina Commission has also approved a standalone cost recovery mechanism to recover specified capital costs and a return for pipeline integrity management infrastructure projects between general base rate cases.

See Note 13 to the Consolidated Financial Statements for additional information.

Gas Regulation in South Carolina

DESC is subject to regulation of rates and other aspects of its natural gas distribution service by the South Carolina Commission. DESC provides retail natural gas service to customers in areas in which it has received authorization from the South Carolina Commission and in municipalities in which it holds a franchise. DESC's base rates can be adjusted annually, pursuant to the Natural Gas Rate Stabilization Act, for recovery of costs related to natural gas infrastructure. Base rates are set based on the cost-of-service by rate class approved by the South Carolina Commission in the latest general rate case. Base rates for DESC are based primarily on a rate design methodology in which the majority of operating costs are recovered through volumetric charges. DESC also utilizes a weather normalization adjustment to adjust its base rates during the winter billing months for residential and commercial customers to mitigate the effects of unusually cold or warm weather.

DESC's natural gas tariffs include a purchased gas adjustment that provides for the recovery of prudently incurred gas costs, including transportation costs. DESC is authorized to adjust its purchased gas rates monthly and makes routine filings with the South Carolina Commission to provide notification of changes in these rates. Costs that are under or over recovered are deferred as regulatory assets or liabilities, respectively, and considered in subsequent purchased gas adjustments. The purchased gas adjustment filings generally cover a prospective twelve-month period. Increases or decreases in purchased gas costs can result in corresponding changes in purchased gas adjustment rates and the revenue generated by those rates. The South Carolina Commission reviews DESC's gas purchasing policies and practices, including its administration of the purchased gas adjustment, annually. DESC has also received approval from the South Carolina Commission to create DSM programs for its residential and commercial natural gas customers and a rider to retail gas rates for the recovery of the associated program costs and for a shared savings incentive. DESC has also notified the South Carolina Commission that DESC would seek to recover the net lost revenues resulting from the DSM programs through its annual Natural Gas Rate Stabilization Act proceeding.

See Note 13 to the Consolidated Financial Statements for additional information.

Federal Regulations

FEDERAL ENERGY REGULATORY COMMISSION

Under the Federal Power Act, FERC regulates wholesale sales and transmission of electricity in interstate commerce by public utilities. Virginia Power purchases and, under its market-based rate authority, sells electricity in the PJM wholesale market and to wholesale purchasers in Virginia and North Carolina. Dominion Energy's nonregulated generators sell electricity in the PJM, CAISO and ISO-NE wholesale markets, and to wholesale purchasers in the states of Virginia, North Carolina, Ohio, Connecticut, California and South Carolina, under Dominion Energy's market-based sales tariffs authorized by FERC or pursuant to FERC authority to sell as a qualified facility. DESC may make wholesale sales at market-based rates outside its balancing authority pursuant to its market-based sales tariff authorized by FERC. In addition, DESC has FERC approved tariffs to sell wholesale power at capped rates based on its embedded cost of generation. These cost-based sales tariffs could be used to sell to loads within or outside DESC's service territory. Any such sales are voluntary. FERC also regulates the issuance of certain securities by DESC.

In January 2021, Virginia Power notified PJM that it was electing to satisfy its capacity requirements by becoming a Fixed Resource Requirement Entity that self-supplies the capacity needed to serve load rather than satisfying this requirement by purchasing capacity in PJM's Reliability Pricing Model capacity market. This change became effective for the delivery year beginning June 2022. This decision does not affect day-to-day operations.

The Companies are subject to FERC's Standards of Conduct that govern conduct between transmission function employees of interstate gas and electricity transmission providers and the marketing function employees of their affiliates. The rule defines the scope of transmission and marketing-related functions that are covered by the standards and is designed to prevent transmission providers from giving their affiliates undue preferences.

The Companies are also subject to FERC's affiliate restrictions that (1) prohibit power sales between nonregulated plants and utility plants without first receiving FERC authorization, (2) require the nonregulated and utility plants to conduct their wholesale power sales operations separately, and (3) prohibit utilities from sharing market information with nonregulated plant operating personnel. The rules are designed to prohibit utilities from giving the nonregulated plants a competitive advantage.

EPACT included provisions to create an Electric Reliability Organization, which is required to promulgate mandatory reliability standards governing the operation of the bulk power system in the U.S. FERC has certified NERC as the Electric Reliability Organization and also issued an initial order approving many reliability standards that went into effect in 2007. Entities that violate standards will be subject to fines of up to $1.5 million per day, per violation and can also be assessed non-monetary penalties, depending upon the nature and severity of the violation.

In April 2008, FERC granted an application for Virginia Power's electric transmission operations to establish a forward-looking formula rate mechanism that updates transmission rates on an annual basis and approved an ROE effective as of January 1, 2008. The formula rate is designed to recover the expected revenue requirement for each calendar year and is updated based on actual costs. The FERC-approved formula method, which is based on projected costs, allows Virginia Power to earn a current return on its growing investment in electric transmission infrastructure.

In October 2011, FERC issued an order approving the settlement of DESC's formula rate that updates transmission rates on an annual basis, including its ROE. The formula rate is designed to recover the expected revenue requirement for the calendar year and is updated annually based on actual costs. This FERC accepted formula rate enables DESC to earn a return on its investment in electric transmission infrastructure.

In February 2021, DESC and the other members of the SEEM submitted the Southeast Energy Exchange Market Agreement to FERC for authorization. This agreement sets forth the framework and rules for establishing and maintaining a new voluntary electronic trading platform designed to enhance the existing bilateral market in the Southeast utilizing zero-charge transmission service. That transmission service, in turn, will be voluntarily provided by participating transmission service providers, including DESC. In October 2021, the Southeast Energy Exchange Market Agreement became effective by operation of law as a result of a split FERC vote. The SEEM platform became operational in November 2022. Certain parties appealed FERC's authorization of SEEM to the U.S. Court of Appeals for the District of Columbia. In July 2023, the U.S. Court of Appeals for the District of Columbia remanded the authorization of SEEM to FERC for further proceedings. This matter is pending.

Nuclear Regulatory Commission

All aspects of the operation and maintenance of the Companies' nuclear power stations are regulated by the NRC. Operating licenses issued by the NRC are subject to revocation, suspension or modification, and the operation of a nuclear unit may be suspended if the NRC determines that the public interest, health or safety so requires.

From time to time, the NRC adopts new requirements for the operation and maintenance of nuclear facilities. In many cases, these new regulations require changes in the design, operation and maintenance of existing nuclear facilities. If the NRC adopts such requirements in the future, it could result in substantial increases in the cost of operating and maintaining the Companies' nuclear generating units. See Note 23 to the Consolidated Financial Statements for additional information.

The NRC also requires the Companies to decontaminate their nuclear facilities once operations cease. This process is referred to as decommissioning, and the Companies are required by the NRC to be financially prepared. For information on decommissioning trusts, see *Dominion Energy Virginia-Nuclear Decommissioning*, *Dominion Energy South Carolina-Nuclear Decommissioning,* and *Contracted Energy-Nuclear Decommissioning* above and Notes 3 and 9 to the Consolidated Financial Statements. See Note 23 to the Consolidated Financial Statements for additional information on spent nuclear fuel.

Cyber Regulations

The Companies plan and operate their facilities in compliance with approved government cyber regulatory requirements. The Companies' employees participate on various regulatory committees, track the development and implementation of standards, and maintain proper compliance registration with NERC's regional organizations. The Companies anticipate incurring additional compliance expenditures over the next several years because of the implementation of new cybersecurity programs such as the Transportation Security Administration's gas sector cyber security directives. In addition, NERC continues to develop additional requirements specifically regarding supply chain standards and control centers that impact the bulk electric system. While the Companies expect to incur additional compliance costs in connection with NERC, Transportation Security Administration and other governmental agency regulations, such expenses are not expected to significantly affect results of operations.

Safety Regulations

Dominion Energy is also subject to federal and state pipeline safety laws and regulations which set forth numerous operation, maintenance and inspection and repair regulations designed to ensure the safety and integrity of Dominion Energy's pipeline and storage infrastructure.

The Companies are subject to a number of federal and state laws and regulations, including Occupational Safety and Health Administration, and comparable state statutes, whose purpose is to protect the health and safety of workers. The Companies have an internal safety, health and security program designed to monitor and enforce compliance with worker safety requirements, which is routinely reviewed and considered for improvement. The Companies believe that they are in material compliance with all applicable laws and regulations related to worker health and safety. Notwithstanding these preventive measures, incidents may occur that are outside of the Companies' control.

Environmental Regulations

Each of the Companies' operating segments is subject to substantial laws, regulations and compliance costs with respect to environmental matters. In addition to imposing continuing compliance obligations, these laws and regulations authorize the imposition of significant penalties for noncompliance, including fines, injunctive relief and other sanctions. The cost of complying with applicable environmental laws, regulations and rules is material to the Companies. If compliance expenditures and associated operating costs are not recoverable from customers through regulated rates (in regulated businesses) or market prices (in unregulated businesses), those costs could adversely affect future results of operations and cash flows. The Companies have applied for or obtained the necessary environmental permits for the construction and operation of their facilities. Many of these permits are subject to reissuance and continuing review.

Global Climate Change

The Companies support a federal climate change program that would provide a consistent, economy-wide approach to addressing this issue. Regardless of federal action, the Companies are seeking to reduce their GHG emissions while meeting the growing needs of their customers. In 2020, Virginia enacted the VCEA which addresses climate change matters such as the reduction of GHG emissions and renewable energy portfolio standards. Dominion Energy's CEO and executive operational leadership within each operating segment are responsible for compliance with the laws and regulations governing environmental matters, including GHG emissions, and Dominion Energy's Board of Directors receives periodic updates on these matters. See *State Regulations—Electric—Electric Regulation in Virginia* above, *Environmental Strategy* below*, Environmental Matters* in *Future Issues and Other Matters* in Item 7. MD&A and Note 23 to the Consolidated Financial Statements for additional information on climate change legislation and regulation.

Air

The CAA is a comprehensive program utilizing a broad range of regulatory tools to protect and preserve the nation's air quality. Regulated emissions include, but are not limited to, carbon, methane, VOC, NO_X, other GHGs, mercury, other toxic metals, hydrogen chloride, SO_2 and particulate matter. At a minimum, delegated states are required to establish regulatory programs to meet applicable requirements of the CAA. However, states may choose to develop regulatory programs that are more restrictive. Many of the Companies' facilities are subject to the CAA's permitting and other requirements.

Water

The CWA is a comprehensive program requiring a broad range of regulatory tools including a permit program to authorize and regulate discharges to surface waters with strong enforcement mechanisms. The CWA and analogous state laws impose restrictions and strict controls regarding discharges of effluent into surface waters and require permits to be obtained from the EPA or the analogous state agency for those discharges. Containment

berms and similar structures may be required to help prevent accidental releases. The Companies must comply with applicable CWA requirements at their current and former operating facilities. Stormwater related to construction activities is also regulated under the CWA and by state and local stormwater management and erosion and sediment control laws. From time to time, the Companies' projects and operations may impact tidal and non-tidal wetlands. In these instances, the Companies must obtain authorization from the appropriate federal, state and local agencies prior to impacting wetlands. The authorizing agency may impose significant direct or indirect mitigation costs to compensate for such impacts to wetlands.

Waste and Chemical Management

Dominion Energy is subject to various federal and state laws and implementing regulations governing the management, storage, treatment, reuse and disposal of waste materials and hazardous substances, including the Resource Conservation and Recovery Act of 1976, CERCLA, the Emergency Planning and Community Right-to-Know Act of 1986 and the Toxic Substances Control Act of 1976. Dominion Energy's operations and construction activities, including activities associated with oil and gas production and gas storage wells, generate waste. Across Dominion Energy, completion water is disposed at commercial disposal facilities. Produced water is either hauled for disposal, evaporated or injected into company and third-party owned underground injection wells. Wells drilled in tight-gas-sand and shale reservoirs require hydraulic-fracture stimulation to achieve economic production rates and recoverable reserves. The majority of Wexpro's current and future production and reserve potential is derived from reservoirs that require hydraulic-fracture stimulation to be commercially viable. Currently, all well construction activities, including hydraulic-fracture stimulation and management and disposal of hydraulic fracturing fluids, are regulated by federal and state agencies that review and approve all aspects of gas-and oil-well design and operation.

Protected Species

The ESA and analogous state laws prohibit activities that can result in harm to specific species of plants and animals, as well as impacts to the habitat on which those species depend. In addition to ESA programs, the Migratory Bird Treaty Act of 1918 and Bald and Golden Eagle Protection Act establish broader prohibitions on harm to protected birds. Many of the Companies' facilities are subject to requirements of the ESA, Migratory Bird Treaty Act of 1918 and Bald and Golden Eagle Protection Act. The ESA and Bald and Golden Eagle Protection Act require potentially lengthy coordination with the state and federal agencies to ensure potentially affected species are protected. Ultimately, the suite of species protections may restrict company activities to certain times of year, project modifications may be necessary to avoid harm, or a permit may be needed for unavoidable taking of the species. The authorizing agency may impose mitigation requirements and costs to compensate for harm of a protected species or habitat loss. These requirements and time of year restrictions can result in adverse impacts on project plans and schedules such that the Companies' businesses may be materially affected.

Other Regulations

Other significant environmental regulations to which the Companies are subject include federal and state laws protecting graves, sacred sites, historic sites and cultural resources, including those of American Indian tribal nations and tribal communities. These can result in compliance and mitigation costs as well as potential adverse effects on project plans and schedules such that the Companies' businesses may be materially affected.

Environmental Strategy

Dominion Energy is committed to providing reliable, affordable and increasingly clean energy every day. In February 2020, Dominion Energy set a goal to achieve net zero carbon and methane Scope 1 emissions by 2050. In February 2022, Dominion Energy expanded this commitment to cover Scope 2 emissions and material categories of Scope 3 emissions: electricity purchased to power the grid, fossil fuel purchased for its power stations and gas distribution systems and consumption of sales gas by natural gas customers.

To meet its customers' needs for reliable, affordable and increasingly clean energy every day and to reach net zero emissions, in the near term Dominion Energy is seeking extension of the licenses of its zero-carbon nuclear fleet at North Anna similar to the license extension received for Surry, expanding wind and solar generation as well as energy storage, investing in carbon-beneficial renewable natural gas, expanding its industry-leading methane emissions-reduction programs including pursuing innovative uses of clean burning hydrogen and using low-carbon natural gas to support the integration of wind and solar generation facilities as well as energy storage facilities into the grid and requesting offers for responsibly sourced gas or from those suppliers who are committed to net zero. The strategy to meet these objectives consists of three major elements which will reduce GHG emissions:

- Clean energy diversity;
- Innovation and energy infrastructure modernization; and
- Conservation and energy efficiency.

Over the long term, Dominion Energy's ability to meet its customers' needs for reliable, affordable and increasingly clean energy and achieve net zero emissions will require supportive legislative and regulatory policies, advancements in technology and broader investments across the economy. Dominion Energy will pursue solutions, including pilot programs, of technologies such as large-scale battery storage, carbon capture and storage, small modular reactors and hydrogen if and when they become technologically and economically feasible.

Environmental Justice

Dominion Energy seeks to build partnerships and engage with local communities, stakeholders and customers on environmental issues important to them, including environmental justice considerations such as fair treatment, inclusive involvement and effective communication. Dominion Energy commits to inclusiveness during its stakeholder engagement on decisions regarding the siting and operation of energy infrastructure and strives to include all people and communities, regardless of race, color, national origin or income to ensure a diversity of views are considered in its public engagement process.

Transparency

As part of its broader commitment to transparency, Dominion Energy increased its disclosures around carbon and methane emissions. Dominion Energy discloses its environmental commitments, policies and initiatives in a Sustainability and Corporate Responsibility Report as well as a Climate Report in addition to other reports included on Dominion Energy's dedicated Environmental, Social and Governance website.

Clean Energy Diversity

To achieve its net zero commitment, Dominion Energy is pursuing a diverse mix of cleaner, more efficient and lower-emitting methods of generating and delivering energy, while advancing measures to continue reducing emissions from traditional generation and delivery. Diversifying the energy portfolio enables Dominion Energy to provide customers with cleaner options while protecting the power supply from potential disruption.

Over the past two decades, Dominion Energy has changed the fuel mix it uses to generate electricity, as well as improved the systems that make up its natural gas operations, to achieve a cleaner future. In addition to reducing GHG emissions, Dominion Energy's environmental strategy has also resulted in measurable reductions of other air pollutants such as NO_X, SO_2 and mercury and reduced the amount of coal ash generated and the amount of water withdrawn. Dominion Energy achieved GHG and other air pollutant reductions by implementing an integrated environmental strategy that addresses electric energy production and delivery and energy management. As part of this strategy, Dominion Energy has retired, or committed to retire, several of its fossil fuel electric generating facilities, including those powered by coal, oil and gas with the replacement of this capacity coming from the development of increasingly clean and renewable energy facilities.

Renewable energy is an important component of a diverse energy mix designed to meet Dominion Energy's customers' needs for safe, reliable and affordable energy. As of December 31, 2023, Dominion Energy had 2.5 GW of solar generation capacity in operation across five states and several projects under various stages of development which represented a potential generating capacity of approximately 6.5 GW. Dominion Energy has commenced construction of the CVOW Commercial Project, expected to be placed in service by the end of 2026, along with the CVOW Pilot Project which achieved commercial operation in January 2021. As of December 31, 2023, Virginia Power had energy storage projects under various stages of development which represented a potential storage capacity of approximately 1.1 GW.

Preservation of Dominion Energy's existing carbon-free base-load nuclear generation is also an important component of Dominion Energy's GHG emissions reduction strategy. Virginia Power has received a 20-year extension of the operating licenses for its two units at Surry and has commenced the process to extend the operating licenses for its two units at North Anna. In addition, DESC has commenced the process to extend the operating license for one unit at Summer. Dominion Energy also intends to commence the process to extend the operating licenses for two units at Millstone.

Dominion Energy expects to operate renewable natural gas facilities through its strategic alliance with Vanguard Renewables in collaboration with the Dairy Farmers of America to develop projects to capture and convert methane emissions from dairy farms.

See *Operating Segments* and Item 2. Properties for additional information.

The IRA provides many incentives designed to encourage production of clean energy, reduce carbon emissions, and promote domestic manufacturing. The IRA significantly extends the investment and production tax credits for renewable technologies including wind and solar, and expands the qualifying technologies to include stand-alone storage, hydrogen, renewable natural gas, nuclear and, after 2024, other zero-emissions facilities. The IRA supersedes certain prior renewable energy legislation and contains a two-tiered credit system applicable to both the production and investment tax credits with a lower base credit amount that can be increased up to five times if the taxpayer can satisfy certain labor requirements. See Note 5 to the Consolidated Financial Statements and *Future Issues and Other Matters* in Item 7. MD&A for additional information on the IRA.

Innovation and Energy Infrastructure Modernization

One of the pillars of Dominion Energy's net zero strategy is a focus on innovation as a way to advance technology and sustainability. This includes investing in and building upon previously proven technology, including large-scale battery storage, hydrogen and advanced nuclear technology. Dominion Energy's capital plan in 2024 includes a focus on upgrading the electric system in Virginia through investments in additional renewable generation facilities, smart meters, intelligent grid devices and associated control systems, physical and cyber security investments, strategic undergrounding and energy conservation programs. Dominion Energy also plans to upgrade its gas and electric transmission and distribution networks and meet environmental requirements and standards set by various regulatory bodies. These enhancements are aimed at meeting Dominion Energy's continued goal of providing safe, reliable service while addressing increasing electricity consumption, making Dominion Energy's system more responsive to its customers' desire to more efficiently manage their energy consumption and transforming its grid to be more adaptive to renewable generation resources and battery technologies.

Dominion Energy has also implemented infrastructure improvements and improved operational practices to reduce the GHG emissions for its natural gas facilities. Dominion Energy is also pursuing the construction or upgrade of regulated infrastructure in its natural gas businesses. Dominion Energy has made voluntary commitments as part of the EPA's Natural Gas STAR Methane Challenge Program to continue to reduce methane emissions as part of these improvements. In addition, Dominion Energy is a member of the One Future Coalition, an industry group with members pledging to limit methane emissions to below 1% of gas throughput across the entire natural gas value chain.

See *Operating Segments* for additional information.

Conservation and Energy Efficiency

Conservation and load management play a significant role in meeting the growing demand for electricity and natural gas, while also helping to reduce the environmental footprint of Dominion Energy's customers and lower their bills. Dominion Energy offers various efficiency programs designed to reduce energy consumption in Virginia, North Carolina, Ohio, South Carolina, Utah and Wyoming, including programs such as:

- Energy audits and assessments;
- Incentives for customers to upgrade or install certain energy efficient measures and/or systems;
- Weatherization assistance to help income-eligible customers reduce their energy usage;
- Home energy planning, which provides homeowners with a step-by-step roadmap to efficiency improvements to reduce gas usage; and
- Rebates for installing high-efficiency equipment and qualified electric vehicle chargers.

GHG Emissions

Dominion Energy continues to make progress on achieving its net zero emissions commitment. Through 2022, Dominion Energy has reduced direct Scope 1 CO_2 equivalent carbon and methane emissions by 46%. Through 2022, Dominion Energy has reduced direct carbon emissions from electric generation by 47% since 2005 and reduced methane emissions from its natural gas infrastructure operations by 38% since 2010. For the purposes of these calculations and consistent with GHG Protocol requirements for reporting GHG emission reductions over time, both the baseline and 2022 emissions data includes the gas entities expected to be sold as part of the East Ohio, Questar Gas and PSNC Transactions as well as Dominion Energy's 50% noncontrolling interest in Cove Point.

Dominion Energy's 2023 emissions data is not yet available.

Corporate GHG Inventory

Dominion Energy maintains a comprehensive Corporate GHG Inventory, which follows methodologies specified in the EPA's Mandatory GHG Reporting Rule, 40 Code of Federal Regulations Part 98 for calculating emissions, as well as approved industry protocols. In its annual Corporate GHG Inventory, Dominion Energy voluntarily includes greenhouse gas emission estimates from smaller sources that are not required to be included under the EPA's mandatory GHG Reporting Program, including smaller electric generation, natural gas compressor stations and other sources. Dominion Energy's Corporate GHG Inventory also includes emissions sources it voluntarily reports to various programs in which it participates. As a result, Dominion Energy's reported GHG emissions in its Corporate GHG Inventory are higher than what is reported to the EPA. Dominion Energy includes emissions data in its Corporate GHG Inventory based on its ownership percentage of the associated assets and for the period in which the operations are owned by Dominion Energy.

Total direct Scope 1 CO_2 equivalent emissions reported under Dominion Energy's Corporate GHG Inventory were 33.3 million metric tons in 2022. Reported CO_2 equivalent emissions include CO_2, CH_4, N_2O and SF_6 emissions from Dominion Energy's electric generation operations, electric transmission and distribution operations, natural gas operations and corporate operations. Consistent with its ownership percentage, Dominion Energy's 2022 emissions data reported under its Corporate GHG

Inventory includes emissions from Hope (through August 2022), as well as the entire year of operations for the gas entities expected to be sold as part of the East Ohio, Questar Gas, and PSNC Transactions and Dominion Energy's 50% noncontrolling interest in Cove Point.

- For Dominion Energy's electric generation operations, total CO_2 equivalent emissions were 30.6 million metric tons in 2022, including 9.3 million metric tons from DESC and 21.3 million metric tons from Virginia Power.
- For Dominion Energy's electric transmission and distribution operations, direct CO_2 equivalent emissions were 0.08 million metric tons in 2022.
- For Dominion Energy's natural gas operations, total CO_2 equivalent emissions were 1.9 million metric tons in 2022, including 0.06 million metric tons associated with Hope.
- For Dominion Energy's proportional interest in Cove Point's operations, total CO_2 equivalent emissions were 0.6 million metric tons in 2022.
- For Dominion Energy's corporate operations, which includes renewable natural gas operations and Dominion Privatization assets, in addition to building heat and Dominion Energy's vehicle and aviation fleets, total CO_2 equivalent emissions were 0.09 million metric tons in 2022.

EPA Mandatory GHG Reporting Program

Dominion Energy has been reporting GHG emissions, including carbon, methane, N_2O and SF_6, from its natural gas infrastructure, electric generation and power delivery operations to the EPA since 2011 under the EPA mandatory GHG Reporting Program. The EPA's mandatory GHG Reporting Program requires annual reporting of emissions from assets operated by Dominion Energy based on full equity asset ownership at the end of the calendar year. Dominion Energy's 2022 GHG emissions reported under various subparts of the EPA's Mandatory GHG Reporting Program as of December 31, 2022, which includes the gas entities expected to be sold as part of the East Ohio, Questar Gas and PSNC Transactions are as follows:

Natural Gas Operations—2022 Emissions

Segment	Subparts W & C CH_4 Emissions	Subparts W & C CO_2 Emissions	Subparts W & C N_2O Emissions	Subparts W & C as CO_2 Equivalent Emissions
(metric tons)				
Distribution	30,237	1,995	—	757,909
Production	14,054	12,421	0.03	363,786
Transmission pipelines	208	6		5,198
Transmission compressor stations	116	42,374	0.08	45,307
Gathering and boosting	3,035	105,083	0.20	181,011
Storage	230	40,989	0.08	46,756
LNG storage	58	1,137	—	2,597
Total[1][2]	47,938	204,006	0.39	1,402,563

(1) Totals may not foot due to rounding.
(2) Excludes amounts related to Cove Point.

Electric Generation Operations—2022 Emissions

Company	Subparts C & D CO_2 Emissions	Subparts C & D CH_4 Emissions	Subparts C & D N_2O Emissions	Subparts C & D CH_4 Emissions as CO_2 Equivalent Emissions	Subparts C & D N_2O Emissions as CO_2 Equivalent Emissions	Subparts C & D as CO_2 Equivalent Emissions
(metric tons)						
Virginia Power[1]	22,879,092	1,084	145	27,102	43,095	22,949,289
DESC	9,238,539	471	64	11,771	19,160	9,269,471
Total[2]	32,117,631	1,555	209	38,873	62,255	32,218,760

(1) Virginia Power totals include biomass, which were not included in the Corporate GHG inventory.
(2) Totals may not foot due to rounding.

Electric Transmission and Distribution Operations—2022 Emissions

Company	Subpart DD SF_6 Emissions	Subpart DD SF_6 as CO_2 Equivalent Emissions
(metric tons)		
Virginia Power	2.66	60,648
DESC	0.99	22,483
Total[1]	3.65	83,131

(1) Totals may not foot due to rounding.

Environmental protection and monitoring expenditures

Dominion Energy incurred $269 million, $251 million and $221 million of expenses (including accretion and depreciation) during 2023, 2022 and 2021 respectively, in connection with environmental protection and monitoring activities. Dominion Energy expects these expenses to be approximately $265 million and $260 million in 2024 and 2025, respectively. In addition, capital expenditures related to environmental controls were $132 million, $91 million, and $37 million for 2023, 2022 and 2021, respectively. Dominion Energy expects these expenditures to be approximately $225 million and $190 million for 2024 and 2025, respectively.

Item 1A. Risk Factors

The Companies' businesses are influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond their control. A number of these factors have been identified below. For other factors that may cause actual results to differ materially from those indicated in any forward-looking statement or projection contained in this report, see *Forward-Looking Statements* in Item 7. MD&A. As discussed in *Future Issues* in Item 7. MD&A, Dominion Energy has commenced a comprehensive business review. The outcomes of the business review and the implementation of the resulting recommendations may be subject to various risks and uncertainties (some of which may include the risks and uncertainties discussed below or other risks and uncertainties that cannot yet be determined) that could have a material impact on the Companies' future results of operations, cash flows and/or financial condition.

Regulatory, Legislative and Legal Risks

The rates of the Companies' principal electric transmission, distribution and generation operations and gas distribution operations are subject to regulatory review. Revenue provided by the Companies' electric transmission, distribution and generation operations and by gas distribution operations is based primarily on rates approved by state and federal regulatory agencies. The profitability of the Companies' businesses is dependent on their ability, through the rates that they are permitted to charge, to recover costs and earn a reasonable rate of return on their capital investment.

At the federal level, the Companies' wholesale rates for electric transmission service are regulated by FERC. Rates for electric transmission services are updated annually according to a FERC-approved formula rate mechanism, and may be subject to additional prospective adjustments and retroactive corrections. A failure by the Companies to support these rates could result in rate decreases from current rate levels, which could adversely affect the Companies' results of operations, cash flows and financial condition.

At the state level, Virginia Power's retail base rates, terms and conditions for generation and distribution services to customers in Virginia are reviewed by the Virginia Commission in a proceeding that involves the determination of Virginia Power's actual earned ROE during a historic test period, and the determination of Virginia Power's authorized ROE prospectively. The GTSA reinstated base rate reviews commencing with the 2021 Triennial Review. Legislation enacted in Virginia in April 2023 reset the frequency of base rate reviews to a biennial period commencing with the 2023 Biennial Review. Under certain circumstances described in the Regulation Act, Virginia Power may be required to refund a portion of its earnings to customers through a refund process and to reduce its rates. Virginia Power makes assessments throughout the review period and will record a regulatory liability for refunds to customers in any period it is determined probable, which could be material to the Companies' results of operations in the period recognized and to cash flows on completion of any biennial review.

In states other than Virginia, the Companies' retail electric base rates for generation and distribution services to customers are regulated on a cost-of-service/rate-of-return basis subject to the statutes, rules and procedures of such states. Dominion Energy's rates for gas distribution to retail customers are similarly regulated at the state level. If retail electric or gas earnings exceed the returns established by state utility commissions, retail electric rates or gas rates may be subject to review and possible reduction, which may decrease the Companies' future earnings. Additionally, if any state utility commission does not allow recovery through base rates, on a timely basis, of costs incurred in providing service, the Company's future earnings could be negatively impacted.

Under certain circumstances, state utility regulators may impose a moratorium on increases to retail base rates for a specified period of time, which could delay recovery of costs incurred in providing service. Additionally, governmental officials, stakeholders and advocacy groups may challenge any of the regulatory reviews or proceedings referred to above. Such challenges may lengthen the time, complexity and costs associated with such regulatory reviews or proceedings.

The Companies' generation business may be negatively affected by possible FERC actions that could change market design in the wholesale markets or affect pricing rules or revenue calculations in the RTO markets. The Companies' generation stations operating in RTO markets sell capacity, energy and ancillary services into wholesale electricity markets regulated by FERC. The wholesale markets allow these generation stations to take advantage of market price opportunities, but also expose them to market risk. Properly functioning competitive wholesale markets depend upon FERC's continuation of clearly identified market rules. From time to time FERC may investigate and authorize RTOs to make changes in market design. FERC also periodically reviews the Companies' authority to sell at market-based rates. Material changes by FERC to the design of the wholesale markets or its interpretation of market rules, the Companies' authority to sell power at market-based rates, or changes to pricing rules or rules involving revenue calculations, could adversely impact the future results of the Companies' generation business. For example, in September 2021, FERC issued a final order that allows distributed energy resource aggregators to compete in regional wholesale electric markets. This rule followed a previous order which mandated that distributed energy resources be allowed to participate in wholesale markets. RTOs, including PJM, are responsible for issuing implementation rules to FERC for approval. In addition, changes to the interpretation and application of FERC's market manipulation rules may occur from time to time. A failure to comply with these market manipulation rules could lead to civil and criminal penalties.

The Companies are subject to complex governmental regulation, including tax regulation, that could adversely affect their results of operations and subject the Companies to monetary penalties. The Companies' operations are subject to extensive federal, state and local laws and regulations and require numerous permits, approvals and certificates from various governmental agencies. Such laws and regulations govern the terms and conditions of the services the Companies offer, relationships with affiliates, protection of critical electric infrastructure assets and pipeline safety, among other matters. The Companies are also subject to legislation and associated regulation governing taxation at the federal, state and local level. They must also comply with environmental legislation and associated regulations. Management believes that the necessary approvals have been obtained for existing operations and that the businesses are conducted in accordance with applicable laws. The Companies' businesses are subject to regulatory regimes which could result in substantial monetary penalties if either of the Companies is found not to be in compliance, including mandatory reliability standards and interaction in the wholesale markets. New laws or regulations, the revision or reinterpretation of existing laws or regulations, changes in enforcement practices of regulators, or penalties imposed for non-compliance with existing laws or regulations may result in substantial additional expense. Recent legislative and regulatory changes that are impacting the Companies include legislation enacted in Virginia in April 2023, the IRA, the VCEA, the 2017

Tax Reform Act and tariffs imposed on imported solar panels by the U.S. government in 2018.

The Companies have been and may continue to be or become subject to legal proceedings and governmental investigations and examinations. The Companies may from time to time be subject to various legal proceedings and governmental investigations and examinations. For example, Dominion Energy, following the SCANA Combination, was subject to numerous federal and state legal proceedings and governmental investigations relating to the decision of SCANA and DESC to abandon construction at the NND Project. Dominion Energy spent substantial amounts of time and money defending these lawsuits and proceedings and on related investigations. In addition, juries have demonstrated a willingness to grant large awards in certain cases, including personal injury claims. Accordingly, actual costs incurred may differ materially from insured or reserved amounts and may not be recoverable, in whole or in part, by insurance or in rates from customers. The outcome of these or future legal proceedings, investigations and examinations, including settlements, may adversely affect the Companies' financial condition or results of operation.

Environmental Risks

Compliance with federal and/or state requirements imposing limitations on GHG emissions or efficiency improvements, as well as Dominion Energy's commitment to achieve net zero carbon and methane emissions by 2050, may result in significant compliance costs, could result in certain of the Companies' existing electric generation units being uneconomical to maintain or operate and may depend upon technological advancements which may be beyond the Companies' control. Virginia has adopted the VCEA which establishes renewable energy and CO_2 reduction targets for Virginia Power's generation fleet and grid operations, including the requirement that 100% of Virginia Power's electricity come from zero-carbon generation by the end of 2045. The legislation mandates the development of 16.1 GW of solar or onshore wind capacity by the end of 2035, which includes specific requirements for utility-scale solar of 3.0 GW by the end of 2024, up to 15.0 GW by the end of 2035 and 1.1 GW of small-scale solar by the end of 2035. The legislation also deems 5.2 GW of offshore wind capacity before 2035 and 2.7 GW of energy storage by the end of 2035 to be in the public interest. The VCEA and related legislation also authorizes Virginia to participate in a program consistent with RGGI, requiring the purchase of carbon credits to offset emissions from Virginia Power's generating fleet within the state. In January 2022, the Governor of Virginia issued an executive order which put directives in place to start the withdrawal of Virginia from RGGI. In December 2023, the withdrawal took effect. Cost recovery for these initiatives will require approval by the Virginia Commission which may be denied or materially altered to the detriment of the Companies. For example, the Companies recorded charges in 2022 associated with the Virginia Commission's approval in June 2022 of Virginia Power's petition that RGGI compliance costs incurred and unrecovered through July 2022 be recovered through existing base rates in effect during the period incurred. In addition, permitting and other project execution challenges may hinder Virginia Power's ability to meet the requirements of the VCEA. The Companies could face similar

risks if there is further legislation at the federal and/or state level mandating additional limitations on GHG emissions or requiring additional efficiency improvements.

In February 2020, Dominion Energy announced its commitment to achieve net zero carbon and methane Scope 1 emissions by 2050. In February 2022, Dominion Energy expanded this commitment to cover Scope 2 emissions and material categories of Scope 3 emissions. To meet this commitment, the Companies expect to construct new electric generation facilities, including renewable facilities such as wind and solar, and to seek the extension of operating licenses for the Companies' nuclear generation facilities. The Companies also need to depend on technological improvements not currently in commercial development. Additionally, actions taken in furtherance of Dominion Energy's net zero commitment may impact existing generation facilities, including as a result of fuel switching and/or the retirement of high-emitting generation facilities and their potential replacement with lower-emitting generation facilities. Further, the ability to realize this commitment will require the Companies to be able to obtain significant financing. These efforts will require approvals from various regulatory bodies for the siting and construction of such new facilities and a determination by the applicable state commissions that costs related to the construction are prudent. Given these and other uncertainties associated with the implementation of Dominion Energy's net zero commitment, the Companies cannot estimate the aggregate effect of future actions taken in furtherance of this commitment on their results of operations or financial condition or on their customers. However, such actions could render additional existing generation facilities uneconomical to operate, result in the impairment of assets, or otherwise adversely affect the Companies' results of operations, financial performance or liquidity.

There are also potential impacts on Dominion Energy's natural gas business from its net zero emissions commitment as well as federal or state GHG regulations which may require further GHG emission reductions from the natural gas sector which, in addition to resulting in increased costs, could affect demand for natural gas. Additionally, GHG requirements could result in increased demand for energy conservation and renewable products, which could impact the natural gas business. Dominion Energy's renewable natural gas projects, expected to be a key component of Dominion Energy's environmental strategy, require approvals from various regulatory bodies for the siting and construction of such facilities.

The Companies' operations and construction activities are subject to a number of environmental laws and regulations which impose significant compliance costs on the Companies. The Companies' operations and construction activities are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources, and health and safety. Compliance with these legal requirements requires the Companies to commit significant capital toward permitting, emission fees, environmental monitoring, installation and operation of environmental control equipment and purchase of allowances and/or offsets. Additionally, the Companies could be responsible for expenses relating to remediation and containment obligations, including at sites where they have been identified by a regulatory agency as a potentially responsible party. Expenditures relating to environmental compliance have been significant in the past, and the Companies expect that they will remain significant in the future. Certain facilities have become uneconomical to operate and have been shut down, converted to new fuel types or sold. These types of events could occur again in the future.

The Companies expect that existing environmental laws and regulations may be revised and/or new laws may be adopted including regulation of GHG emissions which could have an impact on the Companies' business (risks relating to regulation of GHG emissions from existing fossil fuel-fired electric generating units are discussed in more detail above and below). In addition, further regulation of air quality and GHG emissions under the CAA may be imposed on the natural gas sector. The Companies are also subject to federal water and waste regulations, including regulations concerning cooling water intake structures, coal combustion by-product handling and disposal practices, waste-water discharges from steam electric generating stations, management and disposal of hydraulic fracturing fluids and the potential further regulation of polychlorinated biphenyls.

Compliance costs cannot be estimated with certainty due to the inability to predict the requirements and timing of implementation of any new environmental rules or regulations. Other factors which affect the ability to predict future environmental expenditures with certainty include the difficulty in estimating clean-up costs and quantifying liabilities under environmental laws that impose joint and several liabilities on all responsible parties. However, such expenditures, if material, could make the Companies' facilities uneconomical to operate, result in the impairment of assets, or otherwise adversely affect the Companies' results of operations, financial performance or liquidity.

The Companies are subject to risks associated with the disposal and storage of coal ash. The Companies historically produced and continue to produce coal ash, or CCRs, as a by-product of their coal-fired generation operations. The ash is stored and managed in impoundments (ash ponds) and landfills located at 11 different facilities, eight of which are at Virginia Power.

The EPA has issued regulations concerning the management and storage of CCRs, which Virginia has adopted. These CCR regulations require the Companies to make additional capital expenditures and increase operating and maintenance expenses. In addition, the Companies will incur expenses and other costs associated with closing, corrective action and ongoing monitoring of certain ash ponds and landfills. The Companies also may face litigation concerning their coal ash facilities.

Further, while the Companies operate their ash ponds and landfills in compliance with applicable state safety regulations, a release of coal ash with a significant environmental impact could result in remediation costs, civil and/or criminal penalties, claims, litigation, increased regulation and compliance costs, and reputational damage, and could impact the financial condition of the Companies.

Construction Risks

The development and construction of the CVOW Commercial Project involves significant risks. The CVOW Commercial Project is a large-scale, complex project that will take several years to complete. Significant delays or cost increases, or an inability to

recover certain project costs, could have an adverse effect on the Companies' financial condition, cash flows and results of operations. If the Companies are unable to complete the development and construction of the CVOW Commercial Project or decide in the future to delay or cancel the project, the Companies may not be able to recover all or a portion of their investment in the project and may incur substantial cancellation payments under existing contracts or other substantial costs associated with any such delay or cancellation. The Companies' ability to complete the CVOW Commercial Project within the currently proposed timeline, or at all, and consistent with current cost estimates is subject to various risks and uncertainties, certain of which are beyond the Companies' control.

The development and construction of the CVOW Commercial Project is dependent on the Companies' ability to obtain and maintain various local, state and federal permits, rights of way and other regulatory approvals, including Virginia Commission approval for rider recovery of project costs. In addition, the design and route of the project's onshore electric transmission, network upgrades and other facilities remain subject to regulatory and PJM review and approval. Changes in the design and route of these onshore facilities, including an increase in amount of undergrounding, would likely increase project costs. Also, the CVOW Commercial Project may become the subject of litigation or other forms of intervention by third parties, including stakeholders or advocacy groups, that may impact the timing and receipt of permits or other regulatory approvals or otherwise delay or increase the cost of the project. The Companies' ability to recover unforeseen cost increases associated with construction of the CVOW Commercial Project is potentially limited which could negatively impact the Companies' future financial condition, results of operations and/or cash flows. In accordance with the Virginia Commission's order in December 2022, the Companies are subject to a cost sharing mechanism in which Virginia Power will be eligible to recover 50% of such incremental costs which fall between $10.3 billion and $11.3 billion with no recovery of such incremental costs which fall between $11.3 billion and $13.7 billion. There is no cost sharing mechanism for any total construction costs in excess of $13.7 billion, the recovery of which would be determined in a future Virginia Commission preceding. In addition, the order includes enhanced performance reporting provisions for the operation of the CVOW Commercial Project. To the extent the net annual net capacity factor is below 42%, as determined on a three-year rolling average, Virginia Power is required to provide detailed explanation of the factors contributing to any shortfall to the Virginia Commission which could determine in a future proceeding a remedy for incremental costs incurred associated with any deemed unreasonable or imprudent actions of Virginia Power. Any such action by the Virginia Commission could adversely impact the Companies' future financial condition, results of operations and/or cash flows.

The Companies' ability to invest the significant financial resources necessary for the CVOW Commercial Project is dependent on the Companies' access to the financial markets in a timely and cost-effective manner. A decline in the Companies' credit worthiness, an unfavorable market reputation of either the Companies or their industry or general market disruptions could adversely impact financing costs and increase the overall cost of the project.

The development and construction of the CVOW Commercial Project is also dependent on the ability of certain key suppliers and contractors to timely satisfy their obligations under contracts entered into or expected to be entered into. Given the unique equipment and expertise required for this project, the Companies may not be able to remedy in a timely and cost-effective manner, if at all, any failure by one or more of these suppliers or contractors to timely satisfy their contractual obligations. Certain of the fixed price contracts for major offshore construction and equipment components are denominated in Euros and Danish kroner, including those which contain commodity indexing provisions linked to steel. In May 2022, Virginia Power entered into forward purchase agreements with a notional amount of approximately €3.2 billion. Accordingly, to the extent the instruments do not effectively hedge the Companies' exposure to these currencies, including by default of the counterparty, adverse fluctuations in the applicable exchange rates would likely adversely affect the cost of the CVOW Commercial Project. Similarly, adverse fluctuations in the price of certain raw materials, including steel, would likely, to the extent not hedged by the Companies, adversely affect the overall costs incurred to develop and construct the project.

The development and construction of the CVOW Commercial Project involves the use of evolving turbine technology and will take place in a marine environment, which presents unique challenges and will require the use of a specialized workforce and specialized equipment. In addition, the timely installation of the turbines is dependent on the completion and availability of a Jones Act compliant vessel currently under construction.

The timeline for development and construction of the CVOW Commercial Project may also be negatively impacted by severe weather events or marine wildlife, including migration patterns of endangered and protected species, both of which are outside of the control of the Companies and their contractors.

In connection with the February 2024 agreement to sell a 50% noncontrolling interest to Stonepeak, certain activities prior to closing require the consent of Stonepeak. Stonepeak's interests and objectives may differ from those of the Companies and, accordingly, disputes may arise that may result in delays, litigation or operational impasses.

The Companies' infrastructure build and expansion plans often require regulatory approval, including environmental permits, before commencing construction and completing projects. The Companies may not complete the facility construction, pipeline, conversion or other infrastructure projects that they commence, or they may complete projects on materially different terms, costs or timing than initially estimated or anticipated, and they may not be able to achieve the intended benefits of any such project, if completed. A number of large and small scale projects have been announced, including the CVOW Commercial Project, electric transmission lines, pipeline replacements, facility expansions or renewed licensing, conversions and other infrastructure developments or construction. Additional projects may be considered in the future. The Companies compete for projects with companies of varying size and financial capabilities, including some that may have competitive advantages. Commencing construction on announced and future projects may require approvals from applicable state and federal agencies, and such approvals could include mitigation costs which

may be material to the Companies. Projects may not be able to be completed on time or in accordance with estimated costs as a result of weather conditions, need for new land and right of ways, delays in obtaining or failure to obtain regulatory and other, including PJM, approvals, delays in obtaining key materials, labor difficulties, difficulties with partners or potential partners, concerns raised during stakeholder engagement, a decline in the credit strength of counterparties or vendors, inflation, or other factors beyond the Companies' control. For example, Dominion Energy has been involved with projects which have experienced certain delays in obtaining and maintaining permits necessary for construction along with construction delays due to judicial actions which impacted the cost and schedule such as the Atlantic Coast Pipeline Project and ultimately led to its cancellation in July 2020. Even if facility construction, pipeline, expansion, electric transmission line, conversion and other infrastructure projects are completed, the total costs of the projects may be higher than anticipated and the performance of the business of the Companies following completion of the projects may not meet expectations.

Start-up and operational issues can arise in connection with the commencement of commercial operations at the Companies' facilities. Such issues may include failure to meet specific operating parameters, which may require adjustments to meet or amend these operating parameters. Additionally, the Companies may not be able to timely and effectively integrate the projects into their operations and such integration may result in unforeseen operating difficulties or unanticipated costs. Further, regulators may disallow recovery of some of the costs of a project if they are deemed not to be prudently incurred. Any of these or other factors could adversely affect the Companies' ability to realize the anticipated benefits from the facility construction, pipeline, electric transmission line, expansion, conversion and other infrastructure projects.

The development, construction and commissioning of several large-scale infrastructure projects simultaneously involves significant execution risk. To achieve Dominion Energy's commitment to net zero emissions by 2050 and comply with the requirements of the VCEA, the Companies are currently simultaneously developing or constructing several electric generation projects, including subsequent license renewal projects at Surry and North Anna, the CVOW Commercial Project, several electric transmission projects and various solar projects. Several of the Companies' key projects are increasingly large-scale, complex and being constructed in constrained geographic areas or in unfamiliar environments such as the marine environment for the Coastal Virginia Offshore Wind projects. The advancement of the Companies' ventures is also affected by the interventions, litigation or other activities of stakeholder and advocacy groups, some of which oppose natural gas-related and energy infrastructure projects. For example, certain stakeholder groups oppose solar farms due to the increasing quantities of land tracts required for these facilities. Given that these projects provide the foundation for the Companies' strategic growth plan, if the Companies are unable to obtain or maintain the required regulatory and other, including PJM, approvals, develop the necessary technical expertise, allocate and coordinate sufficient resources, adhere to budgets and timelines, effectively handle public outreach efforts, including its commitment to environmental justice, or otherwise fail to successfully execute the projects, there could be an adverse impact to the Companies' financial position, results of operations and cash flows. Failure to comply with regulatory approval conditions or an adverse ruling in any future litigation could adversely affect the Companies' ability to execute their business plan.

The Companies are dependent on their contractors for the successful and timely completion of large-scale infrastructure projects. The construction of such projects is expected to take several years, is typically confined within a limited geographic area or difficult environments and could be subject to delays, supply chain disruption, cost overruns, inflation, labor disputes or shortages and other factors that could cause the total cost of the project to exceed the anticipated amount and adversely affect the Companies' financial performance and/or impair the Companies' ability to execute the business plan for the project as scheduled.

Further, an inability to obtain financing or otherwise provide liquidity for the projects on acceptable terms, including any potential adverse conditions arising from or in connection with the comprehensive business review announced in November 2022, could negatively affect the Companies' financial condition, cash flows, the projects' anticipated financial results and/or impair the Companies' ability to execute the business plan for the projects as scheduled.

Operational Risks

The Companies' financial performance and condition can be affected by changes in the weather, including the effects of global climate change. Fluctuations in weather can affect demand for the Companies' services. For example, milder than normal weather can reduce demand for electricity and gas distribution services. In addition, severe weather or acts of nature, including hurricanes, winter storms, earthquakes, floods and other natural disasters can stress systems, disrupt operation of the Companies' facilities and cause service outages, production delays and property damage that require incurring additional expenses. Changes in weather conditions can result in reduced water levels or changes in water temperatures that could adversely affect operations at some of the Companies' power stations. Furthermore, the Companies' operations could be adversely affected and their physical plant placed at greater risk of damage should changes in global climate produce, among other possible conditions, unusual variations in temperature and weather patterns, resulting in more intense, frequent and extreme weather events, abnormal levels of precipitation and, for operations located on or near coastlines, a change in sea level or sea temperatures. Due to the location of the Companies' electric utility service territories and a number of its other facilities in the eastern portions of the states of South Carolina, North Carolina and Virginia which are frequently in the path of hurricanes, the Companies experience the consequences of these weather events to a greater degree than many industry peers.

Hostile cyber intrusions could severely impair the Companies' operations, lead to the disclosure of confidential information, damage the reputation of the Companies and otherwise have an adverse effect on the Companies' business. The Companies own assets deemed as critical infrastructure, the operation of which is dependent on information technology systems. Further, the computer systems that run the Companies' facilities are not completely isolated from external networks. There appears to be an increasing level of activity, sophistication and maturity of threat actors, in particular nation state actors, that wish to disrupt the U.S. bulk power system and the U.S. gas transmission or distribution system. Such parties could view the Companies' computer systems, software or networks as attractive targets for cyber attack. For example, malware has been designed to target software that runs the nation's critical infrastructure such as power transmission grids and gas pipelines. In addition, the techniques used in cyber attacks evolve rapidly, including from emerging technologies, such as advanced forms of automation and artificial intelligence. The Companies' businesses also require that they and their vendors collect and maintain sensitive customer data, as well as confidential employee and shareholder information, which is subject to electronic theft or loss.

A successful cyber attack through third-party or insider action on the systems that control the Companies' electric generation, electric transmission, electric distribution or gas distribution assets could severely disrupt business operations, preventing the Companies from serving customers or collecting revenues. The breach of certain business systems could affect the Companies' ability to correctly record, process and report financial information. A major cyber incident could result in significant expenses to investigate and repair security breaches or system damage and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and damage to the Companies' reputation. In addition, the misappropriation, corruption or loss of personally identifiable information and other confidential data at the Companies or one of their vendors could lead to significant breach notification expenses and mitigation expenses such as credit monitoring. If a significant breach were to occur, the reputation of the Companies also could be adversely affected. While the Companies maintain property and casualty insurance, along with other contractual provisions, that may cover certain damage caused by potential cyber incidents, all damage and claims arising from such incidents may not be covered or may exceed the amount of any insurance available. For these reasons, a significant cyber incident could materially and adversely affect the Companies' business, financial condition and results of operations.

The Companies' financial results can be adversely affected by various factors driving supply and demand for electricity and gas and related services. Demand for the Companies' services can be driven by changing populations within its utility service territories, significant new commercial or industrial customers or other changes in consumer habits. For example, data centers in Virginia Power's service territory have been a source of significant increase in demand which is expected to continue over the next decade. Technological advances required by federal laws mandate new levels of energy efficiency in end-use devices, including lighting, furnaces and electric heat pumps and could lead to declines in per capita energy consumption. Additionally, certain regulatory and legislative bodies have introduced or are considering requirements and/or incentives to reduce energy consumption by a fixed date. Likewise, certain regulatory and legislative bodies have introduced or are considering actions which could limit the use or installation of new natural gas appliances. Consumer demand for the Companies' services may also be impacted by any price increases, including those driven by factors beyond the Companies' control such as inflation or increased prices in natural gas. Further, Virginia Power's business model is premised upon the cost efficiency of the production, transmission and distribution of large-scale centralized utility generation. However, advances in distributed generation technologies, such as solar cells, gas microturbines, battery storage and fuel cells, may make these alternative generation methods competitive with large-scale utility generation, and change how customers acquire or use the Companies' services. The widescale implementation of alternative generation methods could negatively impact the reliability of the Companies' electric grid and/or result in significant costs to enhance the grid. Virginia Power has an exclusive franchise to serve retail electric customers in Virginia. However, Virginia's Retail Access Statutes allow certain electric generation customers exceptions to this franchise. As market conditions change, Virginia Power's customers may further pursue exceptions and Virginia Power's exclusive franchise may erode.

Increased energy demand or significant accelerated growth in demand due to new data centers, widespread adoption of electric vehicles or other customer changes could require enhancements to the Companies' infrastructure. As discussed above, the ability of the Companies to construct new facilities is dependent upon factors outside of their control, including obtaining regulatory approvals, environmental and other permits. Any delays in, or inability to complete, construction of new facilities or expand and/or renew existing facilities could have an adverse effect on the Companies' financial results. In addition, purchased power from PJM or others may be from generation sources which emit more emissions than the Companies' facilities, which could negatively impact Dominion Energy's ability to meet its commitment to net zero emissions. Alternatively, reduced energy demand or significantly slowed growth in demand due to customer adoption of energy efficient technology, conservation, distributed generation, regional economic conditions, or the impact of additional compliance obligations, unless substantially offset through regulatory cost allocations, could adversely impact the value of the Companies' business activities.

The Companies' operations are subject to operational hazards, equipment failures, supply chain disruptions and personnel issues which could negatively affect the Companies. Operation of the Companies' facilities involves risk, including the risk of potential breakdown or failure of equipment or processes due to aging infrastructure, fuel supply, pipeline integrity or transportation disruptions, accidents, labor disputes or work stoppages by employees, acts of terrorism or sabotage, construction delays or cost overruns, shortages of or delays in obtaining equipment, material and labor, operational restrictions resulting from environmental limitations and governmental interventions, changes to the environment and performance below expected levels. The Companies' businesses are dependent upon sophisticated information technology systems and network infrastructure, the failure of which could prevent them from accomplishing critical business functions. Because the Companies' transmission facilities, pipelines and other facilities are interconnected with those of third parties, the operation of their facilities and pipelines could be adversely affected by unexpected or uncontrollable events occurring on the systems of such third parties.

Operation of the Companies' facilities below expected capacity levels could result in lost revenues and increased expenses, including higher maintenance costs. Unplanned outages of the Companies' facilities and extensions of scheduled outages

due to mechanical failures or other problems occur from time to time and are an inherent risk of the Companies' business. Unplanned outages typically increase the Companies' operation and maintenance expenses and may reduce their revenues as a result of selling less output or may require the Companies to incur significant costs as a result of operating higher cost units or obtaining replacement output from third parties in the open market to satisfy forward energy and capacity or other contractual obligations. Moreover, if the Companies are unable to perform their contractual obligations, penalties or liability for damages could result.

In addition, there are many risks associated with the Companies' principal operations and the transportation and storage of natural gas including nuclear accidents, fires, explosions, uncontrolled release of natural gas and other environmental hazards, pole strikes, electric contact cases, the collision of third party equipment with pipelines and avian and other wildlife impacts. Such incidents could result in loss of human life or injuries among employees, customers or the public in general, environmental pollution, damage or destruction of facilities or business interruptions and associated public or employee safety impacts, loss of revenues, increased liabilities, heightened regulatory scrutiny and reputational risk. Further, the location of natural gas pipelines and associated distribution facilities, or electric generation, transmission, substations and distribution facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks.

The Companies may be materially adversely affected by negative publicity or the inability of Dominion Energy to meet its stated commitments. From time to time, political and public sentiment may result in a significant amount of adverse press coverage and other adverse public statements affecting the Companies. Any failure by Dominion Energy to realize its commitments to achieve net zero carbon and methane emissions by 2050, increase workforce diversity, enhance the customer experience or other long-term goals could lead to adverse press coverage and other adverse public statements affecting the Companies. The ability to comply with some or all of Dominion Energy's voluntary commitments may be outside of its control. For example, Dominion Energy is dependent on the actions of third parties to meet the expanded commitment regarding Scope 2 emissions and Scope 3 emissions. If downstream customers or upstream suppliers do not sufficiently reduce their GHG emissions, Dominion Energy may not achieve its net zero emissions goal. In addition, while the Atlantic Coast Pipeline Project was cancelled in July 2020 and the legal proceedings and governmental investigations relating to the abandonment of the NND Project have been resolved, there is a risk that lingering negative publicity may continue. Adverse press coverage and other adverse statements, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or in legal claims as well as adverse outcomes.

Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the reputation of the Companies, on the morale and performance of their employees and on their relationships with their respective regulators, customers and commercial counterparties. It may also have a negative impact on the Companies' ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on the Companies' business, financial condition and results of operations.

Dominion Energy's nonregulated generation business operates in a challenging market, which could adversely affect its results of operations and future growth. The success of Dominion Energy's contracted generation business depends upon favorable market conditions including the ability to sell power at prices sufficient to cover its operating costs. Dominion Energy operates in active wholesale markets that expose it to price volatility for electricity and nuclear fuel as well as the credit risk of counterparties. Dominion Energy attempts to manage its price risk by entering into long-term power purchase agreements with customers as well as hedging transactions, including short-term and long-term fixed price sales and purchase contracts. The failure of Dominion Energy to maintain, renew or replace its existing long-term contracts on similar terms or with counterparties with similar credit profiles could result in a loss of revenue and/or decreased earnings and cash flows for Dominion Energy.

In these wholesale markets, the spot market price of electricity for each hour is generally determined by the cost of supplying the next unit of electricity to the market during that hour. In many cases, the next unit of electricity supplied would be provided by generating stations that consume fossil fuels, primarily natural gas. Consequently, the open market wholesale price for electricity generally reflects the cost of natural gas plus the cost to convert the fuel to electricity. Therefore, changes in the price of natural gas generally affect the open market wholesale price of electricity. To the extent Dominion Energy does not enter into long-term power purchase agreements or otherwise effectively hedge its output, these changes in market prices could adversely affect its financial results.

Dominion Energy purchases nuclear fuel primarily under long-term contracts. Dominion Energy is exposed to nuclear fuel cost volatility for the portion of its nuclear fuel obtained through short-term contracts or on the spot market, including as a result of market supply shortages. Nuclear fuel prices can be volatile and the price that can be obtained for power produced may not change at the same rate as nuclear fuel costs, thus adversely impacting Dominion Energy's financial results. In addition, in the event that any of the contracted generation facilities experience a forced outage, Dominion Energy may not receive the level of revenue it anticipated.

Dominion Energy conducts certain operations through partnership arrangements involving third-party investors which may limit Dominion Energy's operational flexibility or result in an adverse impact on its financial results. Certain of Dominion Energy's operations are conducted through entities subject to partnership arrangements under which Dominion Energy has significant influence but does not control the operations of such entities or in which Dominion Energy's control over such entities may be subject to certain rights of third-party investors. Accordingly, while Dominion Energy may have a certain level of control or influence over these entities, it may not have unilateral, or any, control over the day-to-day operations of these entities or over

decisions that may have a material financial impact on the partnership participants, including Dominion Energy. In each case such partnership arrangements operate in accordance with their respective governance documents, and Dominion Energy is dependent upon third parties satisfying their respective obligations, including, as applicable, funding of their required share of capital expenditures. Such third-party investors have their own interests and objectives which may differ from those of Dominion Energy and, accordingly, disputes may arise amongst the owners of such partnership arrangements that may result in delays, litigation or operational impasses.

War, acts and threats of terrorism, intentional acts and other significant events could adversely affect the Companies' operations. The Companies cannot predict the impact that any future terrorist attacks or retaliatory military or other action may have on the energy industry in general or on the Companies' businesses in particular. Any such future attacks or retaliatory action may adversely affect the Companies' operations in a variety of ways, including by disrupting the power, fuel and other markets in which the Companies operate or requiring the implementation of additional, more costly security guidelines and measures. The Companies' infrastructure facilities, including nuclear facilities and projects under construction, could be direct targets or indirect casualties of an act of terror or other physical attack. Any physical compromise of the Companies' facilities could adversely affect the Companies' ability to generate, purchase, transmit or distribute electricity, distribute natural gas or otherwise operate their respective facilities in the most efficient manner or at all. For example, in December 2022 electric utilities in North Carolina and Washington experienced physical attacks on substations with the damage causing power outages. In addition, the amount and scope of insurance coverage maintained against losses resulting from any such attack may not be sufficient to cover such losses or otherwise adequately compensate for any business disruptions that could result.

Instability in financial markets as a result of terrorism, war, intentional acts, pandemic, credit crises, recession or other factors could result in a significant decline in the U.S. economy and/or increase the cost or limit the availability of insurance or adversely impact the Companies' ability to access capital on acceptable terms.

Failure to attract and retain key executive officers and an appropriately qualified workforce could have an adverse effect on the Companies' operations. The Companies' business strategy is dependent on their ability to recruit, retain and motivate employees. The Companies' key executive officers are the CEO, CFO, COO and presidents and those responsible for financial, operational, legal, regulatory, accounting, tax, information technology and cybersecurity functions. Competition for skilled management employees in these areas of the Companies' business operations is high. Certain events, such as an aging workforce, mismatch of skill set, or unavailability of contract resources may lead to operating challenges and increased costs. The challenges include lack of resources, loss of knowledge base and the length of time required for skill development. In this case, costs, including costs for contractors to replace employees, productivity costs and safety costs, may rise. Failure to hire and adequately train replacement employees, including the transfer of significant internal historical knowledge and expertise to new employees, or future availability and cost of contract labor may adversely affect the ability to manage and operate the Companies' business. In addition, certain specialized knowledge is required of the Companies' technical employees for construction and operation of transmission, generation and distribution assets. The Companies' inability to attract and retain these employees could adversely affect their business and future operating results.

Nuclear Generation Risks

The Companies have substantial ownership interests in and operate nuclear generating units; as a result, each may incur substantial costs and liabilities. The Companies' nuclear facilities are subject to operational, environmental, health and financial risks such as the on-site storage of spent nuclear fuel, the ability to dispose of such spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, limitations on the amounts and types of insurance available, potential operational liabilities and extended outages, the costs of replacement power, the costs of maintenance and the costs of securing the facilities against possible terrorist attacks. The Companies maintain decommissioning trusts and external insurance coverage to minimize the financial exposure to these risks; however, it is possible that future decommissioning costs could exceed amounts in the decommissioning trusts and/or damages could exceed the amount of insurance coverage. If the Companies' decommissioning trust funds are insufficient, and they are not allowed to recover the additional costs incurred through insurance or regulatory mechanisms, their results of operations could be negatively impacted.

The Companies' nuclear facilities are also subject to complex government regulation which could negatively impact their results of operations. The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generating facilities. In the event of noncompliance, the NRC has the authority to impose fines, set license conditions, shut down a nuclear unit, or take some combination of these actions, depending on its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could require the Companies to make substantial expenditures at their nuclear plants. In addition, although the Companies have no reason to anticipate a serious nuclear incident at their plants, if an incident did occur, it could materially and adversely affect their results of operations and/or financial condition. A major incident at a nuclear facility anywhere in the world, such as the nuclear events in Japan in 2011, could cause the NRC to adopt increased safety regulations or otherwise limit or restrict the operation or licensing of domestic nuclear units.

Financial, Economic and Market Risks

Changing rating agency requirements could negatively affect the Companies' growth and business strategy. In order to maintain appropriate credit ratings to obtain needed credit at a reasonable cost in light of existing or future rating agency requirements, the Companies may find it necessary to take steps or change their business plans in ways that may adversely affect their growth and earnings. A reduction in the Companies' credit ratings could result in an increase in borrowing costs, loss of access to certain markets, or both, thus adversely affecting operating results and could require the Companies to post additional collateral in connection with some of its price risk management activities.

Dominion Energy may be unable to complete one or all the proposed sales of certain regulated gas distribution operations to Enbridge under the current terms and/or expected timing. The ability of Dominion Energy to complete the East Ohio, PSNC and Questar Gas Transactions, each of which are not conditioned upon the completion of the others, is dependent upon receiving clearance or approval under or by the Hart-Scott-Rodino Act, CFIUS, FCC and applicable state utility commissions, including the North Carolina, Utah and Wyoming Commissions, as well as other customary closing and regulatory conditions. The ability to obtain any remaining requisite regulatory approvals for each sale as well as the timing of such approvals is outside of Dominion Energy's control. In addition, the terms and conditions associated with such approvals may result in additional requirements or obligations which may be burdensome or potentially result in the inability to complete one or all of the proposed sales under the current terms and/or expected timing. Such events could negatively impact Dominion Energy's ability to implement certain of the recommendations in connection with the comprehensive business review announced in November 2022 as well as have a material adverse effect on Dominion Energy's reputation, its financial condition, results of operations or cash flows.

The Companies may be unable to complete the proposed sale of a 50% noncontrolling interest in the CVOW Commercial Project to Stonepeak under the current terms and/or expected timing. The ability of Virginia Power to complete the proposed sale of a 50% noncontrolling interest in the CVOW Commercial Project to Stonepeak through the formation of OSWP, is dependent upon receiving approval from the Virginia and North Carolina Commissions, consent from BOEM and other customary closing and regulatory conditions. The ability to obtain requisite regulatory approval as well as the timing of such approvals is outside of the Companies' control. In addition, the terms and conditions associated with such approvals may result in additional requirements or obligations which may be burdensome or potentially result in the inability to complete the proposed transaction under the current terms and/or expected timing. Such events could negatively impact Dominion Energy's ability to implement certain of the recommendations in connection with the comprehensive business review announced in November 2022 as well as have a material adverse effect on the Companies' reputation, its financial condition, results of operations or cash flows.

An inability to access financial markets and, in the case of Dominion Energy, obtain cash from subsidiaries could adversely affect the execution of the Companies' business plans. The Companies rely on access to short-term money markets and longer-term capital markets as significant sources of funding and liquidity for business plans with increasing capital expenditure needs, normal working capital and collateral requirements related to hedges of future sales and purchases of energy-related commodities. Deterioration in the Companies' creditworthiness, as evaluated by credit rating agencies or otherwise, or declines in market reputation either for the Companies or their industry in general, or general financial market disruptions outside of the Companies' control could increase their cost of borrowing or restrict their ability to access one or more financial markets. In addition, any potential adverse conditions arising from or in connection with the comprehensive business review announced in November 2022 could affect the availability and/or cost of capital. Market disruptions could stem from general market disruption due to general credit market or political events, the reform or replacement of benchmark rates, the failure of financial institutions on which the Companies rely or the bankruptcy of an unrelated company. Increased costs and restrictions on the Companies' ability to access financial markets may be severe enough to affect their ability to execute their business plans as scheduled.

Dominion Energy is a holding company that conducts all of its operations through its subsidiaries. Accordingly, Dominion Energy's ability to execute its business plan is further subject to the earnings and cash flows of its subsidiaries and the ability of its subsidiaries to pay dividends or advance or repay funds to it, which may, from time to time, be subject to certain contractual restrictions or restrictions imposed by regulators.

Market performance, interest rates and other changes may decrease the value of the Companies' decommissioning trust funds and Dominion Energy's benefit plan assets or increase Dominion Energy's liabilities, which could then require significant additional funding. The performance of the capital markets affects the value of the assets that are held in trusts to satisfy future obligations to decommission the Companies' nuclear plants and under Dominion Energy's pension and other postretirement benefit plans. The Companies have significant obligations in these areas and hold significant assets in these trusts. These assets are subject to market fluctuation and will yield uncertain returns, which may fall below expected return rates.

With respect to decommissioning trust funds, a decline in the market value of these assets may increase the funding requirements of the obligations to decommission the Companies' nuclear plants or require additional NRC-approved funding assurance.

A decline in the market value of the assets held in trusts to satisfy future obligations under Dominion Energy's pension and other postretirement benefit plans may increase the funding requirements under such plans. Additionally, changes in interest rates will affect the liabilities under Dominion Energy's pension and other postretirement benefit plans; as interest rates decrease, the liabilities increase, potentially requiring additional funding. Further, changes in demographics, including increased numbers of retirements or changes in mortality assumptions, may also increase the funding requirements of the obligations related to the pension and other postretirement benefit plans.

If the decommissioning trust funds and benefit plan assets are negatively impacted by market fluctuations or other factors, the Companies' results of operations, financial condition and/or cash flows could be negatively affected.

The use of derivative instruments could result in financial losses and liquidity constraints. The Companies use derivative instruments, including futures, swaps, forwards, options and FTRs, to manage commodity, interest rate and/or foreign currency exchange rate risks.

The Dodd-Frank Act was enacted into law in July 2010 in an effort to improve regulation of financial markets. The CEA, as amended by Title VII of the Dodd-Frank Act, requires certain over-the-counter derivatives, or swaps, to be cleared through a derivatives clearing organization and, if the swap is subject to a clearing requirement, to be executed on a designated contract

market or swap execution facility. Non-financial entities that use swaps to hedge or mitigate commercial risk, often referred to as end users, may elect the end-user exception to the CEA's clearing requirements. The Companies have elected to exempt their swaps from the CEA's clearing requirements. If, as a result of changes to the rulemaking process, the Companies' derivative activities are not exempted from the clearing, exchange trading or margin requirements, the Companies could be subject to higher costs due to decreased market liquidity or increased margin payments. In addition, the Companies' swap dealer counterparties may attempt to pass-through additional trading costs in connection with changes to or the elimination of rulemaking that implements Title VII of the Dodd-Frank Act.

Future impairments of goodwill or other intangible assets or long-lived assets may have a material adverse effect on the Companies' results of operations. Goodwill is evaluated for impairment annually or more frequently if an event or circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Other intangible assets and long-lived assets are evaluated for impairment on an annual basis or more frequently whenever events or circumstances indicate that an asset's carrying value may not be recoverable. If Dominion Energy's goodwill or the Companies' other intangible assets or long-lived assets are in the future determined to be impaired, the applicable registrant would be required during the period in which the impairment is determined to record a noncash charge to earnings that may have a material adverse effect on the registrant's results of operations. For example, in the fourth quarter of 2022, Dominion Energy determined that its nonregulated solar generation assets within Contracted Energy were impaired, resulting in a $685 million after-tax charge. In addition, Dominion Energy recorded a $286 million after-tax charge in the fourth quarter of 2023 for the impairment of certain goodwill associated with the East Ohio and Questar Gas Transactions.

Exposure to counterparty performance may adversely affect the Companies' financial results of operations. The Companies are exposed to credit risks of their counterparties and the risk that one or more counterparties may fail or delay the performance of their contractual obligations, including but not limited to payment for services. Some of Dominion Energy's operations are conducted through partnership arrangements, as noted above. Counterparties could fail or delay the performance of their contractual obligations for a number of reasons, including the effect of regulations on their operations. Defaults or failure to perform by customers, suppliers, contractors, joint venture partners, financial institutions or other third parties may adversely affect the Companies' financial results.

Public health crises and epidemics or pandemics could adversely affect the Companies' business, results of operations, financial condition, liquidity and/or cash flows. The effects of an outbreak of a pandemic, such as COVID-19, and related government responses could include extended disruptions to supply chains and capital markets, reduced labor availability and productivity and a prolonged reduction in economic activity. The effects could also have a variety of adverse impacts on the Companies, including reduced demand for energy, particularly from commercial and industrial customers, impairment of goodwill or long-lived assets and diminished ability of the Companies to access funds from financial institutions and capital markets. Certain measures or restrictions taken to control a pandemic or similar event, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns, may cause operational interruptions and delays in construction projects. In addition, legislative or government action, such as legislation enacted in Virginia in November 2020, may limit the Companies' ability to collect overdue accounts or disconnect services for non-payment, which may cause a decrease in the Companies' results of operations and cash flows.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

RISK MANAGEMENT AND STRATEGY

In an effort to reduce the likelihood and severity of cyber intrusions, the Companies have a comprehensive cybersecurity program designed to protect and preserve the confidentiality, integrity and availability of data and systems. Consideration of cybersecurity risks is a key component of the Companies' overall risk management and integrated into processes such as evaluation of potential new vendors or suppliers. The Companies are subject to mandatory cybersecurity regulatory requirements, interface regularly with a wide range of external organizations and participate in classified briefings to maintain an awareness of current cybersecurity threats and vulnerabilities.

The Companies' corporate intelligence and security program includes both cybersecurity and threat intelligence components as part of its evaluation and mitigation of risks. The evaluation of risks includes consideration of cybersecurity and privacy risk, including potential impact on the Companies' employees, customers, supply chain and other stakeholders, intelligence briefings on notable cyber events impacting the industry and evaluation of insider threats. The Companies utilize a robust set of internal and third-party assessment tools to test its cyber risk management policies, practices and procedures as well as challenge assumptions upon which its defenses are built. These assessments provide opportunities for self-critical analysis and constructive feedback needed to build cyber resilience. Trainings are routinely provided to employees to help identify, avoid and mitigate cybersecurity threats and to ensure an understanding of the Companies' cyber risk management policies. In addition, risk assessments are conducted as a component of the evaluation of vendors and suppliers.

The Companies' current security posture and regulatory compliance efforts are intended to address the evolving and changing cyber threats. During the past three years, the Companies have not experienced any cybersecurity incidents resulting in a material impact to their business strategy, results of operations or financial condition. The Companies have identified the risk that a hostile cyber intrusion could severely impair the Companies' operations, lead to disclosure of confidential information, damage the Companies' reputation or otherwise have an adverse effect on the Companies' business as disclosed under the Operational Risks header within Item 1A. Risk Factors.

GOVERNANCE

Dominion Energy's Board of Directors, including its finance and risk oversight committee, provides oversight of the Companies' risks from cybersecurity threats. Dominion Energy's Board of Directors as well as its finance and risk oversight committee receive presentations and reports throughout the year on cybersecurity and information security risk from management, including Dominion Energy's chief security officer, director of cybersecurity and chief information officer. These presentations and reports address a broad range of topics, including the Companies' cyber risk management program, updates on recent cybersecurity threats and incidents across the industry, policies and practices, industry trends, threat environment and vulnerability assessments and specific and ongoing efforts to prevent, detect and respond to internal and external critical threats, including management's hosting in 2023 of its second practical exercise with external federal, state and local incident response partners. In addition, Dominion Energy's Board of Directors receives briefings from time to time from outside experts for an independent view on cybersecurity risks, including an assessment by an independent consulting firm of management's response in a ransomware tabletop drill.

The Companies utilize an organization structure known as a converged security model that brings together cybersecurity, physical security and threat intelligence within one department led by the chief security officer. The chief security officer joined Dominion Energy in this role in 2018 and has an extensive background in security having retired from the Federal Bureau of Investigation after a more than 20-year career focused on criminal, counter-terrorism, counter-intelligence and cyber investigations. The chief security officer belongs to the Federal Bureau of Investigation's Domestic Security Alliance Council, the Department of Homeland Security's Classified Intelligence Forum and is a member of the national Government/Business Executive Forum. In addition to serving on multiple university advisory boards, the chief security officer also serves on the Commonwealth of Virginia's Informational Technology Advisory Council.

The director of cybersecurity has over 30 years of experience at Dominion Energy primarily in various roles within the information technology department, including information technology risk management, as well as cybersecurity. The director of cybersecurity has been involved in designing and evolving the Companies' cyber risk management policies, practices and procedures. This individual has deep relationships with key external partners and is recognized within the industry and the U.S. as a leading cybersecurity expert.

In addition, management of cybersecurity threats is shared with the chief information officer who is responsible for the Companies' technology assets including hardware, software, networks, servers and telecommunications. The chief information officer has over 25 years of experience at Dominion Energy primarily in various roles within the information technology department, including information technology risk management. In addition, the chief information officer previously served on the board of the Virginia Cybersecurity Partnership, a collaboration between private industry and the Federal Bureau of Investigation.

The chief security officer and chief information officer are supported by the senior vice president of administrative services as well as the Companies' operations, legal, audit, corporate risk, supply chain, human resources and accounting departments in executing its cybersecurity program. In addition, the chief security officer and chief information officer provide periodic updates concerning recent developments affecting cybersecurity and privacy risk to the Companies' executive cyber risk council, which includes executive officers responsible for administrative services, corporate affairs, supply chain, corporate secretary and corporate risk along with legal counsel.

The Companies maintain a robust, tested and regularly revised Cyber Security Incident Response Plan and a Vendor Compromise Response Plan. These plans detail roles, responsibilities, and actions to be taken in response to a detected event whether internal or associated with a third-party service provider. The plans provide clear direction for escalation of information to leadership, including Dominion Energy's Board of Directors as appropriate, and drive collaboration amongst relevant members of management representing cybersecurity, information technology, operations, supply chain, legal and accounting departments. As necessary, the COO, CFO and chief legal officer will advise the CEO on any incidents which could potentially have a material effect on the Companies' business operations, results of operations or financial condition.

Item 2. Properties

As of December 31, 2023, Dominion Energy owned its principal executive office in Richmond, Virginia and five other corporate offices. Dominion Energy also leases corporate offices in Richmond, Virginia and other cities in which its subsidiaries operate. Virginia Power shares Dominion Energy's principal executive office in Richmond, Virginia. In addition, Virginia Power leases certain buildings and equipment.

Dominion Energy's assets consist primarily of its investments in its subsidiaries, the principal properties of which are described below by operating segment.

Certain of Virginia Power's properties are subject to the lien of the Indenture of Mortgage securing its First and Refunding Mortgage Bonds. There were no bonds outstanding as of December 31, 2023; however, by leaving the indenture open, Virginia Power retains the flexibility to issue mortgage bonds in the future. Certain of Dominion Energy's nonregulated generation facilities are also subject to liens. Additionally, DESC's bond indenture, which secures its First Mortgage Bonds, constitutes a direct mortgage lien on substantially all of its electric utility property.

DOMINION ENERGY VIRGINIA

Virginia Power has approximately 6,700 miles of electric transmission lines of 69 kV or more located in North Carolina, Virginia and West Virginia. Portions of Virginia Power's electric transmission lines cross national parks and forests under permits entitling the federal government to use, at specified charges, any surplus capacity that may exist in these lines. While Virginia Power owns and maintains its electric transmission facilities, they are a part of PJM, which coordinates the planning, operation, emergency assistance and exchange of capacity and energy for such facilities.

In addition, Virginia Power's electric distribution network includes approximately 60,300 miles of distribution lines, exclusive of service level lines, in Virginia and North Carolina. The grants for most of its electric lines contain rights-of-way that have been obtained from the apparent owners of real estate, but underlying titles have not been examined. Where rights-of-way have not been obtained, they could be acquired from private owners by condemnation, if necessary. Many electric lines are on publicly-owned property, where permission to operate can be revoked. In addition, Virginia Power owns 484 substations.

The following tables list Virginia Power's generating units and capability as of December 31, 2023.

Virginia Power Utility Generation

Plant	Location	Net Summer Capability (MW)	Percentage Net Summer Capability
Gas			
Greensville County (CC)	Greensville County, VA	1,605	
Brunswick County (CC)	Brunswick County, VA	1,376	
Warren County (CC)	Warren County, VA	1,349	
Ladysmith (CT)	Ladysmith, VA	782	
Bear Garden (CC)	Buckingham County, VA	622	
Remington (CT)	Remington, VA	619	
Possum Point (CC)	Dumfries, VA	573	
Chesterfield (CC)	Chester, VA	386	
Elizabeth River (CT)	Chesapeake, VA	327	
Gordonsville Energy (CC)	Gordonsville, VA	218	
Gravel Neck (CT)	Surry, VA	170	
Darbytown (CT)	Richmond, VA	168	
Total Gas		8,195	43%
Nuclear			
Surry	Surry, VA	1,676	
North Anna	Mineral, VA	1,672[1]	
Total Nuclear		3,348	17
Coal			
Mt. Storm	Mt. Storm, WV	1,617	
Virginia City Hybrid Energy Center	Wise County, VA	610	
Clover	Clover, VA	439[2]	
Total Coal		2,666	14
Hydro			
Bath County	Warm Springs, VA	1,808[3]	
Gaston	Roanoke Rapids, NC	220	
Roanoke Rapids	Roanoke Rapids, NC	95	
Other		1	
Total Hydro		2,124	11
Oil			
Gravel Neck (CT)	Surry, VA	198	
Darbytown (CT)	Richmond, VA	168	
Rosemary (CC)	Roanoke Rapids, NC	155	
Possum Point (CT)	Dumfries, VA	72	
Low Moor (CT)	Covington, VA	48	
Northern Neck (CT)	Lively, VA	47	
Chesapeake (CT)	Chesapeake, VA	39	
Total Oil		727	4
Solar[4]			
Colonial Trail West	Surry County, VA	142	
Sadler Solar	Emporia, VA	100	
Spring Grove	Surry County, VA	98	
Piney Creek	Halifax, VA	80	
Sycamore	Gretna, VA	42	
Grassfield	Chesapeake, VA	20	
Norge	Williamsburg, VA	20	
Solidago	Windsor, VA	20	
Whitehouse Solar	Louisa County, VA	20	
Winterberry	Gloucester County, VA	20	
Woodland Solar	Isle of Wight County, VA	19	
Scott Solar	Powhatan, VA	17	
Total Solar		598	3
Biomass			
Altavista	Altavista, VA	51	
Polyester	Hopewell, VA	51	
Southampton	Southampton, VA	51	
Total Biomass		153	1
Battery			
Dry Bridge	Chesterfield, VA	20	—
Wind			
CVOW Pilot Project	Virginia Beach, VA	12	—
Various			
Mt. Storm (CT)	Mt. Storm, WV	11	—
		17,854	
Power Purchase Agreements		1,289	7
Total Utility Generation		19,143	100%

Note: (CT) denotes combustion turbine and (CC) denotes combined cycle.
(1) Excludes 11.6% undivided interest owned by ODEC.
(2) Excludes 50% undivided interest owned by ODEC.
(3) Excludes 23.75% undivided interest owned by LS Power Equity Advisors LLC and 16.25% undivided interest owned by Allegheny Generating Company, a subsidiary of FirstEnergy Corp.
(4) All solar facilities are alternating current.

Virginia Power Non-Jurisdictional Generation

Plant	Location	Net Summer Capability (MW)
Solar[1]		
Fort Powhatan	Disputanta, VA	150
Maplewood	Chatham, VA	120
Desper	Louisa, VA	88
Gutenberg	Garysburg, NC	80
Butcher Creek	Chase City, VA	80
Pecan	Pleasant Hill, NC	75
Chestnut	Halifax County, NC	75
Bedford	Chesapeake, VA	70
Pumpkinseed	Emporia, VA	60
Gloucester	Gloucester County, VA	20
Montross	Westmoreland County, VA	20
Morgans Corner	Pasquotank County, NC	20
Remington	Fauquier County, VA	20
Rochambeau	James City County, VA	20
Oceana	Virginia Beach, VA	18
Hollyfield	Manquin, VA	17
Puller	Topping, VA	15
Total Non-Jurisdictional Generation		948

(1) All solar facilities are alternating current.

DOMINION ENERGY SOUTH CAROLINA

DESC has approximately 3,900 miles and 19,000 miles of electric transmission and distribution lines, respectively, exclusive of service level lines, in South Carolina. The grants for most of DESC's electric lines contain rights-of-way that have been obtained from the apparent owners of real estate, but underlying property titles have not been examined. Where rights-of-way have not been obtained, they could be acquired from private owners by condemnation, if necessary. Many electric lines are on publicly-owned property, where permission to operate can be revoked. In addition, DESC owns 457 substations.

DESC's natural gas system includes approximately 18,800 miles of distribution mains and related service facilities, which are supported by approximately 400 miles of transmission pipeline.

DESC owns two LNG facilities, one located near Charleston, South Carolina, and the other in Salley, South Carolina. The Charleston facility can store the liquefied equivalent of approximately 1.0 bcf of natural gas, can regasify approximately 6% of its storage capacity per day and can liquefy less than 1% of its storage capacity per day. The Salley facility can store the liquefied equivalent of approximately 0.9 bcf of natural gas and can regasify approximately 10% of its storage capacity per day. The Salley facility has no liquefying capabilities.

The following table lists DESC's generating units and capability as of December 31, 2023.

Plant	Location	Net Summer Capability (MW)	Percentage Net Summer Capability
Gas			
Jasper (CC) [1]	Hardeeville, SC	902	
Columbia Energy Center (CC) [1]	Gaston, SC	520	
Urquhart (CC) [1]	Beech Island, SC	458	
McMeekin	Irmo, SC	250	
Hagood (CT) [1]	Charleston, SC	126	
Urquhart Unit 3	Beech Island, SC	95	
Urquhart (CT) [1]	Beech Island, SC	87	
Coit (CT) [1][2]	Columbia, SC	26	
Total Gas		2,464	38%
Coal			
Wateree	Eastover, SC	684	
Williams	Goose Creek, SC	595	
Cope [3]	Cope, SC	415	
Total Coal		1,694	26
Hydro			
Fairfield	Jenkinsville, SC	576	
Saluda	Irmo, SC	198	
Other	Various	18	
Total Hydro		792	12
Nuclear			
Summer	Jenkinsville, SC	644[4]	10
		5,594	
Power Purchase Agreements		973[5]	14
Total Utility Generation		6,567	100%

Note: (CT) denotes combustion turbine and (CC) denotes combined cycle.
(1) Capable of burning fuel oil as a secondary source.
(2) Expected to be retired by the end of 2025.
(3) Capable of burning natural gas as a secondary source.
(4) Excludes 33.3% undivided interest owned by Santee Cooper.
(5) Includes 189 MW from agreements with certain solar facilities within Contracted Energy.

CONTRACTED ENERGY

The following table lists Contracted Energy's generating units and capability as of December 31, 2023.

Plant	Location	Net Summer Capability (MW)	Percentage Net Summer Capability
Nuclear			
Millstone	Waterford, CT	2,013[1]	
Total Nuclear		2,013	67%
Solar[2]			
Hardin I	Hardin County, OH	150	
Amazon Solar Farm Virginia – Southampton	Newsoms, VA	100[3]	
Amazon Solar Farm Virginia – Accomack	Oak Hall, VA	80[3]	
Greensville	Greensville County, VA	80	
Innovative Solar 37	Morven, NC	79[3]	
Wilkinson	Pantego, NC	74	
Seabrook	Beaufort County, SC	73	
Moffett Solar 1	Ridgeland, SC	71[3]	
Summit Farms Solar	Moyock, NC	60[3]	
Midway II	Calipatria, CA	30[3]	
Amazon Solar Farm Virginia – Buckingham	Cumberland, VA	20[3]	
Amazon Solar Farm Virginia – Correctional	Barhamsville, VA	20[3]	
Hecate Cherrydale	Cape Charles, VA	20[3]	
Amazon Solar Farm Virginia – Sussex Drive	Stoney Creek, VA	20[3]	
Amazon Solar Farm Virginia – Scott II	Powhatan, VA	20[3]	
Myrtle	Suffolk, VA	15	
Trask	Beaufort County, SC	12	
Hecate Energy Clarke County	White Post, VA	10[3]	
Ridgeland Solar Farm I	Ridgeland, SC	10[3]	
Yemassee	Hampton County, SC	10	
Blackville	Blackville, SC	7	
Denmark	Denmark, SC	6	
Other	Various	35[3]	
Total Solar		1,002	33
Total Nonregulated Generation		3,015	100%

(1) Excludes 6.53% undivided interest in Unit 3 owned by Massachusetts Municipal and Green Mountain.
(2) All solar facilities are alternating current.
(3) Dominion Energy's interest was subject to a lien securing Eagle Solar's debt prior to its redemption in February 2024.

CORPORATE AND OTHER

The operations included in the East Ohio, PSNC and Questar Gas Transactions are located in Ohio, North Carolina, Utah, southwestern Wyoming and southeastern Idaho. This network includes approximately 76,000 miles of distribution mains and related service facilities which are supported by approximately 3,600 miles of transmission, gathering and storage pipeline. The right-of-way grants for many natural gas pipelines have been obtained from the actual owners of real estate, as underlying titles have been examined. Where rights-of-way have not been obtained, they could be acquired from private owners by condemnation, if necessary. Many natural gas pipelines are on publicly-owned property, where company rights and actions are determined on a case-by-case basis, with results that range from reimbursed relocation to revocation of permission to operate.

East Ohio's integrated underground storage facilities have more than 60 bcf of working gas capacity to serve base and peak demand. PSNC owns one LNG facility that stores the liquefied equivalent of 1.0 bcf of natural gas, can regasify approximately 10% of its storage capacity per day and can liquefy less than 1% of its storage capacity per day. Questar Gas also owns one LNG facility that stores the liquefied equivalent of 1.2 bcf of natural gas, can regasify approximately 12% of its storage capacity per day and can liquefy less than 1% of its storage capacity per day.

Dominion Energy also owns various solar facilities, primarily at schools in Virginia, with an aggregate generation capacity of 27 MW.

Item 3. Legal Proceedings

From time to time, the Companies are parties to various legal, environmental or other regulatory proceedings, including in the ordinary course of business. SEC regulations require disclosure of certain environmental matters when a governmental authority is a party to the proceedings and such proceedings involve potential monetary sanctions that the Companies reasonably believe will exceed a specified threshold. Pursuant to the SEC regulations, the Companies use a threshold of $1 million for such proceedings. See Notes 13 and 23 to the Consolidated Financial Statements, which information is incorporated herein by reference, for discussion of certain legal, environmental and other regulatory proceedings to which the Companies are a party.

Item 4. Mine Safety Disclosures

Not applicable.

Information about our Executive Officers

Information concerning the executive officers of Dominion Energy, each of whom is elected annually, is as follows:

Name and Age	Business Experience Past Five Years[1]
Robert M. Blue (56)	Chair of the Board of Directors from April 2021 to present; President and CEO from October 2020 to present; Director from November 2020 to present; Executive Vice President and Co-COO from December 2019 to September 2020; Executive Vice President and President & CEO—Power Delivery Group from May 2017 to November 2019.
Edward H. Baine (50)	President—Dominion Energy Virginia from October 2020 to present; Senior Vice President—Power Delivery of Virginia Power from December 2019 to September 2020; Senior Vice President—Distribution of Virginia Power from February 2016 to November 2019.
P. Rodney Blevins (59)	President—Gas Distribution from January 2022 to present; President—Dominion Energy South Carolina from December 2019 to December 2021; President & CEO—Southeast Energy Group from January 2019 to November 2019.
Carlos M. Brown (49)	President—DES and Executive Vice President, Chief Legal Officer and Corporate Secretary from January 2024 to present; Senior Vice President, Chief Legal Officer and General Counsel from September 2022 to December 2023; Senior Vice President, General Counsel and Chief Compliance Officer from December 2019 to August 2022; Senior Vice President and General Counsel from January 2019 to November 2019.
Michele L. Cardiff (56)	Senior Vice President, Controller and CAO from October 2020 to present; Vice President, Controller and CAO from April 2014 to September 2020.
W. Keller Kissam (57)	President—Dominion Energy South Carolina from January 2022 to present; President—Electric Operations of DESC from January 2019 to December 2021.
Diane Leopold (57)	Executive Vice President, COO and President—Contracted Energy from August 2023 to present; Executive Vice President and COO from October 2020 to July 2023; Executive Vice President and Co-COO from December 2019 to September 2020; Executive Vice President and President & CEO—Gas Infrastructure Group from May 2017 to November 2019.
Steven D. Ridge (43)	Executive Vice President and CFO from January 2024 to present; Senior Vice President and CFO from November 2022 to December 2023; President of Questar Gas from October 2022 to November 2022; Vice President and General Manager—Western Distribution from October 2021 to September 2022; Vice President—Investor Relations of DES from April 2019 to September 2021; Director—Investor Relations of DES from October 2017 to March 2019.

(1) All positions held at Dominion Energy, unless otherwise noted. Any service listed for Virginia Power, DESC, Questar Gas and DES reflects service at a subsidiary of Dominion Energy.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

DOMINION ENERGY

Dominion Energy's common stock is listed on the NYSE under the ticker symbol D. At February 19, 2024, there were approximately 117,000 record holders of Dominion Energy's common stock. The number of record holders is comprised of individual shareholder accounts maintained on Dominion Energy's transfer agent records and includes accounts with shares held in (1) certificate form, (2) book-entry in the Direct Registration System and (3) book-entry under Dominion Energy Direct®. Discussions of expected dividend payments required by this Item are contained in *Liquidity and Capital Resources* in Item 7. MD&A.

PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares (or Units) Purchased[1]	Average Price Paid per Share (or Unit)[2]	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased under the Plans or Programs[3]
10/1/23-10/31/23	77,065	$44.67	—	$ 0.92 billion
11/1/23-11/30/23	—	—	—	0.92 billion
12/1/23-12/31/23	1,060	46.67	—	0.92 billion
Total	78,125	$44.70	—	$ 0.92 billion

(1) Represents shares of common stock that were tendered by employees to satisfy tax withholding obligations on vested restricted stock.
(2) Represents the weighted-average price paid per share.
(3) In November 2020, the Dominion Energy Board of Directors authorized the repurchase of up to $1.0 billion of shares of common stock. This repurchase program has no expiration date or price or volume targets and may be modified suspended or terminated at any time. Shares may be purchased through open market or privately negotiated transactions or otherwise at the discretion of management subject to prevailing market conditions, applicable securities laws and other factors.

VIRGINIA POWER

There is no established public trading market for Virginia Power's common stock, all of which is owned by Dominion Energy. Virginia Power may pay cash dividends in 2024 but is neither required to nor restricted, except as described in Note 21 to the Consolidated Financial Statements, from making such payments.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

MD&A discusses Dominion Energy's results of operations, general financial condition and liquidity and Virginia Power's results of operations. MD&A should be read in conjunction with Item 1. Business and the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data. Virginia Power meets the conditions to file under the reduced disclosure format, and therefore has omitted certain sections of MD&A.

CONTENTS OF MD&A

MD&A consists of the following information:
- Forward-Looking Statements—Dominion Energy and Virginia Power
- Accounting Matters—Dominion Energy
- Results of Operations—Dominion Energy and Virginia Power
- Segment Results of Operations—Dominion Energy
- Outlook—Dominion Energy
- Liquidity and Capital Resources—Dominion Energy
- Future Issues and Other Matters—Dominion Energy

FORWARD-LOOKING STATEMENTS

This report contains statements concerning the Companies' expectations, plans, objectives, future financial performance and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In most cases, the reader can identify these forward-looking statements by such words as "anticipate," "estimate," "forecast," "expect," "believe," "should," "could," "plan," "may," "continue," "target" or other similar words.

The Companies make forward-looking statements with full knowledge that risks and uncertainties exist that may cause actual results to differ materially from predicted results. Factors that may cause actual results to differ are often presented with the forward-looking statements themselves. Additionally, other factors may cause actual results to differ materially from those indicated in any forward-looking statement. These factors include but are not limited to:
- Unusual weather conditions and their effect on energy sales to customers and energy commodity prices;
- Extreme weather events and other natural disasters, including, but not limited to, hurricanes, high winds, severe storms, earthquakes, flooding, climate changes and changes in water temperatures and availability that can cause outages and property damage to facilities;
- The impact of extraordinary external events, such as the pandemic health event resulting from COVID-19, and their collateral consequences, including extended disruption of economic activity in the Companies' markets and global supply chains;
- Federal, state and local legislative and regulatory developments, including changes in or interpretations of federal and state tax laws and regulations;
- The direct and indirect impacts of implementing recommendations resulting from the business review announced in November 2022;

- Risks of operating businesses in regulated industries that are subject to changing regulatory structures;
- Changes to regulated electric rates collected by the Companies and regulated gas distribution, transportation and storage rates collected by Dominion Energy;
- Changes in rules for RTOs and ISOs in which the Companies join and/or participate, including changes in rate designs, changes in FERC's interpretation of market rules and new and evolving capacity models;
- Risks associated with Virginia Power's membership and participation in PJM, including risks related to obligations created by the default of other participants;
- Risks associated with entities in which Dominion Energy shares ownership with third parties, including risks that result from lack of sole decision making authority, disputes that may arise between Dominion Energy and third party participants and difficulties in exiting these arrangements;
- Changes in future levels of domestic and international natural gas production, supply or consumption;
- Timing and receipt of regulatory approvals necessary for planned construction or growth projects and compliance with conditions associated with such regulatory approvals;
- The inability to complete planned construction, conversion or growth projects at all, or with the outcomes or within the terms and time frames initially anticipated, including as a result of increased public involvement, intervention or litigation in such projects;
- Risks and uncertainties that may impact the Companies' ability to develop and construct the CVOW Commercial Project within the currently proposed timeline, or at all, and consistent with current cost estimates along with the ability to recover such costs from customers;
- Changes to federal, state and local environmental laws and regulations, including those related to climate change, the tightening of emission or discharge limits for GHGs and other substances, more extensive permitting requirements and the regulation of additional substances;
- Cost of environmental strategy and compliance, including those costs related to climate change;
- Changes in implementation and enforcement practices of regulators relating to environmental standards and litigation exposure for remedial activities;
- Difficulty in anticipating mitigation requirements associated with environmental and other regulatory approvals or related appeals;
- Unplanned outages at facilities in which the Companies have an ownership interest;
- The impact of operational hazards, including adverse developments with respect to pipeline and plant safety or integrity, equipment loss, malfunction or failure, operator error and other catastrophic events;
- Risks associated with the operation of nuclear facilities, including costs associated with the disposal of spent nuclear fuel, decommissioning, plant maintenance and changes in existing regulations governing such facilities;
- Changes in operating, maintenance and construction costs;
- Domestic terrorism and other threats to the Companies' physical and intangible assets, as well as threats to cybersecurity;

- Additional competition in industries in which the Companies operate, including in electric markets in which Dominion Energy's nonregulated generation facilities operate and potential competition from the development and deployment of alternative energy sources, such as self-generation and distributed generation technologies, and availability of market alternatives to large commercial and industrial customers;
- Competition in the development, construction and ownership of certain electric transmission facilities in the Companies' service territory in connection with Order 1000;
- Changes in technology, particularly with respect to new, developing or alternative sources of generation and smart grid technologies;
- Changes in demand for the Companies' services, including industrial, commercial and residential growth or decline in the Companies' service areas, changes in supplies of natural gas delivered to Dominion Energy's pipeline system, failure to maintain or replace customer contracts on favorable terms, changes in customer growth or usage patterns, including as a result of energy conservation programs, the availability of energy efficient devices and the use of distributed generation methods;
- Receipt of approvals for, and timing of, closing dates for acquisitions and divestitures;
- Impacts of acquisitions, divestitures, transfers of assets to joint ventures and retirements of assets based on asset portfolio reviews;
- The expected timing and likelihood of the completion of any or all of the East Ohio, PSNC and Questar Gas Transactions, including the ability to obtain the requisite regulatory approvals and the terms and conditions of such approvals;
- The expected timing and likelihood of the completion of the proposed sale of a 50% noncontrolling interest in the CVOW Commercial Project to Stonepeak, including the ability to obtain the requisite regulatory approvals and the terms and conditions of such approvals;
- Adverse outcomes in litigation matters or regulatory proceedings;
- Counterparty credit and performance risk;
- Fluctuations in the value of investments held in nuclear decommissioning trusts by the Companies and in benefit plan trusts by Dominion Energy;
- Fluctuations in energy-related commodity prices and the effect these could have on Dominion Energy's earnings and the Companies' liquidity position and the underlying value of their assets;
- Fluctuations in interest rates;
- The effectiveness to which existing economic hedging instruments mitigate fluctuations in currency exchange rates of the Euro and Danish Krone associated with certain fixed price contracts for the major offshore construction and equipment components of the CVOW Commercial Project;
- Changes in rating agency requirements or credit ratings and their effect on availability and cost of capital;
- Global capital market conditions, including the availability of credit and the ability to obtain financing on reasonable terms;
- Political and economic conditions, including inflation and deflation;

- Employee workforce factors including collective bargaining agreements and labor negotiations with union employees; and
- Changes in financial or regulatory accounting principles or policies imposed by governing bodies.

Additionally, other risks that could cause actual results to differ from predicted results are set forth in Item 1A. Risk Factors.

The Companies' forward-looking statements are based on beliefs and assumptions using information available at the time the statements are made. The Companies caution the reader not to place undue reliance on their forward-looking statements because the assumptions, beliefs, expectations and projections about future events may, and often do, differ materially from actual results. The Companies undertake no obligation to update any forward-looking statement to reflect developments occurring after the statement is made.

Accounting Matters

Critical Accounting Policies and Estimates

Dominion Energy has identified the following accounting policies, including certain inherent estimates, that as a result of the judgments, uncertainties, uniqueness and complexities of the underlying accounting standards and operations involved, could result in material changes to its financial condition or results of operations under different conditions or using different assumptions. Dominion Energy has discussed the development, selection and disclosure of each of these policies with the Audit Committee of its Board of Directors.

Accounting for Regulated Operations

The accounting for Dominion Energy's regulated electric and gas operations differs from the accounting for nonregulated operations in that Dominion Energy is required to reflect the effect of rate regulation in its Consolidated Financial Statements. For regulated businesses subject to federal or state cost-of-service rate regulation, regulatory practices that assign costs to accounting periods may differ from accounting methods generally applied by nonregulated companies. When it is probable that regulators will permit the recovery of current costs through future rates charged to customers, these costs that otherwise would be expensed by nonregulated companies are deferred as regulatory assets. Likewise, regulatory liabilities are recognized when it is probable that regulators will require customer refunds or other benefits through future rates or when revenue is collected from customers for expenditures that have yet to be incurred. In addition, a loss is recognized if it becomes probable that capital expenditures will be disallowed for ratemaking purposes and if a reasonable estimate of the amount of the disallowance can be made.

Dominion Energy evaluates whether or not recovery of its regulatory assets through future rates is probable as well as whether a regulatory liability due to customers is probable and makes various assumptions in its analyses. These analyses are generally based on:
- Orders issued by regulatory commissions, legislation and judicial actions;
- Past experience;

- Discussions with applicable regulatory authorities and legal counsel;
- Estimated construction costs;
- Forecasted earnings; and
- Considerations around the likelihood of impacts from events such as unusual weather conditions, extreme weather events and other natural disasters and unplanned outages of facilities.

If recovery of a regulatory asset is determined to be less than probable, it will be written off in the period such assessment is made. A regulatory liability, if considered probable, will be recorded in the period such assessment is made or reversed into earnings if no longer probable. In connection with the 2023 Biennial Review, the Companies have concluded that it is not probable that Virginia Power will have earnings in excess of 70 basis points above its authorized ROE for the period January 1, 2021 through December 31, 2022 currently under review with the Virginia Commission or in excess of an expected authorized ROE of 9.70% for the period January 1, 2023 through December 31, 2024 in connection with the future 2025 Biennial Review. As a result, no regulatory liability for Virginia Power ratepayer credits to customers has been recorded at December 31, 2023. See Note 13 to the Consolidated Financial Statements for additional information.

ASSET RETIREMENT OBLIGATIONS

Dominion Energy recognizes liabilities for the expected cost of retiring tangible long-lived assets for which a legal obligation exists and the ARO can be reasonably estimated. These AROs are recognized at fair value as incurred or when sufficient information becomes available to determine fair value and are generally capitalized as part of the cost of the related long-lived assets. In the absence of quoted market prices, Dominion Energy estimates the fair value of its AROs using present value techniques, in which it makes various assumptions including estimates of the amounts and timing of future cash flows associated with retirement activities, credit-adjusted risk free rates and cost escalation rates. The impact on measurements of new AROs or remeasurements of existing AROs, using different cost escalation or credit-adjusted risk free rates in the future, may be significant. When Dominion Energy revises any assumptions used to calculate the fair value of existing AROs, it adjusts the carrying amount of both the ARO liability and the related long-lived asset for assets that are in service; for assets that have ceased or are expected to cease operations, Dominion Energy adjusts the carrying amount of the ARO liability with such changes either recognized in income or as a regulatory asset.

Dominion Energy's AROs include a significant balance related to the future decommissioning of its nonregulated and utility nuclear facilities. These nuclear decommissioning AROs are reported in Dominion Energy Virginia, Dominion Energy South Carolina and Contracted Energy. At both December 31, 2023 and 2022, Dominion Energy's nuclear decommissioning AROs totaled $1.9 billion. The following discusses critical assumptions inherent in determining the fair value of AROs associated with Dominion Energy's nuclear decommissioning obligations.

Dominion Energy obtains from third-party specialists periodic site-specific base year cost studies in order to estimate the nature, cost and timing of planned decommissioning activities for its nuclear plants. These cost studies are based on relevant information available at the time they are performed; however, estimates of future cash flows for extended periods of time are by nature highly uncertain and may vary significantly from actual results. These cash flows include estimates on timing of decommissioning, which for regulated nuclear units factors in the probability of NRC approval for license extensions. In addition, Dominion Energy's cost estimates include cost escalation rates that are applied to the base year costs. Dominion Energy determines cost escalation rates, which represent projected cost increases over time due to both general inflation and increases in the cost of specific decommissioning activities, for each nuclear facility. The selection of these cost escalation rates is dependent on subjective factors which are considered to be critical assumptions. At December 31, 2023, a 0.25% increase in cost escalation rates would have resulted in an approximate $390 million increase in Dominion Energy's nuclear decommissioning AROs.

INCOME TAXES

Judgment and the use of estimates are required in developing the provision for income taxes and reporting of tax-related assets and liabilities. The interpretation of tax laws and associated regulations involves uncertainty since tax authorities may interpret the laws differently. Ultimate resolution or clarification of income tax matters may result in favorable or unfavorable impacts to net income and cash flows, and adjustments to tax-related assets and liabilities could be material.

Given the uncertainty and judgment involved in the determination and filing of income taxes, there are standards for recognition and measurement in financial statements of positions taken or expected to be taken by an entity in its income tax returns. Positions taken by an entity in its income tax returns that are recognized in the financial statements must satisfy a more-likely-than-not recognition threshold, assuming that the position will be examined by tax authorities with full knowledge of all relevant information. At December 31, 2023 and 2022, Dominion Energy had $110 million and $117 million, respectively, of unrecognized tax benefits. Changes in these unrecognized tax benefits may result from remeasurement of amounts expected to be realized, settlements with tax authorities and expiration of statutes of limitations.

Deferred income tax assets and liabilities are recorded representing future effects on income taxes for temporary differences between the bases of assets and liabilities for financial reporting and tax purposes. Dominion Energy evaluates quarterly the probability of realizing deferred tax assets by considering current and historical financial results, expectations for future taxable income and the availability of tax planning strategies that can be implemented, if necessary, to realize deferred tax assets. Failure to achieve forecasted taxable income or successfully implement tax planning strategies may affect the realization of deferred tax assets. In addition, changes in tax laws or tax rates may require reconsideration of the realizability of existing deferred tax assets. Dominion Energy establishes a valuation allowance when it is more-likely-than-not that all or a portion of a deferred tax asset will not be realized. At December 31, 2023 and 2022, Dominion Energy had established $130 million and $137 million, respectively, of valuation allowances.

ACCOUNTING FOR DERIVATIVE CONTRACTS AND FINANCIAL INSTRUMENTS AT FAIR VALUE

Dominion Energy uses derivative contracts such as physical and financial forwards, futures, swaps, options and FTRs to manage commodity, interest rate and/or foreign currency exchange rate risks of its business operations. Derivative contracts, with certain exceptions, are reported in the Consolidated Balance Sheets at fair value. The majority of investments held in Dominion Energy's nuclear decommissioning and rabbi trusts and pension and other postretirement funds are also subject to fair value accounting. See Notes 6 and 22 to the Consolidated Financial Statements for further information on these fair value measurements.

Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, management seeks indicative price information from external sources, including broker quotes and industry publications. When evaluating pricing information provided by brokers and other pricing services, Dominion Energy considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if Dominion Energy believes that observable pricing information is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, Dominion Energy must estimate prices based on available historical and near-term future price information and use of statistical methods, including regression analysis, that reflect its market assumptions.

Dominion Energy maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. See Note 6 to the Consolidated Financial Statements for quantitative information on unobservable inputs utilized in Dominion Energy's fair value measurements of certain derivative contracts.

USE OF ESTIMATES IN GOODWILL IMPAIRMENT TESTING

In April of each year, Dominion Energy tests its goodwill for potential impairment, and performs additional tests more frequently if an event occurs or circumstances change in the interim that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. The 2023, 2022 and 2021 annual test did not result in the recognition of any goodwill impairment.

In general, Dominion Energy estimates the fair value of its reporting units by using a combination of discounted cash flows and other valuation techniques that use multiples of earnings for peer group companies and analyses of recent business combinations involving peer group companies. Fair value estimates are dependent on subjective factors such as Dominion Energy's estimate of future cash flows, the selection of appropriate discount and growth rates, and the selection of peer group companies and recent transactions. These underlying assumptions and estimates are made as of a point in time; subsequent modifications, particularly changes in discount rates or growth rates inherent in

Dominion Energy's estimates of future cash flows, could result in a future impairment of goodwill. Although Dominion Energy has consistently applied the same methods in developing the assumptions and estimates that underlie the fair value calculations, such as estimates of future cash flows, and based those estimates on relevant information available at the time, such cash flow estimates are highly uncertain by nature and may vary significantly from actual results. If the estimates of future cash flows used in the most recent test had been 10% lower or if the discount rate had been 0.25% higher, the resulting fair values would have still been greater than the carrying values of each of those reporting units tested, indicating that no impairment was present.

In addition to the annual goodwill impairment testing described above, in December 2023, Dominion Energy's current period calculation of the expected gain or loss on the Questar Gas and East Ohio Transactions resulted in an impairment of the related goodwill totaling $286 million, reflected in discontinued operations in Dominion Energy's Consolidated Statements of Income. Until each of the Questar Gas, PSNC and East Ohio Transactions are complete, the current financial position of each disposal group relative to the expected purchase price, including related post-closing adjustments, could result in significant fluctuations potentially resulting in additional impairment of the related goodwill balances, which are reflected in current assets held for sale in Dominion Energy's Consolidated Balance Sheets.

See Notes 2 and 11 to the Consolidated Financial Statements for additional information.

USE OF ESTIMATES IN LONG-LIVED ASSET IMPAIRMENT TESTING

Impairment testing for an individual or group of long-lived assets, including intangible assets with definite lives, is required when circumstances indicate those assets may be impaired. When a long-lived asset's carrying amount exceeds the undiscounted estimated future cash flows associated with the asset, the asset is considered impaired to the extent that the asset's fair value is less than its carrying amount. Performing an impairment test on long-lived assets involves judgment in areas such as identifying if circumstances indicate an impairment may exist, identifying and grouping affected assets in the case of long-lived assets, and developing the undiscounted and discounted estimated future cash flows (used to estimate fair value in the absence of a market-based value) associated with the asset, including probability weighting such cash flows to reflect expectations about possible variations in their amounts or timing, expectations about the operations of the long-lived assets and the selection of an appropriate discount rate. When determining whether a long-lived asset or asset group has been impaired, management groups assets at the lowest level that has identifiable cash flows. Although cash flow estimates are based on relevant information available at the time the estimates are made, estimates of future cash flows are, by nature, highly uncertain and may vary significantly from actual results. For example, estimates of future cash flows would contemplate factors which may change over time, such as the expected use of the asset or underlying assets of equity method investees, including future production and sales levels, expected fluctuations of prices of commodities sold and consumed and expected proceeds from dispositions. In 2022, Dominion Energy determined that its nonregulated solar generation assets within Contracted Energy were impaired. The estimates of future cash flows and selection of a discount rate are considered to be critical assumptions. A 10% decrease in projected future pre-tax cash flows would have resulted in a $52 million increase to the impairment charge recorded. A 0.25% increase in the discount rate would have resulted in a $9 million increase to the impairment charge recorded. See Note 10 to the Consolidated Financial Statements for further information concerning the impairment related to certain of Dominion Energy's nonregulated solar generation assets. There were no tests performed in 2023 of long-lived assets which could have resulted in material impairments.

HELD FOR SALE CLASSIFICATION

Dominion Energy recognizes the assets and liabilities of a disposal group as held for sale in the period (i) it has approved and committed to a plan to sell the disposal group, (ii) the disposal group is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the disposal group have been initiated, (iv) the sale of the disposal group is probable, (v) the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Dominion Energy initially measures a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until closing. Upon designation as held for sale, Dominion Energy stops recording depreciation expense and assesses the fair value of the disposal group less any costs to sell at each reporting period and until it is no longer classified as held for sale.

The determination as to whether the sale of the disposal group is probable may include significant judgments from management related to the expectation of obtaining approvals from applicable regulatory agencies such as state utility regulatory commissions, FERC or the U.S. Federal Trade Commission. This analysis is generally based on orders issued by regulatory commissions, past experience and discussions with applicable regulatory authorities and legal counsel.

See Note 3 to the Consolidated Financial Statements for additional information.

EMPLOYEE BENEFIT PLANS

Dominion Energy sponsors noncontributory defined benefit pension plans and other postretirement benefit plans for eligible active employees, retirees and qualifying dependents. The projected costs of providing benefits under these plans are dependent, in part, on historical information such as employee demographics, the level of contributions made to the plans and earnings on plan assets. Assumptions about the future, including the expected long-term rate of return on plan assets, discount rates applied to benefit obligations, mortality rates and the anticipated rate of increase in healthcare costs and participant compensation, also have a significant impact on employee benefit costs. The impact of changes in these factors, as well as differences between Dominion Energy's assumptions and actual experience, is generally recognized in the Consolidated Statements of Income over the remaining average service period of plan participants, rather than immediately.

The expected long-term rates of return on plan assets, discount rates, healthcare cost trend rates and mortality rates are critical assumptions. Dominion Energy determines the expected long-term rates of return on plan assets for pension plans and other postretirement benefit plans by using a combination of:

- Expected inflation and risk-free interest rate assumptions;
- Historical return analysis to determine long-term historic returns as well as historic risk premiums for various asset classes;
- Expected future risk premiums, asset classes' volatilities and correlations;
- Forward-looking return expectations derived from the yield on long-term bonds and the expected long-term returns of major capital market assumptions; and
- Investment allocation of plan assets. The long-term strategic target asset allocation for Dominion Energy's pension funds is 26% U.S. equity, 19% non-U.S. equity, 32% fixed income, 3% real assets and 20% other alternative investments, such as private equity investments.

Strategic investment policies are established for Dominion Energy's prefunded benefit plans based upon periodic asset/liability studies. Factors considered in setting the investment policy include those mentioned above such as employee demographics, liability growth rates, future discount rates, the funded status of the plans and the expected long-term rate of return on plan assets. Deviations from the plans' strategic allocation are a function of Dominion Energy's assessments regarding short-term risk and reward opportunities in the capital markets and/or short-term market movements which result in the plans' actual asset allocations varying from the strategic target asset allocations. Through periodic rebalancing, actual allocations are brought back in line with the targets. Future asset/liability studies will focus on strategies to further reduce pension and other postretirement plan risk, while still achieving attractive levels of returns.

Dominion Energy develops its critical assumptions, which are then compared to the forecasts of an independent investment advisor or an independent actuary, as applicable, to ensure reasonableness. An internal committee selects the final assumptions. Dominion Energy calculated its pension cost using an expected long-term rate of return on plan assets assumption that ranged from 7.00% to 8.35% for 2023, 7.00% to 8.35% for 2022 and 7.00% to 8.45% for 2021. For 2024, the expected long-term rate of return for the pension cost assumption ranged from 7.00% to 8.35% for Dominion Energy's plans held as of December 31, 2023. Dominion Energy calculated its other postretirement benefit cost using an expected long-term rate of return on plan assets assumption of 8.35% for 2023, 8.35% for 2022 and 8.45% for 2021. For 2024, the expected long-term rate of return for other postretirement benefit cost assumption is 8.35%.

Dominion Energy determines discount rates from analyses of AA/Aa rated bonds with cash flows matching the expected payments to be made under its plans. The discount rates used to calculate pension cost and other postretirement benefit cost ranged from 5.65% to 5.75% for pension plans and 5.69% to 5.70% for other postretirement benefit plans in 2023, ranged from 3.06% to 3.19% for pension plans and 3.04% to 5.03% for other postretirement benefit plans in 2022 and ranged from 2.73% to 3.29% for pension plans and 2.69% to 2.80% for other postretirement benefit plans in 2021. Dominion Energy selected a discount rate ranging from 5.37% to 5.47% for pension plans and 5.40% to 5.42% for other postretirement benefit plans for determining its December 31, 2023 projected benefit obligations.

Dominion Energy establishes the healthcare cost trend rate assumption based on analyses of various factors including the specific provisions of its medical plans, actual cost trends experienced and projected and demographics of plan participants. Dominion Energy's healthcare cost trend rate assumption as of December 31, 2023 was 7.00% and is expected to gradually decrease to 5.00% by 2031 and continue at that rate for years thereafter.

The following table illustrates the effect on cost of changing the critical actuarial assumptions discussed above, while holding all other assumptions constant:

| | | Increase (Decrease) in 2023 Net Periodic Cost | |
	Change in Actuarial Assumptions	Pension Benefits	Other Postretirement Benefits
(millions, except percentages)			
Discount rate	(0.25)%	$ (5)	$ 2
Long-term rate of return on plan assets	(0.25)%	26	5
Health care cost trend rate	1%	N/A	12

In addition to the effects on cost, a 0.25% decrease in the discount rate would increase Dominion Energy's projected pension benefit obligation at December 31, 2023 by $224 million and its accumulated postretirement benefit obligation at December 31, 2023 by $26 million, while a 1.00% increase in the healthcare cost trend rate would increase its accumulated postretirement benefit obligation at December 31, 2023 by $72 million.

See Note 22 to the Consolidated Financial Statements for additional information on Dominion Energy's employee benefit plans.

New Accounting Standards

See Note 2 to the Consolidated Financial Statements for a discussion of new accounting standards.

RESULTS OF OPERATIONS

DOMINION ENERGY

Presented below is a summary of Dominion Energy's consolidated results:

Year Ended December 31,	2023	$ Change	2022	$ Change	2021
(millions, except EPS)					
Net income attributable to Dominion Energy	$1,994	$ 673	$1,321	$(2,078)	$3,399
Diluted EPS	2.29	0.80	1.49	(2.63)	4.12

Overview

2023 VS. 2022

Net income attributable to Dominion Energy increased 51%, primarily due to the absences of a charge associated with the impairment of certain nonregulated solar generation facilities, a loss associated with the sale of Kewaunee, a charge for RGGI compliance costs deemed recovered through base rates and a charge in connection with a comprehensive settlement agreement for Virginia fuel expenses. In addition, there was an increase in net investment earnings on nuclear decommissioning trust funds, a gain on the sale of Dominion Energy's remaining non-controlling interest in Cove Point, increased unrealized gains on economic hedging activities and a net decrease in dismantling costs associated with the early retirement of certain electric generation facilities at Virginia Power. These increases were partially offset by a charge to reflect the recognition of deferred taxes on the outside basis of stock associated with East Ohio, PSNC, Questar Gas and Wexpro meeting the classification as held for sale, an impairment associated with the East Ohio and Questar Gas Transactions, a decrease in sales to electric utility customers attributable to weather and a decrease from the impact of 2023 Virginia legislation.

2022 VS. 2021

Net income attributable to Dominion Energy decreased 61%, primarily due to a charge associated with the impairment of certain nonregulated solar generation facilities, a loss associated with the sale of Kewaunee, a decrease in net investment earnings on nuclear decommissioning trust funds, a net decrease associated with the impacts of Virginia Power's 2021 Triennial Review, a charge for RGGI compliance costs deemed recovered through base rates, a charge in connection with a comprehensive settlement agreement for Virginia fuel expenses and dismantling costs associated with the early retirement of certain electric generation facilities at Virginia Power. These decreases were partially offset by the absence of charges associated with the settlement of the South Carolina electric base rate case and increased unrealized gains on economic hedging activities.

Analysis of Consolidated Operations

Presented below are selected amounts related to Dominion Energy's results of operations:

Year Ended December 31,	2023	$ Change	2022	$ Change	2021
(millions)					
Operating revenue	$14,393	$ 455	$13,938	$ 2,519	$11,419
Electric fuel and other energy-related purchases	3,935	224	3,711	1,343	2,368
Purchased electric capacity	55	(4)	59	(11)	70
Purchased gas	285	(141)	426	34	392
Other operations and maintenance	3,160	(205)	3,365	188	3,177
Depreciation and amortization	2,580	138	2,442	325	2,117
Other taxes	684	9	675	(15)	690
Impairment of assets and other charges	307	(1,094)	1,401	1,207	194
Losses (gains) on sales of assets	(27)	(453)	426	11	415
Other income (expense)	992	883	109	(1,030)	1,139
Interest and related charges	1,674	672	1,002	(253)	1,255
Income tax expense (benefit)	575	462	113	294	(181)
Net income (loss) from discontinued operations including noncontrolling interests	(163)	(1,057)	894	(464)	1,358
Noncontrolling interests	—	—	—	(20)	20

An analysis of Dominion Energy's results of operations follows:

2023 VS. 2022

Operating revenue increased 3%, primarily reflecting:
- A $794 million net increase associated with market prices affecting Millstone, including economic hedging impacts of net realized and unrealized gains on freestanding derivatives ($1.1 billion);
- A $298 million increase to recover the costs and an authorized return, as applicable, associated with Virginia Power non-fuel riders;
- A $125 million net increase in fuel-related revenue as a result of an increase in commodity costs associated with sales to electric utility retail customers ($223 million) and a decrease in commodity costs associated with sales to gas utility customers ($98 million);
- A $102 million increase in sales to electric utility retail customers associated with economic and other usage factors;
- A $66 million increase in sales to electric utility retail customers associated with growth; and
- The absence of a $20 million decrease associated with storm damage primarily from winter storms in Virginia.

These increases were partially offset by:
- A $212 million decrease in sales to electric utility retail customers, primarily due to a decrease in heating degree days during the heating season ($148 million) and a decrease in cooling degree days during the cooling season ($64 million);
- A $206 million decrease from the combination of certain riders into base rates at Virginia Power as a result of 2023 Virginia legislation;

- A $170 million decrease from planned outages ($94 million) and unplanned outages ($76 million) at Millstone;
- A $135 million net decrease from electric utility customers who elect to pay market based or other negotiated rates, including settlements of economic hedges at Virginia Power;
- A $109 million decrease from the sale of Hope; and
- A $27 million decrease in PJM off-system sales at Virginia Power.

Electric fuel and other energy-related purchases increased 6%, primarily due to higher commodity costs for electric utilities ($223 million) and an increase in the use of purchased renewable energy credits at Virginia Power ($55 million), partially offset by a decrease in PJM off-system sales at Virginia Power ($27 million); all of which are offset in operating revenue and do not impact net income.

Purchased gas decreased 33%, primarily due to a decrease in commodity costs for gas utility operations ($98 million), which are offset in operating revenue and do not impact net income, and a decrease from the sale of Hope ($43 million).

Other operations and maintenance decreased 6%, primarily reflecting:
- A $187 million decrease in certain Virginia Power expenditures which are primarily recovered through state- and FERC-regulated rates and do not impact net income;
- A $100 million decrease in storm damage and restoration costs in Virginia Power's service territory;
- A $25 million decrease from the sale of Hope; and
- A $22 million decrease from materials and supplies expense.

These decreases were partially offset by:
- A $76 million increase in outage costs at Millstone ($66 million) and Virginia Power ($10 million);
- A $32 million increase from the combination of certain riders into base rates at Virginia Power as a result of 2023 Virginia legislation; and
- A $30 million increase in outside services.

Depreciation and amortization increased 6%, primarily due to various projects being placed into service ($159 million), partially offset by decrease due to the impairment of certain nonregulated solar generation facilities in 2022 ($19 million).

Impairment of assets and other charges decreased 78%, primarily reflecting:
- The absence of a charge associated with the impairment of certain nonregulated solar generation facilities ($829 million);
- The absence of a charge in connection with a comprehensive settlement agreement for Virginia fuel expenses ($191 million);
- A net decrease in dismantling costs and other activities associated with certain retired electric generation facilities at Virginia Power ($182 million);
- The absence of a charge for RGGI compliance costs deemed recovered through base rates at Virginia Power ($180 million); and
- The absence of a charge for the write-off of inventory ($40 million).

These decreases were partially offset by:
- The impairment of a corporate office building ($93 million);
- A charge related to the revision of AROs for Millstone Unit 1 ($83 million);
- A charge for an easement related to the CVOW Commercial Project for which Virginia Power will not seek recovery ($65 million);
- A charge for the write-off of certain previously deferred amounts related to the cessation of certain riders effective July 2023 ($36 million); and
- A charge associated with the abandonment of certain regulated solar generation and other facilities at Virginia Power ($25 million).

Gains on sales of assets increased $453 million, primarily due to the absence of a loss associated with the sale of Kewaunee ($649 million), partially offset by the absence of a gain on the contribution of certain privatization operations to Dominion Privatization ($155 million).

Other income increased $883 million, primarily due to net investment gains in 2023 compared to net investment losses in 2022 on nuclear decommissioning trust funds ($968 million), partially offset by Dominion Energy's share of an impairment of certain property, plant and equipment at Align RNG ($35 million).

Interest and related charges increased 67%, primarily due to increased commercial paper and long-term debt borrowings ($198 million), higher interest rates on commercial paper and long-term debt ($178 million), lower unrealized gains in 2023 compared to 2022 associated with freestanding derivatives ($173 million), higher interest rates on variable rate debt and cash flow interest rate swaps ($124 million), lower premiums received on interest rate derivatives ($60 million), and the absence of benefits associated with the early redemption of certain securities in the third and fourth quarters of 2022 ($35 million), partially offset by increased interest costs subject to recovery through riders ($38 million).

Income tax expense increased $462 million, primarily due to higher pre-tax income ($521 million) and an increase in consolidated state deferred income taxes associated with the East Ohio, PSNC and Questar Gas Transactions and the sale of Dominion Energy's 50% noncontrolling interest in Cove Point ($29 million), partially offset by the absence of tax expense on the sale of Hope's stock ($90 million) and decreased consolidated state deferred income taxes on pre-tax gains from nuclear decommissioning trusts and economic hedges ($12 million).

Net income from discontinued operations including noncontrolling interests decreased $1.1 billion, primarily due to charges reflecting the recognition of deferred taxes on the outside basis of stock associated with East Ohio, PSNC, Questar Gas and Wexpro meeting the classification as held for sale that will reverse when the sale is completed ($825 million), an impairment associated with the East Ohio and Questar Gas Transactions ($323 million), lower unrealized gains in 2023 compared to 2022 on interest rate derivatives for economic hedging of debt secured by Dominion Energy's interest in Cove Point ($169 million), a decrease in equity method earnings from the sale of Dominion Energy's noncontrolling interest in Cove Point ($44 million), a charge associated with the impairment of Birdseye ($34 million),

an increase in interest expense primarily associated with debt issuances in 2022 ($31 million), the absence of a gain associated with the Q-Pipe Group for the finalization of the working capital adjustment in the first quarter of 2022 ($20 million) and an impairment charge of certain nonregulated solar assets ($11 million), partially offset by the gain on the sale of Dominion Energy's remaining noncontrolling interest in Cove Point ($348 million), a net decrease in charges associated with the impairment of the Madison solar project ($57 million) and an increase following the approved base rate case for Questar Gas ($42 million).

2022 VS. 2021

Operating revenue increased 22%, primarily reflecting:
- A $1.3 billion increase in fuel-related revenue as a result of an increase in commodity costs associated with sales to electric utility retail customers ($1.2 billion) and gas utility customers ($99 million);
- A $505 million increase to recover the costs and an authorized return, as applicable, associated with Virginia Power non-fuel riders;
- The absence of a $356 million decrease for refunds provided to retail electric customers in Virginia associated with the settlement of the 2021 Triennial Review;
- A $290 million net increase associated with market prices affecting Millstone, including economic hedging impacts of net realized and unrealized losses on freestanding derivatives ($6 million);
- The absence of a $151 million decrease from an unbilled revenue reduction at Virginia Power;
- A $57 million increase in sales to electric utility retail customers from an increase in heating degree days during the heating season ($52 million) and a net increase in cooling degree days during the cooling season ($5 million);
- A $54 million increase in sales to utility retail customers associated with growth at electric ($46 million) and gas ($8 million) utilities;
- A $38 million net increase from electric utility customers who elect to pay market-based or other negotiated rates, including settlements of economic hedges at Virginia Power;
- A $30 million increase in sales to electric utility retail customers associated with economic and other usage factors;
- A $24 million increase in sales to customers from non-jurisdictional solar generation facilities at Virginia Power; and
- A $20 million increase in non-fuel base rates associated with the settlement in 2021 of the South Carolina electric base rate case.

These increases were partially offset by:
- A $155 million decrease from the sale of non-wholly-owned nonregulated solar facilities;
- An $80 million decrease as a result of the contribution of certain nonregulated gas retail energy contracts to Wrangler;
- A $55 million decrease reflecting a reduction in base rates associated with the settlement of the 2021 Triennial Review;
- A $49 million decrease from the sale of Hope;
- A $26 million decrease from a planned outage at Millstone; and

- A $20 million decrease associated with storm damage primarily from winter storms in Virginia.

Electric fuel and other energy-related purchases increased 57%, primarily due to higher commodity costs for electric utilities ($1.2 billion) and an increase in the use of purchased renewable energy credits at Virginia Power ($58 million), which are offset in operating revenue and do not impact net income.

Other operations and maintenance increased 6%, primarily reflecting:

- An $84 million increase in certain Virginia Power expenditures which are primarily recovered through state- and FERC-regulated rates and do not impact net income;
- A $51 million increase in storm damage and restoration costs primarily from winter storms in Virginia Power's service territory;
- A $42 million increase in outage costs at Millstone ($26 million) and Virginia Power ($16 million);
- A $36 million increase in materials and supplies expense primarily as a result of higher prices;
- A $33 million increase in bad debt expense; and
- An $18 million increase in outside services.

These increases were partially offset by:

- The absence of a $44 million charge related to a revision in estimated recovery of spent nuclear fuel costs associated with the decommissioning of Kewaunee; and
- A $31 million decrease in merger and integration-related costs associated with the SCANA Combination.

Depreciation and amortization increased 15%, primarily due to various projects being placed into service ($183 million), an increase for amortization of a regulatory asset established in the settlement of the 2021 Triennial Review ($183 million), and an increase in RGGI-related amortization ($128 million), which except for the suspended period of Rider RGGI is offset in operating revenue and does not impact net income, partially offset by depreciation rates revised in the first quarter of 2022 at Virginia Power ($82 million) and a decrease from the sale of non-wholly-owned nonregulated solar facilities ($45 million).

Impairment of assets and other charges increased $1.2 billion, primarily reflecting:

- A charge associated with the impairment of certain nonregulated solar generation facilities ($829 million);
- The absence of a benefit from the establishment of a regulatory asset associated with the early retirement of certain coal- and oil-fired generating units associated with the settlement of the 2021 Triennial Review ($549 million);
- A charge in connection with a comprehensive settlement agreement for Virginia fuel expenses ($191 million);
- A charge for RGGI compliance costs deemed recovered through base rates at Virginia Power ($180 million);
- Dismantling costs associated with the early retirement of certain electric generation facilities at Virginia Power ($167 million); and
- A charge for the write-off of inventory ($40 million).

These increases were partially offset by:

- The absence of charges associated with the settlement of the South Carolina electric base rate case ($249 million);

- The absence of charges for CCRO benefits provided to retail electric customers in Virginia associated with Virginia Power's 2021 Triennial Review ($188 million);
- A decrease in charges associated with litigation acquired in the SCANA Combination ($97 million);
- The absence of a charge for the forgiveness of Virginia retail electric customer accounts in arrears pursuant to Virginia's 2021 budget process ($77 million);
- The absence of a charge for corporate office lease termination ($62 million); and
- The absence of a write-off of nonregulated retail software development assets ($20 million).

Losses on sales of assets increased 3%, primarily due to a loss associated with the sale of Kewaunee ($649 million) and the absence of gains on the sale of nonregulated retail energy marketing assets ($87 million), partially offset by the absence of a net loss on the sales of non-wholly-owned nonregulated solar facilities ($513 million), a gain on the contribution of certain privatization operations to Dominion Privatization ($155 million), a gain on the transfer of certain non-utility and utility property in South Carolina ($20 million) and a gain on the sale of certain utility property in South Carolina ($20 million).

Other income decreased 90%, primarily due to net investment losses in 2022 compared to net investment gains in 2021 on nuclear decommissioning trust funds ($1.1 billion), partially offset by an increase in non-service components of pension and other postretirement employee benefit plan credits ($100 million) and the absence of charges associated with the settlement of the South Carolina electric base rate case ($18 million).

Interest and related charges decreased 20%, primarily due to higher unrealized gains associated with freestanding derivatives ($270 million), higher premiums received on interest rate derivatives ($60 million), a decrease due to junior subordinated note repayments in 2021 ($52 million), benefits associated with the early redemption of certain securities in the third and fourth quarters of 2022 ($35 million) and the absence of charges associated with the early redemption of certain securities in the third quarter of 2021 ($23 million), partially offset by an increase from net debt issuances ($90 million), higher interest rates on commercial paper borrowings ($51 million), higher interest rates on variable rate debt and cash flow interest rate swaps ($41 million) and the absence of a benefit associated with the effective settlement of uncertain tax positions ($21 million).

Income tax expense increased $294 million, primarily due to the absence of investment tax credits recognized in connection with the sale of SBL Holdco and the 50% controlling interest in Four Brothers and Three Cedars ($392 million), tax expense on the sale of Hope's stock ($90 million), the absence of benefits from the effective settlement of uncertain tax positions ($38 million), and a state legislative change ($21 million), partially offset by lower pre-tax income including lower state income tax benefits on pre-tax losses from nuclear decommissioning trusts and economic hedges ($236 million).

Net income from discontinued operations including non-controlling interests decreased 34%, primarily due to the completion of the sale of the Q-Pipe Group in December 2021 ($638 million), a charge associated with the impairment of the Madison solar project ($76 million) and higher interest rates on variable rate debt secured by Dominion Energy's interest 50% non-controlling interest in Cove Point ($54 million), partially offset by unrealized gains in 2022 compared to unrealized losses in 2021 on interest rate derivatives for economic hedging of debt secured by Dominion Energy's 50% noncontrolling interest in Cove Point ($188 million), an increase from gas utility capital cost riders ($25 million) and cost saving incentive earned under the Wexpro Agreements ($21 million).

Noncontrolling interests decreased $20 million, primarily due to the absence of operations in connection with the sale of certain nonregulated solar generating projects held in partnerships.

Virginia Power

Presented below is a summary of Virginia Power's consolidated results:

Year Ended December 31,	2023	$ Change	2022	$ Change	2021
(millions)					
Net income	$1,452	$340	$1,112	$(550)	$1,662

Overview

2023 VS. 2022

Net income increased 31%, primarily due to the absences of a charge for RGGI compliance costs deemed recovered through base rates and a charge in connection with a comprehensive settlement agreement for Virginia fuel expenses as well as an increase in net investment earnings on nuclear decommissioning trust funds, a decrease in storm damage and service restoration costs and a net decrease in dismantling costs associated with the early retirement of certain electric generation facilities, partially offset by a decrease in sales to electric utility customers attributable to weather and the impact of 2023 Virginia legislation.

2022 VS. 2021

Net income decreased 33%, primarily due to a decrease in net investment earnings on nuclear decommissioning trust funds, a net decrease associated with the impacts of the 2021 Triennial Review, a charge for RGGI compliance costs deemed recovered through base rates, a charge in connection with a comprehensive settlement agreement for Virginia fuel expenses and dismantling costs associated with the early retirement of certain electric generation facilities.

Analysis of Consolidated Operations

Presented below are selected amounts related to Virginia Power's results of operations:

Year Ended December 31,	2023	$ Change	2022	$ Change	2021
(millions)					
Operating revenue	$9,573	$ (81)	$9,654	$2,184	$7,470
Electric fuel and other energy-related purchases	2,918	5	2,913	1,178	1,735
Purchased electric capacity	46	—	46	22	24
Other operations and maintenance	1,851	(200)	2,051	258	1,793
Depreciation and amortization	1,871	135	1,736	372	1,364
Other taxes	298	(5)	303	(23)	326
Impairment of assets and other charges (benefits)	115	(442)	557	826	(269)
Other income (expense)	131	131	—	(146)	146
Interest and related charges	764	122	642	108	534
Income tax expense	389	95	294	(153)	447

An analysis of Virginia Power's results of operations follows:

2023 VS. 2022

Operating revenue decreased 1%, primarily reflecting:
- A $206 million decrease from the combination of certain riders into base rates as a result of 2023 Virginia legislation;
- A $167 million decrease in sales to electric utility retail customers from a decrease in heating degree days during the heating season ($118 million) and a decrease in cooling degree days during the cooling season ($49 million);
- An $86 million net decrease from electric utility customers who elect to pay market based or other negotiated rates, including settlements of economic hedges;
- A $27 million decrease in PJM off-system sales; and
- A $19 million decrease from the absence of privatization operations.

These decreases were partially offset by:
- A $298 million increase to recover the costs and an authorized return, as applicable, associated with non-fuel riders;
- A $126 million increase in sales to electric utility retail customers associated with economic and other usage factors; and
- A $37 million increase in sales to electric utility retail customers associated with growth.

Electric fuel and other energy-related purchases increased $5 million, primarily due to an increase in the use of purchased renewable energy credits ($55 million), partially offset by a decrease in PJM off-system sales ($27 million); both of which are offset in operating revenue and do not impact net income and a decrease in purchased power costs ($13 million).

Other operations and maintenance decreased 10%, primarily reflecting:
- A $187 million decrease in certain expenses which are primarily recovered through state- and FERC-regulated rates and do not impact net income; and
- A $100 million decrease in storm damage and restoration costs.

These decreases were partially offset by:
- A $56 million increase in salaries, wages and benefits and administrative costs;
- A $32 million increase from the combination of certain riders into base rates as a result of 2023 Virginia legislation;
- A $27 million increase in outside services; and
- A $15 million increase in bad debt expense.

Impairment of assets and other charges (benefits) decreased 79%, primarily reflecting:
- The absence of a charge in connection with a comprehensive settlement agreement for Virginia fuel expenses ($191 million);
- A net decrease in dismantling costs and other activities associated with certain retired electric generation facilities ($182 million);
- The absence of a charge for RGGI compliance costs deemed recovered through base rates ($180 million); and
- A net decrease in charges for the write-off of inventory ($14 million).

These decreases were partially offset by:
- A charge for an easement related to the CVOW Commercial Project for which Virginia Power will not seek recovery ($65 million);
- A charge for the write-off of certain previously deferred amounts related to the cessation of certain riders effective July 2023 ($36 million); and
- A charge associated with the abandonment of certain regulated solar generation and other facilities ($25 million).

Other income increased $131 million, primarily due to net investment gains in 2023 compared to net investment losses in 2022 on nuclear decommissioning trust funds.

Interest and related charges increased 19%, primarily due to an increase in the average outstanding balance of commercial paper and intercompany borrowings with Dominion Energy, and increased long-term debt ($124 million) and higher interest rates on commercial paper, long-term debt and intercompany borrowings with Dominion Energy ($39 million), partially offset by increased interest costs subject to recovery through riders ($38 million).

Income tax expense increased 32%, primarily due to higher pre-tax income ($117 million) and lower investment tax credits ($17 million), partially offset by the absence of the recognition of a deferred intercompany gain related to the transfer and subsequent contribution of existing privatization operations in Virginia to Dominion Privatization ($34 million).

2022 VS. 2021

Operating revenue increased 29%, primarily reflecting:
- A $1.1 billion increase in fuel-related revenue as a result of a net increase in commodity costs associated with sales to electric utility retail customers;

- A $505 million increase to recover the costs and an authorized return, as applicable, associated with non-fuel riders;
- The absence of a $356 million decrease for refunds provided to retail electric customers in Virginia associated with the settlement of the 2021 Triennial Review;
- The absence of a $151 million decrease from an unbilled revenue reduction;
- A $29 million net increase in sales to retail customers from an increase in heating degree days during the heating season ($47 million), partially offset by a decrease in cooling degree days during the cooling season ($18 million);
- A $26 million increase in sales to electric utility retail customers associated with growth;
- A $24 million increase in sales to customers from non-jurisdictional solar generation facilities; and
- A $19 million net increase from electric utility customers who elect to pay market-based or other negotiated rates, including settlements of economic hedges.

These increases were partially offset by:
- A $55 million decrease reflecting a reduction in base rates associated with the settlement of the 2021 Triennial Review.

Electric fuel and other energy-related purchases increased 68%, primarily due to higher commodity costs for electric utilities ($1.1 billion) and an increase in the use of purchased renewable energy credits ($58 million), which are offset in operating revenue and do not impact net income.

Purchased electric capacity increased 92%, primarily due to an increase in expense related to the annual PJM capacity performance market effective June 2021.

Other operations and maintenance increased 14%, primarily reflecting:
- An $84 million increase in certain expenses which are primarily recovered through state- and FERC-regulated rates and do not impact net income;
- A $51 million increase in storm damage and service restoration costs primarily from winter storms;
- A $28 million increase in bad debt expense;
- A $26 million increase in materials and supplies expense primarily as a result of higher prices;
- A $19 million increase in outside services;
- A $17 million increase in nuclear insurance costs; and
- A $16 million increase in planned outage costs.

Depreciation and amortization increased 27%, primarily due to an increase for amortization of a regulatory asset established in the settlement of the 2021 Triennial Review ($183 million), an increase due to various projects being placed into service ($144 million) and an increase in RGGI-related amortization ($128 million), which except for the suspended period of Rider RGGI is offset in operating revenue and does not impact net income, partially offset by depreciation rates revised in the first quarter of 2022 ($82 million).

Impairment of assets and other charges (benefits) increased $826 million, primarily reflecting:

- The absence of a benefit from the establishment of a regulatory asset associated with the early retirement of certain coal- and oil-fired generating units associated with the settlement of the 2021 Triennial Review ($549 million);
- A charge in connection with a comprehensive settlement agreement for Virginia fuel expenses ($191 million);
- A charge for RGGI compliance costs deemed recovered through base rates ($180 million);
- Dismantling costs associated with the early retirement of certain electric generation facilities ($167 million); and
- A charge for the write-off of inventory ($19 million).

These increases were partially offset by:

- The absence of charges for CCRO benefits provided to retail electric customers in Virginia associated with Virginia Power's 2021 Triennial Review ($188 million); and
- The absence of a charge for the forgiveness of Virginia retail electric customer accounts in arrears pursuant to Virginia's 2021 budget process ($77 million).

Other income decreased $146 million, primarily due to net investment losses in 2022 compared to net investment gains in 2021 on nuclear decommissioning trust funds.

Interest and related charges increased 20%, primarily due to an increase from net debt issuances in 2022 and 2021 ($60 million), higher interest rates on commercial paper borrowings ($17 million) and an increase in principal and interest rates on intercompany borrowings with Dominion Energy ($14 million).

Income tax expense decreased 34%, primarily due to lower pre-tax income ($182 million) and higher investment tax credits ($11 million), partially offset by the recognition of a deferred intercompany gain related to the transfer and subsequent contribution of existing privatization operations in Virginia to Dominion Privatization ($34 million), and the absence of the benefit of a state legislative change ($16 million).

SEGMENT RESULTS OF OPERATIONS

Segment results include the impact of intersegment revenues and expenses, which may result in intersegment profit or loss. In September 2023, Dominion Energy revised its operating segments subsequent to entering agreements for the East Ohio, PSNC and Questar Gas Transactions as well as completing the sale of its noncontrolling interest in Cove Point. In addition, certain operations were reclassified in December 2023 to the Corporate and Other segment. See Notes 1 and 26 to the Consolidated Financial Statements for additional information. The historical information presented herein has been recast to reflect the current segment presentation.

Presented below is a summary of contributions by Dominion Energy's operating segments to net income (loss) attributable to Dominion Energy:

Year Ended December 31,	2023		2022		2021	
	Net income (loss) attributable to Dominion Energy	EPS[1]	Net income (loss) attributable to Dominion Energy	EPS[1]	Net income (loss) attributable to Dominion Energy	EPS[1]
(millions, except EPS)						
Dominion Energy Virginia	$1,684	$2.01	$1,905	$2.31	$1,863	$2.31
Dominion Energy South Carolina	377	0.45	505	0.61	437	0.54
Contracted Energy	99	0.12	188	0.23	226	0.28
Corporate and Other	(166)	(0.29)	(1,277)	(1.66)	873	0.99
Consolidated	$1,994	$2.29	$1,321	$1.49	$3,399	$4.12

(1) Consolidated results are presented on a diluted EPS basis. The dilutive impacts, primarily consisting of potential shares which had not yet been issued, are included within the results of the Corporate and Other segment. EPS contributions for Dominion Energy's operating segments are presented utilizing basic average shares outstanding for the period.

Dominion Energy Virginia

Presented below are operating statistics related to Dominion Energy Virginia's operations:

Year Ended December 31,	2023	% Change	2022	% Change	2021
Electricity delivered (million MWh)	89.9	—%	90.0	6%	85.2
Electricity supplied (million MWh):					
Utility	90.0	—	90.2	5	85.7
Non-Jurisdictional	1.6	7	1.5	50	1.0
Degree days (electric distribution and utility service area):					
Cooling	1,643	(7)	1,765	(1)	1,783
Heating	2,830	(20)	3,555	11	3,210
Average electric distribution customer accounts (thousands)	2,752	1	2,724	1	2,697

Presented below, on an after-tax basis, are the key factors impacting Dominion Energy Virginia's net income contribution:

2023 VS. 2022

	Increase (Decrease)	
	Amount	EPS
(millions, except EPS)		
Weather	$(126)	$(0.15)
Customer usage and other factors	123	0.15
Customer-elected rate impacts	(64)	(0.08)
Impact of 2023 Virginia legislation	(155)	(0.19)
Rider equity return	146	0.18
Storm damage and restoration costs	12	0.01
Depreciation and amortization	(27)	(0.03)
Renewable energy investment tax credits	(17)	(0.02)
Interest expense, net	(38)	(0.05)
Other	(75)	(0.09)
Share dilution	—	(0.03)
Change in net income contribution	$(221)	$(0.30)

2022 VS. 2021

(millions, except EPS)	Increase (Decrease) Amount	EPS
Weather	$ 21	$ 0.03
Customer usage and other factors	25	0.03
Customer-elected rate impacts	13	0.02
Base rate case impacts	(41)	(0.05)
Rider equity return	63	0.08
Storm damage and service restoration	(17)	(0.02)
Planned outage costs	(12)	(0.01)
Depreciation and amortization	19	0.02
Renewable energy investment tax credits	11	0.01
Salaries, wages and benefits & administrative costs	28	0.03
Interest expense, net	(14)	(0.02)
Other	(54)	(0.07)
Share dilution	—	(0.05)
Change in net income contribution	$ 42	$ —

Dominion Energy South Carolina

Presented below are selected operating statistics related to Dominion Energy South Carolina's operations:

Year Ended December 31,	2023	% Change	2022	% Change	2021
Electricity delivered (million MWh)	21.9	(5)%	23.0	3%	22.4
Electricity supplied (million MWh)	23.0	(5)	24.1	3	23.5
Degree days (electric and gas distribution service areas):					
Cooling	725	(5)	767	(11)	859
Heating	917	(29)	1,294	1	1,280
Average electric distribution customer accounts (thousands)	790	2	777	1	766
Gas distribution throughput (bcf):					
Sales	66	(3)	68	(6)	72
Average gas distribution customer accounts (thousands)	443	4	427	4	412

Presented below, on an after-tax basis, are the key factors impacting Dominion Energy South Carolina's net income contribution:

2023 VS. 2022

(millions, except EPS)	Increase (Decrease) Amount	EPS
Weather	$ (34)	$(0.04)
Customer usage and other factors	11	0.01
Customer-elected rate impacts	(37)	(0.04)
Base rate case & Natural Gas Rate Stabilization Act impacts	5	0.01
Capital cost rider	(8)	(0.01)
Gains on sales of property	(32)	(0.04)
Depreciation and amortization	(18)	(0.02)
Interest expense, net	(25)	(0.03)
Other	10	—
Share dilution	—	—
Change in net income contribution	$(128)	$(0.16)

2022 VS. 2021

(millions, except EPS)	Increase (Decrease) Amount	EPS
Weather	$ 21	$ 0.03
Customer usage and other factors	38	0.05
Customer-elected rate impacts	14	0.02
Base rate case & Natural Gas Rate Stabilization Act impacts	22	0.03
Capital cost rider	(8)	(0.01)
Gains on sales of property	17	0.02
Depreciation and amortization	(15)	(0.02)
Interest expense, net	(16)	(0.02)
Other	(5)	(0.02)
Share dilution	—	(0.01)
Change in net income contribution	$ 68	$ 0.07

Contracted Energy

Presented below are selected operating statistics related to Contracted Energy's operations:

Year Ended December 31,	2023	% Change	2022	% Change	2021
Electricity supplied (million MWh)	14.8	(17)%	17.8	(14)%	20.8

Presented below, on an after-tax basis, are the key factors impacting Contracted Energy's net income contribution:

2023 VS. 2022

(millions, except EPS)	Increase (Decrease) Amount	EPS
Margin	$ 83	$ 0.10
Planned Millstone outages[1][2]	(111)	(0.13)
Unplanned Millstone outages[1]	(52)	(0.06)
Depreciation and amortization	14	0.02
Other	(23)	(0.04)
Share dilution	—	—
Change in net income contribution	$ (89)	$(0.11)

(1) Includes earnings impact from outage costs and lower energy margins.
(2) Includes the effect of two planned refueling outages during 2023 as compared to one planned outage in 2022.

2022 VS. 2021

(millions, except EPS)	Increase (Decrease) Amount	EPS
Margin	$ 14	$ 0.02
Sale of non-wholly-owned nonregulated solar facilities	(30)	(0.04)
Planned Millstone outage[1]	(44)	(0.05)
Renewable energy investment tax credits	(7)	(0.01)
Other	29	0.03
Share dilution	—	—
Change in net income contribution	$(38)	$(0.05)

(1) Includes earnings impact from outage costs and lower energy margins.

Corporate and Other

Presented below are the Corporate and Other segment's after-tax results:

Year Ended December 31,	2023	2022	2021
(millions, except EPS)			
Specific items attributable to operating segments	$ 405	$(2,386)	$ (316)
Specific items attributable to Corporate and Other segment	(154)	1,073	1,307
Net income (expense) from specific items	251	(1,313)	991
Corporate and other operations:			
Interest expense, net	(564)	(332)	(414)
Equity method investments[(1)]	6	138	87
Pension and other postretirement benefit plans	264	256	212
Corporate service company costs	(126)	(127)	(135)
Other	3	101	132
Net income (expense) from corporate and other operations	(417)	36	(118)
Total net income (expense)	(166)	(1,277)	873
EPS impact	$(0.29)	$ (1.66)	$ 0.99

(1) Includes gains associated with certain transactions of $115 million and $55 million recorded in 2022 and 2021, respectively. See Note 9 to the Consolidated Financial Statements for additional information.

Corporate and Other includes specific items attributable to Dominion Energy's primary operating segments that are not included in profit measures evaluated by executive management in assessing the segments' performance or in allocating resources. See Note 26 to the Consolidated Financial Statements for discussion of these items in more detail. Corporate and Other also includes specific items attributable to the Corporate and Other segment. In 2023, this primarily included an $825 million charge to reflect the recognition of deferred taxes on the outside basis of stock associated with East Ohio, PSNC, Questar Gas and Wexpro meeting the classification as held for sale that will reverse when the sales are completed, $662 million net income from discontinued operations, primarily associated with operations included in the East Ohio, PSNC and Questar Gas Transactions and Dominion Energy's noncontrolling interest in Cove Point, including the gain on sale, as well as an impairment charge associated with the East Ohio and Questar Gas Transactions, a $127 million after-tax benefit for derivative mark-to-market changes and a $69 million after-tax charge associated with the impairment of a corporate office building. In 2022, this primarily included $894 million net income from discontinued operations, primarily associated with operations included in the East Ohio, PSNC and Questar Gas Transactions and Dominion Energy's noncontrolling interest in Cove Point, a $254 million after-tax benefit for derivative mark-to-market changes and a $78 million loss associated with the sale of Hope. In 2021, this primarily included $1.4 billion net income from discontinued operations, primarily associated with the Q-Pipe Group, operations included in the East Ohio, PSNC and Questar Gas Transactions and Dominion Energy's noncontrolling interest in Cove Point, a $64 million after-tax benefit for derivative mark-to-market changes, $62 million of after-tax charges for workplace realignment, primarily related to a corporate office lease termination and $32 million of after-tax charges for merger and integration-related costs associated with the SCANA Combination.

OUTLOOK

Dominion Energy's 2024 net income is expected to increase on a per share basis as compared to 2023 primarily from the following:
- The absence of charges associated with the East Ohio, PSNC and Questar Gas Transactions;
- A return to normal weather in its electric service territories;
- The absence of amortization of a regulatory asset established in connection with the settlement of the 2021 Triennial Review;
- A reduction in planned and unplanned outages at Millstone;
- A reduction in interest expense from the utilization of sales proceeds to reduce debt;
- A reduction in interest expense following the securitization of certain Virginia Power deferred fuel costs; and
- Construction and operation of growth projects primarily in electric utility operations.

These increases are expected to be partially offset by the following:
- The absence of operations associated with the expected closings of the East Ohio, PSNC and Questar Gas Transactions;
- The absence of operations associated with the sale of Dominion Energy's remaining noncontrolling interest in Cove Point and gain on sale; and
- The combination of certain riders into base rates at Virginia Power for the entire year.

LIQUIDITY AND CAPITAL RESOURCES

Dominion Energy depends on both cash generated from operations and external sources of liquidity to provide working capital and as a bridge to long-term financings. Dominion Energy's material cash requirements include capital and investment expenditures, repaying short-term and long-term debt obligations and paying dividends on its common and preferred stock.

Analysis of Cash Flows

Presented below are selected amounts related to Dominion Energy's cash flows:

Year Ended December 31,	2023	2022	2021
(millions)			
Cash, restricted cash and equivalents at beginning of year	$ 341	$ 408	$ 247
Cash flows provided by (used in):			
Operating activities[(1)]	6,572	3,700	4,037
Investing activities	(7,207)	(6,746)	(6,247)
Financing activities	595	2,979	2,371
Net increase (decrease) in cash, restricted cash and equivalents	(40)	(67)	161
Cash, restricted cash and equivalents at end of year	$ 301	$ 341	$ 408

(1) Includes cash outflows of $78 million, $63 million and $53 million for energy efficiency programs in Virginia and $27 million, $26 million and $21 million for DSM programs in South Carolina for the years ended December 31, 2023, 2022 and 2021, respectively.

OPERATING CASH FLOWS

Net cash provided by Dominion Energy's operating activities increased $2.9 billion, inclusive of a $366 million decrease from discontinued operations. Net cash provided by continuing operations increased $3.2 billion primarily due to higher deferred fuel and purchased gas cost recoveries ($2.7 billion), a decrease in refund payments to Virginia electric customers associated with the settlement of the 2021 Triennial Review ($293 million), lower margin deposits ($258 million), an increase from changes in working capital ($311 million) and a $173 million increase primarily due to lower income tax payments, partially offset by an increase in interest payments driven by higher interest rates and borrowings ($530 million).

INVESTING CASH FLOWS

Net cash used in Dominion Energy's investing activities increased $461 million, primarily due to an increase in plant construction and other property additions ($2.6 billion), absence of net proceeds from the sale of Hope ($727 million), a decrease in proceeds from the sale of assets and equity method investments ($205 million), higher cost of removal less salvage ($161 million), the absence of withdrawals from Kewaunee's nuclear decommissioning trust ($80 million) and increased contributions to equity method affiliates ($61 million), substantially offset by net proceeds from the sale of the remaining noncontrolling interest in Cove Point ($3.3 billion) and lower acquisitions of solar development projects ($143 million).

FINANCING CASH FLOWS

Net cash provided by Dominion Energy's financing activities decreased $2.4 billion primarily due to a $5.9 billion decrease due to net repayments of long-term debt in 2023 versus net issuances in 2022, a decrease in common stock issuance ($1.8 billion) including the absence of the settlement of the stock purchase contract component of the 2019 Equity Units in 2022 ($1.6 billion), lower net issuances of short-term debt ($576 million) and net repayment of credit facility borrowings ($450 million), partially offset by net borrowings on 364-day term loan facilities ($4.8 billion) and the absence of the redemption of Series A Preferred Stock in 2022 ($1.6 billion).

Credit Facilities and Short-Term Debt

Dominion Energy generally uses proceeds from short-term borrowings, including commercial paper, to satisfy short-term cash requirements not met through cash from operations. The levels of borrowing may vary significantly during the course of the year, depending on the timing and amount of cash requirements not satisfied by cash from operations. A description of Dominion Energy's primary available sources of short-term liquidity follows.

JOINT REVOLVING CREDIT FACILITY

Dominion Energy maintains a $6.0 billion joint revolving credit facility which provides for a discount in the pricing of certain annual fees and amounts borrowed by Dominion Energy under the facility if Dominion Energy achieves certain annual renewable electric generation and diversity and inclusion objectives.

Dominion Energy's commercial paper and letters of credit outstanding, as well as capacity available under its credit facility were as follows:

	Facility Limit	Outstanding Commercial Paper[1]	Outstanding Letters of Credit	Facility Capacity Available
(millions)				
At December 31, 2023				
Joint revolving credit facility[2]	$6,000	$3,547	$16	$2,437

(1) The weighted-average interest rate of the outstanding commercial paper supported by Dominion Energy's credit facility was 5.69% at December 31, 2023.
(2) This credit facility matures in June 2026, with the potential to be extended by the borrowers to June 2028, and can be used by the borrowers under the credit facility to support bank borrowings and the issuance of commercial paper, as well as to support up to a combined $2.0 billion of letters of credit.

DOMINION ENERGY RELIABILITY INVESTMENT[SM] PROGRAM

Dominion Energy has an effective registration statement with the SEC for the sale of up to $3.0 billion of variable denomination floating rate demand notes, called Dominion Energy Reliability Investment[SM]. The registration statement limits the principal amount that may be outstanding at any one time to $1.0 billion. The notes are offered on a continuous basis and bear interest at a floating rate per annum determined by the Dominion Energy Reliability Investment Committee, or its designee, on a weekly basis. The notes have no stated maturity date, are non-transferable and may be redeemed in whole or in part by Dominion Energy or at the investor's option at any time. At December 31, 2023, Dominion Energy's Consolidated Balance Sheets include $409 million presented within short-term debt, with a weighted-average interest rate of 5.50%. The proceeds are used for general corporate purposes and to repay debt.

OTHER FACILITIES

In addition to the primary sources of short-term liquidity discussed above, from time to time Dominion Energy enters into separate supplementary credit facilities or term loans as discussed in Note 17 to the Consolidated Financial Statements.

In January 2023, Dominion Energy entered into a $2.5 billion 364-day term loan facility which bears interest at a variable rate and was scheduled to mature in January 2024 with the proceeds to be used to repay existing long-term debt and short-term debt upon maturity and for other general corporate purposes. Concurrently, Dominion Energy borrowed an initial $1.0 billion with the proceeds used to repay long-term debt. In February and March 2023, Dominion Energy borrowed $500 million and $1.0 billion, respectively, with the proceeds used for general corporate purposes and to repay long-term debt. At December 31, 2023, Dominion Energy's Consolidated Balance Sheet includes $2.5 billion with respect to such facility presented within securities due within one year. In January 2024, the facility was amended and will mature in July 2024. The amended agreement contains certain mandatory early repayment provisions, including that any after-tax proceeds in connection with the East Ohio, Questar Gas and PSNC Transactions be applied to any outstanding borrowings under the facility. The maximum allowed total debt to total capital ratio under the facility is consistent with such allowed ratio under Dominion Energy's joint revolving credit facility.

In July 2023, Dominion Energy entered into two $600 million 364-day term loan facilities which bore interest at a variable rate and were scheduled to mature in July 2024 with the proceeds to be used to repay existing long-term debt and/or short-term debt upon maturity and for other general corporate purposes. Subsequently in July 2023, Dominion Energy borrowed an initial $750 million in the aggregate under these facilities with the proceeds used to repay short-term debt and for general corporate purposes. Dominion Energy was permitted to make up to three additional borrowings under each agreement through November 2023, at which point any unused capacity would cease to be available to Dominion Energy. The agreements contained certain mandatory early repayment provisions, including that any after-tax proceeds in connection with a sale of Dominion Energy's noncontrolling interest in Cove Point, following the repayment of DECP Holding's term loan secured by its noncontrolling interest in Cove Point, be applied to any outstanding borrowings under the facilities. In September 2023, Dominion Energy repaid the $750 million borrowing with after-tax proceeds from the sale of Dominion Energy's noncontrolling interest in Cove Point, as discussed in Note 9. Subsequently in September 2023, Dominion Energy borrowed $225 million in the aggregate under these facilities with the proceeds used to repay short-term debt and for general corporate purposes. In October 2023, Dominion Energy

repaid the $225 million borrowing and terminated the facilities along with any remaining unused commitments.

In October 2023, Dominion Energy entered into a $2.25 billion 364-day term loan facility which bears interest at a variable rate and will mature in October 2024 with the proceeds to be used for general corporate purposes. Concurrently, Dominion Energy borrowed an initial $1.0 billion with the proceeds used for general corporate purposes, including to repay short-term and long-term debt. In November and December 2023, Dominion Energy borrowed $500 million and $750 million, respectively, with the proceeds used for general corporate purposes. Dominion Energy also has the ability through August 2024 to request an increase in the amount of this facility by up to an additional $500 million. The agreement contains certain mandatory early repayment provisions, including that any after-tax proceeds in connection with the East Ohio, PSNC and Questar Gas Transactions, following the repayment of the 364-day term loan facility entered into in January 2023, be applied to any outstanding borrowings under this facility. At December 31, 2023, Dominion Energy's Consolidated Balance Sheet includes $2.25 billion with respect to such facility presented within securities due within one year. The maximum allowed total debt to total capital ratio under this facility is consistent with such allowed ratio under Dominion Energy's joint revolving credit facility.

Long-Term Debt

Sustainability Revolving Credit Facility

Dominion Energy maintains a $900 million Sustainability Revolving Credit Facility which matures in June 2024 and bears interest at a variable rate. The facility offers a reduced interest rate margin with respect to borrowed amounts allocated to certain environmental sustainability or social investment initiatives. In March 2023, Dominion Energy borrowed $450 million with the proceeds used for general corporate purposes. In April 2023, Dominion Energy repaid $450 million borrowed for general corporate purposes. In September 2023, Dominion Energy borrowed $450 million under this facility with the proceeds used for general corporate purposes. In October 2023, Dominion Energy repaid $450 million borrowed for general corporate purposes. At December 31, 2023, Dominion Energy had $450 million outstanding under this supplemental credit facility, borrowed to support environmental sustainability and social investment initiatives.

Issuances and Borrowings of Long-Term Debt

During 2023, Dominion Energy issued or borrowed the following long-term debt. Unless otherwise noted, the proceeds were used for the repayment of existing long-term indebtedness and for general corporate purposes.

Month	Type	Public/Private	Entity	Principal	Rate	Stated Maturity
March	Senior notes	Public	Virginia Power	$ 750	5.000%	2033
March	Senior notes	Public	Virginia Power	750	5.450%	2053
August	Senior notes	Public	Virginia Power	400	5.300%	2033
August	Senior notes	Public	Virginia Power	600	5.700%	2053
October	First mortgage bonds	Public	DESC	500	6.250%	2053
November	Senior notes	Private	PSNC	75	6.160%	2033
November	Senior notes	Private	PSNC	75	6.730%	2053
Total issuances and borrowings				$3,150		

In January 2024, Virginia Power issued $500 million of 5.00% senior notes and $500 million of 5.35% senior notes that mature in 2034 and 2054, respectively. The proceeds were used for general corporate purposes and/or to repay short-term debt. In February 2024, Virginia Power completed a securitization of $1.3 billion of deferred fuel costs for its Virginia service territory. See Note 18 to the Consolidated Financial Statements for additional information.

Dominion Energy currently meets the definition of a well-known seasoned issuer under SEC rules governing the registration, communications and offering processes under the Securities Act of 1933, as amended. The rules provide for a streamlined shelf registration process to provide registrants with timely access to capital. This allows Dominion Energy to use automatic shelf registration statements to register any offering of securities, other than those for exchange offers or business combination transactions.

Pending any impacts from the completion of the on-going comprehensive business review announced in November 2022, Dominion Energy anticipates, excluding potential opportunistic financings and deferred fuel securitization, issuing approximately $4 billion of long-term debt during 2024, inclusive of $1.0 billion issued at Virginia Power in January 2024. Dominion Energy expects to issue long-term debt to satisfy cash needs for capital expenditures and maturing long-term debt to the extent such amounts are not satisfied from cash available from operations following the payment of dividends, after-tax proceeds from the completion of the East Ohio, PSNC and Questar Gas Transactions remaining after the repayment of 364-day term loan facilities, after-tax proceeds from the completion of the proposed sale of a 50% noncontrolling interest in the CVOW Commercial Project and any borrowings made from unused capacity of Dominion Energy's credit facilities discussed above. The raising of external capital is subject to certain regulatory requirements, including registration with the SEC for certain issuances.

REPAYMENTS, REPURCHASES AND REDEMPTIONS OF LONG-TERM DEBT

Dominion Energy may from time to time reduce its outstanding debt and level of interest expense through redemption of debt securities prior to maturity or repurchases of debt securities in the open market, in privately negotiated transactions, through tender offers or otherwise.

The following long-term debt was repaid, repurchased or redeemed in 2023:

Month	Type	Entity	Principal[1]	Rate	Stated Maturity
			(millions)		
Debt scheduled to mature in 2023			$ 2,818	various	
Early repurchases & redemptions					
September	Term loan	DECP Holdings	2,247	variable	2024
Total repayments, repurchases and redemptions			$ 5,065		

(1) Total amount redeemed prior to maturity includes remaining outstanding principal plus accrued interest.

In February 2024, Eagle Solar redeemed the remaining principal outstanding of $279 million on its 4.82% secured senior notes which otherwise would have matured in 2042. See Note 18 to the Consolidated Financial Statements for additional information.

See Note 18 to the Consolidated Financial Statements for additional information regarding scheduled maturities and other cancellations of Dominion Energy's long-term debt, including related average interest rates.

REMARKETING OF LONG-TERM DEBT

In June 2023, Virginia Power remarketed three series of tax-exempt bonds, with an aggregate outstanding principal of $160 million to new investors. All three series of bonds will bear interest at a coupon of 3.65% until October 2027, after which they will bear interest at a market rate to be determined at that time.

In 2024, Dominion Energy expects to remarket approximately $270 million of its tax-exempt bonds.

Credit Ratings

Dominion Energy's credit ratings affect its liquidity, cost of borrowing under credit facilities and collateral posting requirements under commodity contracts, as well as the rates at which it is able to offer its debt securities. The credit ratings for Dominion Energy are affected by its financial profile, mix of regulated and nonregulated businesses and respective cash flows, changes in methodologies used by the rating agencies and event risk, if applicable, such as major acquisitions or dispositions.

Credit ratings and outlooks as of February 16, 2024 are as follows:

	Fitch	Moody's	Standard & Poor's
Dominion Energy			
Issuer	BBB+	Baa2	BBB+
Senior unsecured debt securities	BBB+	Baa2	BBB
Junior subordinated notes	BBB	Baa3	BBB
Enhanced junior subordinated notes	BBB-	Baa3	BBB-
Preferred stock	BBB-	Ba1	BBB-
Commercial paper	F2	P-2	A-2
Outlook	Stable	Stable	Negative

A credit rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Ratings are subject to revision or withdrawal at any time by the applicable rating organization.

Financial Covenants

As part of borrowing funds and issuing both short-term and long-term debt or preferred securities, Dominion Energy must enter into enabling agreements. These agreements contain customary covenants that, in the event of default, could result in the acceleration of principal and interest payments; restrictions on distributions related to capital stock, including dividends, redemptions, repurchases, liquidation payments or guarantee payments; and in some cases, the termination of credit commitments unless a waiver of such requirements is agreed to by the lenders/security holders. These provisions are customary, with each agreement specifying which covenants apply. These provisions are not necessarily unique to Dominion Energy.

Dominion Energy is required to pay annual commitment fees to maintain its joint revolving credit facility. In addition, the credit agreement contains various terms and conditions that could affect Dominion Energy's ability to borrow under the facility. They include a maximum debt to total capital ratio, which is also included in Dominion Energy's Sustainability Revolving Credit Agreement entered into in 2021 and the 364-day term loan facilities entered into in January 2023 and October 2023, and cross-default provisions.

As of December 31, 2023, the calculated total debt to total capital ratio, pursuant to the terms of the agreements, was as follows:

Company	Maximum Allowed Ratio	Actual Ratio[1]
Dominion Energy	67.5%	61.6%

(1) Indebtedness as defined by the agreements excludes certain junior subordinated notes reflected as long-term debt as well as AOCI reflected as equity in the Consolidated Balance Sheets.

If Dominion Energy or any of its material subsidiaries fails to make payment on various debt obligations in excess of $100 million, the lenders could require the defaulting company, if it is a borrower under Dominion Energy's joint revolving credit facility, to accelerate its repayment of any outstanding borrowings and the lenders could terminate their commitments, if any, to lend funds to that company under the credit facility. In addition, if the defaulting company is Virginia Power, Dominion Energy's obligations to repay any outstanding borrowing under the credit facility could also be accelerated and the lenders' commitments to Dominion Energy could terminate.

Dominion Energy monitors compliance with these covenants on a regular basis in order to ensure that events of default will not occur. As of December 31, 2023, there have been no events of default under Dominion Energy's covenants.

Common Stock, Preferred Stock and Other Equity Securities

ISSUANCES OF EQUITY SECURITIES

Dominion Energy maintains Dominion Energy Direct® and a number of employee savings plans through which contributions may be invested in Dominion Energy's common stock. These shares may either be newly issued or purchased on the open market with proceeds contributed to these plans. In 2021, Dominion Energy began issuing new shares of common stock for these direct stock purchase plans. In August 2023, Dominion Energy began purchasing its common stock on the open market

for these direct stock purchase plans. During 2023, Dominion Energy issued 1.7 million of such shares and received proceeds of $94 million.

Dominion Energy also maintained sales agency agreements to effect sales under an at-the-market program. Under the sales agency agreements, Dominion Energy was able, from time to time, to offer and sell shares of its common stock through the sales agents or enter into one or more forward sale agreements with respect to shares of its common stock. Dominion Energy did not issue any shares or enter into any forward sale agreements under this program in 2023 prior to its expiration in June 2023.

Pending any impacts from the completion of the on-going comprehensive business review announced in November 2022, Dominion Energy expects to issue equity through programs such as Dominion Energy Direct® and employee savings plans of similar amounts in 2024 compared to 2023. The raising of external capital is subject to certain regulatory requirements, including registration with the SEC for certain issuances.

REPURCHASES OF EQUITY SECURITIES

In November 2020, the Board of Directors authorized the repurchase of up to $1.0 billion of Dominion Energy's common stock. This repurchase program does not include a specific timetable or price or volume targets and may be modified, suspended or terminated at any time. Shares may be purchased through open market or privately negotiated transactions or otherwise at the discretion of management subject to prevailing market conditions, applicable securities laws and other factors. At December 31, 2023, Dominion Energy had $920 million of available capacity under this authorization.

Dominion Energy does not plan to repurchase shares of common stock in 2024, except for shares tendered by employees to satisfy tax withholding obligations on vested restricted stock, which does not impact the available capacity under its stock repurchase authorization.

Capital Expenditures

See Note 26 to the Consolidated Financial Statements for Dominion Energy's historical capital expenditures by segment. As a result of the comprehensive business review announced in November 2022, Dominion Energy has not completed a long-term capital expenses plan and, as discussed in *Future Issues and Other Matters*, the implementation of the recommendations resulting from the business review could result in a material adjustment to capital allocations. Dominion Energy's total planned capital expenditures for each segment for 2024 are presented in the table below:

	2024
(billions)	
Dominion Energy Virginia[1]	$ 9.4
Dominion Energy South Carolina	1.3
Contracted Energy	0.5
Corporate and Other segment[2]	0.7
Total[3]	$11.8

(1) Includes $3.3 billion for 100% of the CVOW Commercial Project.
(2) Includes $0.6 billion related to gas distribution operations expected to be sold to Enbridge.
(3) Totals may not foot due to rounding.

Dominion Energy's planned growth expenditures are subject to approval by the Board of Directors as well as potentially by regulatory bodies based on the individual project and are expected to include significant investments in support of its clean energy profile. See Dominion Energy Virginia, Dominion Energy South Carolina and Contracted Energy in Item 1. Business for additional discussion of various significant capital projects currently under development. The above estimates are based on a capital expenditures plan reviewed and endorsed by Dominion Energy's Board of Directors in January 2024 and are subject to continuing review and adjustment and actual capital expenditures may vary from these estimates. Dominion Energy may also choose to postpone or cancel certain planned capital expenditures in order to mitigate the need for future debt financings and equity issuances.

Dividends

Dominion Energy believes that its operations provide a stable source of cash flow to contribute to planned levels of capital expenditures and maintain or grow the dividend on common shares. In December 2023, Dominion Energy's Board of Directors established an annual dividend rate for 2024 of $2.67 per share of common stock, consistent with the 2023 rate. Dividends are subject to declaration by the Board of Directors. In January 2024, Dominion Energy's Board of Directors declared dividends payable in March 2024 of 66.75 cents per share of common stock.

See Note 19 to the Consolidated Financial Statements for a discussion of Dominion Energy's outstanding preferred stock and associated dividend rates.

SUBSIDIARY DIVIDEND RESTRICTIONS

Certain of Dominion Energy's subsidiaries may, from time to time, be subject to certain restrictions imposed by regulators or financing arrangements on their ability to pay dividends, or to advance or repay funds, to Dominion Energy. At December 31, 2023, these restrictions did not have a significant impact on Dominion Energy's ability to pay dividends on its common or preferred stock or meet its other cash obligations.

See Note 21 to the Consolidated Financial Statements for a description of such restrictions and any other restrictions on Dominion Energy's ability to pay dividends.

Collateral and Credit Risk

Collateral requirements are impacted by commodity prices, hedging levels, Dominion Energy's credit ratings and the credit quality of its counterparties. In connection with commodity hedging activities, Dominion Energy is required to provide collateral to counterparties under some circumstances. Under certain collateral arrangements, Dominion Energy may satisfy these requirements by electing to either deposit cash, post letters of credit or, in some cases, utilize other forms of security. From time to time, Dominion Energy may vary the form of collateral provided to counterparties after weighing the costs and benefits of various factors associated with the different forms of collateral. These factors include short-term borrowing and short-term investment rates, the spread over these short-term rates at which Dominion Energy can issue commercial paper, balance sheet impacts, the costs and fees of alternative collateral postings with these and other counterparties and overall liquidity management objectives.

Dominion Energy's exposure to potential concentrations of credit risk results primarily from its energy marketing and price risk management activities. Presented below is a summary of Dominion Energy's credit exposure as of December 31, 2023 for these activities. Gross credit exposure for each counterparty is calculated as outstanding receivables plus any unrealized on- or off-balance sheet exposure, taking into account contractual netting rights.

(millions)	Gross Credit Exposure	Credit Collateral	Net Credit Exposure
Investment grade[1]	$266	$—	$266
Non-Investment grade[2]	9	—	9
No external ratings:			
Internally rated—investment grade[3]	43	6	37
Internally rated—non-investment grade[4]	27	—	27
Total	$ 345	$ 6	$ 339

(1) Designations as investment grade are based upon minimum credit ratings assigned by Moody's and Standard & Poor's. The five largest counterparty exposures, combined, for this category represented approximately 54% of the total net credit exposure.
(2) The five largest counterparty exposures, combined, for this category represented approximately 3% of the total net credit exposure.
(3) The five largest counterparty exposures, combined, for this category represented approximately 11% of the total net credit exposure.
(4) The five largest counterparty exposures, combined, for this category represented approximately 6% of the total net credit exposure.

Fuel and Other Purchase Commitments

Dominion Energy is party to various contracts for fuel and purchased power commitments related to both its regulated and nonregulated operations. Total estimated costs for such commitments at December 31, 2023 are presented in the table below. These costs represent estimated minimum obligations for various purchased power and capacity agreements and actual costs may differ from amounts presented below depending on actual quantities purchased and prices paid.

(millions)	2024
Purchased electric capacity for utility operations	$ 62
Fuel commitments for utility operations	1,103
Fuel commitments for nonregulated operations	157
Pipeline transportation and storage	591
Total	$1,913

Other Material Cash Requirements

In addition to the financing arrangements discussed above, Dominion Energy is party to numerous contracts and arrangements obligating it to make cash payments in future years. Dominion Energy expects current liabilities to be paid within the next twelve months. In addition to the items already discussed, the following represent material expected cash requirements recorded on Dominion Energy's Consolidated Balance Sheets at December 31, 2023. Such obligations include:

- Operating and financing lease obligations—See Note 15 to the Consolidated Financial Statements;

- Regulatory liabilities—See Note 12 to the Consolidated Financial Statements;
- AROs—See Note 14 to the Consolidated Financial Statements;
- Employee benefit plan obligations—See Note 22 to the Consolidated Financial Statements; and
- Charitable commitments—See Note 23 to the Consolidated Financial Statements.

In addition, Dominion Energy is party to contracts and arrangements which may require it to make material cash payments in future years that are not recorded on its Consolidated Balance Sheets. Such obligations include:
- Off-balance sheet leasing arrangements—See Note 15 to the Consolidated Financial Statements; and
- Guarantees—See Note 23 to the Consolidated Financial Statements.

FUTURE ISSUES AND OTHER MATTERS

See Item 1. Business and Notes 13 and 23 to the Consolidated Financial Statements for additional information on various environmental, regulatory, legal and other matters that may impact future results of operations, financial condition and/or cash flows.

Business Review

In November 2022, Dominion Energy announced the commencement of a business review of value-maximizing strategic business actions, alternatives to its current business mix and capital allocation and regulatory options which may assist customers to manage costs and provide greater predictability to its long-term, state-regulated utility value proposition. In April 2023, the legislative process in Virginia was substantially completed resulting in new legislation which shifts $350 million of annual revenue requirement for costs recovered through riders into base rates effective July 2023, eliminates the ability of Virginia Power to utilize CCROs and adjusts the parameters for determining an authorized ROE and revenue sharing. In addition, new legislation allows Virginia Power to apply for the securitization of certain deferred fuel costs as well as seek approval for a noncontrolling equity financing partner for the CVOW Commercial Project. In September 2023, Dominion Energy entered agreements to sell East Ohio, PSNC, Questar Gas and Wexpro to Enbridge and completed the sale of its 50% noncontrolling limited partner interest in Cove Point to BHE under the agreement signed in July 2023 as discussed in Notes 3 and 9 to the Consolidated Financial Statements. In February 2024, Virginia Power completed the securitization of $1.3 billion of deferred fuel costs as discussed in Notes 13 and 18 to the Consolidated Financial Statements. In February 2024, Dominion Energy entered into an agreement to sell a 50% noncontrolling equity interest in the CVOW Commercial Project to Stonepeak, as discussed in Note 10 to the Consolidated Financial Statements, representing the final strategic component of the on-going business review. Dominion Energy is in the process of finalizing its long-term financial plan which will allow for the conclusion of the review. The implementation of recommendations resulting from the business review, including the items discussed above, is expected to have a material impact on Dominion Energy's future results of operations, financial

condition and/or cash flows; however, the full impacts cannot be estimated until the review is completed.

Future Environmental Regulations

CLIMATE CHANGE

The federal government and several states in which Dominion Energy operates have announced a commitment to achieving carbon reduction goals. In February 2021, the U.S. rejoined the Paris Agreement, which establishes a universal framework for addressing GHG emissions. States may also enact legislation relating to climate change matters such as the reduction of GHG emissions and renewable energy portfolio standards, similar to the VCEA. To the extent legislation is enacted at the federal or state level that is more restrictive than the VCEA and/or Dominion Energy's commitment to achieving net zero emissions by 2050, compliance with such legislation could have a material impact to Dominion Energy's financial condition and/or cash flows.

STATE ACTIONS RELATED TO AIR AND GHG EMISSIONS

In August 2017, the Ozone Transport Commission released a draft model rule for control of NO_X emissions from natural gas pipeline compressor fuel-fire prime movers. States within the ozone transport region, including states in which Dominion Energy has natural gas operations, are expected to develop reasonably achievable control technology rules for existing sources based on the Ozone Transport Commission model rule. States outside of the Ozone Transport Commission may also consider the model rules in setting new reasonably achievable control technology standards. Several states in which Dominion Energy operates, including Virginia and Ohio, are developing or have announced plans to develop state-specific regulations to control GHG emissions, including methane. Dominion Energy cannot currently estimate the potential financial statement impacts related to these matters, but there could be a material impact to its financial condition and/or cash flows.

INFLATION REDUCTION ACT

The IRA includes provisions which impose an annual fee for waste methane emissions from the oil and natural gas industry beginning with emissions reported in calendar year 2024 to the extent that an entity's emissions exceed a stated threshold, with implementation to be addressed by future rulemaking by the EPA. Pending the completion of such rulemaking, Dominion Energy currently does not expect these provisions to materially affect its future results of operations, financial condition and/or cash flows.

PROPOSED EPA RULES

In March 2023, the EPA released a proposed rule to further revise the Effluent Limitations Guidelines for the Steam Electric Power Generating Category, which apply primarily to wastewater discharges at coal and oil steam generating stations. Also in March 2023, the EPA released its first proposed rule to establish national drinking water standards for PFAS. Dominion Energy anticipates that the EPA will release additional rulemakings as part of an overall strategy to identify and mitigate PFAS exposure. In April 2023, the EPA released a proposal to tighten aspects of the Mercury and Air Toxics Standards, including the reduction of emissions limits for filterable particulate matter, and requiring the use of continuous emissions monitoring systems to demonstrate compliance. In May 2023, the EPA proposed a package of rules designed to reduce CO2 emissions from certain fossil fuel-fired electric generating units. The proposal sets standards of performance and emission guidelines for CO2 emissions from new gas-fired combustion turbines and modified coal-fired steam generating units. The proposed rulemaking package also proposes emission guidelines, including presumptive emission limits, for existing coal, oil and gas-fired steam generating units and certain gas-fired combustion turbines. Also in May 2023, the EPA released a proposed rule to regulate inactive surface impoundments located at retired generating stations that contained CCR and liquids after October 2015, and certain other inactive or previously closed surface impoundments, landfills or other areas that contain accumulations of CCR. Until the EPA ultimately takes final action on these rulemakings, Dominion Energy is unable to predict whether or to what extent the new rules will ultimately require additional controls. The expenditures required to implement additional controls could have a material impact on Dominion Energy's financial condition and cash flows.

PHMSA Regulation

The most recent reauthorization of PHMSA included new provisions on historical records research, maximum-allowed operating pressure validation, use of automated or remote-controlled valves on new or replaced lines, increased civil penalties and evaluation of expanding integrity management beyond high-consequence areas. PHMSA has not yet issued new rulemaking on most of these items.

Dodd-Frank Act

The CEA, as amended by Title VII of the Dodd-Frank Act, requires certain over-the counter derivatives, or swaps, to be cleared through a derivatives clearing organization and, if the swap is subject to a clearing requirement, to be executed on a designated contract market or swap execution facility. Non-financial entities that use swaps to hedge or mitigate commercial risk may elect the end-user exception to the CEA's clearing requirements. Dominion Energy utilizes the end-user exception with respect to its swaps. If, as a result of changes to the rulemaking process, Dominion Energy can no longer utilize the end-user exception or otherwise becomes subject to mandatory clearing, exchange trading or margin requirements, it could be subject to higher costs due to decreased market liquidity or increased margin payments. In addition, Dominion Energy's swap dealer counterparties may attempt to pass-through additional trading costs in connection with changes to the rulemaking process. Due to the evolving rulemaking process, Dominion Energy is currently unable to assess the potential impact of the Dodd-Frank Act's derivative-related provisions on its financial condition, results of operations or cash flows.

North Anna

Virginia Power is considering the construction of a third nuclear unit at a site located at North Anna. If Virginia Power decides to build a new unit, it would require a Combined Construction Permit and Operating License from the NRC, approval of the Virginia Commission and certain environmental permits and

other approvals. In June 2017, the NRC issued the Combined Construction Permit and Operating License. Virginia Power has not yet committed to building a new nuclear unit at North Anna.

Federal Income Tax Laws

INFLATION REDUCTION ACT

The IRA imposes a 15% alternative minimum tax on GAAP net income, as adjusted for certain items, of corporations in excess of $1 billion, for tax years beginning after December 31, 2022. Entities that are subject to the alternative minimum tax may use tax credits to reduce the liability by up to 75% and will receive a tax credit carryforward with an indefinite life that can be claimed against the regular tax in future years. Pending final guidance, the alternative minimum tax is not expected to have an effect on the assessment of the realizability of Dominion Energy's deferred tax assets or a material impact on Dominion Energy's future results of operations or cash flows.

TAX REPAIRS GUIDANCE

In April 2023, the IRS issued safe harbor guidance to taxpayers on the treatment of amounts paid to repair, maintain, replace, or improve natural gas distribution property, including whether expenditures should be deducted as repairs or capitalized and depreciated on tax returns. The guidance includes safe harbor tax accounting methods which a taxpayer may choose to elect and provides special transition rules and incentives that vary depending on which tax year is the year of change. Dominion Energy is evaluating this new guidance and while it cannot currently estimate the potential financial statement impacts, it does not expect a material impact to its results of operations, financial condition and/or cash flows based on its expectation that the East Ohio, PSNC and Questar Gas Transactions will close in 2024.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The matters discussed in this Item may contain "forward-looking statements" as described in the introductory paragraphs of Item 7. MD&A. The reader's attention is directed to those paragraphs and Item 1A. Risk Factors for discussion of various risks and uncertainties that may impact the Companies.

MARKET RISK SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

The Companies' financial instruments, commodity contracts and related financial derivative instruments are exposed to potential losses due to adverse changes in commodity prices, interest rates and equity security prices as described below. Commodity price risk is present in the Companies' electric operations and Dominion Energy's natural gas procurement and marketing operations due to the exposure to market shifts in prices received and paid for electricity, natural gas and other commodities. The Companies use commodity derivative contracts to manage price risk exposures for these operations. Interest rate risk is generally related to their outstanding debt and future issuances of debt. In addition, the Companies are exposed to investment price risk through various portfolios of equity and debt securities. The Companies' exposure to foreign currency exchange rate risk is related to certain fixed price contracts associated with the CVOW Commercial Project which it manages through foreign currency exchange rate derivatives. The contracts include services denominated in currencies other than the U.S. dollar for approximately €2.6 billion and 5.1 billion kr. In addition, certain of the fixed price contracts, approximately €0.7 billion, contain commodity indexing provisions linked to steel.

The following sensitivity analysis estimates the potential loss of future earnings or fair value from market risk sensitive instruments over a selected time period due to a 10% change in commodity prices, interest rates or foreign currency exchange rates.

Commodity Price Risk

To manage price risk, the Companies hold commodity-based derivative instruments held for non-trading purposes associated with purchases and sales of electricity, natural gas and other energy-related products.

The derivatives used to manage commodity price risk are executed within established policies and procedures and may include instruments such as futures, forwards, swaps, options and FTRs that are sensitive to changes in the related commodity prices. For sensitivity analysis purposes, the hypothetical change in market prices of commodity-based derivative instruments is determined based on models that consider the market prices of commodities in future periods, the volatility of the market prices in each period, as well as the time value factors of the derivative instruments. Prices and volatility are principally determined based on observable market prices.

A hypothetical 10% increase in commodity prices would have resulted in a decrease of $62 million and $52 million in the fair value of Dominion Energy's commodity-based derivative instruments as of December 31, 2023 and 2022, respectively.

A hypothetical 10% increase in commodity prices would have resulted in a decrease of $24 million and $25 million in the fair value of Virginia Power's commodity-based derivative instruments as of December 31, 2023 and 2022, respectively.

The impact of a change in energy commodity prices on the Companies' commodity-based derivative instruments at a point in time is not necessarily representative of the results that will be realized when the contracts are ultimately settled. Net losses from commodity-based financial derivative instruments used for hedging purposes, to the extent realized, will generally be offset by recognition of the hedged transaction, such as revenue from physical sales of the commodity.

Interest Rate Risk

The Companies manage their interest rate risk exposure predominantly by maintaining a balance of fixed and variable rate debt. For variable rate debt outstanding for Dominion Energy, a hypothetical 10% increase in market interest rates would result in a $56 million and $37 million decrease in earnings at December 31, 2023 and 2022, respectively. For variable rate debt outstanding for Virginia Power, a hypothetical 10% increase in market interest rates would result in a $5 million and $14 million decrease in earnings at December 31, 2023 and 2022, respectively.

The Companies also use interest rate derivatives, including forward-starting swaps, interest rate swaps and interest rate lock agreements to manage interest rate risk. As of December 31, 2023, Dominion Energy and Virginia Power had $16.3 billion and $3.3 billion, respectively, in aggregate notional amounts of these interest rate derivatives outstanding. A hypothetical 10% decrease in market interest rates would have resulted in a decrease of $120 million and $151 million, respectively, in the fair value of Dominion Energy and Virginia Power's interest rate derivatives at December 31, 2023. As of December 31, 2022, Dominion Energy and Virginia Power had $12.7 billion and $3.6 billion, respectively, in aggregate notional amounts of these interest rate derivatives outstanding. A hypothetical 10% decrease in market interest rates would have resulted in a decrease of $274 million and $156 million, respectively, in the fair value of Dominion Energy and Virginia Power's interest rate derivatives at December 31, 2022.

The impact of a change in interest rates on the Companies' interest rate-based financial derivative instruments at a point in time is not necessarily representative of the results that will be realized when the contracts are ultimately settled. Net gains and/or losses from interest rate derivative instruments used for hedging purposes, to the extent realized, will generally be offset by recognition of the hedged transaction.

Foreign Currency Exchange Rate Risk

The Companies utilize foreign currency exchange rate swaps to economically hedge the foreign currency exchange risk associated with fixed price contracts related to the CVOW Commercial Project denominated in foreign currencies. As of December 31, 2023 and 2022, Dominion Energy had €2.1 billion and €2.9 billion, respectively, in aggregate notional amounts of these foreign currency forward purchase agreements outstanding. A hypothetical 10% increase in exchange rates would have resulted in a decrease of $202 million and $284 million in the fair value of Dominion Energy's foreign currency swaps at December 31, 2023 and 2022, respectively.

The impact of a change in exchange rates on the Companies' foreign currency-based financial derivative instruments at a point in time is not necessarily representative of the results that will be realized when the contracts are ultimately settled. Net gains and/or losses from foreign exchange derivative instruments used for hedging purposes, to the extent realized, will generally be offset by recognition of the hedged transaction.

Investment Price Risk

The Companies are subject to investment price risk due to securities held as investments in nuclear decommissioning and rabbi trust funds that are managed by third-party investment managers. These trust funds primarily hold marketable securities that are reported in the Consolidated Balance Sheets at fair value.

Dominion Energy recognized net investment gains (including investment income) on nuclear decommissioning and rabbi trust investments of $879 million and net investment losses (including investment income) on nuclear decommissioning and rabbi trust investments of $888 million for the years ended December 31, 2023 and 2022, respectively. Net realized gains and losses include gains and losses from the sale of investments as well as any other-than-temporary declines in fair value. Dominion Energy recorded, in AOCI and regulatory liabilities, a net increase in unrealized gains on debt investments of $117 million and a net decrease in unrealized gains on debt investments of $196 million for the years ended December 31, 2023 and 2022, respectively.

Virginia Power recognized net investment gains (including investment income) on nuclear decommissioning and rabbi trust investments of $448 million and net investment losses (including investment income) on nuclear decommissioning and rabbi trust investments of $426 million for the years ended December 31, 2023 and 2022, respectively. Net realized gains and losses include gains and losses from the sale of investments as well as any other-than-temporary declines in fair value. Virginia Power recorded, in AOCI and regulatory liabilities, a net increase in unrealized gains on debt investments of $66 million and a net decrease in unrealized gains on debt investments of $106 million for the years ended December 31, 2023 and 2022, respectively.

Dominion Energy sponsors pension and other postretirement employee benefit plans that hold investments in trusts to fund employee benefit payments. Virginia Power employees participate in these plans. Dominion Energy's pension and other postretirement plan assets experienced aggregate actual returns (losses) of $1.2 billion and $(3.0) billion in 2023 and 2022, respectively, versus expected returns of $1.0 billion and $1.1 billion, respectively. Differences between actual and expected returns on plan assets are accumulated and amortized during future periods. As such, any investment-related declines in these trusts will result in future increases in the net periodic cost recognized for such employee benefit plans and will be included in the determination of the amount of cash to be contributed to the employee benefit plans. A hypothetical 0.25% decrease in the assumed long-term rates of return on Dominion Energy's plan assets would result in an increase in the following year's net periodic cost of $26 million as of both December 31, 2023 and 2022, for pension benefits and $5 million as of both December 31, 2023 and 2022, respectively, for other postretirement benefits.

Risk Management Policies

The Companies have established operating procedures with corporate management to ensure that proper internal controls are maintained. In addition, Dominion Energy has established an independent function at the corporate level to monitor compliance with the credit and commodity risk management policies of all subsidiaries, including Virginia Power. Dominion Energy maintains credit policies that include the evaluation of a prospective counterparty's financial condition, collateral requirements where deemed necessary and the use of standardized agreements that facilitate the netting of cash flows associated with a single counterparty. In addition, Dominion Energy also monitors the financial condition of existing counterparties on an ongoing basis. Based on these credit policies and the Companies' December 31, 2023 provision for credit losses, management believes that it is unlikely that a material adverse effect on the Companies' financial position, results of operations or cash flows would occur as a result of counterparty nonperformance.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dominion Energy, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Dominion Energy, Inc. and subsidiaries ("Dominion Energy") at December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dominion Energy at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), Dominion Energy's internal control over financial reporting at December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2024, expressed an unqualified opinion on Dominion Energy's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, Dominion Energy has elected to change its method of accounting for investment tax credits from the flow-through method to the deferral method, which has been retrospectively applied in the consolidated financial statements at December 31, 2023 and 2022 and for the three years ended December 31, 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of Dominion Energy's management. Our responsibility is to express an opinion on Dominion Energy's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Dominion Energy in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities—Impact of Rate Regulation on the Consolidated Financial Statements—Refer to Notes 2, 12 and 13 to the Consolidated Financial Statements

Critical Audit Matter Description

Dominion Energy, through its regulated electric and gas subsidiaries, is subject to rate regulation by certain state public utility commissions and the Federal Energy Regulatory Commission ("FERC") (collectively, the "relevant commissions") which have jurisdiction with respect to the rates of electric utility and natural gas distribution companies. Management has determined its rate-regulated subsidiaries meet the requirements under accounting principles generally accepted in the United States of America to apply the specialized rules to account for the effects of cost-based rate regulation. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as property, plant and equipment, net; regulatory assets; regulatory liabilities; operating revenues; electric fuel and other energy-related purchases; purchased gas; other operations and maintenance expense; depreciation, depletion and amortization expense; and impairment of assets and other charges, collectively, the "financial statement impacts of rate regulation."

Revenue provided by Dominion Energy's electric transmission, distribution and generation operations and its gas distribution operations is based primarily on rates approved by the relevant commissions. Further, Virginia Electric and Power Company's ("Virginia Power") retail base rates, terms and conditions for generation and distribution services to customers in Virginia are reviewed by the Virginia State Corporation Commission (the "Virginia Commission") in a proceeding that involves the determination of Virginia Power's actual earned return on equity ("ROE") during a historic test period, and determination of Virginia Power's authorized ROE prospectively. Under certain circumstances, Virginia Power may be required to credit a portion of its earnings to customers.

When it is probable that regulators will permit the recovery of current costs through future rates charged to customers, these costs that otherwise would be expensed by nonregulated companies are deferred as regulatory assets. Likewise, regulatory liabilities are recognized when it is probable that regulators will require customer refunds or other benefits through future rates or when revenue is collected from customers for expenditures that have yet to be incurred. In addition, a loss is recognized if it becomes probable that capital expenditures will be disallowed for ratemaking purposes and if a reasonable estimate of the amount of the disallowance can be made. Dominion Energy evaluates whether recovery of its regulatory assets through future rates is probable as well as whether a regulatory liability due to customers is probable and makes various assumptions in its analyses. These analyses are generally based on orders issued by regulatory commissions, legislation and judicial actions; past experience; discussions with applicable regulatory authorities and legal counsel; estimated construction costs; forecasted earnings; and considerations around the likelihood of impacts from events such as unusual weather conditions, extreme weather events and other natural disasters, and unplanned outages of facilities.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about the financial statement impacts of rate regulation. Management judgments include assessing the likelihood of (1) recovery of its regulatory assets through future rates and (2) whether a regulatory liability is due to customers. Given management's accounting judgments are based on assumptions about the outcome of future decisions by the relevant commissions, auditing these judgments required specialized knowledge of the accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of whether recovery of regulatory assets through future rates or a regulatory liability due to customers is probable included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of (1) recovery of regulatory assets through future rates, and (2) whether a regulatory liability is due to customers. We also tested the effectiveness of management's controls over the initial recognition of amounts as regulatory assets or liabilities; and the monitoring and evaluation of regulatory and legislative developments that may impact the assessment of whether recovery of regulatory assets through future rates or a regulatory liability due to customers is probable.
- We evaluated Dominion Energy's disclosures related to the financial statement impacts of rate regulation.
- We read and evaluated orders issued by the relevant commissions, as well as relevant regulatory statutes, interpretations, procedural memorandums, filings made by interveners, existing laws and other publicly available information to assess whether this external information was properly considered by management in concluding upon the financial statement impacts of rate regulation. We have also inquired with counsel on relevant matters.
- We considered the likelihood of (1) recovery of regulatory assets through future rates and (2) whether a regulatory liability is due to customers based on precedents established by the relevant commissions' previous orders and Dominion Energy's past experience with the relevant commissions.

- For regulatory matters in process, we inspected associated documents and testimony filed with the relevant commissions for any evidence that might contradict management's assertions.
- We read and analyzed the minutes of the Boards of Directors of Dominion Energy and Dominion Energy's rate-regulated subsidiaries for discussions of changes in legal, regulatory, or business factors which could impact management's conclusions with respect to the financial statement impacts of rate regulation.

/s/ Deloitte & Touche LLP
Richmond, Virginia
February 23, 2024

We have served as Dominion Energy's auditor since 1988.

Dominion Energy, Inc.
Consolidated Statements of Income

Year Ended December 31,	2023	2022	2021
(millions, except per share amounts)			
Operating Revenue	**$14,393**	$13,938	$11,419
Operating Expenses			
Electric fuel and other energy-related purchases	**3,935**	3,711	2,368
Purchased electric capacity	**55**	59	70
Purchased gas	**285**	426	392
Other operations and maintenance	**3,160**	3,365	3,177
Depreciation and amortization	**2,580**	2,442	2,117
Other taxes	**684**	675	690
Impairment of assets and other charges	**307**	1,401	194
Losses (gains) on sales of assets	**(27)**	426	415
Total operating expenses	**10,979**	12,505	9,423
Income from operations	**3,414**	1,433	1,996
Other income (expense)	**992**	109	1,139
Interest and related charges	**1,674**	1,002	1,255
Income from continuing operations including noncontrolling interests before income tax expense (benefit)	**2,732**	540	1,880
Income tax expense (benefit)	**575**	113	(181)
Net Income From Continuing Operations Including Noncontrolling Interests	**2,157**	427	2,061
Net Income (Loss) From Discontinued Operations Including Noncontrolling Interests[1][2]	**(163)**	894	1,358
Net Income Including Noncontrolling Interests	**1,994**	1,321	3,419
Noncontrolling Interests	**—**	—	20
Net Income Attributable to Dominion Energy	**$ 1,994**	$ 1,321	$ 3,399
Amounts attributable to Dominion Energy			
Net income from continuing operations	**$ 2,157**	$ 427	$ 2,041
Net income (loss) from discontinued operations	**(163)**	894	1,358
Net income attributable to Dominion Energy	**$ 1,994**	$ 1,321	$ 3,399
EPS—Basic			
Net income from continuing operations	**$ 2.48**	$ 0.41	$ 2.44
Net income (loss) from discontinued operations	**(0.19)**	1.08	1.68
Net income attributable to Dominion Energy	**$ 2.29**	$ 1.49	$ 4.12
EPS—Diluted			
Net income from continuing operations	**$ 2.48**	$ 0.41	$ 2.44
Net income (loss) from discontinued operations	**(0.19)**	1.08	1.68
Net income attributable to Dominion Energy	**$ 2.29**	$ 1.49	$ 4.12

(1) See Note 9 for amounts attributable to related parties.
(2) Includes income tax expense of $1.3 billion, $197 million and $374 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of Dominion Energy's Consolidated Financial Statements.

Dominion Energy, Inc.
Consolidated Statements of Comprehensive Income

Year Ended December 31,	2023	2022	2021
(millions)			
Net income including noncontrolling interests	$1,994	$1,321	$3,419
Other comprehensive income (loss), net of taxes:			
Net deferred gains (losses) on derivatives-hedging activities, net of $1, $(22) and $(6) tax	—	67	15
Changes in unrealized net gains (losses) on investment securities, net of $(19), $29 and $7 tax	55	(100)	(7)
Changes in net unrecognized pension and other postretirement benefit costs (credits), net of $(9), $76 and $(54) tax	27	(218)	144
Amounts reclassified to net income:			
Net derivative (gains) losses-hedging activities, net of $(10), $(15) and $(15) tax	33	42	46
Net realized (gains) losses on investment securities, net of $3, $(6) and $5 tax	(11)	19	(18)
Net pension and other postretirement benefit costs (credits), net of $20, $(27) and $(29) tax	(41)	75	82
Net earnings from equity method investees, net of $(1), $— and $— tax	3	—	—
Changes in other comprehensive income from equity method investees, net of $—, $— and $1 tax	—	1	(3)
Total other comprehensive income (loss)	66	(114)	259
Comprehensive income including noncontrolling interests	2,060	1,207	3,678
Comprehensive income attributable to noncontrolling interests	—	—	20
Comprehensive income attributable to Dominion Energy	$2,060	$1,207	$3,658

The accompanying notes are an integral part of Dominion Energy's Consolidated Financial Statements.

Dominion Energy, Inc.
Consolidated Balance Sheets

At December 31,	2023	2022
(millions)		
ASSETS		
Current Assets		
Cash and cash equivalents	$ 184	$ 119
Customer receivables (less allowance for doubtful accounts of $38 and $27)	2,251	2,157
Other receivables (less allowance for doubtful accounts of $1 and $2)	258	375
Inventories:		
Materials and supplies	1,251	1,132
Fossil fuel	417	358
Gas stored	30	38
Derivative assets	699	1,019
Margin deposit assets	38	480
Prepayments	246	294
Regulatory assets	1,309	1,883
Other	175	210
Current assets held for sale	18,529	1,785
Total current assets	25,387	9,850
Investments		
Nuclear decommissioning trust funds	6,946	5,957
Investment in equity method affiliates	268	295
Other	324	325
Total investments	7,538	6,577
Property, Plant and Equipment		
Property, plant and equipment	83,417	75,708
Accumulated depreciation and amortization	(24,637)	(23,396)
Total property, plant and equipment, net	58,780	52,312
Deferred Charges and Other Assets		
Goodwill	4,143	4,143
Pension and other postretirement benefit assets	1,779	1,479
Intangible assets, net	945	813
Derivative assets	597	1,038
Regulatory assets	8,356	8,265
Other	1,507	1,487
Total deferred charges and other assets	17,327	17,225
Noncurrent Assets Held for Sale	—	18,831
Total assets	$109,032	$104,795

The accompanying notes are an integral part of Dominion Energy's Consolidated Financial Statements.

At December 31,	2023	2022
(millions)		
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Securities due within one year	**$ 6,589**	$ 3,337
Supplemental credit facility borrowings	**450**	—
Short-term debt	**3,956**	3,423
Accounts payable	**921**	1,163
Accrued interest, payroll and taxes	**1,075**	909
Derivative liabilities	**346**	772
Regulatory liabilities	**522**	748
Other(1)	**1,732**	1,695
Current liabilities held for sale	**8,885**	1,403
Total current liabilities	**24,476**	13,450
Long-Term Debt		
Long-term debt	**32,368**	32,515
Junior subordinated notes	**688**	1,387
Supplemental credit facility borrowings	**—**	450
Other	**192**	232
Total long-term debt	**33,248**	34,584
Deferred Credits and Other Liabilities		
Deferred income taxes	**6,611**	5,021
Deferred investment tax credits	**1,098**	1,140
Regulatory liabilities	**8,674**	8,435
Asset retirement obligations	**5,641**	5,062
Derivative liabilities	**321**	625
Other	**1,434**	1,275
Total deferred credits and other liabilities	**23,779**	21,558
Noncurrent Liabilities Held for Sale	**—**	7,544
Total liabilities	**81,503**	77,136
Commitments and Contingencies (see Note 23)		
Shareholders' Equity		
Preferred stock (See Note 19)	**1,783**	1,783
Common stock – no par(2)	**23,728**	23,605
Retained earnings	**3,524**	3,843
Accumulated other comprehensive loss	**(1,506)**	(1,572)
Shareholders' equity	**27,529**	27,659
Noncontrolling interests	**—**	—
Total shareholders' equity	**27,529**	27,659
Total liabilities and shareholders' equity	**$109,032**	$104,795

(1) See Note 9 for amounts attributable to related parties.
(2) 1.8 billion shares authorized; 838 million shares and 835 million shares outstanding at December 31, 2023 and 2022, respectively.

The accompanying notes are an integral part of Dominion Energy's Consolidated Financial Statements.

Dominion Energy, Inc.
Consolidated Statements of Equity

	Preferred Stock		Common Stock		Dominion Energy Shareholders				
	Shares	Amount	Shares	Amount	Retained Earnings	AOCI	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
(millions except per share amounts)									
December 31, 2020	2	$ 2,387	806	$21,258	$ 4,189	$(1,717)	$26,117	$ 344	$26,461
Cumulative-effect of changes in accounting principles					(660)		(660)	223	(437)
Net income including noncontrolling interests					3,399		3,399	20	3,419
Issuance of stock	1	992	4	340			1,332		1,332
Stock awards (net of change in unearned compensation)				28			28		28
Preferred stock dividends (See Note 19)					(68)		(68)		(68)
Common dividends ($2.52 per common share) and distributions					(2,036)		(2,036)	(47)	(2,083)
Other comprehensive income, net of tax						259	259		259
Reclassification of Series A Preferred Stock to Mezzanine Equity	(1)	(1,596)		(14)			(1,610)		(1,610)
Sale of non-wholly-owned nonregulated solar facilities							—	(540)	(540)
Other					(2)		(2)		(2)
December 31, 2021	2	$ 1,783	810	$21,610	$ 4,824	$(1,458)	$26,759	$ —	$26,759
Net income including noncontrolling interests					1,321		1,321		1,321
Issuance of stock			25	1,969			1,969		1,969
Stock awards (net of change in unearned compensation)				26			26		26
Preferred stock dividends (See Note 19)					(93)		(93)		(93)
Common dividends ($2.67 per common share) and distributions					(2,209)		(2,209)		(2,209)
Other comprehensive loss, net of tax						(114)	(114)		(114)
December 31, 2022	2	$ 1,783	835	$23,605	$ 3,843	$(1,572)	$27,659	$ —	$27,659
Net income including noncontrolling interests					1,994		1,994		1,994
Issuance of stock			2	94			94		94
Stock awards (net of change in unearned compensation)			1	30			30		30
Preferred stock dividends (See Note 19)					(81)		(81)		(81)
Common dividends ($2.67 per common share)					(2,233)		(2,233)		(2,233)
Other comprehensive income, net of tax						66	66		66
Other				(1)	1		—		—
December 31, 2023	2	$ 1,783	838	$23,728	$ 3,524	$(1,506)	$27,529	$ —	$27,529

The accompanying notes are an integral part of Dominion Energy's Consolidated Financial Statements.

Dominion Energy, Inc.
Consolidated Statements of Cash Flows

Year Ended December 31,	2023	2022	2021
(millions)			
Operating Activities			
Net income including noncontrolling interests	$ 1,994	$ 1,321	$ 3,419
Adjustments to reconcile net income including noncontrolling interests to net cash provided by operating activities:			
Depreciation, depletion and amortization (including nuclear fuel)	3,128	3,113	2,781
Deferred income taxes	1,471	102	409
Deferred investment tax credits (benefits)	(37)	141	(343)
Gain from sale of Q-Pipe Group and GT&S Transaction	—	(27)	(685)
Net loss on sale of interest in renewable generation facilities	—	—	514
Provision for refunds and rate credits to electric utility customers	—	—	356
Impairment of assets and other charges	743	1,435	182
Losses (gains) on sales of assets and equity method investments (including Cove Point)	(657)	467	(97)
Net (gains) losses on nuclear decommissioning trusts funds and other investments	(474)	505	(639)
Other adjustments	378	(21)	314
Changes in:			
Accounts receivable	147	(985)	(183)
Inventories	(198)	(216)	(74)
Deferred fuel and purchased gas costs, net	975	(2,021)	(939)
Prepayments	38	(68)	(20)
Accounts payable	(506)	556	156
Accrued interest, payroll and taxes	175	41	41
Margin deposit assets and liabilities	456	198	(664)
Net realized and unrealized changes related to derivative activities	(35)	(47)	435
Pension and other postretirement benefits	(484)	(461)	(314)
Other operating assets and liabilities	(542)	(333)	(612)
Net cash provided by operating activities	6,572	3,700	4,037
Investing Activities			
Plant construction and other property additions (including nuclear fuel)	(10,211)	(7,591)	(5,960)
Acquisition of solar development projects	(24)	(167)	(101)
Proceeds from sale of noncontrolling interest in Cove Point	3,293	—	—
Proceeds from sale of Hope	—	727	—
Proceeds from sale of Q-Pipe Group	—	19	1,522
Repayment of Q-Pipe Transaction deposit	—	—	(1,265)
Proceeds from sale of non-wholly-owned nonregulated solar facilities	—	—	495
Proceeds from sales of securities	2,966	3,282	3,985
Purchases of securities	(3,152)	(3,067)	(3,939)
Proceeds from sales of assets and equity method investments	47	252	159
Contributions to equity method affiliates	(104)	(43)	(1,021)
Short-term deposit	—	(2,000)	—
Return of short-term deposit	—	2,000	—
Other	(22)	(158)	(122)
Net cash used in investing activities	(7,207)	(6,746)	(6,247)
Financing Activities			
Issuance of short-term debt, net	533	1,109	1,419
364-day term loan facility borrowings	5,725	—	1,265
Repayment of 364-day term loan facility borrowings	(975)	—	(1,265)
Repayment of supplemental 364-day credit facility borrowings	—	—	(225)
Issuance and remarketing of long-term debt	3,310	4,965	6,400
Repayment and repurchase of long-term debt	(5,673)	(1,388)	(3,750)
Supplemental credit facility borrowings	900	900	900
Supplemental credit facility repayments	(900)	(450)	(900)
Issuance of preferred stock	—	—	742
Series A Preferred Stock redemption	—	(1,610)	—
Issuance of common stock	94	1,866	192
Common dividend payments	(2,233)	(2,209)	(2,036)
Other	(186)	(204)	(371)
Net cash provided by financing activities	595	2,979	2,371
Increase (decrease) in cash, restricted cash and equivalents	(40)	(67)	161
Cash, restricted cash and equivalents at beginning of period	341	408	247
Cash, restricted cash and equivalents at end of period	$ 301	$ 341	$ 408

See Note 2 for disclosure of supplemental cash flow information.

The accompanying notes are an integral part of Dominion Energy's Consolidated Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Virginia Electric and Power Company

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Virginia Electric and Power Company (a wholly-owned subsidiary of Dominion Energy, Inc.) and subsidiaries ("Virginia Power") at December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, common shareholder's equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Virginia Power at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, Virginia Power has elected to change its method of accounting for investment tax credits from the flow-through method to the deferral method, which has been retrospectively applied in the consolidated financial statements at December 31, 2023 and 2022 and for the three years ended December 31, 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of Virginia Power's management. Our responsibility is to express an opinion on Virginia Power's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Virginia Power in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Virginia Power is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of Virginia Power's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities—Impact of Rate Regulation on the Consolidated Financial Statements — Refer to Notes 2, 12 and 13 to the Consolidated Financial Statements

Critical Audit Matter Description

Virginia Power is subject to utility rate regulation by certain state public utility commissions and the Federal Energy Regulatory Commission ("FERC") (collectively, the "relevant commissions"), which have jurisdiction with respect to the rates of electric utility companies in the territories Virginia Power serves. Management has determined Virginia Power meets the requirements under accounting principles generally accepted in the United States of America to apply the specialized rules to account for the effects of cost-based rate regulation. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures such as property, plant, and equipment, net; regulatory assets; regulatory liabilities; operating revenues; electric fuel and other energy-related purchases; other operations and maintenance expense; depreciation and amortization expense; and impairment of assets and other charges (benefits), collectively, the "financial statement impacts of rate regulation".

Revenue provided by Virginia Power's electric transmission, distribution and generation operations is based on rates approved by the relevant commissions. Further, Virginia Power's retail base rates, terms and conditions for generation and distribution services to customers in Virginia are reviewed by the Virginia State Corporation Commission (the "Virginia Commission") in a proceeding that involves the determination of Virginia Power's actual earned return on equity ("ROE") during a historic test period and determination of Virginia Power's authorized ROE prospectively. Under certain circumstances, Virginia Power may be required to credit a portion of its earnings to customers.

When it is probable that regulators will permit the recovery of current costs through future rates charged to customers, these costs that otherwise would be expensed by nonregulated companies are deferred as regulatory assets. Likewise, regulatory liabilities are recognized when it is probable that regulators will require customer refunds or other benefits through future rates or when revenue is collected from customers for expenditures that have yet to be incurred. In addition, a loss is recognized if it becomes probable that capital expenditures will be disallowed for ratemaking purposes and if a reasonable estimate of the amount of the disallowance can be made. Virginia Power evaluates whether recovery of its regulatory assets through future rates is probable as well as whether a regulatory liability due to customers is probable and makes various assumptions in its analyses. These analyses are generally based on orders issued by regulatory commissions, legislation and judicial actions; past experience; discussions with applicable regulatory authorities and legal counsel; estimated construction costs; forecasted earnings; and considerations around the likelihood of impacts from events such as unusual weather conditions, extreme weather events, and other natural disasters, and unplanned outages of facilities.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about the financial statement impacts of rate regulation. Management judgments include assessing the likelihood of (1) recovery of its regulatory assets through future rates and (2) whether a regulatory liability is due to customers. Given management's accounting judgments are based on assumptions about the outcome of future decisions by the relevant commissions, auditing these judgments required specialized knowledge of the accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of whether recovery of regulatory assets through future rates or a regulatory liability due to customers is probable included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of (1) recovery of regulatory assets through future rates, and (2) whether a regulatory liability is due to customers. We also tested the effectiveness of management's controls over the initial recognition of amounts as regulatory assets or liabilities; and the monitoring and evaluation of regulatory and legislative developments that may impact the assessment of whether recovery of regulatory assets through future rates or a regulatory liability due to customers is probable.
- We evaluated Virginia Power's disclosures related to the financial statement impacts of rate regulation.
- We read and evaluated orders issued by the relevant commissions, as well as relevant regulatory statutes, interpretations, procedural memorandums, filings made by interveners, existing laws and other publicly available information to assess whether this external information was properly considered by management in concluding upon the financial statement impacts of rate regulation. We have also inquired with counsel on relevant matters.
- We considered the likelihood of (1) recovery of regulatory assets through future rates and (2) whether a regulatory liability is due to customers based on precedents established by the relevant commissions' previous orders and Virginia Power's past experience with relevant commissions.

- For regulatory matters in process, we inspected associated documents and testimony filed with the relevant commissions for any evidence that might contradict management's assertions.
- We read and analyzed the minutes of the Board of Directors of Dominion Energy, Inc. and the Board of Directors of Virginia Power, for discussions of changes in legal, regulatory, or business factors which could impact management's conclusions with respect to the financial statement impacts of rate regulation.

/s/ Deloitte & Touche LLP
Richmond, Virginia
February 23, 2024

We have served as Virginia Power's auditor since 1988.

Virginia Electric and Power Company
Consolidated Statements of Income

Year Ended December 31,	2023	2022	2021
(millions)			
Operating Revenue[1]	**$9,573**	$9,654	$7,470
Operating Expenses			
Electric fuel and other energy-related purchases[1]	**2,918**	2,913	1,735
Purchased capacity	**46**	46	24
Other operations and maintenance:			
Affiliated suppliers	**395**	342	333
Other	**1,456**	1,709	1,460
Depreciation and amortization	**1,871**	1,736	1,364
Other taxes	**298**	303	326
Impairment of assets and other charges (benefits)	**115**	557	(269)
Total operating expenses	**7,099**	7,606	4,973
Income from operations	**2,474**	2,048	2,497
Other income (expense)	**131**	—	146
Interest and related charges[1]	**764**	642	534
Income before income tax expense	**1,841**	1,406	2,109
Income tax expense	**389**	294	447
Net Income	**$1,452**	$1,112	$1,662

(1) See Note 25 for amounts attributable to affiliates.

The accompanying notes are an integral part of Virginia Power's Consolidated Financial Statements.

Virginia Electric and Power Company
Consolidated Statements of Comprehensive Income

Year Ended December 31,	2023	2022	2021
(millions)			
Net income	**$1,452**	$1,112	$1,662
Other comprehensive income, net of taxes:			
Net deferred gains (losses) on derivatives-hedging activities, net of $—, $(20) and $(4) tax	**(1)**	60	13
Changes in unrealized net gains (losses) on investment securities, net of $(3), $4 and $— tax	**7**	(11)	(2)
Amounts reclassified to net income:			
Net derivative (gains) losses-hedging activities, net of $(1), $(1) and $(1) tax	**—**	1	2
Net realized (gains) losses on investment securities, net of $—, $— and $1 tax	**1**	—	(2)
Other comprehensive income	**7**	50	11
Comprehensive income	**$1,459**	$1,162	$1,673

The accompanying notes are an integral part of Virginia Power's Consolidated Financial Statements.

Virginia Electric and Power Company
Consolidated Balance Sheets

At December 31,	2023	2022
(millions)		
ASSETS		
Current Assets		
Cash and cash equivalents	$ 90	$ 22
Customer receivables (less allowance for doubtful accounts of $30 and $21)	1,728	1,578
Other receivables (less allowance for doubtful accounts of $1 and $2)	121	204
Affiliated receivables	50	7
Inventories (average cost method):		
Materials and supplies	761	663
Fossil fuel	324	261
Derivative assets[1]	234	765
Margin deposit assets	35	310
Prepayments	46	43
Regulatory assets	868	1,140
Other	60	9
Total current assets	4,317	5,002
Investments		
Nuclear decommissioning trust funds	3,716	3,202
Other	4	3
Total investments	3,720	3,205
Property, Plant and Equipment		
Property, plant and equipment	60,963	54,697
Accumulated depreciation and amortization	(17,096)	(16,218)
Total property, plant and equipment, net	43,867	38,479
Deferred Charges and Other Assets		
Pension and other postretirement benefit assets[1]	584	518
Intangible assets, net	653	536
Regulatory assets	4,317	4,247
Other[1]	1,160	1,207
Total deferred charges and other assets	6,714	6,508
Total assets	$ 58,618	$ 53,194

(1) See Note 25 for amounts attributable to affiliates.

The accompanying notes are an integral part of Virginia Power's Consolidated Financial Statements.

At December 31,	2023	2022
(millions)		
Liabilities and Common Shareholder's Equity		
Current Liabilities		
Securities due within one year	**$ 381**	$ 1,164
Short-term debt	**455**	941
Accounts payable	**597**	600
Payables to affiliates	**111**	255
Affiliated current borrowings	**500**	2,024
Accrued interest, payroll and taxes	**293**	270
Asset retirement obligations	**377**	350
Regulatory liabilities	**321**	506
Derivative liabilities (1)	**244**	298
Other current liabilities	**908**	826
Total current liabilities	**4,187**	7,234
Long-Term Debt		
Long-term debt	**17,043**	14,916
Other	**72**	65
Total long-term debt	**17,115**	14,981
Deferred Credits and Other Liabilities		
Deferred income taxes	**3,624**	3,065
Deferred investment tax credits	**656**	665
Asset retirement obligations	**4,276**	3,743
Regulatory liabilities	**5,978**	5,517
Other (1)	**1,125**	1,040
Total deferred credits and other liabilities	**15,659**	14,030
Total liabilities	**36,961**	36,245
Commitments and Contingencies (see Note 23)		
Common Shareholder's Equity		
Common stock – no par(2)	**8,987**	5,738
Other paid-in capital	**1,113**	1,113
Retained earnings	**11,541**	10,089
Accumulated other comprehensive income	**16**	9
Total common shareholder's equity	**21,657**	16,949
Total liabilities and shareholder's equity	**$58,618**	$53,194

(1) See Note 25 for amounts attributable to affiliates.
(2) 500,000 shares authorized; 324,245 shares and 274,723 shares outstanding at December 31, 2023 and 2022, respectively.

The accompanying notes are an integral part of Virginia Power's Consolidated Financial Statements.

Virginia Electric and Power Company
Consolidated Statements of Common Shareholder's Equity

	Common Stock					
	Shares	Amount	Other Paid-In Capital	Retained Earnings	AOCI	Total
(millions, except for shares)	(thousands)					
December 31, 2020	275	$5,738	$1,113	$ 7,758	$(52)	$14,557
Cumulative-effect of changes in accounting principles				(143)		(143)
Net income				1,662		1,662
Dividends				(300)		(300)
Other comprehensive income, net of tax					11	11
December 31, 2021	275	5,738	1,113	8,977	(41)	15,787
Net income				1,112		1,112
Other comprehensive income, net of tax					50	50
December 31, 2022	275	5,738	1,113	10,089	9	16,949
Net income				**1,452**		**1,452**
Issuance of stock to Dominion Energy	**49**	**3,250**				**3,250**
Other comprehensive income, net of tax					**7**	**7**
Other		**(1)**				**(1)**
December 31, 2023	**324**	**$8,987**	**$1,113**	**$11,541**	**$ 16**	**$21,657**

The accompanying notes are an integral part of Virginia Power's Consolidated Financial Statements.

Virginia Electric and Power Company
Consolidated Statements of Cash Flows

Year Ended December 31,	2023	2022	2021
(millions)			
Operating Activities			
Net income	$ 1,452	$ 1,112	$ 1,662
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization (including nuclear fuel)	2,034	1,892	1,521
Deferred income taxes	504	141	207
Deferred investment tax credits (benefits)	(5)	153	186
Impairment of assets and other charges (benefits)	130	493	(269)
Provision for refunds to customers	—	—	356
Net (gains) losses on nuclear decommissioning trust funds and other investments	(68)	66	(81)
Other adjustments	237	(42)	100
Changes in:			
Accounts receivable	1	(629)	(112)
Affiliated receivables and payables	(188)	165	(175)
Inventories	(165)	(71)	(10)
Prepayments	(3)	(7)	(4)
Deferred fuel expenses, net	538	(1,393)	(652)
Accounts payable	(43)	145	19
Accrued interest, payroll and taxes	23	(4)	21
Margin deposit assets and liabilities	274	(143)	(166)
Net realized and unrealized changes related to derivative activities	451	109	—
Other operating assets and liabilities	(357)	(159)	(106)
Net cash provided by operating activities	4,815	1,828	2,497
Investing Activities			
Plant construction and other property additions	(6,978)	(4,909)	(3,521)
Purchases of nuclear fuel	(194)	(201)	(160)
Acquisition of solar development projects	(24)	(77)	(75)
Proceeds from sales of securities	1,876	1,538	1,791
Purchases of securities	(1,987)	(1,580)	(1,789)
Other	19	34	—
Net cash used in investing activities	(7,288)	(5,195)	(3,754)
Financing Activities			
Issuance (repayment) of short-term debt, net	(486)	196	700
Issuance (repayment) of affiliated current borrowings, net	(1,524)	1,325	319
Issuance and remarketing of long-term debt	2,660	2,338	1,000
Repayment and repurchase of long-term debt	(1,308)	(438)	(450)
Issuance of common stock	3,250	—	—
Common dividend payments to parent	—	—	(300)
Other	(53)	(56)	(21)
Net cash provided by financing activities	2,539	3,365	1,248
Increase (decrease) in cash, restricted cash and equivalents	66	(2)	(9)
Cash, restricted cash and equivalents at beginning of year	24	26	35
Cash, restricted cash and equivalents at end of year	$ 90	$ 24	$ 26

See Note 2 for disclosure of supplemental cash flow information.

The accompanying notes are an integral part of Virginia Power's Consolidated Financial Statements.

Combined Notes to Consolidated Financial Statements

NOTE 1. NATURE OF OPERATIONS

Dominion Energy, headquartered in Richmond, Virginia, is one of the nation's largest producers and distributors of energy. Dominion Energy's operations are conducted through various subsidiaries, including Virginia Power. Dominion Energy's operations also include DESC, regulated gas distribution operations primarily in the eastern and Rocky Mountain regions of the U.S. and nonregulated electric generation. In connection with the comprehensive business review announced in November 2022, Dominion Energy entered into agreements in September 2023 to sell all of its regulated gas distribution operations, except for DESC's, to Enbridge. In addition, Dominion Energy completed the sale in September 2023 of its remaining 50% noncontrolling partnership interest in Cove Point to BHE under the agreement entered into in July 2023. As discussed in Notes 3 and 9, these operations as well as solar generation facility development operations (effective December 2023) are reflected as discontinued operations and held for sale in Dominion Energy's Consolidated Financial Statements.

Effective September 2023, Dominion Energy revised its primary operating segments and manages its daily operations through three primary operating segments: Dominion Energy Virginia, Dominion Energy South Carolina and Contracted Energy. Dominion Energy also reports a Corporate and Other segment, which includes its corporate, service company and other functions (including unallocated debt) as well as its noncontrolling interest in Dominion Privatization, its noncontrolling interest in Wrangler (through March 2022) and Hope (through August 2022). In addition, Corporate and Other includes specific items attributable to Dominion Energy's operating segments that are not included in profit measures evaluated by executive management in assessing the operating segments' performance or in allocating resources including the net impact of the operations reflected as discontinued operations, which in addition to the operations discussed above includes gas transmission and storage operations, including the Q-Pipe Group (through December 2021) and Dominion Energy's noncontrolling interest in Atlantic Coast Pipeline. See Notes 3 and 9 for additional information.

The historical information presented in Dominion Energy's Consolidated Financial Statements and Notes has been recast as necessary to reflect these changes in presentation.

Virginia Power is a regulated public utility that generates, transmits and distributes electricity for sale in Virginia and northeastern North Carolina. Virginia Power is a member of PJM, an RTO, and its electric transmission facilities are integrated into the PJM wholesale electricity markets. All of Virginia Power's stock is owned by Dominion Energy.

Virginia Power manages its daily operations through one primary operating segment: Dominion Energy Virginia. It also reports a Corporate and Other segment that primarily includes specific items attributable to its operating segment that are not included in profit measures evaluated by executive management in assessing the segment's performance or in allocating resources.

See Note 26 for further discussion of the Companies' operating segments.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

General

The Companies make certain estimates and assumptions in preparing their Consolidated Financial Statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses and cash flows for the periods presented. Actual results may differ from those estimates.

The Companies' Consolidated Financial Statements include, after eliminating intercompany transactions and balances, their accounts, those of their respective majority-owned subsidiaries and non-wholly-owned entities in which they have a controlling financial interest. For certain partnership structures, income is allocated based on the liquidation value of the underlying contractual arrangements. Clearway's ownership interest in Four Brothers and Three Cedars (through December 2021) and Terra Nova Renewable Partners' 33% interest in certain Dominion Energy nonregulated solar projects (through December 2021) are reflected as noncontrolling interest in Dominion Energy's Consolidated Financial Statements.

The Companies report certain contracts, instruments and investments at fair value. See below and Note 6 for further information on fair value measurements.

The Companies consider acquisitions or dispositions in which substantially all of the fair value of the gross assets acquired or disposed of is concentrated into a single identifiable asset or group of similar identifiable assets to be an acquisition or a disposition of an asset, rather than a business. See Notes 3 and 10 for further information on such transactions.

Dominion Energy maintains pension and other postretirement benefit plans and Virginia Power participates in certain of these plans. See Note 22 for further information on these plans.

Certain amounts in the Companies' 2022 and 2021 Consolidated Financial Statements have been reclassified to conform to the 2023 presentation for comparative purposes; however, such reclassifications did not affect the Companies' net income, total assets, liabilities, equity or cash flows. Effective in the fourth quarter of 2023, the Companies elected to change their method of accounting for investment tax credits from the flow-through method to the deferral method. All prior period information was conformed to this presentation as described below under the heading *Change in Accounting Policy*.

Amounts disclosed for Dominion Energy are inclusive of Virginia Power, where applicable.

Change in Accounting Policy

During the fourth quarter of 2023, the Companies changed their method of accounting for investment tax credits from the flow-through method to the deferral method. Previously, the Companies recognized investment tax credits as a reduction of income tax expense in the period that the qualifying property giving rise to the credits was placed into service, except where tax normalization applied. Subsequent to the change in policy, the Companies record deferred unamortized investment tax credits as a deferred credit (reflected within liabilities in the Companies'

Consolidated Balance Sheets) when placed into service and amortize the investment tax credits into earnings as a reduction in income tax expense over the service lives of the related property. This change in accounting policy is expected to have an insignificant impact on the Companies' regulated operations. Although the application of the flow-through method is considered acceptable, the deferral method is the preferred method of accounting for investment tax credits as it promotes matching of the benefits of the recognition of the investment tax credit with the expected use of the asset. The Companies applied this change in accounting policy retrospectively to all prior periods presented.

The following table details the increase (decrease) to each affected line item in the Companies' Consolidated Statements of Income for the periods presented:

	Dominion Energy			Virginia Power		
Year ended December 31,	**2023**	2022	2021	**2023**	2022	2021
(millions, except per share amounts)						
Investment Tax Credit-Related Impacts						
Income tax expense	**$ (19)**	$ 94	$ (340)	**$(9)**	$ 103	$ 50
Net income from continuing operations[1]	**19**	(94)	340	**9**	(103)	(50)
Net income from discontinued operations[2]	**13**	—	—			
Earnings per share[1][2]	**0.04**	(0.11)	0.42			
Other Impacts[3]						
Impairment of assets and other charges	**—**	(560)	—			
Losses (gains) on sales of assets	**—**	—	303			
Depreciation and amortization	**18**	—	13			
Income tax expense	**(4)**	139	(81)			
Net income from continuing operations[4][5]	**(14)**	421	(230)			
Earnings per share[4]	**(0.02)**	0.51	(0.28)			

(1) The impact to Dominion Energy's net income from continuing operations includes an increase (decrease) of $(13) million ($(0.02) per share), $(12) million ($(0.01) per share), $(15) million ($(0.02) per share) and $59 million ($0.07 per share) for the first, second, third and fourth quarters of 2023, respectively. Virginia Power's net income includes an increase of $2 million, $2 million, $2 million and $3 million for the first, second, third and fourth quarters of 2023, respectively.
(2) The impact to Dominion Energy's income tax expense presented within net income from discontinued operations resulted in an increase of $0.02 per share in the third quarter of 2023.
(3) Other impacts are primarily associated with the impairment of certain solar generation facilities held within Contracted Energy in 2022 and non-wholly-owned solar generation facilities sold in 2021.
(4) Includes a decrease of $6 million attributable to noncontrolling interests for the year ended December 31, 2021.
(5) The impact to Dominion Energy's net income from continuing operations includes a decrease of $3 million (less than $0.01 per share), $3 million (less than $0.01 per share), $4 million (less than $0.01 per share) and $4 million (less than $0.01 per share) for the first, second, third and fourth quarters of 2023, respectively.

The following table details the increase (decrease) to each affected line item in the Companies' Consolidated Balance Sheets for the periods presented:

	Dominion Energy		Virginia Power	
At December 31,	**2023**	2022	**2023**	2022
(millions)				
Investment Tax Credit-Related Impacts				
Deferred income taxes and investment tax credits	**$589**	$625	**$264**	$278
Noncurrent regulatory liabilities	**23**	18	**23**	18
Other Impacts[1]				
Property, plant and equipment	**533**	533		
Accumulated depreciation and amortization	**60**	44		
Intangible assets, net	**14**	14		
Operating lease assets[2]	**55**	57		
Deferred income taxes and investment tax credits	**135**	139		

(1) Other impacts are primarily associated with the impairment of certain solar generation facilities held within Contracted Energy in 2022 and non-wholly-owned solar generation facilities sold in 2021.
(2) Included in other deferred charges and other assets in the Companies' Consolidated Balance Sheets.

In addition to the above impacts, Dominion Energy and Virginia Power recorded a cumulative decrease of $660 million and $143 million, respectively, to retained earnings as of January 1, 2021. In addition, Dominion Energy recorded a cumulative increase of $223 million to noncontrolling interests as of January 1, 2021.

Operating Revenue

Operating revenue is recorded on the basis of services rendered, commodities delivered, or contracts settled and includes amounts yet to be billed to customers. The Companies collect sales, consumption and consumer utility taxes; however, these amounts are excluded from revenue. Dominion Energy's customer receivables at December 31, 2023 and 2022 included $1.0 billion and $1.1 billion, respectively, of accrued unbilled revenue based on estimated amounts of electricity and natural gas delivered but not yet billed to its utility customers. The balances presented within current assets held for sale were $284 million and $324 million at December 31, 2023 and 2022, respectively. Virginia Power's customer receivables at December 31, 2023 and 2022 included $550 million and $620 million, respectively, of accrued unbilled revenue based on estimated amounts of electricity delivered but not yet billed to its customers. See Note 25 for amounts attributable to related parties.

The primary types of sales and service activities reported as operating revenue for Dominion Energy are as follows:

Revenue from Contracts with Customers

- **Regulated electric sales** consist primarily of state-regulated retail electric sales, and federally-regulated wholesale electric sales and electric transmission services;
- **Nonregulated electric sales** consist primarily of sales of electricity at market-based rates and contracted fixed rates and associated hedging activity as well as sales to Virginia Power customers from non-jurisdictional solar generation facilities;
- **Regulated gas sales** consist primarily of state-regulated natural gas sales and related distribution services;
- **Regulated gas transportation and storage sales** consist of state-regulated sales of gathering services (through August 2022) and sales of transportation services to off-system customers;
- **Other regulated revenue** consists primarily of miscellaneous service revenue from electric and gas distribution operations and sales of excess electric capacity and other commodities; and
- **Other nonregulated revenue** consists primarily of sales of other miscellaneous products. Other nonregulated revenue also includes sales of energy-related products and services from Dominion Energy's retail energy marketing operations (through December 2021), service concession arrangements (through December 2022) and revenue associated with services provided to entities presented in discontinued operations under transition services agreements.

Other Revenue

- **Other revenue** consists primarily of alternative revenue programs, gains and losses from derivative instruments not subject to hedge accounting and lease revenues.

The primary types of sales and service activities reported as operating revenue for Virginia Power are as follows:

Revenue from Contracts with Customers

- **Regulated electric sales** consist primarily of state-regulated retail electric sales and federally-regulated wholesale electric sales and electric transmission services;
- **Nonregulated electric sales** consists of sales to customers from non-jurisdictional solar generation facilities;
- **Other regulated revenue** consists primarily of sales of excess capacity and other commodities and miscellaneous service revenue from electric distribution operations; and
- **Other nonregulated revenue** consists primarily of revenue from renting space on certain electric transmission poles and distribution towers and service concession arrangements (through October 2022).

Other Revenue

- **Other revenue** consists primarily of alternative revenue programs, gains and losses from derivative instruments not subject to hedge accounting and lease revenues.

The Companies record refunds to customers as required by state commissions as a reduction to regulated electric sales or regulated gas sales, as applicable. The Companies' revenue accounted for under the alternative revenue program guidance primarily consists of the equity return for under-recovery of certain riders. Alternative revenue programs compensate the Companies for certain projects and initiatives. Revenues arising from these programs are presented separately from revenue arising from contracts with customers in the categories above.

Revenues from electric and gas sales are recognized over time, as the customers of the Companies consume gas and electricity as it is delivered. Fixed fees are recognized ratably over the life of the contract as the stand-ready performance obligation is satisfied, while variable usage fees are recognized when Dominion Energy has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the performance obligation completed to date. Sales of products and services typically transfer control and are recognized as revenue upon delivery of the product or service. The customer is able to direct the use of, and obtain substantially all of the benefits from, the product at the time the product is delivered. The contract with the customer states the final terms of the sale, including the description, quantity and price of each product or service purchased. Payment for most sales and services varies by contract type but is typically due within a month of billing.

Revenue included in Discontinued Operations

Operating revenue for the gas transmission and storage operations sold to Southwest Gas as part of the Q-Pipe Group sale primarily consisted of FERC-regulated sales of transmission and storage services, sales of extracted products and associated hedging activities and NGL activities, including gathering and processing and sales of production and condensate.

Transportation and storage contracts associated with the operations sold to Southwest Gas as part of the Q-Pipe Group sale were primarily stand-ready service contracts that include fixed reservation and variable usage fees. NGLs received during natural gas processing are recorded in discontinued operations at fair value as service revenue recognized over time, and revenue continued to be recognized from the subsequent sale of the NGLs to customers upon delivery.

Operating revenue for the gas distribution operations to be sold to Enbridge as part of the East Ohio, PSNC and Questar Gas Transactions primarily consists of state-regulated natural gas sales to residential, commercial and industrial customers and related distribution services, state regulated gas distribution charges to retail distribution service customers opting for alternate suppliers and sales of commodities related to nonregulated extraction activities.

Transportation and storage contracts associated with the operations to be sold to Enbridge as part of the East Ohio, PSNC and Questar Gas Transactions are primarily stand-ready service contracts that include fixed reservation and variable usage fees. Substantially all of the revenue associated with these local gas distribution companies is derived from performance obligations satisfied over time and month-to-month billings according to their respective tariffs.

Credit Risk

Credit risk is the risk of financial loss if counterparties fail to perform their contractual obligations. In order to minimize overall credit risk, credit policies are maintained, including the evaluation of counterparty financial condition, collateral requirements and the use of standardized agreements that facilitate the netting of cash flows associated with a single counterparty. In addition, counterparties may make available collateral, including letters of credit or cash held as margin deposits, as a result of exceeding agreed-upon credit limits, or may be required to prepay the transaction.

The Companies maintain a provision for credit losses based on factors surrounding the credit risk of their customers, historical trends and other information. Expected credit losses are estimated and recorded based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of financial assets held at amortized cost as well as expected credit losses on commitments with respect to financial guarantees.

Electric Fuel, Purchased Energy and Purchased Gas-Deferred Costs

Where permitted by regulatory authorities, the differences between the Companies' actual electric fuel and purchased energy expenses and Dominion Energy's purchased gas expenses and the related levels of recovery for these expenses in current rates are deferred and matched against recoveries in future periods. The deferral of costs in excess of current period fuel rate recovery is recognized as a regulatory asset, while rate recovery in excess of current period fuel expenses is recognized as a regulatory liability.

Of the cost of fuel used in electric generation and energy purchases to serve Virginia utility customers, at December 31, 2023, approximately 86% is subject to Virginia Power's deferred fuel accounting, while substantially all of the remaining amount is subject to recovery through similar mechanisms. Of the cost of fuel used in electric generation and energy purchases to serve South Carolina utility customers, at December 31, 2023, approximately 96% is subject to DESC's deferred fuel accounting.

Virtually all of East Ohio, Questar Gas, DESC and PSNC's natural gas purchases are either subject to deferral accounting or are recovered from the customer in the same accounting period as the sale.

Dominion Energy can earn certain cost saving sharing incentives under the Wexpro Agreements to the extent that the cost of gas supplied to Questar Gas is a certain amount lower than third-party market rates. In 2023 and 2022, Dominion Energy

recorded $4 million and $27 million, respectively, for such incentives, reflected in discontinued operations in Dominion Energy's Consolidated Statements of Income. No amounts were recorded for the year ended December 31, 2021.

Income Taxes

A consolidated federal income tax return is filed for Dominion Energy and its subsidiaries, including Virginia Power. In addition, where applicable, combined income tax returns for Dominion Energy and its subsidiaries are filed in various states; otherwise, separate state income tax returns are filed.

Virginia Power participates in intercompany tax sharing agreements with Dominion Energy and its subsidiaries. Current income taxes are based on taxable income or loss and credits determined on a separate company basis.

Under the agreements, if a subsidiary incurs a tax loss or earns a credit, recognition of current income tax benefits is limited to refunds of prior year taxes obtained by the carryback of the net operating loss or credit or to the extent the tax loss or credit is absorbed by the taxable income of other Dominion Energy consolidated group members. Otherwise, the net operating loss or credit is carried forward and is recognized as a deferred tax asset until realized.

Accounting for income taxes involves an asset and liability approach. Deferred income tax assets and liabilities are provided, representing future effects on income taxes for temporary differences between the bases of assets and liabilities for financial reporting and tax purposes. Accordingly, deferred taxes are recognized for the future consequences of different treatments used for the reporting of transactions in financial accounting and income tax returns. The Companies establish a valuation allowance when it is more-likely-than-not that all, or a portion, of a deferred tax asset will not be realized. Where the treatment of temporary differences is different for rate-regulated operations, a regulatory asset is recognized if it is probable that future revenues will be provided for the payment of deferred tax liabilities.

The Companies recognize positions taken, or expected to be taken, in income tax returns that are more-likely-than-not to be realized, assuming that the position will be examined by tax authorities with full knowledge of all relevant information.

If it is not more-likely-than-not that a tax position, or some portion thereof, will be sustained, the related tax benefits are not recognized in the financial statements. Unrecognized tax benefits may result in an increase in income taxes payable, a reduction of income tax refunds receivable or changes in deferred taxes. Also, when uncertainty about the deductibility of an amount is limited to the timing of such deductibility, the increase in income taxes payable (or reduction in tax refunds receivable) is accompanied by a decrease in deferred tax liabilities. Except when such amounts are presented net with amounts receivable from or amounts prepaid to tax authorities, noncurrent income taxes payable related to unrecognized tax benefits are classified in other deferred credits and other liabilities on the Consolidated Balance Sheets and current payables are included in accrued interest, payroll and taxes on the Consolidated Balance Sheets.

The Companies recognize interest on underpayments and overpayments of income taxes in interest expense and other income, respectively. Penalties are also recognized in other income.

In 2021, Dominion Energy reflected a $21 million benefit from the reversal of interest expense and a $7 million benefit from the reversal of penalty expense on uncertain tax positions that were effectively settled.

At December 31, 2023, Virginia Power had an income tax-related affiliated receivable of $40 million, comprised of $45 million of federal income taxes receivable from, and $5 million of state income payable to, Dominion Energy. Virginia Power's net affiliated balances are expected to be received from Dominion Energy.

At December 31, 2022, Virginia Power had a net income tax-related affiliated payable of $22 million, comprised of $25 million of federal income taxes payable to, and $3 million of state income taxes receivable from, Dominion Energy. Virginia Power's net affiliated balances were paid to Dominion Energy.

Investment tax credits for both regulated and nonregulated operations are deferred and amortized to income tax expense over the service lives of the properties giving rise to the credits in the year qualifying property is placed in service. The Companies recognize the tax benefit related to initial book and tax basis differences as a reduction of income tax expense in the year in which the qualifying property is placed into service, except where cost-of-service rate regulation applies. Production tax credits are recognized as energy is generated and sold. The IRA allows the election of either the investment tax credit or production tax credit for certain technologies including solar and wind. Such election is made on a project-by-project basis and the choice of credit may vary based on a combination of factors including, but not limited to, capital expenditures and net capacity factors.

Cash, Restricted Cash and Equivalents

Cash, restricted cash and equivalents include cash on hand, cash in banks and temporary investments purchased with an original maturity of three months or less.

Current banking arrangements generally do not require checks to be funded until they are presented for payment. The following table illustrates the checks outstanding but not yet presented for payment and recorded in accounts payable for the Companies:

At December 31,	2023	2022
(millions)		
Dominion Energy[1]	**$54**	$35
Virginia Power	**44**	21

(1) In addition, at December 31, 2023 and 2022, Dominion Energy had $19 million and $14 million, respectively, of checks outstanding but not yet presented for payment included in current liabilities held for sale.

RESTRICTED CASH AND EQUIVALENTS

The Companies hold restricted cash and equivalent balances that primarily consist of amounts held for litigation settlements, customer deposits, federal assistance funds and future debt payments on SBL Holdco and Dominion Solar Projects III, Inc.'s term loan agreements (through December 2021), on DECP Holdings' term loan agreement (through September 2023) and on Eagle Solar's senior note agreement (through February 2024).

The following table provides a reconciliation of the total cash, restricted cash and equivalents reported within the Companies' Consolidated Balance Sheets to the corresponding amounts reported within the Companies' Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021 and 2020:

	Cash, Restricted Cash and Equivalents at End/Beginning of Year			
	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2020
(millions)				
Dominion Energy				
Cash and cash equivalents[1]	**$217**	$153	$283	$179
Restricted cash and equivalents[2][3]	**84**	188	125	68
Cash, restricted cash and equivalents shown in the Consolidated Statements of Cash Flows	**$301**	$341	$408	$247
Virginia Power				
Cash and cash equivalents	**$ 90**	$ 22	$ 26	$ 35
Restricted cash and equivalents[3]	**—**	2	—	—
Cash, restricted cash and equivalents shown in the Consolidated Statements of Cash Flows	**$ 90**	$ 24	$ 26	$ 35

(1) At December 31, 2023, 2022, 2021 and 2020, Dominion Energy had $33 million, $34 million, $49 million and $21 million, respectively, of cash and cash equivalents included in current assets held for sale.

(2) At December 31, 2023, 2022, 2021 and 2020, Dominion Energy had $4 million, $2 million, $3 million and $3 million, respectively, of restricted cash and equivalents included in current assets held for sale with the remaining balances presented within other current assets in Dominion Energy's Consolidated Balance Sheets.

(3) Restricted cash and equivalents balances are presented within other current assets in Virginia Power's Consolidated Balance Sheets.

SUPPLEMENTAL CASH FLOW INFORMATION

The following table provides supplemental disclosure of cash flow information related to Dominion Energy:

Year Ended December 31,	2023	2022	2021
(millions)			
Cash paid during the year for:			
Interest and related charges, excluding capitalized amounts	**$1,991**	$1,408	$1,340
Income taxes	**286**	139	160
Significant noncash investing and financing activities:[1][2]			
Accrued capital expenditures	**1,085**	979	637
Leases[3]	**255**	144	96

(1) See Note 9 for noncash investing activities related to the acquisition of a noncontrolling interest in Wrangler and Dominion Privatization.

(2) See Notes 18, 19, 20 and 23 for noncash financing activities related to the contribution of stock to Dominion Energy's defined benefit pension

plan, remarketing of Series A Preferred Stock and the issuance of common stock and transfer of property associated with the settlement of litigation.

(3) Includes $44 million of finance leases and $211 million of operating leases entered in 2023, $34 million of finance leases and $110 million of operating leases entered in 2022 and $47 million of finance leases and $49 million of operating leases entered in 2021.

The following table provides supplemental disclosure of cash flow information related to Virginia Power:

Year Ended December 31,	2023	2022	2021
(millions)			
Cash paid (received) during the year for:			
Interest and related charges, excluding capitalized amounts	**$709**	$599	$501
Income taxes	**(47)**	(54)	109
Significant noncash investing activities:			
Accrued capital expenditures	**807**	665	363
Leases(1)	**203**	116	79

(1) Includes $30 million of finance leases and $173 million of operating leases entered in 2023, $26 million of finance leases and $90 million of operating leases entered in 2022 and $37 million of finance leases and $42 million of operating leases entered in 2021.

Distributions from Equity Method Investees

Dominion Energy holds investments that are accounted for under the equity method of accounting and classifies distributions from equity method investees as either cash flows from operating activities or cash flows from investing activities in the Consolidated Statements of Cash Flows according to the nature of the distribution. Distributions received are classified on the basis of the nature of the activity of the investee that generated the distribution as either a return on investment (classified as cash flows from operating activities) or a return of an investment (classified as cash flows from investing activities) when such information is available to Dominion Energy.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. However, the use of a mid-market pricing convention (the mid-point between bid and ask prices) is permitted. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. This includes not only the credit standing of counterparties involved and the impact of credit enhancements but also the impact of the Companies' own nonperformance risk on their liabilities. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). Dominion Energy applies fair value measurements to certain assets and liabilities including commodity, interest rate and/or foreign currency exchange rate derivative instruments, and other investments including those held in nuclear decommissioning, rabbi, and pension and other postretirement benefit plan trusts, in accordance with the requirements discussed above. Virginia Power applies fair value measurements to certain assets and liabilities including commodity, interest rate and/or foreign currency exchange rate derivative instruments and other investments including those held in the nuclear decommissioning trust, in accordance with the requirements discussed above. The Companies apply credit adjustments to their derivative fair values in accordance with the requirements described above.

Inputs and Assumptions

Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, price information is sought from external sources, including industry publications, and to a lesser extent, broker quotes. When evaluating pricing information provided by Designated Contract Market settlement pricing, other pricing services, or brokers, the Companies consider the ability to transact at the quoted price, i.e. if the quotes are based on an active market or an inactive market and to the extent which pricing models are used, if pricing is not readily available. If pricing information from external sources is not available, or if the Companies believe that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases the unobservable inputs are developed and substantiated using historical information, available market data, third-party data and statistical analysis. Periodically, inputs to valuation models are reviewed and revised as needed, based on historical information, updated market data, market liquidity and relationships and changes in third-party sources.

For options and contracts with option-like characteristics where observable pricing information is not available from external sources, the Companies generally use a model that considers time value, the volatility of the underlying commodities and other relevant assumptions when estimating fair value. For contracts with unique characteristics, the Companies may estimate fair value using a discounted cash flow approach deemed appropriate in the circumstances and applied consistently from period to period. For individual contracts, the use of different valuation models or assumptions could have a significant effect on the contract's estimated fair value.

Combined Notes to Consolidated Financial Statements, Continued

The inputs and assumptions used in measuring fair value include the following:

Inputs and assumptions	Commodity	Interest Rate	Foreign Currency Exchange Rate	Investments
Derivative Contracts				
Forward commodity prices	X			
Transaction prices	X			
Price volatility	X			
Price correlation	X			
Volumes	X			
Commodity location	X			
Interest rate curves		X		
Foreign currency forward exchange rates			X	
Quoted securities prices and indices				X
Securities trading information including volume and restrictions				X
Maturity				X
Interest rates	X		X	X
Credit quality of counterparties and the Companies	X	X	X	X
Credit enhancements	X	X		
Notional value		X	X	
Time value	X	X	X	

LEVELS

The Companies also utilize the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities that they have the ability to access at the measurement date. Instruments categorized in Level 1 primarily consist of financial instruments such as certain exchange-traded derivatives and exchange-listed equities, U.S. and international equity securities, mutual funds and certain Treasury securities held in nuclear decommissioning trust funds for the Companies and benefit plan trust funds and rabbi trust funds for Dominion Energy.

- Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived from observable market data by correlation or other means. Instruments categorized in Level 2 primarily include commodity forwards and swaps, interest rate swaps, foreign currency exchange rate instruments and cash and cash equivalents, corporate debt instruments, government securities and other fixed income investments held in nuclear decommissioning trust funds for the Companies and benefit plan trust funds and rabbi trust funds for Dominion Energy.

- Level 3—Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability. Instruments categorized in Level 3 for the Companies consist of long-dated commodity derivatives, FTRs, certain natural gas options and other modeled commodity derivatives.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. Alternative investments, consisting of investments in partnerships, joint ventures and other alternative investments held in nuclear decommissioning and benefit plan trust funds, are generally valued using NAV based on the proportionate share of the fair value as determined by reference to the most recent audited fair value financial statements or fair value statements provided by the investment manager adjusted for any significant events occurring between the investment manager's and the Companies' measurement date. Alternative investments recorded at NAV are not classified in the fair value hierarchy.

Transfers out of Level 3 represent assets and liabilities that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2. Because the activity and liquidity of commodity markets vary substantially between regions and time periods, the availability of observable inputs for substantially the full term and value of the Companies' over-the-counter derivative contracts is subject to change.

Derivative Instruments

The Companies are exposed to the impact of market fluctuations in the price of electricity, natural gas and other energy-related products they market and purchase, as well as interest rate and foreign currency exchange rate risks in their business operations. The Companies use derivative instruments such as physical and financial forwards, futures, swaps, options, foreign currency transactions and FTRs to manage the commodity, interest rate and/or foreign currency exchange rate risks of their business operations.

Derivative assets and liabilities are presented gross on the Companies' Consolidated Balance Sheets. Derivative contracts representing unrealized gain positions and purchased options are reported as derivative assets. Derivative contracts representing unrealized losses and options sold are reported as derivative liabilities. All derivatives, except those for which an exception applies, are required to be reported at fair value. One of the exceptions to fair value accounting, normal purchases and normal sales, may be elected when the contract satisfies certain criteria, including a requirement that physical delivery of the underlying commodity is probable. Expenses and revenues resulting from deliveries under normal purchase contracts and normal sales contracts, respectively, are included in earnings at the time of contract performance. See *Fair Value Measurements* above for additional information about fair value measurements and associated valuation methods for derivatives.

The Companies' derivative contracts include both over-the-counter transactions and those that are executed on an exchange or other trading platform (exchange contracts) and centrally cleared. Over-the-counter contracts are bilateral contracts that are transacted directly with a third party. Exchange contracts utilize a financial intermediary, exchange or clearinghouse to enter, execute or clear the transactions. Certain over-the-counter and exchange contracts contain contractual rights of offset through master netting arrangements, derivative clearing agreements and contract default provisions. In addition, the contracts are subject to conditional rights of offset through counterparty nonperformance, insolvency or other conditions.

In general, most over-the-counter transactions and all exchange contracts are subject to collateral requirements. Types of collateral for over-the-counter and exchange contracts include cash, letters of credit, and in some cases, other forms of security, none of which are subject to restrictions.

The Companies do not offset amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Dominion Energy had margin assets of $38 million and $480 million associated with cash collateral at December 31, 2023 and 2022, respectively. Dominion Energy had margin liabilities of $15 million associated with cash collateral at December 31, 2023 and no amounts outstanding at December 31, 2022. Virginia Power had margin assets of $35 million and $310 million associated with cash collateral at December 31, 2023 and 2022, respectively. Virginia Power had no margin liabilities associated with cash collateral at December 31, 2023 and 2022. See Note 7 for further information about derivatives.

To manage price and interest rate risk, the Companies hold derivative instruments that are not designated as hedges for accounting purposes. However, to the extent the Companies do not hold offsetting positions for such derivatives, they believe these instruments represent economic hedges that mitigate their exposure to fluctuations in commodity prices or interest rates. All income statement activity, including amounts realized upon settlement, is presented in operating revenue, operating expenses, interest and related charges or discontinued operations based on the nature of the underlying risk.

Changes in the fair value of derivative instruments result in the recognition of regulatory assets or regulatory liabilities for jurisdictions subject to cost-based rate regulation. Realized gains or losses on the derivative instruments are generally recognized when the related transactions impact earnings.

DERIVATIVE INSTRUMENTS DESIGNATED AS HEDGING INSTRUMENTS

In accordance with accounting guidance pertaining to derivatives and hedge accounting, the Companies designate a portion of their derivative instruments as cash flow hedges for accounting purposes. For derivative instruments that are accounted for as cash flow hedges, the cash flows from the derivatives and from the related hedged items are classified in operating cash flows.

Cash Flow Hedges

A majority of the Companies' hedge strategies represents cash flow hedges of the variable price risk primarily associated with the use of interest rate swaps to hedge their exposure to variable interest rates on long-term debt. For transactions in which the Companies are hedging the variability of cash flows, changes in the fair value of the derivatives are reported in AOCI, to the extent they are effective at offsetting changes in the hedged item, or as appropriate to regulatory assets or regulatory liabilities. Any derivative gains or losses reported in AOCI are reclassified to earnings when the forecasted item is included in earnings, or earlier, if it becomes probable that the forecasted transaction will not occur. For cash flow hedge transactions, hedge accounting is discontinued if the occurrence of the forecasted transaction is no longer probable.

Property, Plant and Equipment

Property, plant and equipment is recorded at lower of original cost or fair value, if impaired. Capitalized costs include labor, materials and other direct and indirect costs such as asset retirement costs, capitalized interest and, for certain operations subject to cost-of-service rate regulation, AFUDC and overhead costs. The cost of repairs and maintenance, including minor additions and replacements, is generally charged to expense as it is incurred.

In 2023, 2022 and 2021, Dominion Energy capitalized interest costs and AFUDC to property, plant and equipment of $159 million, $84 million and $96 million, respectively. In 2023, 2022 and 2021, Virginia Power capitalized AFUDC to property, plant and equipment of $86 million, $66 million and $78 million, respectively.

Under Virginia law, certain Virginia jurisdictional projects qualify for current recovery of AFUDC through rate adjustment clauses. AFUDC on these projects is calculated and recorded as a regulatory asset and is not capitalized to property, plant and equipment. In 2023, 2022 and 2021, Virginia Power recorded less than $1 million, $34 million and $35 million of AFUDC related to these projects, respectively.

For property subject to cost-of-service rate regulation, including the Companies' electric distribution, electric transmission and generation property and Dominion Energy's natural gas distribution property, the undepreciated cost of such property, less salvage value, is generally charged to accumulated depreciation at retirement. Cost of removal collections from utility customers not representing AROs are recorded as regulatory liabilities. For property subject to cost-of-service rate regulation that will be abandoned significantly before the end of its useful life, the net carrying value is reclassified from plant-in-service when it becomes probable it will be abandoned and recorded as a regulatory asset for amounts expected to be collected through future rates.

In 2023 and 2022, Virginia Power had the following charges, recorded in impairment of assets and other charges in its Consolidated Statements of Income (reflected in the Corporate and Other segment), related to early retirements:

• In 2023, Virginia Power recorded a charge of $25 million ($19 million after-tax) as a result of the abandonment of long-lived assets associated with certain rooftop solar and other projects before the end of their useful lives.
• In 2022, Virginia Power recorded charges of $167 million ($124 million after-tax) associated with dismantling of certain electric generation facilities.

For property that is not subject to cost-of-service rate regulation, including nonutility property, cost of removal not associated with AROs is charged to expense as incurred. The Companies also record gains and losses upon retirement based upon the difference between the proceeds received, if any, and the property's net book value at the retirement date.

Depreciation of property, plant and equipment is computed on the straight-line method based on projected service lives. The Companies' average composite depreciation rates on utility property, plant and equipment are as follows:

Year Ended December 31,	2023	2022	2021
(percent)			
Dominion Energy[1]			
Generation	**2.65**	2.71	2.63
Transmission	**2.32**	2.32	2.52
Distribution	**2.72**	2.80	2.85
General and other	**4.20**	4.31	4.36
Virginia Power			
Generation	**2.75**	2.84	2.69
Transmission	**2.29**	2.29	2.51
Distribution	**2.78**	2.76	3.18
General and other	**4.60**	4.78	5.08

(1) Excludes rates for depreciation reported as discontinued operations.

In January 2022, Dominion Energy revised the estimated useful life of its non-jurisdictional and certain nonregulated solar generation facilities to 35 years. This revision resulted in an annual decrease of depreciation expense of $16 million ($12 million after-tax), including $6 million ($4 million after-tax) at Virginia Power, and increased Dominion Energy's EPS by approximately $0.02.

In the first quarter of 2022, Virginia Power revised the depreciation rates for its assets to reflect the results of a new depreciation study. The change resulted in a decrease in depreciation expense in Virginia Power's Consolidated Statements of Income of $60 million ($45 million after-tax) and increased Dominion Energy's EPS by $0.05.

Effective December 2023, Dominion Energy revised the estimated useful lives for Millstone Units 2 and 3 to reflect lower depreciation rates as a result of its expectation that a 20-year license extension is approved for these facilities. For the year ended December 31, 2023, this revision resulted in an inconsequential impact. This revision is expected to result in an annual decrease of depreciation expense of approximately $40 million ($30 million after-tax) and increase Dominion Energy's 2024 EPS by approximately $0.04.

Effective January 2024, Virginia Power revised the depreciation rates for Bath County as a result of its expectation that a license extension of at least 40 years will be approved for this facility. This revision is expected to result in an annual decrease of depreciation expense of approximately $15 million ($11 million after-tax) and increase Dominion Energy's EPS by approximately $0.01.

Virginia Power's non-jurisdictional solar generation property, plant and equipment is depreciated using the straight-line method over an estimated useful life of 35 years, effective January 2022.

Capitalized costs of development wells and leaseholds are amortized on a field-by-field basis using the unit-of-production method and the estimated proved developed or total proved gas and oil reserves, at a rate of $1.73 and $1.67 per mcfe in 2023

and 2022, respectively. Depletion associated with Wexpro's operations is reflected within discontinued operations. See Note 3 for additional information.

Dominion Energy's nonutility property, plant and equipment is depreciated using the straight-line method over the following estimated useful lives:

Asset	Estimated Useful Lives[1]
Nonregulated generation-nuclear	**54-64 years**
Nonregulated generation-other	**30-35 years**
General and other	**5-50 years**

(1) The estimated useful life for a generation station is made on a unit basis if the facility has multiple generating units and represents the period the unit was placed in service or acquired until the end of its license or estimated service period.

Nuclear fuel used in electric generation is amortized over its estimated service life on a units-of-production basis. The Companies report the amortization of nuclear fuel in electric fuel and other energy-related purchases expense in their Consolidated Statements of Income and in depreciation and amortization in their Consolidated Statements of Cash Flows.

Long-Lived and Intangible Assets

The Companies perform an evaluation for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets or intangible assets with finite lives may not be recoverable. A long-lived or intangible asset is written down to fair value if the sum of its expected future undiscounted cash flows is less than its carrying amount. Intangible assets with finite lives are amortized over their estimated useful lives. See Note 6 for further discussion on the impairment of long-lived assets.

Accounting for Regulated Operations

The accounting for the Companies' regulated electric and gas operations differs from the accounting for nonregulated operations in that the Companies are required to reflect the effect of rate regulation in their Consolidated Financial Statements. For regulated businesses subject to federal or state cost-of-service rate regulation, regulatory practices that assign costs to accounting periods may differ from accounting methods generally applied by nonregulated companies. When it is probable that regulators will permit the recovery of current costs through future rates charged to customers, these costs that otherwise would be expensed by nonregulated companies are deferred as regulatory assets. Likewise, regulatory liabilities are recognized when it is probable that regulators will require customer refunds or other benefits through future rates or when revenue is collected from customers for expenditures that have yet to be incurred. In addition, a loss is recognized if it becomes probable that capital expenditures will be disallowed for ratemaking purposes and if a reasonable estimate of the amount of the disallowance can be made.

The Companies evaluate whether or not recovery of their regulatory assets through future rates is probable as well as whether a regulatory liability due to customers is probable and make various assumptions in their analyses. These analyses are generally based on:

• Orders issued by regulatory commissions, legislation and judicial actions;

- Past experience;
- Discussions with applicable regulatory authorities and legal counsel;
- Estimated construction costs;
- Forecasted earnings; and
- Considerations around the likelihood of impacts from events such as unusual weather conditions, extreme weather events and other natural disasters and unplanned outages of facilities.

Generally, regulatory assets and liabilities are amortized into income over the period authorized by the regulator. If recovery of a regulatory asset is determined to be less than probable, it will be written off in the period such assessment is made. A regulatory liability, if considered probable, will be recorded in the period such assessment is made or reversed into earnings if no longer probable. In connection with the 2023 Biennial Review, the Companies have concluded that it is not probable that Virginia Power will have earnings in excess of 70 basis points above its authorized ROE for the period January 1, 2021 through December 31, 2022 currently under review with the Virginia Commission or in excess of an expected authorized ROE of 9.70% for the period January 1, 2023 through December 31, 2024 in connection with the future 2025 Biennial Review. As a result, no regulatory liability for Virginia Power ratepayer credits to customers has been recorded at December 31, 2023. See Notes 12 and 13 to the Consolidated Financial Statements for additional information.

Leases

The Companies lease certain assets including vehicles, real estate, office equipment and other operational assets under both operating and finance leases. For the Companies' operating leases, rent expense is recognized on a straight-line basis over the term of the lease agreement, subject to regulatory framework. Rent expense associated with operating leases, short-term leases and variable leases is primarily recorded in other operations and maintenance expense in the Companies' Consolidated Statements of Income. Rent expense associated with finance leases results in the separate presentation of interest expense on the lease liability and amortization expense of the related right-of-use asset in the Companies' Consolidated Statements of Income or, subject to regulatory framework, is deferred within regulatory assets in the Consolidated Balance Sheets and amortized into the Consolidated Statements of Income.

Certain of the Companies' leases include one or more options to renew, with renewal terms that can extend the lease from one to 70 years. The exercise of renewal options is solely at the Companies' discretion and is included in the lease term if the option is reasonably certain to be exercised. A right-of-use asset and corresponding lease liability for leases with original lease terms of one year or less are not included in the Consolidated Balance Sheets, unless such leases contain renewal options that the Companies are reasonably certain will be exercised. Additionally, certain of the Companies' leases contain escalation clauses whereby payments are adjusted for consumer price or other indices or contain fixed dollar or percentage increases. The Companies also have leases with variable payments based upon usage of, or revenues associated with, the leased assets.

The determination of the discount rate utilized has a significant impact on the calculation of the present value of the lease liability included in the Companies' Consolidated Balance Sheets. For the Companies' fleet of leased vehicles, the discount rate is equal to the prevailing borrowing rate earned by the lessor. For the Companies' remaining leased assets, the discount rate implicit in the lease is generally unable to be determined from a lessee perspective. As such, the Companies use internally-developed incremental borrowing rates as a discount rate in the calculation of the present value of the lease liability. The incremental borrowing rates are determined based on an analysis of the Companies' publicly available unsecured borrowing rates, adjusted for a collateral discount, over various lengths of time that most closely correspond to the Companies' lease maturities.

In addition, Dominion Energy acts as lessor under certain power purchase agreements in which the counterparty or counterparties purchase substantially all of the output of certain solar facilities. These leases are considered operating in nature. For such leasing arrangements, rental revenue and an associated accounts receivable are recorded when the monthly output of the solar facility is determined. Depreciation on these solar facilities is computed on a straight-line basis primarily over an estimated useful life of 35 years, effective January 2022.

Asset Retirement Obligations

The Companies recognize AROs at fair value as incurred or when sufficient information becomes available to determine a reasonable estimate of the fair value of future retirement activities to be performed, for which a legal obligation exists. These amounts are generally capitalized as costs of the related tangible long-lived assets. Since relevant market information is not available, fair value is estimated using discounted cash flow analyses. Quarterly, the Companies assess their AROs to determine if circumstances indicate that estimates of the amounts or timing of future cash flows associated with retirement activities have changed. AROs are adjusted when significant changes in the amounts or timing of future cash flows are identified. Dominion Energy reports accretion of AROs and depreciation on asset retirement costs associated with its natural gas pipelines of its distribution business as an adjustment to the related regulatory assets or liabilities when revenue is recoverable from customers for AROs. The Companies report accretion of AROs and depreciation on asset retirement costs associated with decommissioning its nuclear power stations as an adjustment to the regulatory asset or liability for certain jurisdictions. Additionally, the Companies report accretion of AROs and depreciation on asset retirement costs associated with certain rider and prospective rider projects and other electric generation and distribution facilities as an adjustment to the regulatory asset for certain jurisdictions. Accretion of all other AROs and depreciation of all other asset retirement costs are reported in other operations and maintenance expense and depreciation expense, respectively, in the Consolidated Statements of Income.

Debt Issuance Costs

The Companies defer and amortize debt issuance costs and debt premiums or discounts over the expected lives of the respective debt issues, considering maturity dates and, if applicable, redemption rights held by others. Deferred debt issuance costs are recorded as a reduction in long-term debt in the Consolidated Balance Sheets. Amortization of the issuance costs is reported as interest expense. Unamortized costs associated with redemptions of debt securities prior to stated maturity dates are generally recognized and recorded in interest expense immediately. As permitted by regulatory authorities, gains or losses resulting from the refinancing or redemption of debt allocable to utility operations subject to cost-based rate regulation are deferred and amortized.

Investments

DEBT SECURITIES

Dominion Energy accounts for and classifies investments in debt securities as trading or available-for-sale securities. Virginia Power classifies investments in debt securities as available-for-sale securities.

- *Debt securities classified as trading securities* include securities held by Dominion Energy in rabbi trusts associated with certain deferred compensation plans. These securities are reported in other investments in the Consolidated Balance Sheets at fair value with net realized and unrealized gains and losses included in other income in the Consolidated Statements of Income.
- *Debt securities classified as available-for-sale securities* include all other debt securities, primarily comprised of securities held in the nuclear decommissioning trusts. These investments are reported at fair value in nuclear decommissioning trust funds in the Consolidated Balance Sheets. Net realized and unrealized gains and losses (including any credit-related impairments) on investments held in nuclear decommissioning trusts are deferred to a regulatory asset or liability, as applicable, for certain jurisdictions subject to cost-based regulation. For all other available-for-sale debt securities, including those held in Dominion Energy's nonregulated generation nuclear decommissioning trusts, net realized gains and losses (including any credit-related impairments) are included in other income and unrealized gains and losses are reported as a component of AOCI, after-tax.

In determining realized gains and losses for debt securities, the cost basis of the security is based on the specific identification method.

Credit Impairment

The Companies periodically review their available-for-sale debt securities to determine whether a decline in fair value should be considered credit related. If a decline in the fair value of any available-for-sale debt security is determined to be credit related, the credit-related impairment is recorded to an allowance included in nuclear decommissioning trust funds in the Companies' Consolidated Balance Sheets at the end of the reporting period, with such allowance for credit losses subject to reversal in subsequent evaluations.

Using information obtained from their nuclear decommissioning trust fixed-income investment managers, the Companies record in earnings, or defer as applicable for certain jurisdictions subject to cost-based regulation, any unrealized loss for a debt security when the manager intends to sell the debt security or it is more-likely-than-not that the manager will have to sell the debt security before recovery of its fair value up to its cost basis. If that is not the case, but the debt security is deemed to have experienced a credit loss, the Companies record the credit loss in earnings or defer as applicable for certain jurisdictions subject to cost-

based regulation, with the remaining non-credit portion of the unrealized loss recorded in AOCI. Credit losses are evaluated primarily by considering the credit ratings of the issuer, prior instances of non-performance by the issuer and other factors.

EQUITY SECURITIES WITH READILY DETERMINABLE FAIR VALUES

Equity securities with readily determinable fair values include securities held by Dominion Energy in rabbi trusts associated with certain deferred compensation plans and securities held by the Companies in the nuclear decommissioning trusts. The Companies record all equity securities with a readily determinable fair value, or for which they are permitted to estimate fair value using NAV (or its equivalent), at fair value in nuclear decommissioning trust funds and other investments in the Consolidated Balance Sheets. Net realized and unrealized gains and losses on equity securities held in the nuclear decommissioning trusts are deferred to a regulatory asset or liability, as applicable, for certain jurisdictions subject to cost-based regulation. For all other equity securities, including those held in Dominion Energy's nonregulated generation nuclear decommissioning trusts and rabbi trusts, net realized and unrealized gains and losses are included in other income in the Consolidated Statements of Income.

EQUITY SECURITIES WITHOUT READILY DETERMINABLE FAIR VALUES

The Companies account for illiquid and privately held securities without readily determinable fair values under either the equity method or cost method. Equity securities without readily determinable fair values include:

- *Equity method investments* when the Companies have the ability to exercise significant influence, but not control, over the investee. Dominion Energy's investments are included in investments in equity method affiliates in its Consolidated Balance Sheets, except for the liability to Atlantic Coast Pipeline or where such investments are classified as held for sale. Dominion Energy records equity method adjustments in other income in its Consolidated Statements of Income, including its proportionate share of investee income or loss, gains or losses resulting from investee capital transactions, amortization of certain differences between the carrying value and the equity in the net assets of the investee at the date of investment and other adjustments required by the equity method.
- *Cost method investments* when the Companies do not have the ability to exercise significant influence over the investee. The Companies' investments are included in other investments and nuclear decommissioning trust funds. Cost method investments are reported at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

Other-Than-Temporary Impairment

The Companies periodically review their equity method investments to determine whether a decline in fair value should be considered other-than-temporary. If a decline in the fair value of any security is determined to be other-than-temporary, the investment is written down to its fair value at the end of the reporting period.

Inventories

Materials and supplies and fossil fuel inventories are valued primarily using the weighted-average cost method. Stored gas inventory is valued using the weighted-average cost method, except for East Ohio gas distribution operations, which are valued using the LIFO method and reflected in current assets held for sale in Dominion Energy's Consolidated Balance Sheets. Under the LIFO method, current stored gas inventory was valued at $18 million and $14 million at December 31, 2023 and December 31, 2022, respectively. Based on the average price of gas purchased during 2023 and 2022, the cost of replacing the current portion of stored gas inventory exceeded the amount stated on a LIFO basis by $42 million and $129 million, respectively.

In 2022, Dominion Energy wrote off certain inventory balances associated with certain nonrenewable electric generation facilities resulting in a $40 million charge ($30 million after-tax) recorded in impairments and other charges (reflected in the Corporate and Other segment) in its Consolidated Statements of Income, including $19 million ($14 million after-tax) at Virginia Power for inventory not utilized at such facilities prior to their retirement in the first half of 2023.

Goodwill

Dominion Energy evaluates goodwill for impairment annually as of April 1 and whenever an event occurs or circumstances change in the interim that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. In the fourth quarter of 2023, Dominion Energy's current period calculation of the expected gain or loss on the Questar Gas and East Ohio Transactions resulted in an impairment of the related goodwill. See Note 3 for additional information.

New Accounting Standards

DEBT WITH CONVERSION OPTIONS AND CONTRACTS IN AN ENTITY'S OWN EQUITY

In August 2020, the FASB issued revised accounting guidance for debt with conversion options and contracts in an entity's own equity. The revised guidance eliminates the ability to assert cash settlement and exclude potential shares from the diluted EPS calculation for a contract that may be settled in stock or cash. The guidance became effective for Dominion Energy's interim and annual reporting periods beginning January 1, 2022. Upon adoption, Dominion Energy applied the guidance using a modified retrospective approach and continued to apply the if-converted method to calculate diluted EPS in connection with any potentially dilutive instruments, or components of instruments, that may be settled in stock or cash.

SEGMENT DISCLOSURES

In November 2023, the FASB issued revised accounting guidance for reportable segments. The revised guidance requires disclosure of significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, it requires disclosure of the title and position of the CODM. The revised guidance does not change how an entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all prior periods presented. The Companies expect this revised guidance to only impact their disclosures with no impacts to their results of operations, cash flows or financial condition.

INCOME TAX DISCLOSURES

In December 2023, the FASB issued revised accounting guidance for income taxes. The revised guidance requires disclosure of disaggregated information about an entity's effective tax rate reconciliation as well as additional information on income taxes paid. The new standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted and allows either prospective or retrospective application. The Companies expect this revised guidance to only impact their disclosures with no impacts to their results of operations, cash flows or financial condition.

NOTE 3. ACQUISITIONS AND DISPOSITIONS

Business Review Dispositions

SALE OF EAST OHIO

In September 2023, Dominion Energy entered into an agreement with Enbridge for the East Ohio Transaction, which includes the sale of East Ohio and is valued at approximately $6.6 billion, consisting of a purchase price of approximately $4.3 billion in cash and approximately $2.3 billion of assumed indebtedness. The purchase price will be subject to customary post-closing adjustments, including adjustments for cash, indebtedness, net working capital, capital expenditures and net regulatory assets and liabilities. Closing of the East Ohio Transaction is not conditioned upon the closing of the PSNC or Questar Gas Transactions. The sale will be treated as a stock sale for tax purposes and is expected to close in 2024, subject to clearance or approval under or by the Hart-Scott-Rodino Act, CFIUS and FCC as well as other customary closing and regulatory conditions. In November 2023, the waiting period under the Hart-Scott-Rodino Act expired. Also in November 2023, Dominion Energy submitted its initial filing request for approval by CFIUS, which was received in January 2024. In January 2024, Dominion Energy filed for approval with the FCC. In October 2023, as required under the sale agreement, Dominion Energy filed a notice with the Ohio Commission. The proposed internal reorganization in connection with the East Ohio Transaction is subject to approval by the Utah and Wyoming Commissions. Dominion Energy filed for such approvals in September 2023 which were received in November 2023. The internal reorganization was completed in February 2024.

Upon closing, Dominion Energy will retain the pension and other postretirement benefit plan assets and obligations, including related income tax and other deferred balances, associated with retiree participants in both East Ohio's union pension and other postretirement benefit plans and retiree participants of the sale entities in the Dominion Energy Pension Plan and the Dominion

Energy Retiree Health and Welfare Plan. The East Ohio Transaction is subject to termination by either party if not completed by September 2024, subject to a potential three-month extension for receipt of regulatory approvals, with a termination fee of $155 million due to Dominion Energy under certain conditions. Based on the recorded balances at December 31, 2023, Dominion Energy recorded a charge of $50 million ($45 million after-tax), including amounts associated with an impairment of goodwill. Upon closing, Dominion Energy will write-off the remaining $1.5 billion of goodwill which is not deductible for tax purposes but excluding the effects of any closing adjustments. During the year ended December 31, 2023, Dominion Energy recorded charges of $29 million to reflect the recognition of deferred taxes on the outside basis of East Ohio's stock upon meeting the classification as held for sale. These deferred taxes will reverse upon closing of the sale and become a component of current income tax expense on the gain on sale.

At the closing of the East Ohio Transaction, Dominion Energy and Enbridge will enter into a transition services agreement pursuant to which Dominion Energy will continue to provide certain services to support the ongoing operations of East Ohio for up to approximately two years. Enbridge has also agreed to provide certain services to Dominion Energy.

Sale of PSNC

In September 2023, Dominion Energy entered into an agreement with Enbridge for the PSNC Transaction, which includes the sale of PSNC and is valued at approximately $3.1 billion, consisting of a purchase price of approximately $2.2 billion in cash and approximately $1.0 billion of assumed indebtedness. The purchase price will be subject to customary post-closing adjustments, including adjustments for cash, indebtedness, net working capital, capital expenditures and net regulatory assets and liabilities. Closing of the PSNC Transaction is not conditioned upon the closing of the East Ohio or Questar Gas Transactions. The sale will be treated as a stock sale for tax purposes and is expected to close in 2024, subject to clearance or approval under or by the Hart-Scott-Rodino Act, CFIUS, FCC and North Carolina Commission as well as other customary closing and regulatory conditions. In November 2023, the waiting period under the Hart-Scott-Rodino Act expired. Also in November 2023, Dominion Energy submitted its initial filing request for approval by CFIUS, which was received in January 2024. In January 2024, Dominion Energy filed for approval with the FCC which was also received in January 2024. In October 2023, Dominion Energy filed for approval from the North Carolina Commission. The proposed internal reorganization in connection with the PSNC Transaction is subject to approval by the North Carolina Commission. Dominion Energy filed for such approval in September 2023 which was received in November 2023. The internal reorganization was completed in December 2023.

Upon closing, Dominion Energy will retain the entirety of the assets and obligations, including related income tax and other deferred balances, of the pension and other postretirement employee benefit plans associated with the operations included in the transaction and relating to services provided through closing. The PSNC Transaction is subject to termination by either party if not completed by September 2024, subject to a potential three-month extension for receipt of regulatory approvals, with a

termination fee of $78 million due to Dominion Energy under certain conditions. Based on the recorded balances at December 31, 2023, Dominion Energy expects to recognize a pre-tax gain of approximately $30 million ($370 million after-tax loss) upon closing, including the write-off of $0.7 billion of goodwill which is not deductible for tax purposes but excluding the effects of any closing adjustments. During the year ended December 31, 2023, Dominion Energy recorded charges of $334 million to reflect the recognition of deferred taxes on the outside basis of PSNC's stock upon meeting the classification as held for sale. These deferred taxes will reverse upon closing of the sale and become a component of current income tax expense on the gain on sale.

At the closing of the PSNC Transaction, Dominion Energy and Enbridge will enter into a transition services agreement pursuant to which Dominion Energy will continue to provide certain services to support the ongoing operations of PSNC for up to approximately two years. Enbridge has also agreed to provide certain services to Dominion Energy.

Sale of Questar Gas and Wexpro

In September 2023, Dominion Energy entered into an agreement with Enbridge for the Questar Gas Transaction, which includes the sale of Questar Gas, Wexpro and related affiliates and is valued at approximately $4.3 billion, consisting of a purchase price of approximately $3.0 billion in cash and approximately $1.3 billion of assumed indebtedness. The purchase price will be subject to customary post-closing adjustments, including adjustments for cash, indebtedness, net working capital, capital expenditures and net regulatory assets and liabilities. Closing of the Questar Gas Transaction is not conditioned upon the closing of the East Ohio or PSNC Transactions. The sale will be treated as a stock sale for tax purposes and is expected to close in 2024, subject to clearance or approval under or by the Hart-Scott-Rodino Act, CFIUS, FCC and Utah and Wyoming Commissions as well as other customary closing and regulatory conditions. In November 2023, the waiting period under the Hart-Scott-Rodino Act expired. Also in November 2023, Dominion Energy submitted its initial filing request for approval by CFIUS, which was received in January 2024. In January 2024, Dominion Energy filed for approval with the FCC. In October 2023, Dominion Energy filed for approvals from the Utah and Wyoming Commissions. In October 2023, Dominion Energy filed the notice with the Idaho Commission required for closing of the Questar Gas Transaction. The proposed internal reorganization in connection with the Questar Gas Transaction is subject to approval by the Utah and Wyoming Commissions. Dominion Energy filed for such approvals in September 2023 which were received in November 2023. The internal reorganization was completed in February 2024.

Upon closing, Dominion Energy will retain the pension and other postretirement benefit plan assets and obligations, including related income tax and other deferred balances, associated with retiree participants of the sale entities in the Dominion Energy Pension Plan and the Dominion Energy Retiree Health and Welfare Plan. The Questar Gas Transaction is subject to termination by either party if not completed by September 2024, subject to a potential three-month extension for receipt of regulatory approvals, with a termination fee of $107 million due to Dominion Energy under certain conditions. Based on the recorded balances at December 31, 2023, Dominion Energy recorded a charge of $284 million ($279 million after-tax), including amounts associated with an impairment of goodwill. Upon closing, Dominion Energy will write-off the remaining $0.7 billion of goodwill which is not deductible for tax purposes but excluding the effects of any closing adjustments. During the year ended December 31, 2023, Dominion Energy recorded charges of $462 million to reflect the recognition of deferred taxes on the outside basis of Questar Gas, Wexpro and related affiliates' stock upon meeting the classification as held for sale. These deferred taxes will reverse upon closing of the sale and become a component of current income tax expense on the gain on sale.

At the closing of the Questar Gas Transaction, Dominion Energy and Enbridge will enter into a transition services agreement pursuant to which Dominion Energy will continue to provide certain services to support the ongoing operations of Questar Gas and Wexpro for up to approximately two years. Enbridge has also agreed to provide certain services to Dominion Energy.

OTHER SALES

In August 2023, Dominion Energy entered into an agreement and completed the sale of Tredegar Solar Fund I, LLC to Spruce Power for cash consideration of $21 million.

In February 2024, Dominion Energy entered into an agreement with AES to sell Birdseye and the Madison solar project for approximately $17 million in cash, subject to customary closing adjustments. Dominion Energy recognized a charge of $68 million ($51 million after-tax) in the fourth quarter of 2023 to adjust the assets down to their realizable fair value. As a result, Dominion Energy expects any gain or loss to be inconsequential upon closing, which is expected in the first half of 2024.

FINANCIAL STATEMENT INFORMATION FOR BUSINESS REVIEW DISPOSITIONS

The following table represents selected information regarding the results of operations, which were reported within discontinued operations in Dominion Energy's Consolidated Statements of Income:

Year Ended December 31, 2023	East Ohio Transaction	PSNC Transaction	Questar Gas Transaction	Other
(millions)				
Operating revenue	$1,037	$ 743	$1,679	$ 15
Operating expense[1]	701	517	1,602	111
Other income (expense)	30	11	8	—
Interest and related charges	71	52	68	1
Income (loss) before income taxes	295	185	17	(97)
Income tax expense[2]	69	431	521	(38)
Net income (loss) attributable to Dominion Energy[3]	$ 226	$(246)	$ (504)	$ (59)

(1) East Ohio Transaction includes a charge of $50 million ($45 million after-tax) primarily for an impairment of associated goodwill, Questar Gas Transaction includes a charge of $284 million ($279 million after-tax) primarily for an impairment of associated goodwill and Other includes a charge of $68 million ($51 million after-tax) associated with the impairment of nonregulated solar generation facility development operations and a charge of $15 million ($11 million after-tax) associated with the impairment of certain nonregulated solar assets.
(2) Includes amounts to reflect the recognition of deferred taxes on the outside basis of the applicable entities' stock upon meeting the classification as held for sale.
(3) Excludes $(3) million of income tax expense (benefit) attributable to consolidated state tax adjustments for the year ended December 31, 2023.

Year Ended December 31, 2022	East Ohio Transaction	PSNC Transaction	Questar Gas Transaction	Other
(millions)				
Operating revenue	$1,043	$841	$1,341	$ 11
Operating expense[1]	702	648	1,043	118
Other income (expense)	28	9	—	—
Interest and related charges	36	43	45	—
Income (loss) before income taxes	333	159	253	(107)
Income tax expense	45	34	50	(28)
Net income (loss) attributable to Dominion Energy[2]	$ 288	$125	$ 203	$ (79)

(1) Other includes a charge of $103 million ($76 million after-tax) associated with the impairment of a nonregulated solar generation asset.
(2) Excludes $(3) million of income tax expense (benefit) attributable to consolidated state tax adjustments for the year ended December 31, 2022.

Year Ended December 31, 2021	East Ohio Transaction	PSNC Transaction	Questar Gas Transaction	Other
(millions)				
Operating revenue	$908	$613	$1,020	$ 5
Operating expense	620	451	761	6
Other income (expense)	25	11	(1)	—
Interest and related charges	18	35	35	—
Income (loss) before income taxes	295	138	223	(1)
Income tax expense (benefit)	38	27	42	(1)
Net income (loss) attributable to Dominion Energy[1]	$257	$111	$ 181	$ —

(1) Excludes $19 million of income tax expense (benefit) attributable to consolidated state tax adjustments for the year ended December 31, 2021.

The carrying value of major classes of assets and liabilities relating to the disposal groups, which are reported as held for sale in Dominion Energy's Consolidated Balance Sheets were as follows:

	At December 31, 2023				At December 31, 2022			
	East Ohio Transaction	PSNC Transaction	Questar Gas Transaction	Other	East Ohio Transaction	PSNC Transaction	Questar Gas Transaction	Other
(millions)								
Current assets[1]	$ 497	$ 336	$ 764	$ 1	$ 544	$ 381	$ 803	$10
Property, plant and equipment, net	5,443	2,806	4,369	26	5,012	2,591	3,984	50
Other deferred charges and other assets, including goodwill[2] and intangible assets	2,659	834	766	—	2,629	822	1,043	34
Current liabilities[3][4]	560	224	389	7	634	151	612	6
Long-term debt[5]	2,286	948	1,205	—	2,287	798	1,245	—
Other deferred credits and liabilities[6]	1,437	711	1,116	2	1,435	689	1,087	11

(1) Includes cash and cash equivalents of $4 million and $6 million within the East Ohio Transaction, $2 million and less than $1 million within the PSNC Transaction and $26 million and $28 million within the Questar Gas Transaction at December 31, 2023 and 2022, respectively. Also includes regulatory assets of $75 million and $90 million within the East Ohio Transaction, $89 million and $95 million within the PSNC Transaction and $297 million and $273 million within the Questar Gas Transaction at December 31, 2023 and 2022, respectively.

(2) Includes goodwill of $1.5 billion and $673 million at both December 31, 2023 and 2022 within the East Ohio and PSNC Transactions, respectively, and $720 million and $983 million within the Questar Gas Transaction at December 31, 2023 and 2022, respectively. Also includes regulatory assets of $781 million and $751 million within the East Ohio Transaction, $86 million and $93 million within the PSNC Transaction and $(39) million and $(22) million within the Questar Gas Transaction at December 31, 2023 and 2022, respectively.

(3) Includes regulatory liabilities of $54 million and $43 million within the East Ohio Transaction, $44 million and $11 million within the PSNC Transaction and $55 million and $144 million within the Questar Gas Transaction at December 31, 2023 and 2022, respectively.

(4) Questar Gas Transaction includes $40 million of 2.98% unsecured senior notes at December 31, 2023, which are scheduled to mature in December 2024.

(5) Includes East Ohio Unsecured Senior Notes due 2025 to 2052 at rates from 1.30% to 6.38% and with a weighted-average coupon rate for debt outstanding at December 31, 2023 of 3.13%; PSNC Unsecured Senior Notes due 2026 to 2053 at rates from 3.10% to 7.45% and with a weighted-average coupon rate for debt outstanding at December 31, 2023 of 4.67%; and Questar Gas Unsecured Senior Notes due 2024 to 2052 at rates from 2.21% to 7.20% and with a weighted-average coupon rate for debt outstanding at December 31, 2023 of 3.99%; in the East Ohio, PSNC and Questar Gas Transactions, respectively.

(6) Includes regulatory liabilities of $711 million and $749 million within the East Ohio Transaction, $435 million and $436 million within the PSNC Transaction and $502 million and $506 million within the Questar Gas Transaction at December 31, 2023 and 2022, respectively.

Capital expenditures and significant noncash items relating to the disposal groups included the following:

Year Ended December 31, 2023	East Ohio Transaction	PSNC Transaction	Questar Gas Transaction	Other
(millions)				
Capital expenditures	$507	$233	$449	$—
Significant noncash items				
Depreciation, depletion and amortization	148	90	175	2
Accrued capital expenditures	42	43	32	—

Year Ended December 31, 2022	East Ohio Transaction	PSNC Transaction	Questar Gas Transaction	Other
(millions)				
Capital expenditures	$456	$153	$438	$—
Significant noncash items				
Depreciation, depletion and amortization	134	87	163	4
Accrued capital expenditures	53	16	31	—

Year Ended December 31, 2021	East Ohio Transaction	PSNC Transaction	Questar Gas Transaction	Other
(millions)				
Capital expenditures[1]	$420	$195	$416	$—
Significant noncash items				
Depreciation, depletion and amortization	122	81	168	4
Accrued capital expenditures	27	41	25	—

(1) In November 2021, Wexpro closed on an agreement with a natural gas gathering systems operator to purchase an existing natural gas gathering system in Wyoming including pipelines, compressors and dehydration equipment for total consideration of $41 million, included in the Questar Gas Transaction.

Disposition of Gas Transmission & Storage Operations

In July 2020, Dominion Energy entered into an agreement with BHE to sell substantially all of its gas transmission and storage operations, including processing assets, as well as noncontrolling partnership interests in Iroquois, JAX LNG and White River Hub and a controlling interest in Cove Point (consisting of 100% of the general partner interest and 25% of the total limited partner interests). The agreement provides that Dominion Energy retains the assets and obligations of the pension and other postretirement employee benefit plans associated with the operations included in the transaction and relating to services provided through closing. Concurrently in October 2020, Dominion Energy and BHE entered into a separate agreement under which Dominion Energy would sell the Q-Pipe Group and certain other affiliated entities to BHE for cash consideration of $1.3 billion and the assumption of related long-term debt. In November 2020, Dominion Energy completed the GT&S Transaction. Dominion Energy retained a 50% noncontrolling interest in Cove Point that was accounted for as an equity method investment upon closing of the GT&S Transaction as Dominion Energy had the ability to exercise significant influence over, but not control, Cove Point.

In connection with closing of the GT&S Transaction, Dominion Energy and BHE entered into a transition services agreement under which Dominion Energy provided specified administrative services to support the operations of the disposed business through June 2023 for certain services. In addition, BHE provided certain administrative services to Dominion Energy through December 2022. Dominion Energy recorded $9 million, $20 million and $21 million associated with the transition services agreement in operating revenue in the Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021, respectively. Also in 2020, BHE provided a $1.3 billion deposit to Dominion Energy on the Q-Pipe Transaction. In July 2021, Dominion Energy and BHE mutually agreed to terminate the Q-Pipe Transaction as a result of uncertainty associated with receiving approval under the Hart-Scott-Rodino Act.

Also in July 2021, Dominion Energy entered into an approximately $1.3 billion term loan credit agreement and borrowed the full amount available thereunder. The agreement matured in December 2021 and bore interest at a variable rate. The proceeds were utilized to repay the deposit received from BHE on the Q-Pipe Transaction. Upon completion of a sale of the Q-Pipe Group, Dominion Energy was required to utilize the net proceeds to repay any outstanding balances under the term loan agreement.

In October 2021, Dominion Energy entered into an agreement with Southwest Gas to sell the Q-Pipe Group. The total value of this transaction was approximately $2 billion, comprised of approximately $1.5 billion of cash consideration (subject to customary closing adjustments) plus the assumption of long-term debt. The agreement provided that Dominion Energy retain the assets and obligations of the pension and other postretirement employee benefit plans associated with the operations included in the transaction and relating to services provided through closing.

In December 2021, Dominion Energy completed the sale of the Q-Pipe Group and received cash proceeds of $1.5 billion. This transaction was structured as an asset sale for tax purposes. Upon closing, Dominion Energy recognized a gain of $666 million (net of a $191 million write-off of goodwill) and

an associated tax expense of $173 million, presented in net income (loss) from discontinued operations including noncontrolling interest in Dominion Energy's Consolidated Statements of Income. Also in December 2021, Dominion Energy used the net proceeds from the sale to repay all outstanding balances under the July 2021 term loan agreement and terminated the term loan agreement. In 2022, Dominion Energy recognized a gain of $27 million ($20 million after-tax) in discontinued operations in its Consolidated Statements of Income associated with the finalization of working capital adjustments.

In connection with the closing of the sale of the Q-Pipe Group, Dominion Energy and Southwest Gas entered into a transition services agreement under which Dominion Energy provided specified administrative services to support the operations of the disposed businesses through July 2023 for certain services. Dominion Energy recorded $5 million and $6 million associated with the transition services agreement in operating revenue in the Consolidated Statements of Income for the years ended December 31, 2023 and 2022, respectively.

The operations included in the Q-Pipe Group are presented in discontinued operations effective July 2020. As a result, depreciation and amortization ceased on the applicable assets. See Note 9 for additional information regarding Dominion Energy's equity method investment in Cove Point.

The following table represents selected information regarding the results of operations, which were reported within discontinued operations in Dominion Energy's Consolidated Statements of Income:

Year Ended December 31, 2021	Q-Pipe Group[1]
(millions)	
Operating revenue	$254
Operating expense	76
Other income (expense)[2]	28
Interest and related charges	25
Income (loss) before income taxes	181
Income tax expense (benefit)	36
Net income (loss) attributable to Dominion Energy[3]	$145

(1) Operations associated with the Q-Pipe Group are through the December 31, 2021 closing date.
(2) Q-Pipe Group includes a $25 million benefit associated with the termination of the Q-Pipe Transaction in 2021.
(3) Excludes $19 million of income tax expense (benefit) attributable to consolidated state and interim period tax allocation adjustments for the year ended December 31, 2021.

Capital expenditures and significant noncash items relating to the disposal groups included the following:

Year Ended December 31, 2021	Q-Pipe Group[1]
(millions)	
Capital expenditures	$34
Significant noncash items	
Depreciation and amortization	—
Accrued capital expenditures	—

(1) Operations associated with the Q-Pipe Group are through the December 31, 2021 closing date.

Sale of Hope

In February 2022, Dominion Energy entered into an agreement to sell 100% of the equity interests in Hope to Ullico for $690 million of cash consideration, subject to customary closing adjustments, which closed in August 2022 after all customary closing and regulatory conditions were satisfied, including clearance under the Hart-Scott-Rodino Act and approval from the West Virginia Commission. The sale was treated as a stock sale for tax purposes.

In connection with closing, Dominion Energy recognized a pre-tax gain of $14 million, inclusive of customary closing adjustments, (net of $110 million write-off of goodwill which was not deductible for tax purposes) in losses (gains) on sales of assets in its Consolidated Statements of Income. The transaction resulted in an after-tax loss of $84 million. Upon meeting the classification as held for sale in the first quarter of 2022 and through the second quarter of 2022, Dominion Energy had recorded charges of $90 million in deferred income tax expense in its Consolidated Statements of Income to reflect the recognition of deferred taxes on the outside basis of Hope's stock. This deferred income tax expense reversed upon closing of the sale and became a component of current income tax expense on the sale disclosed above. See Note 5 for additional information. In addition, a curtailment was recorded related to other postretirement benefit plans as discussed in Note 22.

All activity related to Hope is, effective September 2023, reflected in the Corporate and Other segment.

Sale of Kewaunee

In May 2021, Dominion Energy entered into an agreement to sell 100% of the equity interests in Dominion Energy Kewaunee, Inc. to EnergySolutions, including the transfer of all decommissioning obligations associated with Kewaunee, which ceased operations in 2013. The sale closed in June 2022 following approval from the Wisconsin Commission in May 2022 and NRC approval of a requested license transfer in March 2022. The sale was treated as an asset sale for tax purposes and Dominion Energy retained the assets and obligations of the pension and other postretirement employee benefit plans. EnergySolutions is subject to the Wisconsin regulatory conditions agreed to by Dominion Energy upon its acquisition of Kewaunee, including the return of any excess decommissioning funds to WPSC and WP&L customers following completion of all decommissioning activities.

In the second quarter of 2022, Dominion Energy recorded a loss of $649 million ($513 million after-tax), recorded in losses (gains) on sales of assets in its Consolidated Statements of Income, primarily related to the difference between the nuclear decommissioning trust and AROs. Prior to its receipt, there had been uncertainty as to the timing of or ability to obtain approval from the Wisconsin Commission. Prior to closing, Dominion Energy withdrew $80 million from the nuclear decommissioning trust to recover certain spent nuclear fuel and other permitted costs.

All activity related to Kewaunee prior to closing is included in Contracted Energy, with remaining activity reflected in the Corporate and Other segment.

Acquisition of Birdseye

In May 2021, Dominion Energy acquired 100% of the ownership interest in Birdseye from BRE Holdings, LLC for total consideration of $46 million, consisting of $28 million in cash and $18 million, measured at fair value at closing, of consideration contingent on the achievement of certain revenue targets and future development project sales. Birdseye is primarily engaged in the development of solar energy projects in southeastern states in the U.S. with 2.5 GW of solar generation projects under development at acquisition. The allocation of the purchase price resulted in $25 million of development project assets, primarily reflected in other deferred charges and other assets in Dominion Energy's Consolidated Balance Sheets, and $24 million of goodwill, which is not deductible for tax purposes. The goodwill reflects the value associated with enhancing Dominion Energy's development of regulated and long-term contracted solar generating and electric storage projects. The fair value measurements, including of the assets acquired, were determined using the income approach and are considered Level 3 fair value measurements due to the use of significant judgmental and unobservable inputs, including projected timing and amount of future cash flows. Birdseye is included in the Corporate and Other segment effective December 2023.

NOTE 4. OPERATING REVENUE

The Companies' operating revenue consists of the following:

	Dominion Energy			Virginia Power		
Year Ended December 31,	2023	2022	2021	2023	2022	2021
(millions)						
Regulated electric sales:						
Residential	$ 5,141	$ 5,261	$ 4,509	$3,863	$4,039	$3,366
Commercial	4,556	4,480	3,194	3,632	3,647	2,417
Industrial	887	901	748	440	472	367
Government and other retail	1,036	1,235	921	965	1,172	862
Wholesale	176	234	175	116	132	107
Nonregulated electric sales	758	1,249	1,005	65	68	44
Regulated gas sales:						
Residential	293	331	322			
Commercial	145	188	160			
Other	79	168	108			
Regulated gas transportation and storage	18	38	35			
Other regulated revenues	253	296	248	238	277	234
Other nonregulated revenues[1][2]	145	171	236	53	61	73
Total operating revenue from contracts with customers	13,487	14,552	11,661	9,372	9,868	7,470
Other revenues[1][3]	906	(614)	(242)	201	(214)	—
Total operating revenue	$14,393	$13,938	$11,419	$9,573	$9,654	$7,470

(1) See Note 25 for amounts attributable to related parties and affiliates.
(2) Includes sales of renewable energy credits of $44 million, $42 million and $33 million for the years ended December 31, 2023, 2022 and 2021, respectively, at Dominion Energy and $29 million, $18 million and $21 million for the years ended December 31, 2023, 2022 and 2021, respectively, at Virginia Power.
(3) Includes alternative revenue of $162 million, $72 million and $44 million at both Dominion Energy and Virginia Power for years ended December 31, 2023, 2022 and 2021, respectively.

Neither Dominion Energy nor Virginia Power have any amounts for revenue to be recognized in the future on multi-year contracts in place at December 31, 2023.

Contract liabilities represent an entity's obligation to transfer goods or services to a customer for which the entity has received consideration, or the amount that is due, from the customer. At December 31, 2023 and 2022, Dominion Energy's contract liability balances were $47 million and $51 million, respectively. At December 31, 2023 and 2022, Virginia Power's contract liability balances were $40 million and $39 million, respectively. The Companies' contract liabilities are recorded in other current liabilities and other deferred credits and other liabilities in the Consolidated Balance Sheets.

The Companies recognize revenue as they fulfill their obligations to provide service to their customers. During the years ended December 31, 2023 and 2022, Dominion Energy recognized revenue of $48 million and $42 million from the beginning contract liability balance. During the years ended December 31, 2023 and 2022, Virginia Power recognized revenue of $39 million and $33 million, respectively, from the beginning contract liability balance.

NOTE 5. INCOME TAXES

Judgment and the use of estimates are required in developing the provision for income taxes and reporting of tax-related assets and liabilities. The interpretation of tax laws and associated regulations involves uncertainty, since tax authorities may interpret the laws differently. The Companies are routinely audited by federal and state tax authorities. Ultimate resolution of income tax matters may result in favorable or unfavorable impacts to net income and cash flows, and adjustments to tax-related assets and liabilities could be material.

In August 2022, the IRA was enacted which, among other things, extends the investment and production tax credits for clean energy technologies until at least 2032 and imposes a 15% alternative minimum tax on GAAP net income, as adjusted for certain items, of corporations greater than $1 billion for tax years beginning after December 31, 2022. The IRA did not impact the measurement of the Companies' deferred income taxes or change the Companies' assessment of the realizability of deferred tax assets. The Companies continue to monitor and evaluate the impacts of the IRA, including changes in the Companies' interpretations, if any, as guidance is issued and finalized.

As indicated in Note 2, certain of the Companies' operations, including accounting for income taxes, are subject to regulatory accounting treatment. For regulated operations, many of the changes in deferred taxes from the 2017 Tax Reform Act represent amounts probable of collection from or return to customers and are presented as components of regulatory assets or liabilities. See Note 13 for additional information and current year developments.

Continuing Operations

Details of income tax expense for continuing operations including noncontrolling interests were as follows:

Year Ended December 31,	Dominion Energy			Virginia Power		
	2023	2022	2021	**2023**	2022	2021
(millions)						
Current:						
Federal	**$ (385)**	$ (76)	$(301)	**$(116)**	$ 17	$ 67
State	**(99)**	27	13	**6**	(17)	(13)
Total current expense (benefit)	**(484)**	(49)	(288)	**(110)**	—	54
Deferred:						
Federal						
Taxes before operating loss carryforwards and investment tax credits	**760**	95	558	**406**	215	294
Tax utilization expense of operating loss carryforwards	**45**	35	42	**—**	—	—
State	**282**	73	(49)	**107**	108	116
Total deferred expense	**1,087**	203	551	**513**	323	410
Investment tax credits	**(28)**	(41)	(444)	**(14)**	(29)	(17)
Total income tax expense (benefit)	**$ 575**	$113	$(181)	**$ 389**	$294	$447

In 2023, Dominion Energy's current income taxes reflect a benefit from continuing operations as the income tax expense associated with the East Ohio, PSNC and Questar Gas Transactions and Cove Point operations, including the Cove Point gain, is reflected in discontinued operations. Dominion Energy's income tax expense from continuing operations reflects the utilization of investment tax credit carryforwards to offset a portion of the federal tax on the Cove Point gain, presented in discontinued operations.

In 2022, Dominion Energy's current income taxes reflect a benefit from continuing operations as the income tax expense associated with the East Ohio, PSNC and Questar Gas Transactions and Cove Point operations is reflected in discontinued operations.

In 2021, Dominion Energy's current income taxes reflect a benefit from continuing operations as the income tax expense associated with the East Ohio, PSNC and Questar Gas Transactions, Cove Point and Q-Pipe Group's operations, including taxes on the gain, is reflected in discontinued operations. Dominion Energy's income tax expense reflects the utilization of investment tax credit carryforwards to offset a portion of the federal tax gain on the sale. 2021 investment tax credits include the impact of the sale of SBL Holdco and a 50% noncontrolling interest in Four Brothers and Three Cedars, as described below.

Discontinued Operations

Income tax expense reflected in discontinued operations is $1.3 billion, $197 million, and $374 million for the years ended December 31, 2023, 2022 and 2021, respectively. As discussed in Note 3, Dominion Energy entered into agreements for the East Ohio, PSNC and Questar Gas Transactions in September 2023, each of which will be treated as a stock sale for income tax purposes. In connection with the pending sales, Dominion Energy recorded a charge of $886 million, $825 million of which established deferred tax liabilities to reflect the excess of the financial reporting basis over the tax basis in the stock of the entities anticipated to be sold. These deferred taxes will reverse upon closing of the respective sales, all of which are expected to occur in 2024. In addition, Dominion Energy recorded tax expense of $278 million associated with completing the sale in September 2023 of its remaining 50% noncontrolling partnership interest in Cove Point to BHE as discussed in Note 9. Income taxes reflect tax expense on pre-tax income attributable to East Ohio, PSNC, Questar Gas, Wexpro and equity method earnings from Cove Point of $104 million, $233 million and $218 million, partially offset by an income tax benefit of $59 million, $38 million and $37 million related to excess deferred income tax amortization for the years ended December 31, 2023, 2022 and 2021, respectively. 2021 income tax expense also includes a $14 million benefit related to finalizing income tax returns on the GT&S Transaction and the absence of a $36 million benefit on non-deductible goodwill written off in connection with the sale of the Q-Pipe Group.

Continuing Operations

For continuing operations including noncontrolling interests, the statutory U.S. federal income tax rate reconciles to the Companies' effective income tax rate as follows:

	Dominion Energy			Virginia Power		
Twelve Months Ended December 31,	2023	2022	2021	2023	2022	2021
U.S. statutory rate	21.0%	21.0%	21.0%	21.0%	21.0%	21.0%
Increases (reductions) resulting from:						
Recognition of taxes—sale of subsidiary stock	—	17.0	—			
Recognition of taxes—privatization intercompany gain				—	2.4	—
State taxes, net of federal benefit	4.1	11.3	1.1	4.7	4.6	4.6
Investment tax credits	(1.0)	(7.7)	(23.6)	(0.8)	(2.0)	(0.8)
Production tax credits	(0.6)	(2.7)	(0.7)	(0.8)	(1.0)	(0.6)
Valuation allowances	—	—	0.2	—	—	—
Reversal of excess deferred income taxes	(2.6)	(15.3)	(3.3)	(2.6)	(3.8)	(2.1)
State legislative change	(0.1)	(0.1)	(1.1)	—	—	(0.7)
Changes in state deferred taxes associated with assets held for sale	1.1	0.9	—			
AFUDC—equity	—	(1.1)	(0.6)	—	(0.4)	(0.5)
Settlements of uncertain tax positions	(0.4)	—	(2.0)	—	—	—
Absence of tax on noncontrolling interest	—	—	(0.2)			
Employee stock ownership plan deduction	(0.3)	(1.5)	(0.5)			
Other, net	(0.2)	(0.9)	—	(0.4)	0.1	0.3
Effective tax rate	21.0%	20.9%	(9.7)%	21.1%	20.9%	21.2%

Dominion Energy's 2023 effective tax rate includes a net income tax expense of $29 million associated with the remeasurement of consolidated state deferred taxes as a result of the East Ohio, PSNC and Questar Gas Transactions and sale of Dominion Energy's 50% noncontrolling partnership interest in Cove Point as discussed in Notes 3 and 9, respectively.

In August 2022, Dominion Energy sold 100% of the equity interests in Hope in a stock sale for income tax purposes. Dominion Energy's 2022 effective tax rate reflects the current income tax expense on the sale of Hope's stock. Virginia Power transferred its existing privatization operations in Virginia to Dominion Energy, and Dominion Energy contributed these assets to Dominion Privatization. As the original owner of these privatization assets, Virginia Power is required to recognize the income tax expense on Dominion Energy's transaction with Dominion Privatization. As such, Virginia Power's 2022 effective tax rate reflects an income tax expense of $34 million on this transaction.

Dominion Energy's 2021 effective tax rate includes income tax benefits of $196 million and $196 million associated with the write-off of remaining unamortized investment tax credit liabilities attributable to the sale of SBL Holdco and a 50% noncontrolling interest in Four Brothers and Three Cedars, respectively. In December 2021, unrecognized tax benefits related to several state uncertain tax positions acquired in the SCANA Combination were effectively settled through negotiations with the taxing authority. Management believed it was reasonably possible these unrecognized tax benefits could decrease through settlement negotiations or payments during 2021, however no income tax benefits could be recognized unless or until the positions were effectively settled. Resolution of these uncertain tax positions decreased income tax expense by $38 million. In addition, the Companies' effective tax rates reflect the benefit of a state legislative change enacted in April 2021 for tax years beginning January 1, 2022. Dominion Energy's effective tax rate reflects a $21 million deferred tax benefit, inclusive of a $16 million deferred tax benefit at Virginia Power.

Combined Notes to Consolidated Financial Statements, Continued

The Companies' deferred income taxes consist of the following:

At December 31,	Dominion Energy		Virginia Power	
	2023	2022	2023	2022
(millions)				
Deferred income taxes:				
Total deferred income tax assets	$ 2,150	$ 2,960	$1,281	$1,695
Total deferred income tax liabilities	8,761	7,981	4,905	4,760
Total net deferred income tax liabilities	$ 6,611	$ 5,021	$3,624	$3,065
Total deferred income taxes:				
Depreciation method and plant basis differences	$ 4,588	$ 4,449	$3,588	$3,437
Excess deferred income taxes	(811)	(847)	(600)	(616)
Unrecovered nuclear plant cost	450	479		
DESC rate refund	(67)	(89)		
Toshiba Settlement	(147)	(162)		
Nuclear decommissioning	1,109	1,001	332	311
Deferred state income taxes	975	786	620	544
Federal benefit of deferred state income taxes	(220)	(160)	(130)	(114)
Deferred fuel, purchased energy and gas costs	299	509	267	403
Pension benefits	324	330	(110)	(105)
Other postretirement benefits	116	58	125	111
Loss and credit carryforwards	(1,022)	(1,782)	(309)	(751)
Deferred unamortized investment tax credits	(257)	(265)	(164)	(164)
Valuation allowances	130	137	8	7
Partnership basis differences	70	466		
Total deferred taxes on stock held for sale	804	—		
Other	270	111	(3)	2
Total net deferred income tax liabilities	$ 6,611	$ 5,021	$3,624	$3,065

At December 31, 2023, Dominion Energy had the following deductible loss and credit carryforwards:

	Deductible Amount	Deferred Tax Asset	Valuation Allowance	Expiration Period
(millions)				
Federal losses	$ 576	$ 121	$ —	2037
Federal investment credits	—	264	—	2041-2043
Federal production and other credits	—	91	—	2041-2043
State losses	2,678	131	(51)	2024-2043
State minimum tax credits	—	327	—	No expiration
State investment and other credits	—	125	(79)	2024-2033
Total	$3,254	$1,059	$(130)	

At December 31, 2023, Virginia Power had the following deductible loss and credit carryforwards:

	Deductible Amount	Deferred Tax Asset	Valuation Allowance	Expiration Period
(millions)				
Federal investment credits	$—	$241	$—	2041-2043
Federal production and other credits	—	58	—	2041-2043
State losses	3	—	—	2042
State investment and other credits	—	9	(8)	2024
Total	$ 3	$308	$(8)	

A reconciliation of changes in Dominion Energy's unrecognized tax benefits follows. Virginia Power does not have any unrecognized tax benefits in the periods presented:

	Dominion Energy		
	2023	2022	2021
(millions)			
Balance at January 1,	$117	$128	$167
Prior period positions—increases	5	8	48
Prior period positions—decreases	(12)	(8)	(59)
Current period positions—increases	—	2	2
Settlements with tax authorities	—	(3)	(26)
Expiration of statutes of limitations	—	(10)	(4)
Balance at December 31,	$110	$117	$128

Certain unrecognized tax benefits, or portions thereof, if recognized, would affect the effective tax rate. Changes in these unrecognized tax benefits may result from remeasurement of amounts expected to be realized, settlements with tax authorities and expiration of statutes of limitations. For Dominion Energy and its subsidiaries, these unrecognized tax benefits were $52 million, $64 million and $72 million at December 31, 2023, 2022 and 2021, respectively. In discontinued operations, these unrecognized tax benefits were $38 million at December 31, 2023 and $33 million at both December 31, 2022 and 2021. For Dominion Energy, the change in these unrecognized tax benefits decreased income tax expense by $8 million, $7 million and $34 million in 2023, 2022 and 2021, respectively.

Dominion Energy participates in the IRS Compliance Assurance Process which provides the opportunity to resolve complex tax matters with the IRS before filing its federal income tax returns, thus achieving certainty for such tax return filing positions agreed to by the IRS. The IRS has completed its audit of tax years through 2019. The statute of limitations has not yet expired for years after 2019. Although Dominion Energy has not received a final letter indicating no changes to its taxable income for tax years 2022, 2021 and 2020, no material adjustments are expected. The IRS examination of tax year 2023 is ongoing.

It is reasonably possible that settlement negotiations and expiration of statutes of limitations could result in a decrease in unrecognized tax benefits in 2024 by up to $27 million for Dominion Energy. If such changes were to occur, other than revisions of the accrual for interest on tax underpayments and overpayments, earnings could increase by up to $14 million for Dominion Energy. Otherwise, with regard to 2023 and prior years, the Companies cannot estimate the range of reasonably possible changes to unrecognized tax benefits that may occur in 2024.

For each of the major states in which Dominion Energy operates or previously operated, the earliest tax year remaining open for examination is as follows:

State	Earliest Open Tax Year
Pennsylvania[1]	2012
Connecticut	2020
Virginia[2]	2020
Utah[1]	2019
South Carolina	2020

(1) Considered a major state for entities presented in discontinued operations.
(2) Considered a major state for Virginia Power's operations.

The Companies are also obligated to report adjustments resulting from IRS settlements to state tax authorities. In addition, if Dominion Energy utilizes operating losses or tax credits generated in years for which the statute of limitations has expired, such amounts are generally subject to examination.

NOTE 6. FAIR VALUE MEASUREMENTS

The Companies' fair value measurements are made in accordance with the policies discussed in Note 2. See Note 7 for additional information about the Companies' derivative and hedge accounting activities.

The Companies enter into certain physical and financial forwards, futures and options, which are considered Level 3 as they have one or more inputs that are not observable and are significant to the valuation. The discounted cash flow method is used to value Level 3 physical and financial forwards and futures contracts. An option model is used to value Level 3 physical options. The discounted cash flow model for forwards and futures calculates mark-to-market valuations based on forward market prices, original transaction prices, volumes, risk-free rate of return and credit spreads. The inputs into the option models are the forward market prices, implied price volatilities, risk-free rate of return, the option expiration dates, the option strike prices, the original sales prices and volumes. For Level 3 fair value measurements, certain forward market prices and implied price volatilities are considered unobservable.

The following table presents the Companies' quantitative information about Level 3 fair value measurements at December 31, 2023. The range and weighted average are presented in dollars for market price inputs and percentages for price volatility.

			Dominion Energy				Virginia Power	
	Valuation Techniques	Unobservable Input	Fair Value (millions)	Range	Weighted Average[1]	Fair Value (millions)	Range	Weighted Average[1]
Assets								
Physical and financial forwards:								
FTRs	Discounted cash flow	Market price (per MWh)[3]	$ 3	(1)-5	2	$ 3	(1)-5	2
Electricity	Discounted cash flow	Market price (per MWh)[3]	152	27-121	47			
Physical options:								
Natural gas[2]	Option model	Market price (per Dth)[3]	70	1-7	4	18	1-7	4
		Price volatility[4]		3%-76%	45%		11%-64%	53%
Total assets			$ 225			$ 21		
Liabilities								
Physical and financial forwards:								
Natural gas[2]	Discounted cash flow	Market price (per Dth)[3]	$ 14	(2)-3	(1)	$ 14	(2)-3	(1)
FTRs	Discounted cash flow	Market price (per MWh)[3]	123	(1)-7	2	123	(1)-7	2
Electricity	Discounted cash flow	Market price (per MWh)[3]	2	40-127	62			
Total liabilities			$ 139			$137		

(1) Averages weighted by volume.
(2) Includes basis.
(3) Represents market prices beyond defined terms for Levels 1 and 2.
(4) Represents volatilities unrepresented in published markets.

Sensitivity of the fair value measurements to changes in the significant unobservable inputs is as follows:

Significant Unobservable Inputs	Position	Change to Input	Impact on Fair Value Measurement
Market price	Buy	Increase (decrease)	Gain (loss)
Market price	Sell	Increase (decrease)	Loss (gain)
Price volatility	Buy	Increase (decrease)	Gain (loss)
Price volatility	Sell	Increase (decrease)	Loss (gain)

Nonrecurring Fair Value Measurements

See Note 3 for information on the nonrecurring fair value measurement associated with Dominion Energy's acquisition of Birdseye. See Note 9 for information regarding nonrecurring fair value measurements associated with Dominion Energy's noncontrolling interest in businesses and assets contributed to Wrangler and Dominion Energy's noncontrolling ownership interest in Dominion Privatization. See Note 10 for information regarding impairment charges recorded by Dominion Energy associated with a corporate office building, nonregulated solar facilities and non-wholly-owned nonregulated solar facilities in partnerships.

In 2023, Dominion Energy recorded a charge of $15 million ($11 million after-tax) presented within discontinued operations in its Consolidated Statements of Income (reflected in the Corporate and Other segment) to adjust certain nonregulated solar assets down to their estimated fair value, using a market approach, of $22 million. The valuation is considered a Level 2 fair value measurement given that it is based on bids received. As discussed in Note 3, these assets were sold in August 2023.

In 2021, Dominion Energy recorded a charge of $20 million ($15 million after-tax) in impairment of assets and other charges in its Consolidated Statements of Income (reflected in the Corporate and Other segment) to write off substantially all of the long-lived assets of its nonregulated retail software development operations to their estimated fair value, using a market approach, of less than $1 million. The valuation is considered a Level 2 fair value measurement given that it is based on bids received.

In 2021, Dominion Energy recorded a charge of $16 million ($12 million after-tax) in impairment of assets and other charges in its Consolidated Statements of Income to adjust a corporate office building down to its estimated fair value, using both an income and market approach, of $26 million. The valuation is considered a Level 3 measurement due to the use of significant judgmental and unobservable inputs, including projected timing and amount of future cash flows and discount rates inherent in the future cash flows and market prices. The corporate office building is reflected in the Corporate and Other segment and presented as held for sale in Dominion Energy's Consolidated Balance Sheets at both December 31, 2023 and 2022.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy with a separate reconciliation of fair value measurements categorized as Level 3. Fair value disclosures for assets held in the Companies' pension and other postretirement benefit plans are presented in Note 22.

The following table presents the Companies' assets and liabilities that are measured at fair value on a recurring basis for each hierarchy level, including both current and noncurrent portions:

	Dominion Energy				Virginia Power			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
(millions)								
December 31, 2023								
Assets								
Derivatives:								
Commodity	$ —	$ 325	$225	$ 550	$ —	$ 96	$ 21	$ 117
Interest rate	—	800	—	800	—	181	—	181
Investments[1]:								
Equity securities:								
U.S.	4,527	—	—	4,527	2,362	—	—	2,362
Fixed income:								
Corporate debt instruments	—	500	—	500	—	274	—	274
Government securities	219	1,238	—	1,457	129	687	—	816
Cash equivalents and other	31	—	—	31	20	—	—	20
Total assets	$4,777	$2,863	$225	$7,865	$2,511	$1,238	$ 21	$3,770
Liabilities								
Derivatives:								
Commodity	$ —	$ 160	$139	$ 299	$ —	$ 95	$137	$ 232
Interest rate	—	359	—	359	—	45	—	45
Foreign currency exchange rate	—	39	—	39	—	39	—	39
Total liabilities	$ —	$ 558	$139	$ 697	$ —	$ 179	$137	$ 316
December 31, 2022								
Assets								
Derivatives:								
Commodity	$ —	$ 332	$437	$ 769	$ —	$ 32	$236	$ 268
Interest rate	—	1,407	—	1,407	—	614	—	614
Investments[1]:								
Equity securities:								
U.S.	3,810	—	—	3,810	2,028	—	—	2,028
Fixed income:								
Corporate debt instruments	—	576	—	576	—	360	—	360
Government securities	161	1,059	—	1,220	90	542	—	632
Total assets	$3,971	$3,374	$437	$7,782	$2,118	$1,548	$236	$3,902
Liabilities								
Derivatives:								
Commodity	$ —	$ 911	$ 15	$ 926	$ —	$ 333	$ 15	$ 348
Interest rate	—	377	—	377	—	7	—	7
Foreign currency exchange rate	—	101	—	101	—	101	—	101
Total liabilities	$ —	$1,389	$ 15	$1,404	$ —	$ 441	$ 15	$ 456

(1) Includes investments held in the nuclear decommissioning trusts and rabbi trusts. Excludes $457 million and $404 million of assets at Dominion Energy, inclusive of $217 million and $161 million at Virginia Power, at December 31, 2023 and 2022, respectively, measured at fair value using NAV (or its equivalent) as a practical expedient which are not required to be categorized in the fair value hierarchy.

Combined Notes to Consolidated Financial Statements, Continued

The following table presents the net change in the Companies' assets and liabilities measured at fair value on a recurring basis and included in the Level 3 fair value category:

	Dominion Energy			Virginia Power		
	2023	2022	2021	**2023**	2022	2021
(millions)						
Beginning balance	**$ 422**	$ 222	$103	**$ 221**	$ 102	$103
Total realized and unrealized gains (losses):						
Included in earnings:						
Operating Revenue	**1**	2	(9)			
Electric fuel and other energy-related purchases	**(273)**	444	10	**(278)**	382	4
Discontinued operations	**(1)**	—	—			
Included in regulatory assets/liabilities	**(414)**	183	119	**(349)**	102	(1)
Settlements	**241**	(455)	(10)	**255**	(393)	(4)
Purchases	**104**	28	—	**35**	28	—
Transfers out of Level 3	**6**	(2)	9			
Ending balance	**$ 86**	$ 422	$222	**$(116)**	$ 221	$102

Dominion Energy had a $7 million gain included in earnings in the Level 3 fair value category relating to assets/liabilities still held at the reporting date for the year ended December 31, 2023. Virginia Power had no unrealized gains and losses included in earnings in the Level 3 fair value category relating to assets/liabilities still held at the reporting date for the year ended December 31, 2023. The Companies' had no unrealized gains and losses included in earnings in the Level 3 fair value category relating to assets/liabilities still held at the reporting date for the years ended December 31, 2022 and 2021.

Fair Value of Financial Instruments

Substantially all of the Companies' financial instruments are recorded at fair value, with the exception of the instruments described below, which are reported at historical cost. Estimated fair values have been determined using available market information and valuation methodologies considered appropriate by management. The carrying amount of cash, restricted cash and equivalents, customer and other receivables, affiliated receivables, short-term debt, affiliated current borrowings, payables to affiliates and accounts payable are representative of fair value because of the short-term nature of these instruments. For the Companies' financial instruments that are not recorded at fair value, the carrying amounts and estimated fair values are as follows:

	Dominion Energy		Virginia Power	
	Carrying Amount	Estimated Fair Value[1]	Carrying Amount	Estimated Fair Value[1]
(millions)				
December 31, 2023				
Long-term debt[2]	**$42,526**	**$40,539**	**$17,392**	**$16,418**
Supplemental credit facility borrowings	**450**	**450**		
Junior subordinated notes[2]	**1,388**	**1,374**		
December 31, 2022				
Long-term debt[2]	$39,680	$36,426	$15,616	$14,067
Supplemental credit facility borrowings	450	450		
Junior subordinated notes[2]	1,387	1,340		

(1) Fair value is estimated using market prices, where available, and interest rates currently available for issuance of debt with similar terms and remaining maturities. All fair value measurements are classified as Level 2. The carrying amount of debt issuances with short-term maturities and variable rates refinanced at current market rates is a reasonable estimate of their fair value.

(2) Carrying amount includes current portions included in securities due within one year and amounts which represent the unamortized debt issuance costs and discount or premium. There were no fair value hedges associated with fixed-rate debt at December 31, 2023 and December 31, 2022. Additionally, Dominion Energy carrying amounts include portions classified as current liabilities held for sale at both December 31, 2023 and 2022.

NOTE 7. DERIVATIVES AND HEDGE ACCOUNTING ACTIVITIES

See Note 2 for the Companies' accounting policies, objectives, and strategies for using derivative instruments. See Notes 2 and 6 for further information about fair value measurements and associated valuation methods for derivatives.

Cash collateral is used in the table below to offset derivative assets and liabilities. In February 2022, Dominion Energy entered into contracts representing offsetting positions to certain existing exchange contracts with collateral requirements as well as new over-the-counter transactions that are not subject to collateral requirements. These contracts resulted in positions which limit the risk of increased cash collateral requirements. Certain accounts receivable and accounts payable recognized on the Companies' Consolidated Balance Sheets, letters of credit and other forms of securities, as well as certain other long-term debt, all of which are not included in the tables below, are subject to offset under master netting or similar arrangements and would reduce the net exposure. See Note 18 for further information regarding other long-term debt, in the form of restructured derivatives, subject to offset under master netting or similar agreements. See Note 24 for further information regarding credit-related contingent features for the Companies derivative instruments.

Balance Sheet Presentation

The tables below present the Companies' derivative asset and liability balances by type of financial instrument, if the gross amounts recognized in its Consolidated Balance Sheets were netted with derivative instruments and cash collateral received or paid:

	Dominion Energy Gross Amounts Not Offset in the Consolidated Balance Sheet				Virginia Power Gross Amounts Not Offset in the Consolidated Balance Sheet			
	Gross Assets Presented in the Consolidated Balance Sheet[1]	Financial Instruments	Cash Collateral Received	Net Amounts	Gross Assets Presented in the Consolidated Balance Sheet[1]	Financial Instruments	Cash Collateral Received	Net Amounts
(millions)								
December 31, 2023								
Commodity contracts:								
Over-the-counter	$ 289	$ 26	$—	$ 263	$112	$13	$—	$ 99
Exchange	118	33	15	70	4	3	—	1
Interest rate contracts:								
Over-the-counter	800	191	—	609	181	11	—	170
Total derivatives, subject to a master netting or similar arrangement	$1,207	$250	$15	$ 942	$297	$27	$—	$270
December 31, 2022								
Commodity contracts:								
Over-the-counter	$ 408	$ 28	$—	$ 380	$238	$ 7	$—	$231
Exchange	160	159	—	1	—	—	—	—
Interest rate contracts:								
Over-the-counter	1,407	248	—	1,159	614	38	—	576
Total derivatives, subject to a master netting or similar arrangement	$1,975	$435	$—	$1,540	$852	$45	$—	$807

(1) Excludes derivative assets of $143 million and $201 million at Dominion Energy, and $1 million and $30 million at Virginia Power, at December 31, 2023 and 2022, respectively, which are not subject to master netting or similar arrangements.

	Dominion Energy Gross Amounts Not Offset in the Consolidated Balance Sheet				Virginia Power Gross Amounts Not Offset in the Consolidated Balance Sheet			
	Gross Liabilities Presented in the Consolidated Balance Sheet[1]	Financial Instruments	Cash Collateral Paid	Net Amounts	Gross Liabilities Presented in the Consolidated Balance Sheet[1]	Financial Instruments	Cash Collateral Paid	Net Amounts
(millions)								
December 31, 2023								
Commodity contracts:								
Over-the-counter	$ 266	$ 26	$ 30	$210	$153	$13	$ 30	$110
Exchange	33	33	—	—	3	3	—	—
Interest rate contracts:								
Over-the-counter	359	186	—	173	45	6	—	39
Foreign currency exchange rate contracts:								
Over-the-counter	39	5	—	34	39	5	—	34
Total derivatives, subject to a master netting or similar arrangement	$ 697	$250	$ 30	$417	$240	$27	$ 30	$183
December 31, 2022								
Commodity contracts:								
Over-the-counter	$ 443	$ 34	$ 71	$338	$146	$13	$ 71	$ 62
Exchange	483	159	324	—	176	—	176	—
Interest rate contracts:								
Over-the-counter	377	210	1	166	7	—	—	7
Foreign currency exchange rate contracts:								
Over-the-counter	101	32	—	69	101	32	—	69
Total derivatives, subject to a master netting or similar arrangement	$1,404	$435	$396	$573	$430	$45	$247	$138

(1) Excludes derivative liabilities of $76 million and $26 million at Virginia Power at December 31, 2023 and 2022, respectively, which are not subject to master netting or similar arrangements. Dominion Energy did not have any derivative liabilities at December 31, 2023 or 2022 which were not subject to master netting or similar arrangements.

Combined Notes to Consolidated Financial Statements, Continued

Volumes

The following table presents the volume of the Companies' derivative activity as of December 31, 2023. These volumes are based on open derivative positions and represent the combined absolute value of their long and short positions, except in the case of offsetting transactions, for which they represent the absolute value of the net volume of their long and short positions.

	Dominion Energy		Virginia Power	
	Current	Noncurrent	Current	Noncurrent
Natural Gas (bcf):				
Fixed price[1]	38	14	32	14
Basis[1]	179	346	141	346
Electricity (MWh in millions):				
Fixed price	17	40	8	9
FTRs	39	—	39	—
Interest rate[2] (in millions)	$ 6,145	$ 10,112	$ 2,200	$ 1,050
Foreign currency exchange rate[2] (in millions)				
Danish Krone	1,463 kr.	2,707 kr.	1,463 kr.	2,707 kr.
Euro	€ 548	€ 1,557	€ 548	€ 1,557

(1) Includes options.
(2) Maturity is determined based on final settlement period.

AOCI

The following table presents selected information related to gains (losses) on cash flow hedges included in AOCI in the Companies' Consolidated Balance Sheets at December 31, 2023:

	Dominion Energy			Virginia Power		
	AOCI After-Tax	Amounts Expected to be Reclassified to Earnings During the Next 12 Months After-Tax	Maximum Term	AOCI After-Tax	Amounts Expected to be Reclassified to Earnings During the Next 12 Months After-Tax	Maximum Term
(millions)						
Interest rate	$(216)	$(32)	384 months	$15	$—	384 months
Total	$(216)	$(32)		$15	$—	

The amounts that will be reclassified from AOCI to earnings will generally be offset by the recognition of the hedged transactions (e.g., interest rate payments) in earnings, thereby achieving the realization of prices contemplated by the underlying risk management strategies and will vary from the expected amounts presented above as a result of changes in interest rates.

Fair Value and Gains and Losses on Derivative Instruments

The following tables present the fair values of the Companies' derivatives and where they are presented in their Consolidated Balance Sheets:

	Dominion Energy			Virginia Power		
	Fair Value – Derivatives under Hedge Accounting	Fair Value – Derivatives not under Hedge Accounting	Total Fair Value	Fair Value – Derivatives under Hedge Accounting	Fair Value – Derivatives not under Hedge Accounting	Total Fair Value
(millions)						
At December 31, 2023						
ASSETS						
Current Assets						
Commodity	$ —	$ 312	$ 312	$ —	$ 91	$ 91
Interest rate	143	298	441	143	—	143
Total current derivative assets[1]	143	610	753	143	91	234
Noncurrent Assets						
Commodity	—	238	238	—	26	26
Interest rate	38	321	359	38	—	38
Total noncurrent derivative assets[3]	38	559	597	38	26	64
Total derivative assets	$ 181	$1,169	$1,350	$181	$117	$298
LIABILITIES						
Current Liabilities						
Commodity	$ —	$ 244	$ 244	$ —	$188	$188
Interest rate	45	76	121	45	—	45
Foreign currency exchange rate	—	11	11	—	11	11
Total current derivative liabilities[4]	45	331	376	45	199	244
Noncurrent Liabilities						
Commodity	—	55	55	—	44	44
Interest rate	—	238	238	—	—	—
Foreign currency exchange rate	—	28	28	—	28	28
Total noncurrent derivative liabilities[6]	—	321	321	—	72	72
Total derivative liabilities	$ 45	$ 652	$ 697	$ 45	$271	$316
At December 31, 2022						
ASSETS						
Current Assets						
Commodity	$ —	$ 532	$ 532	$ —	$264	$264
Interest rate	501	104	605	501	—	501
Total current derivative assets[1]	501	636	1,137	501	264	765
Noncurrent Assets						
Commodity	—	237	237	—	4	4
Interest rate	113	689	802	113	—	113
Total noncurrent derivative assets[2][3]	113	926	1,039	113	4	117
Total derivative assets	$ 614	$1,562	$2,176	$614	$268	$882
LIABILITIES						
Current Liabilities						
Commodity	$ —	$ 700	$ 700	$ —	$290	$290
Interest rate	—	70	70	—	—	—
Foreign currency exchange rate	—	8	8	—	8	8
Total current derivative liabilities[4]	—	778	778	—	298	298
Noncurrent Liabilities						
Commodity	—	226	226	—	58	58
Interest rate	7	300	307	7	—	7
Foreign currency exchange rate	—	93	93	—	93	93
Total noncurrent derivative liabilities[5][6]	7	619	626	7	151	158
Total derivative liabilities	$ 7	$1,397	$1,404	$ 7	$449	$456

(1) Includes $54 million and $118 million reported in current assets held for sale in Dominion Energy's Consolidated Balance Sheets at December 31, 2023 and 2022, respectively.

(2) Includes $1 million reported in noncurrent assets held for sale in Dominion Energy's Consolidated Balance Sheets at December 31, 2022.
(3) Virginia Power's noncurrent derivative assets are presented in other deferred charges and other assets in its Consolidated Balance Sheets.
(4) Includes $30 million and $6 million reported in current liabilities held for sale in Dominion Energy's Consolidated Balance Sheets at December 31, 2023 and 2022, respectively.
(5) Includes $1 million reported in noncurrent liabilities held for sale in Dominion Energy's Consolidated Balance Sheets at December 31, 2022.
(6) Virginia Power's noncurrent derivative liabilities are presented in other deferred credits and other liabilities in its Consolidated Balance Sheets.

The following tables present the gains and losses on the Companies' derivatives, as well as where the associated activity is presented in their Consolidated Balance Sheets and Statements of Income:

	Dominion Energy			Virginia Power		
Derivatives in cash flow hedging relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives[1]	Amount of Gain (Loss) Reclassified from AOCI to Income	Increase (Decrease) in Derivatives Subject to Regulatory Treatment[2]	Amount of Gain (Loss) Recognized in AOCI on Derivatives[1]	Amount of Gain (Loss) Reclassified from AOCI to Income	Increase (Decrease) in Derivatives Subject to Regulatory Treatment[2]
(millions)						
Year Ended December 31, 2023						
Derivative type and location of gains (losses):						
Interest rate[3]	$ (1)	$(43)	$ 5	$ (1)	$(1)	$ 4
Total	$ (1)	$(43)	$ 5	$ (1)	$(1)	$ 4
Year Ended December 31, 2022						
Derivative type and location of gains (losses):						
Interest rate[3]	$89	(57)	$855	$80	$(2)	$854
Total	$89	$(57)	$855	$80	$(2)	$854
Year Ended December 31, 2021						
Derivative type and location of gains (losses):						
Commodity[4]		$ (1)				
Interest rate[3]	$21	(60)	$135	$17	$(3)	$130
Total	$21	$(61)	$135	$17	$(3)	$130

(1) Amounts deferred into AOCI have no associated effect in the Companies' Consolidated Statements of Income.
(2) Represents net derivative activity deferred into and amortized out of regulatory assets/liabilities. Amounts deferred into regulatory assets/liabilities have no associated effect in the Companies' Consolidated Statements of Income.
(3) Amounts recorded in the Companies' Consolidated Statements of Income are classified in interest and related charges.
(4) Amounts recorded in Dominion Energy's Consolidated Statements of Income are classified in purchased gas.

	Amount of Gain (Loss) Recognized in Income on Derivatives[1][2]					
Derivatives not designated as hedging instruments	Dominion Energy			Virginia Power		
Year Ended December 31,	**2023**	2022	2021	**2023**	2022	2021
(millions)						
Derivative type and location of gains (losses):						
Commodity:						
Operating revenue	**$ 707**	$(729)	$(487)	**$ 27**	$(303)	$(62)
Purchased gas	**—**	13	(1)			
Electric fuel and other energy-related purchases	**(380)**	514	16	**(384)**	453	9
Discontinued operations	**86**	8	—			
Other operations & maintenance	**2**	—	—	**2**	—	—
Interest rate:						
Interest and related charges	**84**	406	89			
Discontinued operations	**17**	244	8			
Total	**$ 516**	$ 456	$(375)	**$(355)**	$ 150	$(53)

(1) Includes derivative activity amortized out of regulatory assets/liabilities. Amounts deferred into regulatory assets/liabilities have no associated effect in the Companies' Consolidated Statements of Income.
(2) Excludes amounts related to foreign currency exchange rate derivatives that are deferred to plant under construction within property, plant and equipment and regulatory assets/liabilities that will begin to amortize once the CVOW Commercial Project is placed in service.

NOTE 8. EARNINGS PER SHARE

The following table presents the calculation of Dominion Energy's basic and diluted EPS:

	2023	2022	2021
(millions, except EPS)			
Net Income From Continuing Operations Including Noncontrolling Interests	$2,157	$ 427	$2,041
Preferred stock dividends (see Note 19)	(81)	(93)	(68)
Net income (loss) attributable to Dominion Energy from continuing operations—Basic	2,076	334	1,973
Dilutive effect of 2019 Equity Units[1]	—	—	—
Net income attributable to Dominion Energy from continuing operations—Diluted	$2,076	$ 334	$1,973
Net income (loss) attributable to Dominion Energy from discontinued operations—Basic & Diluted	$ (163)	$ 894	$1,358
Average shares of common stock outstanding—Basic	836.4	823.9	807.8
Net effect of dilutive securities[2]	0.1	0.9	0.7
Average shares of common stock outstanding—Diluted	836.5	824.8	808.5
EPS from continuing operations—Basic	$ 2.48	$ 0.41	$ 2.44
EPS from discontinued operations—Basic	(0.19)	1.08	1.68
EPS attributable to Dominion Energy—Basic	$ 2.29	$ 1.49	$ 4.12
EPS from continuing operations—Diluted	$ 2.48	$ 0.41	$ 2.44
EPS from discontinued operations—Diluted	(0.19)	1.08	1.68
EPS attributable to Dominion Energy—Diluted	$ 2.29	$ 1.49	$ 4.12

(1) As discussed in Note 19, effective in June 2022 through its redemption in September 2022, the Series A Preferred Stock was considered to be mandatorily redeemable and was classified in current liabilities. In accordance with revised accounting standards effective January 2022, a fair value adjustment, if dilutive, of the Series A Preferred Stock was no longer included in applying the if converted method to the 2019 Equity Units. In addition, diluted net income was no longer reduced by the Series A Preferred Stock dividends. No fair value adjustment was necessary for 2021.

(2) Dilutive securities for 2023, 2022 and 2021 consist primarily of stock potentially to be issued to satisfy the obligation under a settlement agreement with the SCDOR (applying the if converted method). Additionally, in 2022 and 2021, dilutive securities include forward sales agreements entered into in November 2021 and settled in December 2022 (applying the treasury stock method). See Notes 20 and 23 for additional information.

The 2019 Equity Units, prior to settlement in June 2022, and the Q-Pipe Transaction deposit, prior to being settled in cash in July 2021, were potentially dilutive instruments. See Notes 3 and 19 for additional information.

For the year ended December 31, 2021, the forward stock purchase contracts included within the 2019 Equity Units were excluded from the calculation of diluted EPS from continuing operations as the dilutive stock price threshold was not met. The Series A Preferred Stock included within the 2019 Equity Units is excluded from the effect of dilutive securities within diluted EPS from continuing operations, and a fair value adjustment is excluded from the calculation of diluted EPS from continuing operations, as such fair value adjustment was not dilutive during the period.

The impact of settling the deposit associated with the Q-Pipe Transaction in shares is excluded from the calculation for the year ending December 31, 2021 based upon the expectation Dominion Energy would settle in cash, which occurred in July 2021, rather than through the issuance of shares of Dominion Energy common stock.

NOTE 9. INVESTMENTS

DOMINION ENERGY

Equity and Debt Securities

SHORT-TERM DEPOSIT

In May 2022, Dominion Energy entered into an agreement with a financial institution and committed to make a short-term deposit of at least $1.6 billion but not more than $2.0 billion to be posted as collateral to secure its $1.6 billion redemption obligation of the Series A Preferred Stock as described in Note 19. In May 2022, Dominion Energy funded the short-term deposit in the amount of $2.0 billion, which earned interest income at an annual rate of 1.75% through its maturity in September 2022.

RABBI TRUST SECURITIES

Equity and fixed income securities and cash equivalents in Dominion Energy's rabbi trusts and classified as trading totaled $119 million and $111 million at December 31, 2023 and 2022, respectively.

DECOMMISSIONING TRUST SECURITIES

The Companies hold equity and fixed income securities and cash equivalents, and Dominion Energy also holds insurance contracts, in nuclear decommissioning trust funds to fund future decommissioning costs for its nuclear plants. The Companies' decommissioning trust funds are summarized below:

	Dominion Energy					Virginia Power				
	Amortized Cost	Total Unrealized Gains	Total Unrealized Losses	Allowance for Credit Losses	Fair Value	Amortized Cost	Total Unrealized Gains	Total Unrealized Losses	Allowance for Credit Losses	Fair Value
(millions)										
December 31, 2023										
Equity securities:[1]										
U.S.	$1,276	$3,270	$ (10)		$4,536	$ 759	$1,706	$ (10)		$2,455
Fixed income securities:[2]										
Corporate debt instruments	508	10	(27)	$—	491	292	3	(21)	$—	274
Government securities	1,426	28	(24)	—	1,430	811	17	(12)	—	816
Common/collective trust funds	161	—	—	—	161	124	—	—	—	124
Insurance contracts	244	—	—		244					
Cash equivalents and other[3]	84	—	—	—	84	47	—	—	—	47
Total	$3,699	$3,308	$ (61)[4]	$—	$6,946	$2,033	$1,726	$ (43)[4]	$—	$3,716
December 31, 2022										
Equity securities:[1]										
U.S.	$1,378	$2,501	$ (46)		$3,833	$ 858	$1,304	$ (35)		$2,127
Fixed income securities:[2]										
Corporate debt instruments	640	1	(65)	$—	576	406	1	(47)	$—	360
Government securities	1,252	4	(70)	—	1,186	664	2	(35)	—	631
Common/collective trust funds	98	—	—	—	98	61	—	—	—	61
Insurance contracts	221	—	—		221					
Cash equivalents and other[3]	43	—	—	—	43	23	—	—	—	23
Total	$3,632	$2,506	$(181)[4]	$—	$5,957	$2,012	$1,307	$(117)[4]	$—	$3,202

(1) Unrealized gains and losses on equity securities are included in other income and the nuclear decommissioning trust regulatory liability as discussed in Note 2.
(2) Unrealized gains and losses on fixed income securities are included in AOCI and the nuclear decommissioning trust regulatory liability as discussed in Note 2. Changes in allowance for credit losses are included in other income.
(3) Dominion Energy includes pending sales of securities of $49 million and $42 million at December 31, 2023 and 2022, respectively. Virginia Power includes pending sales of securities of $27 million and $24 million at December 31, 2023 and 2022, respectively.
(4) Dominion Energy's fair value of securities in an unrealized loss position was $764 million and $1.6 billion at December 31, 2023 and 2022, respectively. Virginia Power's fair value of securities in an unrealized loss position was $384 million and $946 million at December 31, 2023 and 2022, respectively.

The portion of unrealized gains and losses that relates to equity securities held within Dominion Energy and Virginia Power's nuclear decommissioning trusts is summarized below:

	Dominion Energy			Virginia Power		
Year Ended December 31,	**2023**	2022	2021	**2023**	2022	2021
(millions)						
Net gains (losses) recognized during the period	**$811**	$(848)	$1,072	**$420**	$(436)	$ 552
Less: Net (gains) losses recognized during the period on securities sold during the period	**(7)**	8	(346)	**7**	(7)	(190)
Unrealized gains (losses) recognized during the period on securities still held at period end[1]	**$804**	$(840)	$ 726	**$427**	$(443)	$ 362

(1) Included in other income and the nuclear decommissioning trust regulatory liability as discussed in Note 2.

The fair value of Dominion Energy and Virginia Power's fixed income securities with readily determinable fair values held in nuclear decommissioning trust funds at December 31, 2023 by contractual maturity is as follows:

	Dominion Energy	Virginia Power
(millions)		
Due in one year or less	**$ 185**	**$ 140**
Due after one year through five years	**509**	**250**
Due after five years through ten years	**407**	**236**
Due after ten years	**981**	**588**
Total	**$2,082**	**$1,214**

Presented below is selected information regarding Dominion Energy and Virginia Power's equity and fixed income securities with readily determinable fair values held in nuclear decommissioning trust funds.

	Dominion Energy			Virginia Power		
Year Ended December 31,	**2023**	2022	2021	**2023**	2022	2021
(millions)						
Proceeds from sales	**$2,966**	$3,282	$3,985	**$1,876**	$1,538	$1,791
Realized gains[1]	**92**	143	441	**50**	48	228
Realized losses[1]	**169**	296	91	**99**	107	35

(1) Includes realized gains and losses recorded to the nuclear decommissioning trust regulatory liability as discussed in Note 2.

Equity Method Investments

Investments that Dominion Energy accounts for under the equity method of accounting are as follows:

Company	Ownership%	Investment Balance		Description
As of December 31,		**2023**	2022	
(millions)				
Cove Point	50%[1]	**$ —**	$2,673[1]	LNG import/export and storage facility
Atlantic Coast Pipeline	53%	**—[2]**	—[2]	Gas transmission system
Align RNG	50%	**80**	103	Renewable natural gas
Dominion Privatization	50%	**172**	176	Military electric and gas
Other	various	**59[3]**	60[3]	
Total		**$311**	$3,012	

(1) Dominion Energy's sold its remaining 50% noncontrolling limited partnership interest in September 2023. See discussion below. Presented in noncurrent assets held for sale in Dominion Energy's Consolidated Balance Sheets at December 31, 2022.

(2) Dominion Energy's Consolidated Balance Sheets include a liability associated with its investment in Atlantic Coast Pipeline of $4 million and $114 million at December 31, 2023 and 2022, respectively, presented in other current liabilities. See discussion below for additional information.

(3) Dominion Energy's Consolidated Balance Sheets includes balances presented in current assets held for sale of $43 million and noncurrent assets held for sale of $43 million, at December 31, 2023 and 2022, respectively.

Dominion Energy recorded equity earnings (losses) on its investments of $(26) million, $21 million and $15 million for the years ended December 31, 2023, 2022 and 2021, respectively, in other income (expense) in its Consolidated Statements of Income. In addition, Dominion Energy recorded equity earnings of $235 million, $271 million and $244 million for the years ended December 31, 2023, 2022 and 2021, respectively, in discontinued operations including amounts related to its investments in Cove Point (through September 2023) and Atlantic Coast Pipeline discussed below. Dominion Energy received distributions from these investments of $245 million, $355 million and $332 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the net difference between the carrying amount of Dominion Energy's investments and its share of underlying equity in net assets was $18 million and $223 million, respectively. At December 31, 2023, these differences are primarily comprised of $9 million of equity method goodwill that is not being amortized and $3 million attributable to capitalized interest. At December 31, 2022, these differences are comprised of $9 million of equity method goodwill that is not being amortized, $215 million basis difference from Dominion Energy's investment in Cove Point,

Combined Notes to Consolidated Financial Statements, Continued

which was being amortized over the useful lives of the underlying assets and a net $(1) million basis difference primarily attributable to capitalized interest.

COVE POINT

Prior to the completion of the sale to BHE in September 2023, Dominion held a 50% noncontrolling limited partnership interest in Cove Point which was accounted for as an equity method investment as Dominion Energy had the ability to exercise significant influence over, but not control, Cove Point.

Dominion Energy recorded distributions from Cove Point of $227 million, $344 million and $300 million for the years ended December 31, 2023, 2022 and 2021, respectively. Dominion Energy made no contributions to Cove Point for the years ended December 31, 2023, 2022 or 2021.

In June 2023, Dominion Energy entered into an agreement with Cove Point for transportation and storage services at market rates for a 20-year period commencing August 2023.

In July 2023, Dominion Energy entered into an agreement to sell its 50% noncontrolling limited partnership interest in Cove Point to BHE for cash consideration of $3.3 billion which closed in September 2023 after all customary closing and regulatory conditions were satisfied, including clearance under the Hart-Scott-Rodino Act and approval from the DOE. The sale is treated as an asset sale for tax purposes. In addition, Dominion Energy received proceeds of $199 million from the settlement of related interest rate derivatives. In connection with closing, Dominion Energy utilized proceeds, as required, to repay DECP Holding's term loan secured by its noncontrolling interest in Cove Point, which had an outstanding balance of $2.2 billion, and $750 million of outstanding borrowings under Dominion Energy's two $600 million 364-day term loan facilities entered in July 2023. See Note 17 for additional information on these facilities. Dominion Energy recorded a gain on the sale of its noncontrolling interest in Cove Point of $626 million ($348 million after-tax) within discontinued operations in its Consolidated Statements of Income for the year ended December 31, 2023.

In September 2023, as a result of Dominion Energy entering agreements for the East Ohio, PSNC and Questar Gas Transactions, Dominion Energy's 50% noncontrolling limited partnership interest in Cove Point also met the requirements to be presented as discontinued operations and held for sale (through the date of disposal) as both disposition activities were executed in connection with Dominion Energy's comprehensive business review announced in November 2022. In addition, interest expense associated with DECP Holding's term loan secured by its noncontrolling interest in Cove Point and related interest rate derivatives have been classified as discontinued operations. As a result, the previously reported amounts have been recast to reflect this presentation.

Amounts presented in discontinued operations within Dominion Energy's Consolidated Statements of Income for the year ended December 31, 2023 include $218 million for earnings on equity method investees, $120 million of interest expense and $31 million of income tax expense, respectively, in addition to the gain on sale and associated tax expense disclosed above. Such amounts for the years ended December 31, 2022 and 2021 were $277 million and $259 million for earnings on equity method investees, $(160) million and $12 million for interest expense

(benefit) and $92 million and $60 million of income tax expense, respectively. Dominion Energy's Consolidated Balance Sheets at December 31, 2022 includes $2.7 billion within noncurrent assets held for sale for Dominion Energy's 50% noncontrolling partnership interest in Cove Point.

All activity relating to Dominion Energy's noncontrolling interest in Cove Point is recorded within the Corporate and Other segment.

ATLANTIC COAST PIPELINE

In September 2014, Dominion Energy, along with Duke Energy and Southern, announced the formation of the Atlantic Coast Pipeline for the purpose of constructing an approximately 600-mile natural gas pipeline running from West Virginia through Virginia to North Carolina. Following Dominion Energy's acquisition from Southern of its 5% interest in Atlantic Coast Pipeline in 2020, Dominion Energy owns a 53% noncontrolling membership interest in Atlantic Coast Pipeline with Duke Energy owning the remaining interest.

Atlantic Coast Pipeline continues to be accounted for as an equity method investment as the power to direct the activities most significant to Atlantic Coast Pipeline is shared with Duke Energy. As a result, Dominion Energy has the ability to exercise significant influence, but not control, over the investee.

In July 2020, as a result of ongoing permitting delays, growing legal uncertainties and the need to incur significant capital expenditures to maintain project timing before such uncertainties could be resolved, Dominion Energy and Duke Energy announced the cancellation of the Atlantic Coast Pipeline Project.

Dominion Energy recorded earnings (losses) on equity method investees of $15 million ($11 million after-tax), $(7) million ($(5) million after-tax) and $(20) million ($(14) million after-tax) for the years ended December 31, 2023, 2022 and 2021, respectively. In connection with Dominion Energy's decision to sell substantially all of its gas transmission and storage operations, Dominion Energy has reflected the results of its equity method investment in Atlantic Coast Pipeline as discontinued operations in its Consolidated Statements of Income. As a result of its share of equity losses exceeding its investment, Dominion Energy's Consolidated Balance Sheets at December 31, 2023 and 2022 include a liability of $4 million and $114 million, respectively, presented in other current liabilities and reflecting Dominion Energy's obligations to Atlantic Coast Pipeline related to AROs.

In October 2017, Dominion Energy entered into a guarantee agreement to support a portion of Atlantic Coast Pipeline's obligation under a $3.4 billion revolving credit facility with a stated maturity date of October 2021. In July 2020, the capacity of the revolving credit facility was reduced from $3.4 billion to $1.9 billion. In February 2021, Atlantic Coast Pipeline repaid the outstanding borrowed amounts and terminated its revolving credit facility. Concurrently, Dominion Energy's related guarantee agreement to support its portion of the Atlantic Coast Pipeline's borrowings was also terminated.

Dominion Energy recorded contributions of $95 million, $3 million and $965 million during the years ended December 31, 2023, 2022 and 2021, respectively, to Atlantic Coast Pipeline.

Dominion Energy expects to incur additional losses from Atlantic Coast Pipeline as it completes wind-down activities. While Dominion Energy is unable to precisely estimate the amounts to be incurred by Atlantic Coast Pipeline, the portion of such amounts attributable to Dominion Energy is not expected to be material to Dominion Energy's results of operations, financial position or statement of cash flows.

All activity relating to Atlantic Coast Pipeline is recorded within the Corporate and Other segment.

Align RNG

In the fourth quarter of 2023, Dominion Energy reflected its share of an impairment of certain property, plant and equipment at Align RNG totaling $35 million ($26 million after-tax) in other income (expense) in its Consolidated Statements of Income. All activity related to Align RNG is reflected within Contracted Energy.

Dominion Privatization

In February 2022, Dominion Energy entered into an agreement to form Dominion Privatization, a partnership with Patriot. Dominion Privatization, through its wholly-owned subsidiaries, maintains and operates electric and gas distribution infrastructure under service concession arrangements with certain U.S. military installations. Under the agreement, Dominion Energy contributed its existing privatization operations, excluding contracts held by DESC, and Patriot contributed cash.

The initial contribution, consisting of privatization operations in South Carolina, Texas and Pennsylvania, closed in March 2022 for which Dominion Energy received total consideration of $120 million, subject to customary closing adjustments, comprised of $60 million in cash proceeds and a 50% noncontrolling ownership interest in Dominion Privatization with an initial fair value of $60 million, estimated using the market approach. This is considered a Level 2 fair value measurement given that it is based on the agreed-upon sales price. In the first quarter of 2022, Dominion Energy recorded a gain of $23 million ($16 million after-tax), presented in losses (gains) on sales of assets in its Consolidated Statements of Income. Dominion Energy's 50% noncontrolling ownership interest in Dominion Privatization is accounted for as an equity method investment as Dominion Energy has the ability to exercise significant influence, but not control, over the investee.

The second contribution, consisting of privatization operations in Virginia, closed in December 2022 for which Dominion Energy received total consideration of $215 million, subject to customary closing adjustments, comprised of $108 million in cash proceeds and retention of its 50% noncontrolling ownership interest valued at $107 million using the market approach. This is considered a Level 2 fair value measurement given that it is based on the agreed-upon sales price. In the fourth quarter of 2022, Dominion Energy recorded a gain of $133 million ($99 million after-tax), presented in losses (gains) on sales of assets in its Consolidated Statements of Income.

In February 2024, Dominion Energy received a distribution of $126 million from Dominion Privatization, which it expects to account for as a return of an investment.

All activity related to Dominion Privatization is reflected within the Corporate and Other segment.

Wrangler

In September 2019, Dominion Energy entered into an agreement to form Wrangler, a partnership with Interstate Gas Supply, Inc. Wrangler operated a nonregulated natural gas retail energy marketing business with Dominion Energy contributing its nonregulated retail energy marketing operations and Interstate Gas Supply, Inc. contributing cash. Wrangler was accounted for as an equity method investment as Dominion Energy had the ability to exercise significant influence, but not control, over the investee. After an initial contribution of assets in 2019 for which Dominion Energy received cash and a 20% noncontrolling ownership interest in Wrangler, Dominion Energy completed a second contribution in 2020 of certain nonregulated natural gas retail energy contracts for which Dominion Energy received cash and retained a 20% noncontrolling ownership interest in Wrangler.

The final contribution, consisting of Dominion Energy's remaining nonregulated natural gas retail energy marketing operations, closed in December 2021 for which Dominion Energy received $127 million in cash proceeds and retained a 20% noncontrolling ownership interest in Wrangler with an initial fair value of $23 million estimated using the market approach. This valuation is considered a Level 2 fair value measurement given that it is based on the agreed-upon sales price. In connection with the transaction, Dominion Energy recorded a gain of $87 million, net of a $14 million write-off of goodwill, presented in losses (gains) on sales of assets, and an associated tax expense of $32 million, in the Consolidated Statements of Income for the year ended December 31, 2021.

Subsequently in December 2021, Dominion Energy sold 5% of its noncontrolling ownership interest in Wrangler to Interstate Gas Supply, Inc. for $33 million and recorded a gain of $10 million, presented in other income (expense), and an associated tax expense of $3 million, in the Consolidated Statements of Income for the year ended December 31, 2021. In March 2022, Dominion Energy sold its remaining 15% noncontrolling partnership interest in Wrangler to Interstate Gas Supply, Inc. for cash consideration of $85 million. Dominion Energy recognized a gain of $11 million ($8 million after-tax), included in other income, in its Consolidated Statements of Income for the year ended December 31, 2022.

All activity relating to Wrangler is recorded within the Corporate and Other segment.

NOTE 10. PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment and their respective balances for the Companies are as follows:

	Dominion Energy		Virginia Power	
At December 31,	**2023**	2022	**2023**	2022
(millions)				
Utility:				
Generation	**$24,903**	$23,720	**$18,580**	$17,611
Transmission	**16,540**	15,179	**14,268**	13,034
Distribution	**21,836**	20,154	**15,934**	14,681
Nuclear fuel	**2,424**	2,373	**1,815**	1,823
General and other	**1,758**	1,701	**1,036**	1,019
Plant under construction[1][2]	**8,230**	5,308	**7,548**	4,685
Total utility	**75,691**	68,435	**59,181**	52,853
Non-jurisdictional—including plant under construction[2]	**1,772**	1,834	**1,772**	1,834
Nonutility:				
Nonregulated generation-nuclear	**1,855**	1,935	—	—
Nonregulated generation-solar	**945**	944	—	—
Nuclear fuel	**1,009**	954	—	—
Other-including plant under construction	**2,145**	1,606	**10**	10
Total nonutility	**5,954**	5,439	**10**	10
Total property, plant and equipment	**$83,417**	$75,708	**$60,963**	$54,697

(1) Includes $2.9 billion associated with the CVOW Commercial Project. Virginia Power's February 2024 construction progress filing with the Virginia Commission included an estimated total project cost of $9.8 billion, excluding financing costs. In accordance with the Virginia Commission's order in December 2022, the Companies are subject to a cost sharing mechanism in which Virginia Power will be eligible to recover 50% of such incremental costs which fall between $10.3 billion and $11.3 billion with no recovery of such incremental costs which fall between $11.3 billion and $13.7 billion. There is no cost sharing mechanism for any total construction costs in excess of $13.7 billion, the recovery of which would be determined in a future Virginia Commission proceeding.
(2) During 2023, Virginia Power determined the Bookers Mill solar project under development will be utilized to support its utility customers and included the project in its most recent Rider CE application. See Note 13 for additional information.

Jointly-Owned Power Stations

The Companies' proportionate share of jointly-owned power stations at December 31, 2023 is as follows:

	Bath County Pumped Storage Station[1]	North Anna Units 1 and 2[1]	Clover Power Station[1]	Millstone Unit 3[2]	Summer Unit 1[2]
(millions, except percentages)					
Ownership interest	**60%**	**88.4%**	**50%**	**93.5%**	**66.7%**
Plant in service	**1,066**	**2,632**	**612**	**1,513**	**1,557**
Accumulated depreciation	**(766)**	**(1,455)**	**(302)**	**(604)**	**(744)**
Nuclear fuel	—	**787**	—	**540**	**609**
Accumulated amortization of nuclear fuel	—	**(619)**	—	**(412)**	**(380)**
Plant under construction	**9**	**337**	**2**	**81**	**87**

(1) Units jointly owned by Virginia Power.
(2) Units jointly owned by Dominion Energy.

The co-owners are obligated to pay their share of all future construction expenditures and operating costs of the jointly-owned facilities in the same proportion as their respective ownership interest. The Companies report their share of operating costs in the appropriate operating expense (electric fuel and other energy-related purchases, other operations and maintenance, depreciation and amortization and other taxes, etc.) in the Consolidated Statements of Income.

Sale of Noncontrolling Interest in CVOW Commercial Project

In February 2024, Virginia Power entered into an agreement to sell a 50% noncontrolling interest in the CVOW Commercial Project to Stonepeak through the formation of OSWP. Under the agreement, Virginia Power will contribute the CVOW Commercial Project and Stonepeak will contribute cash to OSWP. The contribution of the CVOW Commercial Project requires approval from the Virginia and North Carolina Commissions. Virginia Power expects closing to occur by the end of 2024, contingent on consent by BOEM and other customary closing and regulatory conditions. Under the terms of the agreement, Virginia Power will receive proceeds representing 50% of the CVOW Commercial Project construction costs incurred through closing, less an initial withholding of $145 million. If the total project costs of the CVOW Commercial Project are $9.8 billion, excluding financing costs, or less Virginia Power shall receive $100 million of the initial withholding. Such amount is subject to downward adjustment with Virginia Power receiving no withheld amounts if the total costs, excluding financing costs, of the CVOW Commercial Project exceed $11.3 billion. Based on an expected closing at the end of 2024, Virginia Power expects to receive proceeds of approximately $3 billion.

Following closing, Virginia Power and Stonepeak will each contribute 50% of the remaining capital necessary to fund construction of the CVOW Commercial Project provided the total project cost, excluding financing costs, is less than $11.3 billion.

For capital funding necessary, if any, for total project costs, excluding financing costs, of $11.3 billion through $13.7 billion, Stonepeak will have the option to make additional capital contributions. If Stonepeak elects to make additional capital contributions for project costs, excluding financing costs, in excess of $11.3 billion, if any, Virginia Power shall contribute between 67% and 83% of such capital with Stonepeak contributing the remainder. To the extent that Stonepeak elects not to make such contributions, Virginia Power shall receive an increase in its ownership percentage of OSWP for any contributed capital based on a tiered unit price for membership interests in OSWP as set forth in the agreement. Virginia Power and Stonepeak have the right to provide capital contributions for any total project costs, excluding financing costs, in excess of $13.7 billion.

The agreement is subject to termination by either party if not completed by December 2024, subject to a potential three-month extension for receipt of regulatory approvals, with a termination fee of $200 million due to Virginia Power under certain conditions. Following closing of the agreement, Virginia Power expects to consolidate OSWP with Stonepeak's interests reflected as noncontrolling interests.

Nonregulated Solar Projects

The following table presents acquisitions by Virginia Power of non-jurisdictional solar projects (reflected in Dominion Energy Virginia). Virginia Power has claimed federal investment tax credits on the projects, except as otherwise noted.

Project Name[1]	Date Agreement Entered	Date Agreement Closed	Project Location	Project Cost (millions)[2]	Date of Commercial Operations	MW Capacity
Ft. Powhatan	June 2019	June 2019	Virginia	$267	January 2022	150
Belcher[3]	June 2019	August 2019	Virginia	164	June 2021	88
Bedford	August 2019	November 2019	Virginia	106	November 2021	70
Maplewood	October 2019	October 2019	Virginia	210	December 2022	120
Rochambeau	December 2019	January 2020	Virginia	35	December 2021	20
Pumpkinseed	May 2020	May 2020	Virginia	138	September 2022	60

(1) During 2023, Virginia Power determined the Bookers Mill solar project under development will be utilized to support its utility customers and included the project in its most recent Rider CE application. See Note 13 for additional information.
(2) Includes acquisition costs.
(3) Referred to as Desper once placed in service.

In addition, the following table presents acquisitions by Dominion Energy of solar projects (reflected in Contracted Energy unless otherwise noted). Dominion Energy has claimed or expects to claim federal investment tax credits on the projects, except as otherwise noted.

Project Name	Date Agreement Entered	Date Agreement Closed	Project Location	Project Cost (millions)[1]	Date of Commercial Operations	MW Capacity
Yemassee	May 2020	August 2020	South Carolina	$ 17	January 2021	10
Trask	May 2020	October 2020	South Carolina	22	March 2021	12
Hardin I	June 2020	June 2020	Ohio	240	Split[2]	150
Madison	July 2020	July 2020	Virginia	165	Expected 2024[3][4]	62
Hardin II	August 2020	Terminated[5]				
Atlanta Farms	March 2022	May 2022	Ohio	390	Expected 2024[3]	200
Foxhound	March 2023	February 2024	Virginia	205	Expected 2024[3]	83

(1) Includes acquisition costs.
(2) In December 2020 and January 2021, 97 MW and 53 MW of the project commenced commercial operations, respectively.
(3) Dominion Energy expects to claim production tax credits on the energy generated and sold by project.
(4) Madison is reflected in the Corporate and Other segment effective December 2023.
(5) In January 2023, Dominion Energy terminated its agreement, without penalty, to acquire Hardin II.

In addition to the facilities discussed above, Dominion Energy has also entered into various agreements to install solar facilities (reflected in the Corporate and Other segment effective September 2023), primarily at schools in Virginia. As of December 31, 2023, Dominion Energy has in service solar facilities with an aggregate generation capacity of 4 MW at a cost of $7 million and anticipates placing additional facilities in service by the end of 2024 with an estimated total projected cost of approximately $16 million and an aggregate generation capacity of 7 MW. Dominion Energy has claimed or expects to claim federal investment tax credits on the projects.

IMPAIRMENT

In the fourth quarter of 2022, Dominion Energy modified its intentions for the ongoing growth and development of its nonregulated solar generation assets as part of the preliminary stages of its comprehensive business review announced in November 2022. In connection with that determination, Dominion Energy expects that it is more likely than not that the nonregulated solar generation projects within Contracted Energy will be sold before the end of their useful lives and therefore evaluated the associated long-lived assets for recoverability. Given their strategic alignment with Virginia Power's operations, the non-jurisdictional solar generation projects reflected in Dominion Energy Virginia were not further evaluated for recoverability. Using a probability-weighted approach, Dominion Energy determined Contracted

Energy's nonregulated solar generation assets were impaired and recorded a charge of $908 million ($685 million after-tax) primarily in impairment of assets and other charges in its Consolidated Statements of Income (reflected in the Corporate and Other segment) for the year ended December 31, 2022 to adjust the property, plant and equipment, intangible assets and right-of-use lease assets down to an estimated fair value of $665 million in aggregate. The fair value was estimated using an income approach. The valuation is considered a Level 3 fair value measurement due to the use of significant judgmental and unobservable inputs, including projected timing and amount of future cash flows and discount rates reflecting risks inherent in the future cash flows and market prices. As discussed in Note 2, the amount of the impairment charge reflects the impacts of the change in the Companies' accounting policy for investment tax credits.

Non-Wholly-Owned Nonregulated Solar Facilities

SALE TO TERRA NOVA RENEWABLE PARTNERS

In August 2021, Dominion Energy entered into an agreement with Terra Nova Renewable Partners to sell SBL Holdco, which held Dominion Energy's 67% controlling interest in certain nonregulated solar projects for consideration of $456 million, subject to customary closing adjustments, with the amount of cash reduced by the amount of SBL Holdco's debt outstanding at closing. The sale was contingent on clearance or approval under the Hart-Scott-Rodino Act and by FERC as well as other customary closing and regulatory conditions. In September 2021, the waiting period under the Hart-Scott-Rodino Act expired and in October 2021, FERC approved the proposed sale. In December 2021, the transaction closed and Dominion Energy recorded a loss of $149 million ($89 million after-tax gain) in losses (gains) on sales of assets in its Consolidated Statements of Income (reflected in the Corporate and Other segment). As discussed in Note 2, the amount of the loss on sale reflects the impacts of the change in the Companies' accounting policy for investment tax credits. Except as specifically identified, all activity related to SBL Holdco is recorded within Contracted Energy.

SALE TO CLEARWAY

In August 2021, Dominion Energy entered an agreement with Clearway to sell its 50% controlling interest in Four Brothers and Three Cedars for $335 million in cash, subject to customary closing adjustments. The transaction was contingent on clearance or approval under the Hart-Scott-Rodino Act and by FERC as well as other customary closing and regulatory conditions. In October 2021, the waiting period under the Hart-Scott-Rodino Act expired. In December 2021, the transaction closed and Dominion Energy recorded a loss of $364 million ($81 million after-tax) in losses (gains) on sales of assets in its Consolidated Statements of Income (reflected in the Corporate and Other segment), primarily associated with the derecognition of noncontrolling interest. As discussed in Note 2, the amount of the loss on sale reflects the impacts of the change in the Companies' accounting policy for investment tax credits. Except as specifically identified, all activity related to Four Brothers and Three Cedars is recorded within Contracted Energy.

Virginia Power Easement Agreement

In November 2023, Virginia Power entered into an agreement to pay $65 million for an easement related to the CVOW Commercial Project for which it will not seek recovery of and therefore recorded a charge of $65 million ($49 million after-tax) within impairment of assets and other charges in its Consolidated Statements of Income (reflected in the Corporate and Other segment).

Sales of Corporate Office Buildings

In 2023, Dominion Energy entered into an agreement for the sale of a corporate office building for total cash consideration of $40 million. Dominion Energy expects that any gain or loss recognized on the transaction at closing, which is expected in the first half of 2024, will be inconsequential. The corporate office building is reflected in the Corporate and Other segment and is presented as held for sale in Dominion Energy's Consolidated Balance Sheets at December 31, 2023.

In 2023, Dominion Energy recorded a charge of $93 million ($69 million after-tax) in impairment of assets and other charges in its Consolidated Statements of Income to adjust a corporate office building down to its estimated fair value, using a market approach, of $35 million. The valuation is considered a Level 3 fair value measurement as it is based on unobservable inputs due to limited comparable market activity. The corporate office building is reflected in the Corporate and Other segment and is presented as held for sale in Dominion Energy's Consolidated Balance Sheets at December 31, 2023.

Virginia Power CCRO Utilization

In 2021, Virginia Power wrote off $318 million, primarily to accumulated depreciation, representing the utilization of a CCRO in accordance with the GTSA in connection with the settlement of the 2021 Triennial Review. See Note 13 for additional information.

Sale of Utility Property

In 2023, Dominion Energy completed the sales of certain utility property in South Carolina, as approved by the South Carolina Commission in February 2023, for total cash consideration of $12 million. In connection with the sales, Dominion Energy recognized a gain of $11 million ($8 million after-tax), recorded in losses (gains) on sales of assets, in its Consolidated Statements of Income (reflected in the Corporate and Other segment) for the year ended December 31, 2023.

In 2022, Dominion Energy completed the sales of certain utility property in South Carolina, as approved by the South Carolina Commission, for total cash consideration of $20 million. In connection with the sales, Dominion Energy recognized a gain of $20 million ($15 million after-tax), recorded in losses (gains) on sales of assets, in its Consolidated Statements of Income (reflected in Dominion Energy South Carolina) for the year ended December 31, 2022.

NOTE 11. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in Dominion Energy's carrying amount and segment allocation of goodwill are presented below:

(millions)	Dominion Energy Virginia	Dominion Energy South Carolina	Contracted Energy	Corporate and Other	Total
Dominion Energy					
Balance at December 31, 2021[1]	$2,106	$1,521	$516	$ 110	$4,253
Sale of Hope[2]	—	—	—	(110)	(110)
Balance at December 31, 2022[1]	$2,106	$1,521	$516	$ —	$4,143
No events affecting goodwill	—	—	—	—	—
Balance at December 31, 2023[1]	**$2,106**	**$1,521**	**$516**	**$ —**	**$4,143**

(1) Goodwill amounts do not contain any accumulated impairment losses.
(2) See Note 3 for additional information.

Other Intangible Assets

The Companies' other intangible assets are subject to amortization over their estimated useful lives. Dominion Energy's amortization expense for intangible assets was $160 million, $103 million and $70 million for the years ended December 31, 2023, 2022 and 2021, respectively. In 2023, Dominion Energy acquired $642 million of intangible assets, primarily representing RGGI allowances and software, with an estimated weighted-average amortization period of approximately 6 years. Amortization expense for Virginia Power's intangible assets was $123 million, $67 million and $31 million for the years ended December 31, 2023, 2022 and 2021, respectively. In 2023, Virginia Power acquired $583 million of intangible assets, primarily representing RGGI allowances and software, with an estimated weighted-average amortization period of 5 years.

The components of intangible assets are as follows:

	2023		2022	
At December 31,	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
(millions)				
Dominion Energy				
Software, licenses and other[1]	**$2,185**	**$ 1,240**	$1,723	$927
Virginia Power				
Software, licenses and other[1]	**$1,509**	**$ 856**	$1,113	$577

(1) Includes $198 million and $253 million of RGGI allowances purchased and consumed in 2023 and 2022, respectively, with deferral to a regulatory asset.

Annual amortization expense for these intangible assets is estimated to be as follows:

	2024	2025	2026	2027	2028
(millions)					
Dominion Energy	**$81**	**$74**	**$63**	**$47**	**$36**
Virginia Power	**$49**	**$45**	**$38**	**$29**	**$22**

NOTE 12. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities include the following:

	Dominion Energy		Virginia Power	
At December 31,	2023	2022	2023	2022
(millions)				
Dominion Energy				
Regulatory assets:				
Deferred cost of fuel used in electric generation(1)	**$ 245**	$ 603	**$ 95**	$ 133
Deferred rider costs for Virginia electric utility(2)	**270**	152	**270**	152
Ash pond and landfill closure costs(3)	**200**	221	**200**	221
Deferred nuclear refueling outage costs(4)	**63**	83	**63**	83
NND Project costs(5)	**138**	138		
Deferred early plant retirement charges(6)	**—**	226	**—**	226
Derivatives(7)	**162**	256	**160**	251
Other	**231**	204	**80**	74
Regulatory assets-current	**1,309**	1,883	**868**	1,140
Unrecognized pension and other postretirement benefit costs(8)	**1,036**	891	**—**	4
Deferred rider costs for Virginia electric utility(2)	**496**	363	**496**	363
Interest rate hedges(9)	**168**	169	**—**	—
AROs and related funding(10)	**379**	380		
NND Project costs(5)	**1,949**	2,088		
Ash pond and landfill closure costs(3)	**2,410**	2,051	**2,407**	2,049
Deferred cost of fuel used in electric generation(1)	**1,221**	1,551	**1,221**	1,551
Derivatives(7)	**107**	254	**66**	148
Other	**590**	518	**127**	132
Regulatory assets-noncurrent	**8,356**	8,265	**4,317**	4,247
Total regulatory assets	**$9,665**	$10,148	**$5,185**	$5,387
Regulatory liabilities:				
Provision for future cost of removal and AROs(11)	**118**	111	**118**	111
Reserve for refunds and rate credits to electric utility customers(12)	**83**	125	**—**	25
Income taxes refundable through future rates(13)	**107**	100	**70**	65
Monetization of guarantee settlement(14)	**67**	67		
Derivatives(7)	**7**	211	**—**	176
Other	**140**	134	**133**	129
Regulatory liabilities-current	**522**	748	**321**	506
Income taxes refundable through future rates(13)	**3,076**	3,187	**2,237**	2,290
Provision for future cost of removal and AROs(11)	**1,818**	1,731	**1,185**	1,135
Nuclear decommissioning trust(15)	**2,098**	1,685	**2,098**	1,685
Monetization of guarantee settlement(14)	**635**	702		
Interest rate hedges(9)	**233**	240	**233**	240
Reserve for refunds and rate credits to electric utility customers(12)	**237**	325	**—**	—
Overrecovered other postretirement benefit costs(16)	**155**	140		
Derivatives(7)	**136**	234	**—**	—
Other	**286**	191	**225**	167
Regulatory liabilities-noncurrent	**8,674**	8,435	**5,978**	5,517
Total regulatory liabilities	**$9,196**	$ 9,183	**$6,299**	$6,023

(1) Reflects deferred fuel expenses for the Virginia and North Carolina jurisdictions of Virginia Power's electric generation operations. Additionally, Dominion Energy includes deferred fuel expenses for the South Carolina jurisdiction of its electric generation operations. In February 2024, Virginia Power completed a securitization of $1.3 billion of under-recovered fuel costs for its Virginia service territory. See Notes 13 and 18 for additional information.

(2) Reflects deferrals under Virginia Power's electric transmission FERC formula rate and the deferral of costs associated with certain current and prospective rider projects. In 2023, Virginia Power recorded a charge of $36 million ($27 million after-tax), included in impairment of assets and other charges in its Consolidated Statements of Income (reflected in the Corporate and Other segment), for the write-off of certain previously deferred amounts related to Riders R, S and W in connection with the cessation of such riders effective July 2023. See Note 13 for additional information.

(3) Primarily reflects legislation in Virginia which requires any CCR asset located at certain Virginia Power stations to be closed by removing the CCR to an approved landfill or through beneficial reuse. These deferred costs are expected to be collected over a period between 15 and 18 years commencing December 2021 through Rider CCR. Virginia Power is entitled to collect carrying costs on uncollected expenditures once expenditures have been made.

(4) Legislation in Virginia requires Virginia Power to defer operation and maintenance costs incurred in connection with the refueling of any nuclear-powered generating plant. These deferred costs will be amortized over the refueling cycle, not to exceed 18 months.

(5) Reflects expenditures by DESC associated with the NND Project, which pursuant to the SCANA Merger Approval Order, will be recovered from DESC electric service customers over a 20-year period ending in 2039.

(6) Reflects amounts from the early retirements of certain coal- and oil-fired generating units which were amortized through 2023 in accordance with the settlement of the 2021 Triennial Review. See Note 13 for additional information.

(7) Represents changes in the fair value of derivatives, excluding separately presented interest rate hedges, that following settlement are expected to be recovered from or refunded to customers.

(8) Represents unrecognized pension and other postretirement employee benefit costs expected to be recovered or refunded through future rates generally over the expected remaining service period of plan participants by certain of Dominion Energy's rate-regulated subsidiaries. Includes regulatory assets of $215 million and $302 million and regulatory liabilities of $12 million and $6 million in aggregate at December 31, 2023 and 2022, respectively, related to retained pension and other postretirement benefit plan assets and obligations for the East Ohio, PSNC and Questar Gas Transactions which will be reclassified to AOCI upon closing of each transaction.

(9) Reflects interest rate hedges recoverable from or refundable to customers. Certain of these instruments are settled and any related payments are being amortized into interest expense over the life of the related debt, which has a weighted-average useful life of approximately 25 years and 24 years for Dominion Energy and Virginia Power, respectively, as of December 31, 2023.

(10) Represents uncollected costs, including deferred depreciation and accretion expense related to legal obligations associated with the future retirement of generation, transmission and distribution properties. The AROs primarily relate to DESC's electric generating facilities, including Summer, and are expected to be recovered over the related property lives and periods of decommissioning which may range up to approximately 105 years.

(11) Rates charged to customers by Dominion Energy and Virginia Power's regulated businesses include a provision for the cost of future activities to remove assets that are expected to be incurred at the time of retirement.

(12) Reflects amounts previously collected from retail electric customers of DESC for the NND Project to be credited over an estimated 11-year period effective February 2019, in connection with the SCANA Merger Approval Order. Also reflects amounts to be refunded to jurisdictional retail electric customers in Virginia associated with the settlement of the 2021 Triennial Review. See Note 13 for additional information.

(13) Amounts recorded to pass the effect of reduced income taxes from the 2017 Tax Reform Act to customers in future periods, which will primarily reverse at the weighted average tax rate that was used to build the reserves over the remaining book life of the property, net of amounts to be recovered through future rates to pay income taxes that become payable when rate revenue is provided to recover AFUDC equity.

(14) Reflects amounts to be refunded to DESC electric service customers over a 20-year period ending in 2039 associated with the monetization of a bankruptcy settlement agreement.

(15) Primarily reflects a regulatory liability representing amounts collected from Virginia jurisdictional customers and placed in external trusts (including income, losses and changes in fair value thereon, as appli-

cable) for the future decommissioning of Virginia Power's utility nuclear generation stations, in excess of the related AROs.
(16) Reflects a regulatory liability for the collection of postretirement benefit costs allowed in rates in excess of expense incurred.

At December 31, 2023, Dominion Energy and Virginia Power regulatory assets include $5.1 billion and $3.1 billion, respectively, on which they do not expect to earn a return during the applicable recovery period. With the exception of certain items discussed above, the majority of these expenditures are expected to be recovered within the next two years.

Note 13. Regulatory Matters

Regulatory Matters Involving Potential Loss Contingencies

As a result of issues generated in the ordinary course of business, the Companies are involved in various regulatory matters. Certain regulatory matters may ultimately result in a loss; however, as such matters are in an initial procedural phase, involve uncertainty as to the outcome of pending reviews or orders, and/or involve significant factual issues that need to be resolved, it is not possible for the Companies to estimate a range of possible loss. For regulatory matters that the Companies cannot estimate, a statement to this effect is made in the description of the matter. Other matters may have progressed sufficiently through the regulatory process such that the Companies are able to estimate a range of possible loss. For regulatory matters that the Companies are able to reasonably estimate a range of possible losses, an estimated range of possible loss is provided, in excess of the accrued liability (if any) for such matters. Any estimated range is based on currently available information, involves elements of judgment and significant uncertainties and may not represent the Companies' maximum possible loss exposure. The circumstances of such regulatory matters will change from time to time and actual results may vary significantly from the current estimate. For current matters not specifically reported below, management does not anticipate that the outcome from such matters would have a material effect on the Companies' financial position, liquidity or results of operations.

Other Regulatory Matters

Virginia Regulation – Key Legislation Affecting Operations

Regulation Act and Grid Transformation and Security Act of 2018
The Regulation Act enacted in 2007 instituted a cost-of-service rate model that authorizes stand-alone rate adjustment clauses for recovery of costs for new generation projects, FERC-approved transmission costs, underground distribution lines, environmental compliance, conservation and energy efficiency programs, renewable energy programs and nuclear license renewals, and also contains statutory provisions directing Virginia Power to file annual fuel cost recovery cases with the Virginia Commission.

If the Virginia Commission's future rate decisions, including actions relating to Virginia Power's rate adjustment clause filings, differ materially from Virginia Power's expectations, it may adversely affect its results of operations, financial condition and cash flows.

The GTSA reinstated base rate reviews commencing with the 2021 Triennial Review. In the triennial review proceedings, earnings that were more than 70 basis points above the utility's authorized ROE that might have been refunded to customers and served as the basis for a reduction in future rates, could be reduced by Virginia Commission-approved investment amounts in qualifying solar or wind generation facilities or electric distribution grid transformation projects that Virginia Power elected to include in a CCRO. The legislation declared that electric distribution grid transformation projects are in the public interest and provided that the costs of such projects may be recovered through a rate adjustment clause if not the subject of a CCRO. Any costs that were the subject of a CCRO were deemed recovered in base rates during the triennial period under review and could not be included in base rates in future triennial review proceedings. In any triennial review in which the Virginia Commission determined that the utility's earnings were more than 70 basis points above its authorized ROE, base rates were subject to reduction prospectively and customer refunds would be due unless the total CCRO elected by the utility equaled or exceeded the amount of earnings in excess of the 70 basis points. For the purposes of measuring any customer refunds or CCRO amounts utilized under the GTSA, associated income taxes were factored into the determination of such amounts. In the 2021 Triennial Review, any such rate reduction was limited to $50 million. This section of the GTSA concerning base rate reviews was amended by 2023 legislation as discussed below.

Virginia 2020 Legislation
In April 2020, the Governor of Virginia signed into law the VCEA, which along with related legislation forms a comprehensive framework affecting Virginia Power's operations. The VCEA replaces Virginia's voluntary renewable energy portfolio standard for Virginia Power with a mandatory program setting annual renewable energy portfolio standard requirements based on the percentage of total electric energy sold by Virginia Power, excluding existing nuclear generation and certain new carbon-free resources, reaching 100% by the end of 2045. The VCEA includes related requirements concerning deployment of wind, solar and energy storage resources, as well as provides for certain measures to increase net-metering, including an allocation for low-income customers, incentivizes energy efficiency programs and provides for cost recovery related to participation in a carbon trading program. While the legislation affects several portions of Virginia Power's operations, key provisions of the GTSA remained in effect, including the triennial review structure and timing, the use of the CCRO and the $50 million cap on revenue reductions in the first triennial review proceeding. Key provisions of the VCEA and related legislation passed include the following:

- *Fossil Fuel Electric Generation*: The legislation mandates Chesterfield Power Station Units 5 & 6 and Yorktown Power Station Unit 3 to be retired by the end of 2024, Altavista, Southampton and Hopewell to be retired by the end of 2028 and Virginia Power's remaining fossil fuel units to be retired by the end of 2045, unless the retirement of such generating units will compromise grid reliability or security. The legislation also imposed a temporary moratorium on CPCNs for fossil fuel generation, unless the resources are needed for grid reliability. This temporary moratorium concluded in January

2022. In addition, the Virginia Commission shall determine the amortization period for recovery of any appropriate costs due to the early retirement of any electric generation facilities. Virginia Power revised the depreciable lives of Altavista, Southampton and Hopewell for the mandated retirement to the end of 2028, which did not have a material impact to Virginia Power's results of operations or cash flows given the existing regulatory framework. This section of the VCEA concerning mandatory retirements of certain facilities by the end of 2028 was amended by 2023 legislation as discussed below. As a result, in November 2023 Virginia Power revised the depreciable lives of Altavista, Southampton and Hopewell and implemented useful life assumptions that were effective before the previous revision.

- *Renewable Generation:* The legislation provides a detailed renewable energy portfolio standard to achieve 100% zero-carbon generation by the end of 2045, excluding existing nuclear generation and certain new carbon-free resources. Components include requirements to petition the Virginia Commission for approval to construct or acquire new generating capacity to reach 16.1 GW of installed solar and onshore wind by the end of 2035, which includes specific requirements for utility-scale solar of 3.0 GW by the end of 2024, up to 15.0 GW by the end of 2035 and 1.1 GW of small-scale solar by the end of 2035. The legislation deems 2.7 GW of energy storage, including up to 800 MW for any one project which may include a pumped storage facility, by the end of 2035 to be in the public interest. The legislation also deems the construction or purchase of an offshore wind facility constructed off the Virginia coast with a capacity of up to 5.2 GW before 2035 to be in the public interest and provides certain presumptions facilitating cost recovery. The costs of such a facility constructed by the utility with a capacity between 2.5 and 3.0 GW will be presumed reasonably and prudently incurred if the Virginia Commission finds that the project meets competitive procurement requirements, the projected cost of the facility does not exceed a specified industry benchmark and the utility commences construction by the end of 2023 or has a plan for the facility to be in service by the end of 2027. Projects to meet these requirements are subject to approval by the Virginia Commission.

- *Energy Efficiency:* The legislation includes an energy efficiency target of 5% energy savings, as measured from a 2019 baseline, through verifiable energy efficiency programs by the end of 2025 with future targets to be set by the Virginia Commission. Virginia Power has the opportunity to offset the lost revenues with margins on program spend if certain targets are achieved and can also seek recovery of the lost revenues associated with energy efficiency programs if such reductions are found to have caused Virginia Power to earn more than 50 basis points below a fair rate of return on its rates for generation and distribution services.

- *Carbon trading program*: The legislation authorizes Virginia to participate in a market-based carbon trading program consistent with RGGI through 2050. In January 2022, the Governor of Virginia issued an executive order which put directives in place to start administrative steps to withdraw Virginia from RGGI. In December 2023, the withdrawal took effect. All costs of the carbon trading program are recoverable through an environmental rider.

- *Low-income customers*: The legislation includes the establishment of a percentage of income payment program to be administered by the Virginia Department of Housing and Community Development and the Virginia Department of Social Services. To fund the program, Virginia Power will remit amounts collected from customers under a universal service fee established and set by the Virginia Commission. As such, this program will not affect Virginia Power's results of operations, financial position or cash flows. In December 2020, the Virginia Commission issued a final order confirming a revenue requirement of $93 million related to this program. Implementation details and the effective date of the program would be established in future legislation prior to collection of fees from customers. In October 2023, the Virginia Commission approved the collection by Virginia Power of a universal service fee of $71 million from customers during the rate year beginning November 2023, including the impact on certain non-jurisdictional customers which follow Virginia Power's jurisdictional customer rate methodology.

Virginia 2023 Legislation
In April 2023, legislation was enacted that amended several key provisions of the Regulation Act, as previously amended by the GTSA, and revised portions of the existing regulatory framework affecting Virginia Power's operations.

The legislation resets the frequency of base rate reviews from a triennial period, as established under the GTSA, to a biennial period commencing with the 2023 Biennial Review. Such biennial reviews shall include the establishment of an authorized ROE to be utilized for base rates and riders, prospective base rates for the upcoming two-year period based on projected cost of service and a determination by the Virginia Commission as to Virginia Power's base rate earned return for the most recently completed two-year period against the previously authorized ROE, including any potential credits to customers' bills.

The legislation provides that the Virginia Commission will establish an authorized ROE of 9.70% for Virginia Power in the 2023 Biennial Review, reflecting the average authorized ROE of vertically integrated electric utilities by the applicable regulatory commissions in the peer group jurisdictions of Florida, Georgia, Texas, Tennessee, West Virginia, Kentucky and North Carolina. Subsequent to the 2023 Biennial Review, all provisions related to this peer group benchmarking expire and the Virginia Commission is authorized to utilize any methodology it deems to be consistent with the public interest to make future ROE determinations. In all future biennial reviews, if the Virginia Commission determines that Virginia Power's existing base rates will, on a going-forward basis, produce revenues that are either in excess of or below its authorized rate of return, the Virginia Commission is authorized to reduce or increase such base rates, as applicable and necessary, to ensure that Virginia Power's base rates are just and reasonable while still allowing Virginia Power to recover its costs and earn a fair rate of return. In addition, beginning with the biennial review to be filed in 2025, the Virginia Commission may, at its discretion, increase or decrease Virginia Power's authorized ROE by up to 50 basis points based on factors that may include reliability, generating plant performance, customer service and operating efficiency, with the provisions applying to such adjustments to be determined in a future proceeding.

The legislation directs that if the Virginia Commission determines as part of the 2023 Biennial Review that Virginia Power has earned more than 70 basis points above its authorized ROE of 9.35% established in the 2021 Triennial Review that 85% of the amount of such earnings above this level be credited to customers' bills. In future biennial reviews, beginning with the biennial review to be filed in 2025, 85% of any earnings determined by the Virginia Commission to be up to 150 basis points above Virginia Power's authorized ROE shall be credited to customers' bills as well as 100% of any earnings that are more than 150 basis points above Virginia Power's authorized ROE. For the purposes of measuring any bill credits due to customers, associated income taxes are factored into the determination of such amounts. In addition, the legislation eliminates Virginia Power's ability to utilize Virginia Commission-approved investment amounts in qualifying solar or wind generation facilities or electric distribution grid transformation projects as a CCRO to reduce or offset any earnings otherwise eligible for customer credits as previously permitted under the GTSA.

In addition to the biennial review mechanisms discussed above, the legislation also includes provisions related to other aspects of Virginia Power's ratemaking framework.

- *Riders into base rates*: Virginia Power is required to combine certain riders with an aggregate annual revenue requirement of at least $350 million with its base rates effective July 2023. After such riders are combined, they will be considered as part of base rates for the purposes of the biennial review proceedings. The inclusion of such riders cannot serve as the basis for an increase in base rates as part of the 2023 Biennial Review.
- *Rider consolidation*: Upon determination by the Virginia Commission, certain riders, while remaining separate from base rates, may be consolidated for cost recovery and review purposes.
- *Capitalization ratio*: The legislation establishes that Virginia Power is required to undertake reasonable efforts to maintain a common equity capitalization to total capitalization ratio through December 2024 of 52.10%.
- *Fuel cost securitization*: Virginia Power is authorized, on or before July 2024, to petition the Virginia Commission for approval of a financing order for certain deferred fuel costs. Virginia Power is required to permit certain retail customers to opt out of any such deferred fuel cost securitization.
- *Electric generation plant retirements*: The Virginia Commission shall provide to the Virginia General Assembly, on an annual basis, a report that includes information concerning the reliability impacts of generation unit additions and retirement determinations, along with the potential impact on the purchase of power from generation assets outside of the Virginia jurisdiction, the result of which could impact the depreciable lives of Virginia Power's electric generation facilities in future periods.

In addition, in May 2023 legislation was enacted that amended certain portions of the VCEA to qualify generation produced by Virginia Power's biomass electric generating stations as renewable energy and eliminate the mandated retirement of such facilities by the end of 2028.

Virginia Power is incurring and expects to incur significant costs, including capital expenditures, to comply with the legislative requirements discussed above. The legislation allows for cost recovery under the existing or modified regulatory framework through rate adjustment clauses, rates for generation and distribution services or Virginia Power's fuel factor, as approved by the Virginia Commission. Costs allocated to the North Carolina jurisdiction will be recovered, subject to approval by the North Carolina Commission, in accordance with the existing regulatory framework.

VIRGINIA REGULATION – KEY DEVELOPMENTS
2023 Biennial Review
In July 2023, Virginia Power filed its base rate case and accompanying schedules in support of the 2023 Biennial Review in accordance with legislation enacted in Virginia in April 2023 as discussed above. Virginia Power's earnings test analysis, as filed, demonstrated it earned a combined ROE of 9.04% on its generation and distribution services for the test period, within 70 basis points of its authorized ROE of 9.35% established in the 2021 Triennial Review. Virginia Power did not request an increase in base rates for generation and distribution services and proposed that base rates remain at their existing level utilizing an ROE of 9.70% for the prospective test periods and a common equity capitalization to total capitalization ratio of 52.10%. Virginia Power noted that while its prospective test periods would result in a revenue deficiency, it did not request an increase to base rates given that the combination of certain riders with an aggregate annual revenue requirement of at least $350 million into base rates effective July 2023 cannot serve as the basis for an increase in base rates as part of the 2023 Biennial Review. The Virginia Commission will determine whether Virginia Power's earnings for the test period, considered as a whole, were within 70 basis points above or below the authorized ROE of 9.35%. The Virginia Commission will also authorize an ROE of 9.70%, as directed by legislation enacted in Virginia in April 2023, for Virginia Power that will be applied to Virginia Power's riders prospectively and that will also be utilized to measure base rate earnings for the 2025 Biennial Review.

In November 2023, Virginia Power, the Virginia Commission staff and other parties filed a comprehensive settlement agreement with the Virginia Commission for approval. The comprehensive settlement agreement indicates that Virginia Power demonstrated it earned a combined ROE of 9.05% on its generation and distribution services for the test period, requires previously unrecovered severe weather event costs of $45 million to be recovered through base rates during the 2023-2024 biennial period, with carrying costs, and provides for $15 million in one-time credits to customers by September 2024. This matter is pending.

Virginia Fuel Expenses
In May 2023, Virginia Power filed its annual fuel factor filing with the Virginia Commission to recover an estimated $2.3 billion in Virginia jurisdictional projected fuel expense for the rate year beginning July 1, 2023 and a projected $1.3 billion under-recovered balance as of June 30, 2023. The projected under-recovered balance includes $578 million representing the remaining two years of under-recovered balance as of June 30, 2022 being collected over a three-year period in accordance with the Virginia Commission's approval of Virginia Power's 2022 annual fuel factor as described above. Virginia Power proposed

two alternatives to recover these under-collected fuel costs. The first option reflects recovery of the total $3.3 billion fuel cost requirement over the July 2023 through June 2024 fuel period and results in an increase in Virginia Power's fuel revenues of $631 million when applied to projected kilowatt-hour sales for the period. The second option proposed by Virginia Power incorporates its anticipated July 2023 application to the Virginia Commission for approval of a financing order to securitize up to the projected $1.3 billion under-recovered balance as of June 30, 2023 as permitted under legislation enacted in Virginia in April 2023. Under this option, Virginia Power proposed implementation of the current period fuel factor rate only effective July 2023 on an interim basis, while suspending implementation of the prior-period fuel factor rate pending the Virginia Commission's consideration of the securitization petition. If approved by the Virginia Commission, the securitization option results in a net decrease in Virginia Power's fuel revenues for the rate year of approximately $541 million. In addition, Virginia Power has proposed to alter the order in which revenue from certain customers who elect to pay market-based rates would be allocated between base rates and fuel, which if approved would result in a reduction to fuel revenue of $13 million. In May 2023, the Virginia Commission ordered that, in accordance with Virginia Power's second proposed option, only the current period fuel factor rate be implemented effective July 2023 on an interim basis. This matter is pending.

In July 2023, Virginia Power filed an application with the Virginia Commission for approval of a financing order to securitize the projected $1.3 billion under-recovered fuel balance as of June 30, 2023 through the issuance of one or more tranches of bonds with tenors up to approximately ten years. In November 2023, the Virginia Commission approved Virginia Power's request and issued a financing order authorizing Virginia Power to securitize $1.3 billion of under-recovered fuel costs through the issuance by a special purpose entity of one or more tranches of bonds with tenors of up to approximately seven years. In February 2024, the securitization was effectuated through the issuance of $1.3 billion of deferred fuel bonds as discussed in Note 18.

Virginia Power Equity Application
In July 2023, Virginia Power requested approval from the Virginia Commission to issue and sell to Dominion Energy up to $3.25 billion of authorized but unissued shares of its common stock, no par value, through the end of 2023 in order to maintain a common equity capitalization to total capitalization ratio of 52.10% through December 2024 in accordance with legislation enacted in Virginia in April 2023 as discussed above. In August 2023, the Virginia Commission approved the application.

GTSA Filing
In March 2023, Virginia Power filed a petition with the Virginia Commission for approval of Phase III, covering 2024 through 2026, of its plan for electric distribution grid transformation projects as authorized by the GTSA. The plan includes 14 projects covering six components (i) AMI; (ii) customer information platform; (iii) grid improvement projects; (iv) physical and cyber security; (v) telecommunications infrastructure and (vi) customer education. For Phase III, the total proposed capital investment is $1.1 billion and the proposed operations and maintenance investment is $71 million. In September 2023, the Virginia Commission approved total proposed capital investment of $773 million and the requested operations and maintenance investment of $71 million. In addition, the Virginia Commission approved a pilot project to include up to five battery energy storage systems, to be installed over five years, at a proposed 2024 through 2028 capital cost of $50 million.

Renewable Generation Projects
In October 2022, Virginia Power filed a petition with the Virginia Commission for CPCNs to construct and operate eight utility-scale projects totaling approximately 474 MW of solar generation and 16 MW of energy storage as part of its efforts to meet the renewable generation development requirements under the VCEA. The projects, as of October 2022, are expected to cost approximately $1.2 billion in the aggregate, excluding financing costs, and be placed into service between 2024 through 2025. In April 2023, the Virginia Commission approved the petition.

In October 2023, Virginia Power filed a petition with the Virginia Commission for CPCNs to construct or acquire and operate four utility-scale projects totaling approximately 329 MW of solar generation as part of its efforts to meet the renewable generation development targets under the VCEA. The projects, as of October 2023, are expected to cost approximately $850 million in the aggregate, excluding financing costs, and be placed into service between 2024 and 2026. This matter is pending.

Riders
Significant riders associated with various Virginia Power projects are as follows:

Rider Name	Application Date	Approval Date	Rate Year Beginning	Total Revenue Requirement (millions)[1]	Increase (Decrease) Over Previous Year (millions)
Rider BW	October 2021	May 2022	September 2023	$120	$ (25)
Rider CCR	February 2023	October 2023	December 2023	194	(37)
Rider CE[2]	October 2022	April 2023	May 2023	89	18
Rider CE[3]	October 2023	Pending	May 2024	137	48
Rider E	January 2023	September 2023	November 2023	109	8
Rider E	January 2024	Pending	November 2024	72	(37)
Rider GT	August 2023	Pending	June 2024	145	131
Rider GV[4]	June 2023	February 2024	April 2024	132	5
Rider GV[4]	June 2023	February 2024	April 2025	135	3
Rider OSW	November 2022	July 2023	September 2023	271	192
Rider OSW	November 2023	Pending	September 2024	486	215
Rider R	June 2021	March 2022	April 2023	55[14]	(4)
Rider RGGI[5]	December 2022	July 2023	September 2023	356	N/A
Rider RPS	December 2022	July 2023	September 2023	96	(44)
Rider RPS	December 2023[13]	Pending	September 2024	358	262
Rider S	June 2021	February 2022	April 2023	191[14]	(1)
Rider SNA[6]	October 2022	June 2023	September 2023	50	(57)
Rider SNA	October 2023	Pending	September 2024	95	45
Rider T1[7]	May 2023	July 2023	September 2023	879	173
Rider U[8]	June 2022	February 2023	April 2023	74	(21)
Rider U[9]	October 2023	Pending	August 2024	150	76
Rider W[10]	June 2022	February 2023	April 2023	105[14]	(16)
DSM Riders[11]	December 2022	August 2023	September 2023	107	16
DSM Riders[12]	December 2023	Pending	September 2024	93	(14)

(1) In addition, Virginia Power has various riders associated with other projects with an aggregate total annual revenue requirement of approximately $90 million as of December 31, 2023. There are various pending applications associated with such riders, which if approved, would result in a net increase of approximately $6 million.

(2) Associated with solar generation and energy storage projects requested for approval in October 2022 and certain small-scale solar projects in addition to previously approved Rider CE projects.

(3) Associated with five solar generation projects, one small-scale solar project and 13 power purchase agreements in addition to previously approved Rider CE projects.

(4) The total revenue requirement requested is based on an estimated retirement of Greensville County in 2058, consistent with the current estimated useful life of the facility. Virginia Power also provided an alternative approach based on an estimated retirement of Greensville County in 2045, which if this alternative had been utilized, would have resulted in a revenue requirement of $144 million and $148 million for rate years beginning April 2024 and April 2025, respectively.

(5) In December 2022, Virginia Power filed a petition to update and reinstate Rider RGGI to recover RGGI compliance costs incurred after July 2022 and those projected to occur through December 2023, with rate recovery from September 2023 through August 2024. For purposes of this proceeding, Virginia Power assumed that Virginia would withdraw from RGGI on December 31, 2023, and accordingly did not project any RGGI compliance costs to be incurred after that date.

(6) Virginia Power requested approval of cost recovery of approximately $1.2 billion through Rider SNA for the first phase of nuclear life extension program which includes investments through 2024. In July 2022, the Virginia Commission approved a stipulation proposed by Virginia Power, the Virginia Commission staff and certain interested parties recommending that costs incurred after February 2022 associated with the first phase of the nuclear life extension program for North Anna be deferred and requested for recovery in a subsequent Rider SNA filing.

(7) Consists of $510 million for the transmission component of Virginia Power's base rates and $369 million for Rider T1.

(8) Consists of previously approved phases of Rider U. In August 2023, the Virginia Commission approved Virginia Power's request to extend the rider for the rate year beginning April 2023 through June 2024.

(9) Consists of $72 million for previously approved phases and $78 million for phase seven costs for Rider U. In connection with the October 2023 application, Virginia Power requests the Virginia Commission further extend existing rates for Rider U through July 2024.

(10) In February 2023, the Virginia Commission also approved Virginia Power's requested revenue requirement for the rate year beginning April 2024. However, as Virginia Power provided notification in May 2023 to combine Rider W into base rates as discussed above, Rider W ceased to be separately collected effective July 2023.

(11) Associated with an additional four new energy efficiency programs, one new demand response program and four new program bundles with a $150 million cost cap, with the ability to exceed the cost cap by no more than 15%.

(12) Associated with an additional three new energy efficiency programs and one new demand response program with a $102 million cost cap, with the ability to exceed the cost cap by no more than 15%.

(13) Virginia Power amended its application in February 2024.

(14) In May 2023, Virginia Power filed a notification with the Virginia Commission to combine Riders R, S and W, which have an aggregate revenue requirement of $351 million, into base rates effective July 2023 in accordance with legislation enacted in Virginia in April 2023.

Electric Transmission Projects

Significant Virginia Power electric transmission projects approved or applied for are as follows:

Description and Location of Project	Application Date	Approval Date	Type of Line	Miles of Lines	Cost Estimate (millions)[1]
Construct new switching station, substations, transmission lines and related projects in Lunenberg and Mecklenburg Counties, Virginia	October 2022	June 2023	230 kV	18	230
Construct new switching station, substation, transmission lines and related projects in Charlotte, Halifax and Mecklenburg Counties, Virginia	October 2022	May 2023	230 kV	26	215
Construct new Mars and Wishing Star substations, transmission lines and related projects in Loudoun County, Virginia	October 2022	April 2023	500/230 kV	4	720
Construct new Cirrus and Keyser switching stations, transmission lines and related projects in Culpeper, Virginia	November 2022	October 2023	230 kV	5	65
Rebuild of Lines #2019 and #2007 in the City of Virginia Beach, Virginia	February 2023	August 2023	230 kV	5	95
Construct new transmission lines and convert Jeffress switching station in Mecklenburg County, Virginia	May 2023	January 2024	230 kV	18	135
Construct new Germanna substation, transmission line and related projects in Culpeper County, Virginia	November 2023	Pending	230 kV	2	55
Construct Daves Store transmission line extension in Prince William County, Virginia	February 2024	Pending	230 kV	3	70

(1) *Represents the cost estimate included in the application except as updated in the approval if applicable. In addition, Virginia Power had various other transmission projects approved during 2023 and early 2024 or applied for and currently pending approval with aggregate cost estimates of approximately $155 million and $145 million, respectively.*

In November 2013, the Virginia Commission issued an order granting Virginia Power a CPCN to construct approximately 7 miles of new overhead 500 kV transmission line from the existing Surry switching station in Surry County to a new Skiffes Creek switching station in James City County, and approximately 20 miles of new 230 kV transmission line in James City County, York County, and the City of Newport News from the proposed new Skiffes Creek switching station to Virginia Power's existing Whealton substation in the City of Hampton. In February 2019, the transmission line project was placed into service. In March 2019, the U.S. Court of Appeals for the D.C. Circuit issued an order vacating the permit from the U.S. Army Corps of Engineers issued in July 2017 and ordered the U.S. Army Corps of Engineers to do a full environmental impact study of the project. In April 2019, Virginia Power and the U.S. Army Corps of Engineers filed petitions for rehearing with the U.S. Court of Appeals for the D.C. Circuit, asking that the permit from the U.S. Army Corps of Engineers remain in effect while an environmental impact study is performed. In May 2019, the U.S. Court of Appeals for the D.C. Circuit denied the request for rehearing and ordered the U.S. District Court for the D.C. Circuit to consider and issue a ruling on whether the permit should be vacated during the U.S. Army Corps of Engineers' preparation of an environmental impact statement. In November 2019, the U.S. District Court for the D.C. Circuit issued an order allowing the permit to remain in effect while an environmental impact statement is prepared. In November 2020, the U.S. Army Corps of Engineers issued a draft environmental impact statement noting there is no better alternative. This matter is pending.

VIRGINIA REGULATION – KEY DEVELOPMENTS AFFECTING 2022 OR 2021

2021 Triennial Review

In 2020, Virginia Power recorded a net charge of $130 million related to the use of a CCRO in accordance with the GTSA, included in impairment of assets and other charges (benefits) in its Consolidated Statements of Income (reflected in the Corporate and Other segment) for benefits expected to be provided to jurisdictional customers as a result of the 2021 Triennial Review as well as the impact on certain non-jurisdictional customers which follow Virginia Power's jurisdictional customer rate methodology. In 2021, Virginia Power recorded a benefit of $130 million ($97 million after-tax) in impairment of assets and other charges (benefits) in its Consolidated Statements of Income (reflected in the Corporate and Other segment) to adjust its reserve related to the use of a CCRO in accordance with the GTSA.

Subsequently, in October 2021, Virginia Power, the Virginia Commission staff and other parties filed a comprehensive settlement agreement with the Virginia Commission for approval. The comprehensive settlement agreement provides for $330 million in one-time refunds to customers made up of $255 million over a 6-month period and $75 million over three years, a $50 million going-forward base rate reduction and an authorized ROE of 9.35%. Additionally, Virginia Power has agreed to utilize $309 million of qualifying CCRO investments in the CVOW Pilot Project, deployment of AMI and a Customer Information Platform to offset available earnings and to amortize through 2023 the early retirement charges for coal- and oil-fired generation units recorded in 2019 and 2020. In November 2021, the Virginia Commission approved the comprehensive settlement agreement.

In connection with the settlement agreement, Virginia Power recorded a $356 million ($265 million after-tax) charge for refunds to be provided to customers in operating revenues in its Consolidated Statements of Income as well as a $549 million ($409 million after-tax) benefit primarily from the establishment of a regulatory asset associated with the early retirements of certain coal- and oil-fired generating units and a $318 million ($237 million after-tax) charge for CCRO benefits provided to customers in impairment of assets and other charges (benefits) in its Consolidated Statements of Income (reflected in the Corporate and Other segment). The amounts recorded reflect the impact related to jurisdictional customers as a result of the 2021 Triennial Review as well as the impact on certain non-jurisdictional customers which follow Virginia Power's jurisdictional customer rate methodology.

Utility Disconnection Moratorium

In November 2020, legislation was enacted in Virginia relating to the moratorium on utility disconnections during the COVID-19 pandemic and resulted in Virginia Power forgiving Virginia jurisdictional retail electric customer balances that were more than 30 days past due as of September 30, 2020. In connection with the Virginia 2021 budget process, in the first quarter of 2021 Virginia Power recorded a charge of $76 million ($56 million after-tax) in impairment of assets and other charges (benefits) in its Consolidated Statements of Income (reflected in the Corporate and Other segment) for Virginia jurisdictional retail electric customer balances that were more than 30 days past due as of December 31, 2020 that Virginia Power is required to forgive.

Virginia Fuel Expenses

In May 2022, Virginia Power filed its annual fuel factor filing with the Virginia Commission to recover an estimated $2.3 billion in Virginia jurisdictional projected fuel expense for the rate year beginning July 1, 2022 and a projected $1.0 billion under-recovered balance as of June 30, 2022. Virginia Power's proposed fuel rate represents a fuel revenue increase of $1.8 billion when applied to projected kilowatt-hour sales for that period. Virginia Power also proposed alternatives to recover this under-collected balance over a two-or three-year period. Under these alternatives, Virginia Power's fuel revenues for the rate year would increase by $1.3 billion or $1.2 billion, respectively. In addition, Virginia Power proposed a change in the timing of fuel cost recovery for certain customers who elect market-based rates that would consider those customers' portion of the projected under-recovered balance to have been recovered as of June 30, 2022. In July 2022, Virginia Power, the Virginia Commission staff and another party filed a comprehensive settlement agreement with the Virginia Commission for approval. The comprehensive settlement agreement provides for the collection of the requested under-recovered projected fuel expense over a three-year period beginning July 1, 2022 and that Virginia Power will exclude from recovery through base rates one half of the related financing costs over the three-year period. In addition, the proposed settlement agreement affirmed Virginia Power's proposal regarding fuel cost recovery for market-based rate customers. As a result, Virginia Power recorded a $191 million ($142 million after-tax) charge in the second quarter of 2022 within impairment of assets and other charges in its Consolidated Statement of Income (reflected in the Corporate and Other segment). In September 2022, the Virginia Commission approved the comprehensive settlement agreement.

Rider RGGI

In May 2022, Virginia Power filed a petition with the Virginia Commission requesting suspension of Rider RGGI approved in August 2021. Virginia Power also requested that RGGI compliance costs incurred and unrecovered through July 2022 be recovered through existing base rates in effect during the period incurred. The Virginia Commission approved the request in June 2022. In the second quarter of 2022, Virginia Power recorded a charge of $180 million ($134 million after-tax) in impairment of assets and other charges (reflected in the Corporate and Other segment) for the amount deemed recovered through base rates through June 30, 2022, including the impact of certain non-jurisdictional customers which follow Virginia Power's jurisdictional rate methodology. Virginia Power recorded $33 million ($25 million after-tax) in depreciation and amortization in the third quarter of 2022.

NORTH CAROLINA REGULATION

PSNC Rider D

Rider D allows PSNC to recover from customers all prudently incurred gas costs and the related portion of uncollectible expenses as well as losses on negotiated gas and transportation sales. In February 2023, PSNC submitted a filing with the North Carolina Commission for a $56 million gas cost decrease with rates effective March 2023. The North Carolina Commission approved the filing in March 2023.

In January 2024, PSNC submitted a filing with the North Carolina Commission for a $42 million gas cost decrease with rates effective February 2024. The North Carolina Commission approved the filing in January 2024.

PSNC Customer Usage Tracker

PSNC utilizes a customer usage tracker, a decoupling mechanism, which allows it to adjust its base rates semi-annually for residential and commercial customers based on average per customer consumption. In March 2023, PSNC submitted a filing with the North Carolina Commission for a $23 million decrease relating to the customer usage tracker. The North Carolina Commission approved the filing in March 2023 with rates effective April 2023. In September 2023, PSNC submitted a filing with the North Carolina Commission for a $34 million increase relating to the customer usage tracker. The North Carolina Commission approved the filing in September 2023 with rates effective October 2023.

SOUTH CAROLINA REGULATION

Electric Base Rate Case

In August 2020, DESC filed its retail electric base rate case and schedules with the South Carolina Commission. In July 2021, DESC, the South Carolina Office of Regulatory Staff and other parties of record filed a comprehensive settlement agreement with the South Carolina Commission for approval. The comprehensive settlement agreement provided for a non-fuel, base rate increase of $62 million (resulting in a net increase of $36 million after considering an accelerated amortization of certain excess deferred income taxes) commencing with bills issued on September 1, 2021 and an authorized earned ROE of 9.50%. Additionally,

DESC agreed to commit up to $15 million to forgive retail electric customer balances that were more than 60 days past due as of May 31, 2021 and provide $15 million for energy efficiency upgrades and critical health and safety repairs to customer homes. Pursuant to the comprehensive settlement agreement, DESC would not file a retail electric base rate case prior to July 1, 2023, such that new rates would not be effective prior to January 1, 2024, absent unforeseen extraordinary economic or financial conditions that may include changes in corporate tax rates. In July 2021, the South Carolina Commission approved the comprehensive settlement agreement and issued its final order in August 2021.

In connection with this matter, Dominion Energy recorded charges of $249 million ($187 million after-tax) reflected within impairment of assets and other charges (reflected in the Corporate and Other segment), including $237 million of regulatory assets associated with DESC's purchases of its first mortgage bonds during 2019 that are no longer probable of recovery under the settlement agreement, and $18 million ($14 million after-tax) reflected within other income (expense) in its Consolidated Statements of Income for the year ended December 31, 2021.

Electric DSM Programs
DESC has approval for a DSM rider through which it recovers expenditures related to its electric DSM programs.

In January 2023, DESC filed an application with the South Carolina Commission seeking approval to recover $46 million of costs and net lost revenues associated with these programs, along with an incentive to invest in such programs. DESC requested that rates be effective with the first billing cycle of May 2023. In April 2023, the South Carolina Commission approved the request, effective with the first billing cycle of May 2023.

In January 2024, DESC filed an application with the South Carolina Commission seeking approval to recover $47 million of costs and net lost revenues associated with these programs, along with an incentive to invest in such programs. DESC requested that rates be effective with the first billing cycle of May 2024. This matter is pending.

Natural Gas Rates
In March 2023, DESC filed its natural gas base rate case and schedules with the South Carolina Commission. DESC proposed a rate increase of $19 million effective October 2023. The base rate increase was proposed to recover significant investment in distribution infrastructure for the benefit of customers. The proposed rates would provide for an ROE of 10.38% compared to the currently authorized ROE of 10.25%. In addition, DESC elected to continue applicability of the Natural Gas Rate Stabilization Act, which allows for the adjustment of natural gas base rates annually, to its future rates and charges. In September 2023, DESC, the South Carolina Office of Regulatory Staff and other parties of record filed a stipulation agreement with the South Carolina Commission for approval. The stipulation agreement provides for a rate increase of $9 million commencing with bills rendered in October 2023, and an authorized ROE of 9.49%. Pursuant to the stipulation agreement, DESC would not file a natural gas base rate case prior to April 1, 2026, such that new rates would not be effective prior to October 1, 2026, absent unforeseen extraordinary economic or financial conditions that may include changes in corporate tax rates. In September

2023, the South Carolina Commission approved the stipulation agreement and issued its final order in October 2023.

Cost of Fuel
DESC's retail electric rates include a cost of fuel component approved by the South Carolina Commission which may be adjusted periodically to reflect changes in the price of fuel purchased by DESC.

In February 2023, DESC filed with the South Carolina Commission a proposal to increase the total fuel cost component of retail electric rates. DESC's proposed adjustment is designed to recover DESC's current base fuel costs, including its existing under-collected balance, over the 12-month period beginning with the first billing cycle of May 2023. In addition, DESC proposed a decrease to its variable environmental and avoided capacity cost component. The net effect is a proposed annual increase of $176 million. In March 2023, DESC, the South Carolina Office of Regulatory Staff and another party of record filed a stipulation with the South Carolina Commission for approval to reduce the base fuel cost component reflecting a subsequent decrease in current fuel prices, resulting in a net annual increase of $121 million. In April 2023, the South Carolina Commission voted to approve the stipulation, with rates effective May 2023.

In February 2024, DESC filed with the South Carolina Commission a proposal to decrease the total fuel cost component of retail electric rates. DESC's proposed adjustment is designed to recover DESC's current base fuel costs, including its existing under-collected balance, over the 12-month period beginning with the first billing cycle of May 2024. In addition, DESC proposed an increase to its variable environmental and avoided capacity cost component. The net effect is a proposed annual decrease of $315 million. This matter is pending.

Electric Transmission Project
In March 2023, DESC filed an application with the South Carolina Commission requesting approval to construct and operate 19 miles of 230 kV transmission lines, a substation and associated facilities in Jasper County, South Carolina estimated to cost approximately $55 million. In July 2023, the South Carolina Commission voted to approve the request and issued its order in September 2023.

Electric—Other
DESC utilizes a pension costs rider approved by the South Carolina Commission which is designed to allow recovery of projected pension costs, including under-collected balances or net of over-collected balances, as applicable. The rider is typically reviewed for adjustment every 12 months with any resulting increase or decrease going into effect beginning with the first billing cycle in May. In April 2023, the South Carolina Commission approved DESC's requested adjustment to this rider to increase annual revenue by $24 million.

OHIO REGULATION
Base Rate Case
In October 2023, East Ohio filed its base rate case and schedules with the Ohio Commission. East Ohio proposed a non-fuel, base rate increase of $212 million, projected to be effective January 2025. The base rate increase was proposed to recover the sig-

nificant investment in distribution infrastructure for the benefit of Ohio customers. The proposed rates would provide for an ROE of 10.40% compared to the currently authorized ROE of 10.38%. In addition, East Ohio requested approval for an alternative rate plan for the continuation and modification of certain programs, including PIR and CEP. This matter is pending.

PIR Program

In 2008, East Ohio began PIR, aimed at replacing approximately 25% of its pipeline system. The Ohio Commission has approved East Ohio's PIR program for capital investments through 2026 with 3% increases of annual capital expenditures per year.

In April 2023, the Ohio Commission approved East Ohio's application to adjust the PIR cost recovery rates for 2022 costs. The filing reflects gross plant investment for 2022 of $225 million, cumulative gross plant investment of $2.4 billion and a revenue requirement of $305 million.

CEP Program

In 2011, East Ohio began CEP which enables East Ohio to defer depreciation expense, property tax expense and carrying costs at the debt rate of 6.5% on capital investments not covered by its PIR program to expand, upgrade or replace its infrastructure and information technology systems as well as investments necessary to comply with the Ohio Commission or other government regulation. In April 2022, certain parties filed an appeal with the Supreme Court of Ohio appealing the Ohio Commission's December 2020 order establishing the CEP rider, including the rate of return utilized in determining the revenue requirement. In September 2023, the Supreme Court of Ohio affirmed the Ohio Commission's December 2020 order.

In September 2023, the Ohio Commission approved adjustments to CEP cost recovery rates for 2022 costs. The approved rates reflect gross plant investment for 2022 of $195 million, cumulative gross plant investment of $1.3 billion and a revenue requirement of $151 million.

UEX Rider

East Ohio has approval for a UEX Rider through which it recovers the bad debt expense of most customers not participating in the PIPP Plus Program. The UEX Rider is adjusted annually to achieve dollar for dollar recovery of East Ohio's actual write-offs of uncollectible amounts. In July 2023, the Ohio Commission approved East Ohio's application to adjust its UEX Rider to reflect an annual revenue requirement of $23 million to provide for recovery of an under-recovered accumulated bad debt expense of $9 million as of March 31, 2023, and recovery of net bad debt expense projected to total $14 million for the twelve-month period ending March 2024.

UTAH REGULATION

Purchased Gas

In February 2023, Questar Gas filed an application with the Utah Commission seeking approval for a $92 million gas cost increase with rates effective March 2023. Subsequently in February 2023, the Utah Commission approved a $164 million gas cost increase reflecting additional undercollected gas costs incurred in January 2023.

Conservation Enabling Tariff

Questar Gas has a revenue decoupling mechanism called the conservation enabling tariff, which allows it to collect its allowed revenue per customer and promote energy conservation. Under the conservation enabling tariff, Questar Gas' non-gas revenues are decoupled from the temperature-adjusted usage per customer. The tariff specifies an allowed monthly revenue per customer, with differences to be deferred and recovered from or refunded to customers through periodic rate adjustments. These adjustments are limited to 5% of distribution non-gas revenues. In December 2023, the Utah Commission approved Questar Gas' request for a non-gas cost decrease of $27 million relating to the conservation enabling tariff with rates effective January 2024.

NOTE 14. ASSET RETIREMENT OBLIGATIONS

AROs represent obligations that result from laws, statutes, contracts and regulations related to the eventual retirement of certain of the Companies' long-lived assets. The Companies' AROs are primarily associated with the decommissioning of their nuclear generation facilities and ash pond and landfill closures.

The Companies have also identified, but not recognized, AROs related to the retirement of Dominion Energy's storage wells in its underground natural gas storage network, certain Virginia Power electric transmission and distribution assets located on property with easements, rights of way, franchises and lease agreements, Virginia Power's hydroelectric generation facilities and the abatement of certain asbestos not expected to be disturbed in the Companies' generation facilities. The Companies currently do not have sufficient information to estimate a reasonable range of expected retirement dates for any of these assets since the economic lives of these assets can be extended indefinitely through regular repair and maintenance and they currently have no plans to retire or dispose of any of these assets. As a result, a settlement date is not determinable for these assets and AROs for these assets will not be reflected in the Consolidated Financial Statements until sufficient information becomes available to determine a reasonable estimate of the fair value of the activities to be performed. The Companies continue to monitor operational and strategic developments to identify if sufficient information exists to reasonably estimate a retirement date for these assets.

The changes to AROs during 2022 and 2023 were as follows:

(millions)	Dominion Energy	Virginia Power
AROs at December 31, 2021	$5,333	$3,923
Obligations incurred during the period	138	132
Obligations settled during the period	(125)	(155)
Revisions in estimated cash flows[1]	46	48
Accretion	210	145
Sales of Kewaunee and Hope	(175)	
AROs at December 31, 2022[2]	$5,427	$4,093
Obligations incurred during the period	16	9
Obligations settled during the period	(193)	(169)
Revisions in estimated cash flows[3]	603	564
Accretion	222	156
AROs at December 31, 2023[2]	$6,075	$4,653

(1) Primarily reflects revisions to asbestos abatement costs associated with the early retirement of certain retired electric generation facilities.
(2) Includes $365 million and $434 million reported in other current liabilities for Dominion Energy at December 31, 2022 and 2023, respectively.
(3) Primarily reflects revisions to future ash pond and landfill closure costs at certain utility generation facilities at Virginia Power as discussed below. In addition, Dominion Energy recorded a $48 million increase to its

AROs to reflect a revision in the estimated cash flows following the approval of closure plans for a DESC generation facility previously taken out of service. Dominion Energy also recorded a decrease of $125 million to its AROs due to a revision in the timing of expected cash flows associated with the expected approval of a 20-year useful life extension of Millstone Units 2 and 3. Concurrently, Dominion Energy reevaluated its estimated cash flows associated with Millstone Unit 1, which resulted in an increase to its AROs of $83 million. As a result, Dominion Energy recorded a charge of $83 million ($60 million after-tax) within impairment of assets and other charges in its Consolidated Statements of Income (reflected in the Corporate and Other segment).

Dominion Energy's AROs at December 31, 2023 and 2022, include $1.9 billion and $1.9 billion, respectively, with $1.0 billion and $0.9 billion recorded by Virginia Power, related to the future decommissioning of their nuclear facilities. The Companies have established trusts dedicated to funding the future decommissioning activities. At December 31, 2023 and 2022, the aggregate fair value of Dominion Energy's trusts, consisting primarily of equity and debt securities, totaled $6.9 billion and $6.0 billion, respectively. At December 31, 2023 and 2022, the aggregate fair value of Virginia Power's trusts, consisting primarily of debt and equity securities, totaled $3.7 billion and $3.2 billion, respectively.

In addition, AROs at December 31, 2023 and 2022 include $3.4 billion and $2.8 billion, respectively, related to Virginia Power's future ash pond and landfill closure costs. In 2023, Virginia Power revised its estimated cash flow projections associated with such costs at certain of its utility generation facilities in connection with obtaining replacement contracts for certain services following the bankruptcy of a previous vendor along with general updates of the contractual rates. As a result, Virginia Power recorded an increase to its AROs of $552 million with a corresponding increase of $471 million to regulatory assets for amounts recoverable through riders and $81 million to other deferred charges and other assets for amounts associated with nonjurisdictional customers. Regulatory mechanisms, primarily associated with legislation enacted in Virginia in 2019, provide for recovery of costs to be incurred. See Note 12 for additional information.

NOTE 15. LEASES

At December 31, 2023 and 2022, the Companies had the following lease assets and liabilities recorded in the Consolidated Balance Sheets:

	Dominion Energy		Virginia Power	
At December 31,	**2023**	2022	**2023**	2022
(millions)				
Lease assets:				
Operating lease assets[1]	**$578**	$473	**$393**	$294
Finance lease assets[2]	**258**	144	**104**	82
Total lease assets	**$836**	$617	**$497**	$376
Lease liabilities:				
Operating lease liabilities[3]	**$ 36**	$ 39	**$ 20**	$ 21
Finance lease liabilities[4]	**60**	46	**31**	17
Total lease liabilities—current	**96**	85	**51**	38
Operating lease liabilities [5]	**627**	514	**377**	273
Finance lease liabilities[6]	**203**	104	**72**	65
Total lease liabilities—noncurrent	**830**	618	**449**	338
Total lease liabilities	**$926**	$703	**$500**	$376

(1) *Dominion Energy includes $561 million and $451 million at December 31, 2023 and 2022, respectively, in other deferred charges and other assets, with the remaining balance in noncurrent assets held for sale, in its Consolidated Balance Sheets. Virginia Power's balances are included in other deferred charges and other assets in its Consolidated Balance Sheets.*

(2) *Dominion Energy includes $244 million and $127 million at December 31, 2023 and 2022, respectively, in property, plant and equipment in its Consolidated Balance Sheets, net of $142 million and $106 million at December 31, 2023 and 2022, respectively, of accumulated amortization, with the remaining balance in noncurrent assets held for sale. Virginia Power's balances are included in property, plant and equipment in its Consolidated Balance Sheets, net of $51 million and $33 million at December 31, 2023 and 2022, respectively, of accumulated amortization.*

(3) *Dominion Energy includes $32 million and $34 million at December 31, 2023 and 2022, respectively, in other current liabilities, with the remaining balance in current liabilities held for sale, in its Consolidated Balance Sheets. Virginia Power's balances are in other current liabilities in its Consolidated Balance Sheets.*

(4) *Dominion Energy includes $57 million and $42 million at December 31, 2023 and 2022, respectively, in securities due within one year, with the remaining balance in current liabilities held for sale, in its Consolidated Balance Sheets. Virginia Power's balances are included in securities due within one year in its Consolidated Balance Sheets.*

(5) *Dominion Energy includes $610 million and $494 million at December 31, 2023 and 2022, respectively, in other deferred credits and other liabilities, with the remaining balance in noncurrent liabilities held for sale, in its Consolidated Balance Sheets. Virginia Power's balances are included in other deferred credits and other liabilities in its Consolidated Balance Sheets.*

(6) *Dominion Energy includes $192 million and $91 million at December 31, 2023 and 2022, respectively, in other long-term debt, with the remaining balance in noncurrent liabilities held for sale, in its Consolidated Balance Sheets. Virginia Power's balances are included in other long-term debt in its Consolidated Balance Sheets.*

In addition to the amounts disclosed above, Dominion Energy's Consolidated Balance Sheets at December 31, 2023 and 2022 include property, plant and equipment of $382 million and $381 million, respectively, related to facilities subject to power purchase agreements under which Dominion Energy is the lessor. There was $28 million and $18 million of accumulated depreciation related to these facilities recorded in Dominion Energy's Consolidated Balance Sheets at December 31, 2023 and 2022, respectively. As discussed in Note 2, the amount of the property, plant and equipment and accumulated depreciation reflects the impacts of the change in the Companies' accounting policy for investment tax credits.

For the years ended December 31, 2023, 2022 and 2021, total lease cost associated with the Companies' leasing arrangements consisted of the following:

	Dominion Energy			Virginia Power		
Year ended December 31,	**2023**	2022	2021	**2023**	2022	2021
(millions)						
Finance lease cost:						
Amortization[1]	**$ 50**	$ 41	$ 40	**$24**	$15	$12
Interest[2]	**13**	3	(3)	**4**	3	1
Operating lease cost[3]	**70**	53	66	**43**	32	30
Short-term lease cost[4]	**32**	31	32	**23**	21	19
Variable lease cost	**6**	4	5	**2**	1	1
Total lease cost	**$171**	$132	$140	**$96**	$72	$63

(1) *Dominion Energy includes $3 million for each of the years ended December 31, 2023, 2022 and 2021 reflected in discontinued operations in its Consolidated Statements of Income.*

(2) *Dominion Energy includes $1 million for both the years ended December 31, 2023 and 2022 and less than $1 million for the year*

ended December 31, 2021 reflected in discontinued operations in its Consolidated Statements of Income.

(3) Dominion Energy includes $5 million, $6 million and $8 million for the years ended December 31, 2023, 2022 and 2021, respectively, reflected in discontinued operations in its Consolidated Statements of Income.

(4) Dominion Energy includes $2 million for each of the years ended December 31, 2023, 2022 and 2021 reflected in discontinued operations in its Consolidated Statements of Income.

For the years ended December 31, 2023, 2022 and 2021, cash paid for amounts included in the measurement of the lease liabilities consisted of the following amounts, included in the Companies' Consolidated Statements of Cash Flows:

Year ended December 31,	Dominion Energy			Virginia Power		
	2023	2022	2021	**2023**	2022	2021
(millions)						
Operating cash flows for finance leases	**$ 13**	$ 3	$ (3)	**$ 4**	$ 3	$ 1
Operating cash flows for operating leases	**105**	82	103	**64**	50	53
Financing cash flows for finance leases	**47**	32	40	**19**	12	12

In addition to the amounts disclosed above, Dominion Energy's Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021, include $21 million, $16 million and $168 million, respectively, of rental revenue, included in operating revenue and $10 million, $34 million and $110 million, respectively, of depreciation expense, included in depreciation and amortization, related to facilities subject to power purchase agreements under which Dominion Energy is the lessor. As discussed in Note 2, the amount of the depreciation expense reflects the impacts of the change in the Companies' accounting policy for investment tax credits.

At December 31, 2023 and 2022, the weighted average remaining lease term and weighted discount rate for the Companies' finance and operating leases were as follows:

December 31,	Dominion Energy		Virginia Power	
	2023	2022	**2023**	2022
Weighted average remaining lease term— finance leases	**5 years**	4 years	**5 years**	6 years
Weighted average remaining lease term— operating leases	**31 years**	29 years	**33 years**	30 years
Weighted average discount rate— finance leases	**7.14%**	5.77%	**7.28%**	6.12%
Weighted average discount rate— operating leases	**4.11%**	3.91%	**4.18%**	3.90%

The Companies' lease liabilities have the following maturities:

Maturity of Lease Liabilities	Dominion Energy		Virginia Power	
(millions)	Operating	Finance	Operating	Finance
2024	$ 45	$ 77	$ 24	$ 37
2025	39	62	21	26
2026	36	54	18	20
2027	33	48	17	17
2028	32	41	17	12
After 2028	930	31	553	10
Total undiscounted lease payments	1,115	313	650	122
Present value adjustment	(451)	(51)	(253)	(19)
Present value of lease liabilities	$ 664	$262	$ 397	$103

Corporate Office Leasing Arrangement

In December 2019, Dominion Energy signed an agreement with a lessor, as amended in May 2020, to construct and lease a new corporate office property in Richmond, Virginia. The lessor provided equity and had obtained financing commitments from debt investors, totaling $465 million, to fund the estimated project costs. In March 2021, Dominion Energy notified the lessor of its intention to terminate the leasing arrangement effective April 2021. As a result, Dominion Energy recorded a charge of $62 million ($46 million after-tax) in 2021, included in impairment of assets and other charges (reflected in the Corporate and Other segment) in its Consolidated Statements of Income, primarily for amounts required to be repaid to the lessor.

Offshore Wind Vessel Leasing Arrangement

In December 2020, Dominion Energy signed an agreement (subsequently amended in December 2022 and May 2023) with a lessor to complete construction of and lease a Jones Act compliant offshore wind installation vessel. This vessel is designed to handle current turbine technologies as well as next generation turbines. The lessor is providing equity and has obtained financing commitments from debt investors, totaling $625 million, to fund the estimated project costs. The project is expected to be completed in late 2024 or early 2025. Dominion Energy has been appointed to act as the construction agent for the lessor, during which time Dominion Energy will request cash draws from the lessor and debt investors to fund all project costs, which totaled $422 million as of December 31, 2023. If the project is terminated under certain events of default, Dominion Energy could be required to pay up to 100% of the then funded amount.

The initial lease term will commence once construction is substantially complete and the vessel is delivered and will mature in November 2027. At the end of the initial lease term, Dominion Energy can (i) extend the term of the lease for an additional term, subject to the approval of the participants, at current market terms, (ii) purchase the property for an amount equal to the outstanding project costs or, (iii) subject to certain terms and conditions, sell the property on behalf of the lessor to a third party using commercially reasonable efforts to obtain the highest cash purchase price for the property. If the project is sold and the proceeds from the sale are insufficient to repay the investors for the outstanding project costs, Dominion Energy may be required to make a payment to the lessor for the difference between the outstanding project costs and sale proceeds. Dominion Energy is not considered the owner during construction for financial accounting purposes and, therefore, will not reflect the construction activity in its consolidated financial statements. Dominion Energy expects to recognize a right-of-use asset and a corresponding finance lease liability at the commencement of the lease term. Dominion Energy will be considered the owner of the leased property for tax purposes, and as a result, will be entitled to tax deductions for depreciation and interest expense.

Note 16. Variable Interest Entities

The primary beneficiary of a VIE is required to consolidate the VIE and to disclose certain information about its significant variable interests in the VIE. The primary beneficiary of a VIE is the entity that has both 1) the power to direct the activities that most significantly impact the entity's economic performance and 2) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

Dominion Energy

At December 31, 2023, Dominion Energy owns a 53% membership interest in Atlantic Coast Pipeline. Dominion Energy concluded that Atlantic Coast Pipeline is a VIE because it has insufficient equity to finance its activities without additional subordinated financial support. Dominion Energy has concluded that it is not the primary beneficiary of Atlantic Coast Pipeline as it does not have the power to direct the activities of Atlantic Coast Pipeline that most significantly impact its economic performance, as the power to direct is shared with Duke Energy. Dominion Energy is obligated to provide capital contributions based on its ownership percentage. Dominion Energy's maximum exposure to loss is limited to any future investment. See Note 9 for additional details regarding the nature of this entity.

Dominion Energy and Virginia Power

The Companies' nuclear decommissioning trust funds and Dominion Energy's rabbi trusts hold investments in limited partnerships or similar type entities (see Note 9 for additional details). Dominion Energy and Virginia Power concluded that these partnership investments are VIEs due to the limited partners lacking the characteristics of a controlling financial interest. Dominion Energy and Virginia Power have concluded neither is the primary beneficiary as they do not have the power to direct the activities that most significantly impact these VIEs' economic performance. Dominion Energy and Virginia Power are obligated to provide capital contributions to the partnerships as required by each partnership agreement based on their ownership percentages. Dominion Energy and Virginia Power's maximum exposure to loss is limited to their current and future investments.

Virginia Power

Virginia Power purchased shared services from DES, an affiliated VIE, of $463 million, $396 million and $380 million for the years ended December 31, 2023, 2022 and 2021, respectively. Virginia Power's Consolidated Balance Sheets included amounts due to DES of $32 million and $28 million at December 31, 2023 and 2022, respectively, recorded in payables to affiliates in the Consolidated Balance Sheets. Virginia Power determined that it is not the primary beneficiary of DES as it does not have power to direct the activities that most significantly impact its economic performance as well as the obligation to absorb losses and benefits

which could be significant to it. DES provides accounting, legal, finance and certain administrative and technical services to all Dominion Energy subsidiaries, including Virginia Power. Virginia Power has no obligation to absorb more than its allocated share of DES costs.

See Note 18 for discussion of VPFS, which is considered to be a VIE.

Note 17. Short-term Debt and Credit Agreements

The Companies use short-term debt to fund working capital requirements and as a bridge to long-term debt financings. The levels of borrowing may vary significantly during the course of the year, depending upon the timing and amount of cash requirements not satisfied by cash from operations. In addition, Dominion Energy utilizes cash and letters of credit to fund collateral requirements. Collateral requirements are impacted by commodity prices, hedging levels, Dominion Energy's credit ratings and the credit quality of its counterparties.

Dominion Energy

Dominion Energy's short-term financing is supported by its $6.0 billion joint revolving credit facility that provides for a discount in the pricing of certain annual fees and amounts borrowed by Dominion Energy under the facility if Dominion Energy achieves certain annual renewable electric generation and diversity and inclusion objectives. Commercial paper and letters of credit outstanding, as well as capacity available under the credit facility were as follows:

	Facility Limit	Outstanding Commercial Paper[1]	Outstanding Letters of Credit	Facility Capacity Available
(millions)				
At December 31, 2023				
Joint revolving credit facility[2]	**$6,000**	**$3,547**	**$16**	**$2,437**
At December 31, 2022				
Joint revolving credit facility[2]	$6,000	$3,076	$202	$2,722

(1) The weighted-average interest rate of the outstanding commercial paper supported by Dominion Energy's credit facility was 5.69% and 4.73% at December 31, 2023 and 2022, respectively.
(2) This credit facility matures in June 2026, with the potential to be extended by the borrowers to June 2028, and can be used by the borrowers under the credit facility to support bank borrowings and the issuance of commercial paper, as well as to support up to a combined $2.0 billion of letters of credit.

DESC and Questar Gas' short-term financings are supported through access as co-borrowers to the joint revolving credit facility discussed above with the Companies. At December 31, 2023, the sub-limits for DESC and Questar Gas were $500 million and $250 million, respectively.

In March 2023, FERC granted DESC authority through March 2025 to issue short-term indebtedness (pursuant to Section 204 of the Federal Power Act) in amounts not to exceed $2.2 billion outstanding with maturity dates of one year or less. In addition, in March 2023, FERC granted GENCO authority through March 2025 to issue short-term indebtedness not to exceed $200 million outstanding with maturity dates of one year or less.

In addition to the joint revolving credit facility mentioned above, Dominion Energy also has a credit facility which allows Dominion Energy to issue up to approximately $30 million in letters of credit and will mature in June 2024. At both December 31, 2023 and 2022, Dominion Energy had $25 million in letters of credit outstanding under this facility.

In March 2023, Dominion Energy entered into an agreement with a financial institution which it expects to allow it to issue up to $100 million in letters of credit. At December 31, 2023, $54 million in letters of credit were issued and outstanding under this agreement.

DECP Holdings had a credit facility, which allowed it to issue up to $110 million in letters of credit with automatic one-year renewals through the maturity of the facility in December 2024. At December 31, 2022, $110 million in letters of credit were outstanding under this agreement with no amounts drawn under the letters of credit. In connection with the sale of Dominion Energy's remaining noncontrolling interest in Cove Point, as discussed in Note 9, these letters of credit were cancelled in September 2023.

Dominion Energy has an effective shelf registration statement with the SEC for the sale of up to $3.0 billion of variable denomination floating rate demand notes, called Dominion Energy Reliability Investment℠. The registration limits the principal amount that may be outstanding at any one time to $1.0 billion. The notes are offered on a continuous basis and bear interest at a floating rate per annum determined by the Dominion Energy Reliability Investment Committee, or its designee, on a weekly basis. The notes have no stated maturity date, are non-transferable and may be redeemed in whole or in part by Dominion Energy or at the investor's option at any time. At December 31, 2023 and 2022, Dominion Energy's Consolidated Balance Sheets include $409 million and $347 million, respectively, presented within short-term debt with weighted-average interest rates of 5.50% and 4.24%, respectively. The proceeds are used for general corporate purposes and to repay debt.

In January 2023, Dominion Energy entered into a $2.5 billion 364-day term loan facility which bears interest at a variable rate and was scheduled to mature in January 2024 with the proceeds to be used to repay existing long-term debt and short-term debt upon maturity and for other general corporate purposes. Concurrently, Dominion Energy borrowed an initial $1.0 billion with the proceeds used to repay long-term debt. In February and March 2023, Dominion Energy borrowed $500 million and $1.0 billion, respectively, with the proceeds used for general corporate purposes and to repay long-term debt. At December 31, 2023, Dominion Energy's Consolidated Balance Sheet includes $2.5 billion with respect to such facility presented within securities due within one year. In January 2024, the facility was amended and will mature in July 2024. The amended agreement contains certain mandatory early repayment provisions, including that any after-tax proceeds in connection with the East Ohio, Questar Gas and PSNC Transactions be applied to any outstanding borrowings under the facility. The maximum allowed total debt to total capital ratio under the facility is consistent with such allowed ratio under Dominion Energy's joint revolving credit facility.

In July 2023, Dominion Energy entered into two $600 million 364-day term loan facilities which bore interest at a variable rate and were scheduled to mature in July 2024 with the proceeds to be used to repay existing long-term debt and short-term debt upon maturity and for other general corporate purposes. Subsequently in July 2023, Dominion Energy borrowed an initial $750 million in the aggregate under these facilities with the proceeds used to repay short-term debt and for general corporate purposes. Dominion Energy was permitted to make up to three additional borrowings under each agreement through November 2023, at which point any unused capacity would cease to be available to Dominion Energy. The agreements contained certain mandatory early repayment provisions, including that any after-tax proceeds in connection with a sale of Dominion Energy's noncontrolling interest in Cove Point, following the repayment of DECP Holding's term loan secured by its noncontrolling interest in Cove Point, be applied to any outstanding borrowings under the facilities. In September 2023, Dominion Energy repaid the $750 million borrowing with after-tax proceeds from the sale of Dominion Energy's noncontrolling interest in Cove Point, as discussed in Note 9. Subsequently in September 2023, Dominion Energy borrowed $225 million in the aggregate under these facilities with the proceeds used to repay short-term debt and for general corporate purposes. In October 2023, Dominion Energy repaid the $225 million borrowing and terminated the facilities along with any remaining unused commitments.

In October 2023, Dominion Energy entered into a $2.25 billion 364-day term loan facility which bears interest at a variable rate and will mature in October 2024 with the proceeds to be used for general corporate purposes. Concurrently, Dominion Energy borrowed an initial $1.0 billion with the proceeds used for general corporate purposes, including to repay short-term and long-term debt. In November and December 2023, Dominion Energy borrowed $500 million and $750 million, respectively, with the proceeds used for general corporate purposes. Dominion Energy also has the ability through August 2024 to request an increase in the amount of this facility by up to an additional $500 million. The agreement contains certain mandatory early repayment provisions, including that any after-tax proceeds in connection with the East Ohio, PSNC and Questar Gas Transactions, following the repayment of the 364-day term loan facility entered into in January 2023, be applied to any outstanding borrowings under this facility. At December 31, 2023, Dominion Energy's Consolidated Balance Sheet includes $2.25 billion with respect to such facility presented within securities due within one year. The maximum allowed total debt to total capital ratio under this facility is consistent with such allowed ratio under Dominion Energy's joint revolving credit facility.

VIRGINIA POWER

Virginia Power's short-term financing is supported through its access as co-borrower to Dominion Energy's $6.0 billion joint revolving credit facility. The credit facility can be used for working capital, as support for the combined commercial paper programs of the borrowers under the credit facility and for other general corporate purposes.

Virginia Power's share of commercial paper and letters of credit outstanding under the joint revolving credit facility with Dominion Energy, Questar Gas and DESC were as follows:

	Facility Limit	Outstanding Commercial Paper(1)	Outstanding Letters of Credit
(millions)			
At December 31, 2023			
Joint revolving credit facility(2)	**$6,000**	**$455**	**$10**
At December 31, 2022			
Joint revolving credit facility(2)	$6,000	$941	$140

(1) The weighted-average interest rates of the outstanding commercial paper supported by the credit facility was 5.65% and 4.68% at December 31, 2023 and 2022, respectively.

(2) The full amount of the facility is available to Virginia Power, less any amounts outstanding to co-borrowers Dominion Energy, Questar Gas and DESC. The sub-limit for Virginia Power is set pursuant to the terms of the facility but can be changed at the option of the borrowers multiple times per year. At December 31, 2023, the sub-limit for Virginia Power was $1.75 billion. If Virginia Power has liquidity needs in excess of its sub-limit, the sub-limit may be changed or such needs may be satisfied through short-term intercompany borrowings from Dominion Energy. This credit facility matures in June 2026, with the potential to be extended by the borrowers to June 2028. The credit facility can be used to support bank borrowings and the issuance of commercial paper, as well as to support up to $2.0 billion (or the sub-limit, whichever is less) of letters of credit.

In January 2023, Virginia Power entered into a letter of credit facility which allows Virginia Power to issue up to $125 million in letters of credit and matures in January 2026. At December 31, 2023, less than $1 million in letters of credit were issued and outstanding under this facility with no amounts drawn under the letters of credit.

In March 2023, Virginia Power entered into an agreement with a financial institution, which it expects to allow it to issue up to $200 million in letters of credit. At December 31, 2023, $124 million in letters of credit were issued and outstanding under this agreement.

Note 18. Long-term Debt

	2023 Weighted-average Coupon(1)	Dominion Energy		Virginia Power	
At December 31,		**2023**	2022	**2023**	2022
(millions, except percentages)					
Term Loans, variable rate, due 2024	**6.52%**	**$ 4,750**	$ —		
Sustainability Revolving Credit Agreement, variable rate, due 2024(2)	**6.28%**	**450**	450		
Unsecured Senior Notes:					
Variable rate, due 2023		**—**	1,000		
1.45% to 7.00%, due 2023 to 2052(3)	**4.14%**	**11,476**	12,476		
Unsecured Junior Subordinated Notes:					
3.071% due 2024	**3.07%**	**700**	700		
Payable to Affiliated Trust, 8.4%, due 2031	**8.40%**	**10**	10		
Enhanced Junior Subordinated Notes:					
5.75% due 2054	**5.75%**	**685**	685		
Virginia Electric and Power Company:					
Unsecured Senior Notes, 2.30% to 8.875%, due 2023 to 2053	**4.25%**	**16,935**	15,135	**$16,935**	$15,135
Tax-Exempt Financings, 0.75% to 3.65%, due 2032 to 2041(4)	**1.77%**	**625**	625	**625**	625
DECP Holdings, Term Loan, variable rate, due 2024(5)		**—**	2,349		
DESC:					
First Mortgage Bonds, 2.30% to 6.625%, due 2028 to 2065	**5.23%**	**4,134**	3,634		
Tax-Exempt Financings(6):					
Variable rate due 2038	**3.87%**	**35**	35		
3.625% and 4.00%, due 2028 and 2033	**3.90%**	**54**	54		
GENCO, variable rate due 2038	**3.87%**	**33**	33		
Other	**3.61%**	**1**	1		
Secured Senior Notes, 4.82%, due 2042(7)	**4.82%**	**291**	308		
Tax-Exempt Financing, 3.80% due 2033	**3.80%**	**27**	27		
Total Principal		**$40,206**	$37,522	**$17,560**	$15,760
Securities due within one year and supplemental credit facility borrowings(7)(8)		**(6,839)**	(2,848)	**(350)**	(700)
Unamortized discount, premium and debt issuance costs, net		**(311)**	(322)	**(167)**	(144)
Derivative restructuring(9)		**—**	141	**—**	—
Finance leases		**192**	91	**72**	65
Total long-term debt		**$33,248**	$34,584	**$17,115**	$14,981

(1) Represents weighted-average coupon rates for debt outstanding as of December 31, 2023.

(2) This $900 million supplemental credit facility, entered in 2021, offers a reduced interest rate margin with respect to borrowed amounts allocated to certain environmental sustainability or social investment initiatives. Proceeds of the supplemental credit facility also may be used for general corporate purposes, but such proceeds are not eligible for a reduced interest rate margin. In May 2022, Dominion Energy borrowed $900 million. The proceeds from these borrowings were used to support environmental sustainability and social investment initiatives ($450 million) and for general corporate purposes ($450 million). In June 2022, Dominion Energy repaid $450 million borrowed for general corporate purposes. In March 2023, Dominion Energy borrowed $450 million with the proceeds used for general corporate purposes. In April 2023, Dominion Energy repaid $450 million borrowed for general corporate purposes. In

September 2023, Dominion Energy borrowed $450 million under this facility with the proceeds used for general corporate purposes. In October 2023, Dominion Energy repaid $450 million borrowed for general corporate purposes.
(3) *Includes debt assumed by Dominion Energy from the merger of its former CNG subsidiary.*
(4) *These financings relate to certain pollution control equipment at Virginia Power's generating facilities.*
(5) *In connection with the sale of Dominion Energy's interest in Cove Point, described further in Note 9, DECP Holdings' outstanding term loan balance of $2.2 billion was repaid in September 2023. This term loan was scheduled to mature in December 2024.*
(6) *Industrial revenue bonds totaling $68 million are secured by letters of credit that expire, subject to renewal, in the fourth quarter of 2024.*
(7) *Represents debt associated with Eagle Solar. In February 2024, Eagle Solar redeemed the remaining principal outstanding of $279 million. The debt which otherwise would have matured in 2042 was nonrecourse to Dominion Energy and was secured by Eagle Solar's interest in certain solar facilities. As such, these borrowings are presented within securities due within one year in Dominion Energy's Consolidated Balance Sheets at December 31, 2023.*
(8) *Dominion Energy and Virginia Power's weighted-average rate for securities due within one year was 5.79% and 3.45%, respectively, as of December 31, 2023.*
(9) *Excludes $143 million at December 31, 2023 for Dominion Energy and $447 million at December 31, 2022, for both Dominion Energy and Virginia Power, representing the current portion which is presented within securities due within one year in the Companies' Consolidated Balance Sheets.*

Based on stated maturity dates rather than early redemption dates that could be elected by instrument holders, the scheduled principal payments of long-term debt, at December 31, 2023 were as follows:

	2024	2025	2026	2027	2028	Thereafter	Total
(millions, except percentages)							
Dominion Energy							
Term Loans	$4,750	$ —	$ —	$ —	$ —	$ —	$ 4,750
Sustainability Revolving Credit Agreement	450	—	—	—	—	—	450
First Mortgage Bonds	—	—	—	—	53	4,081	4,134
Unsecured Senior Notes	650	1,500	2,120	1,783	1,195	21,164	28,412
Secured Senior Notes[1]	31	19	20	21	22	178	291
Tax-Exempt Financings	—	—	—	—	39	735	774
Unsecured Junior Subordinated Notes Payable to Affiliated Trusts	—	—	—	—	—	10	10
Unsecured Junior Subordinated Notes	700	—	—	—	—	—	700
Enhanced Junior Subordinated Notes	—	—	—	—	—	685	685
Total	$6,581	$1,519	$2,140	$1,804	$1,309	$26,853	$40,206
Weighted-average Coupon	5.83%	3.57%	2.64%	3.77%	4.01%	4.57%	
Virginia Power							
Unsecured Senior Notes	$ 350	$ 350	$1,150	$1,350	$ 700	$13,035	$16,935
Tax-Exempt Financings	—	—	—	—	—	625	625
Total	$ 350	$ 350	$1,150	$1,350	$ 700	$13,660	$17,560
Weighted-average Coupon	3.45%	3.10%	3.08%	3.61%	3.80%	4.37%	

(1) *Represents debt associated with Eagle Solar. In February 2024, Eagle Solar redeemed the remaining principal outstanding of $279 million. The debt which otherwise would have matured in 2042 was nonrecourse to Dominion Energy and was secured by Eagle Solar's interest in certain solar facilities. As such, these borrowings are presented within securities due within one year in Dominion Energy's Consolidated Balance Sheets at December 31, 2023.*

The Companies' credit facilities and debt agreements, both short-term and long-term, contain customary covenants and default provisions. As of December 31, 2023, there were no events of default under these covenants.

Senior Note Issuances

In January 2024, Virginia Power issued $500 million of 5.00% senior notes and $500 million of 5.35% senior notes that mature in 2034 and 2054, respectively. The proceeds were used for general corporate purposes and/or to repay short-term debt.

Senior Secured Deferred Fuel Cost Bonds

In February 2024, VPFS issued $439 million of 5.088% senior secured deferred fuel cost bonds with a scheduled final payment date of May 2027 and a final maturity date of May 2029 and $843 million of 4.877% senior secured deferred fuel cost bonds with a scheduled final payment date of May 2031 and a final maturity date of May 2033. The full principal of each tranche of bonds is payable semi-annually according to a sinking fund schedule. Interest on each tranche of bonds accrues from the date of issuance and is payable semi-annually. Payment on the bonds commences in November 2024. The scheduled final payment date for the applicable tranche is the date by which all interest and principal for such tranche is expected to be paid in full. The final maturity date of the applicable tranche is the legal maturity date for such tranche. The bonds are not subject to optional redemption prior to their stated maturity. VPFS as the issuer of the bonds is a bankruptcy remote, wholly-owned special purpose subsidiary of Virginia Power formed in October 2023 for the sole purpose of securitizing certain of Virginia Power's under-recovered deferred fuel balance through the issuance of deferred fuel cost bonds. VPFS is considered to be a VIE primarily because its equity capitalization is insufficient to support its operations. Virginia Power is considered the primary beneficiary and consolidates VPFS as it has the power to direct the most significant activities of VPFS, including performing servicing activities such as billing and collecting the deferred fuel cost charges. Pursuant to the financing order issued by the Virginia Commission in November 2023, Virginia Power sold to VPFS its right to receive revenues from the non-bypassable deferred fuel cost charges from Virginia Power's retail customers in Virginia, except for certain exempt customers, as deferred fuel cost property. The securitization bondholders have recourse solely with respect to the deferred fuel cost property owned by VPFS and no recourse to any other assets of Dominion Energy or Virginia Power. Any deferred fuel cost charges collected by Virginia Power to pay for bond servicing and other qualified costs are deferred fuel cost property solely owned by VPFS. Any deferred fuel cost charges collected by Virginia Power are remitted to a trustee and are not available to other creditors of Virginia Power or Dominion Energy.

Enhanced Junior Subordinated Notes

In October 2014, Dominion Energy issued $685 million of October 2014 hybrids that will bear interest at 5.75% per year until October 1, 2024. Thereafter, provided the October 2014 hybrids remain outstanding, interest will accrue at a SOFR-based rate to be determined at that time.

In July 2016, Dominion Energy issued $800 million of 5.25% July 2016 hybrids. In August 2021, Dominion Energy redeemed the remaining principal outstanding of $800 million of its July 2016 hybrids, which would have otherwise matured in 2076 and were listed on the NYSE under the symbol DRUA. Expenses related to the early redemption of the hybrids were $23 million reflected within interest and related charges in the Consolidated Statements of Income for the year ended December 31, 2021.

Dominion Energy may defer interest payments on the hybrids on one or more occasions for up to 10 consecutive years. If the interest payments on the hybrids are deferred, Dominion Energy may not make distributions related to its capital stock, including dividends, redemptions, repurchases, liquidation payments or guarantee payments during the deferral period. Also, during the deferral period, Dominion Energy may not make any payments on or redeem or repurchase any debt securities that are equal in right of payment with, or subordinated to, the hybrids.

Derivative Restructuring

In June 2020, Dominion Energy amended a portfolio of interest rate swaps with a notional value of $2.0 billion, extending the mandatory termination dates from 2020 and 2021 to December 2024. As a result of this noncash financing activity with an embedded interest rate swap, Dominion Energy recorded $326 million in other long-term debt representing the net present value of the initial fair value measurement of the new contract with an imputed interest rate of 1.19%, in its Consolidated Balance Sheets with an embedded interest rate derivative that had a fair value of zero at inception. In August 2021, Dominion Energy settled certain of the outstanding interest rate swaps which would have otherwise matured in December 2024, resulting in a $39 million reduction in other long-term debt. In August 2022, Dominion Energy settled certain of the outstanding interest rate swaps which would have otherwise matured in December 2024, resulting in a $154 million reduction in other long-term debt.

In August 2020, Virginia Power amended a portfolio of interest rate swaps with a notional value of $900 million, extending the mandatory termination dates from 2020 to December 2023. As a result of this noncash financing activity with an embedded interest rate swap, Virginia Power recorded $443 million in other long-term debt representing the net present value of the initial fair value measurement of the new contract with an imputed interest rate of 0.34%, in its Consolidated Balance Sheets with an embedded interest rate derivative that had a fair value of zero at inception. The interest rate swaps were in a hedge relationship prior to the transaction. Virginia Power de-designated the hedge relationships prior to the transaction and then designated the new interest rate swap in a hedge relationship after the transaction. In

March 2023, Virginia Power settled the remaining outstanding interest rate swaps which would have otherwise matured in December 2023, resulting in a $448 million reduction in securities due within one year.

NOTE 19. PREFERRED STOCK

Dominion Energy is authorized to issue up to 20 million shares of preferred stock, which may be designated into separate classes. At both December 31, 2023 and 2022, Dominion Energy had issued and outstanding 1.8 million shares preferred stock, 0.8 million and 1.0 million of which were designated as the Series B Preferred Stock and the Series C Preferred Stock, respectively.

DESC is authorized to issue up to 20 million shares of preferred stock. At both December 31, 2023 and 2022, DESC had issued and outstanding 1,000 shares of preferred stock, all of which were held by SCANA and are eliminated in consolidation.

Virginia Power is authorized to issue up to 10 million shares of preferred stock, $100 liquidation preference; however, none were issued and outstanding at December 31, 2023 or 2022.

2019 Corporate Units

In June 2019, Dominion Energy issued $1.6 billion of 2019 Equity Units, initially in the form of 2019 Series A Corporate Units. The Corporate Units were listed on the NYSE under the symbol DCUE. The net proceeds were used for general corporate purposes and to repay short-term debt, including commercial paper.

Each 2019 Series A Corporate Unit consisted of a stock purchase contract and a 1/10, or 10%, undivided beneficial ownership interest in one share of Series A Preferred Stock. Beginning in June 2022, the Series A Preferred Stock was convertible at the option of the holder. Settlement of any conversion was initially payable in cash, common stock or a combination thereof, at Dominion Energy's election. In November 2021, Dominion Energy's Articles of Incorporation were amended to require that any conversion of its Series A Preferred Stock be settled, at Dominion Energy's election, either entirely in cash or in cash up to the first $1,000 per share and in shares of Dominion Energy common stock, cash or any combination thereof for any amounts in excess of $1,000 per share. As a result of establishing a minimum amount to be settled in cash if the holders elect to convert the Series A Preferred Stock, $1.6 billion was reclassified from equity to mezzanine equity in 2021. The Series A Preferred Stock was redeemable in cash by Dominion Energy beginning September 2022 at the liquidation preference.

The stock purchase contracts obligated the holders to purchase shares of Dominion Energy common stock in June 2022. The purchase price paid under the stock purchase contracts was $100 per Corporate Unit and the number of shares purchased was determined under a formula based upon the average closing price of Dominion Energy common stock near the settlement date. See Note 20 for additional information. The Series A Preferred Stock had been pledged upon issuance as collateral to secure the purchase of common stock under the related stock purchase contracts. Dominion Energy paid cumulative dividends on the Series A Preferred Stock and quarterly contract adjustment payments on the stock purchase contracts, at the rates described below.

Pursuant to the terms of the 2019 Equity Units, Dominion Energy conducted a final remarketing of substantially all shares of Series A Preferred Stock in May 2022 which resulted in the dividend rate for all shares of Series A Preferred Stock being reset to 1.75% for the June 2022 through August 2022 dividend period and 6.75% effective September 2022. The conversion rate on the Series A Preferred Stock did not increase as a result of the remarketing. In May 2022, Dominion Energy received a commitment from a financial institution to purchase up to 1.6 million shares of the Series A Preferred Stock in the final remarketing. Accordingly, following the settlement of the successful remarketing and approval from its Board of Directors in June 2022, Dominion Energy became obligated to redeem all outstanding shares of Series A Preferred Stock in September 2022. As such, effective June 2022, the Series A Preferred Stock was considered to be mandatorily redeemable and was classified as a current liability. In addition, Dominion Energy made a short-term deposit at the financial institution as described further in Note 9. Proceeds from the final remarketing were used on behalf of holders of 2019 Series A Corporate Units at the time of the remarketing to pay the purchase price to Dominion Energy for the issuance of its common stock under the stock purchase contracts included in such corporate units in June 2022. In September 2022, Dominion Energy redeemed all outstanding shares of Series A Preferred Stock for $1.6 billion.

Selected information about Dominion Energy's 2019 Equity Units is presented below:

Issuance Date	Units Issued	Total Net Proceeds[1]	Total Preferred Stock[2]	Cumulative Dividend Rate	Stock Purchase Contract Annual Rate	Stock Purchase Contract Liability[3]	Stock Purchase Contract Settlement Date
(millions except interest rates)							
6/14/2019	16	$1,582	$1,610	1.75%	5.5%	$250	6/1/2022

(1) Issuance costs of $28 million were recorded as a reduction to preferred stock ($14 million) and common stock ($14 million). In connection with the reclassification of the Series A Preferred Stock to mezzanine equity in 2021, the issuance costs originally recognized as a reduction to preferred stock were reclassified to common stock.
(2) Dominion Energy recorded dividends of $12 million ($7.292 per share) and $28 million ($17.50 per share) for the years ended December 31, 2022 and 2021, respectively. In addition, Dominion Energy recorded interest expense of $7 million on the Series A Preferred Stock for the year ended December 31, 2022, following the reclassification of these shares to a mandatorily redeemable liability effective June 2022 as discussed above.
(3) Payments of $44 million and $85 million were made in 2022 and 2021, respectively.

Series B Preferred Stock
In December 2019, Dominion Energy issued 800,000 shares of Series B Preferred Stock for $791 million, net of $9 million of issuance costs. The preferred stock has a liquidation preference of $1,000 per share and currently pays a 4.65% dividend per share on the liquidation preference. Dividends are paid cumulatively on a semi-annual basis, commencing June 15, 2020. Dominion Energy recorded dividends of $37 million ($46.50 per share) for each of the years ended December 31, 2023, 2022 and 2021. The dividend rate for the Series B Preferred Stock will be reset every five years beginning on December 15, 2024 to equal the then-current five-year U.S. Treasury rate plus a spread of 2.993%. Unless all accumulated and unpaid dividends on the Series B Preferred Stock have been declared and paid, Dominion Energy may not make any distributions on any of its capital stock ranking equal or junior to the Series B Preferred Stock as to dividends or upon liquidation, including through dividends, redemptions, repurchases or otherwise.

Dominion Energy may, at its option, redeem the Series B Preferred Stock in whole or in part on December 15, 2024 or on any subsequent fifth anniversary of such date at a price equal to $1,000 per share plus any accumulated and unpaid dividends. Dominion Energy may also, at its option, redeem the Series B Preferred Stock in whole but not in part at a price equal to $1,020 per share plus any accumulated and unpaid dividends at any time within a certain period of time following any change in the criteria ratings agencies use to assign equity credit to securities such as the Series B Preferred Stock that has certain adverse effects on the equity credit actually received by the Series B Preferred Stock.

Holders of the Series B Preferred Stock have no voting rights except in the limited circumstances provided for in the terms of the Series B Preferred Stock or as otherwise required by applicable law. The Series B Preferred Stock is not subject to any sinking fund or other obligation of ours to redeem, repurchase or retire the Series B Preferred Stock. The preferred stock contains no conversion rights.

Series C Preferred Stock
In December 2021, Dominion Energy issued 750,000 shares of Series C Preferred Stock for $742 million, net of $8 million of issuance costs. Also in December 2021, Dominion Energy issued 250,000 shares of Series C Preferred Stock valued at $250 million to the qualified benefit pension plans. See Note 22 for further information regarding activity surrounding pension plan contributions. The preferred stock has a liquidation preference of $1,000 per share and currently pays a 4.35% dividend per share on the liquidation preference. Dividends are paid cumulatively on a semi-annual basis, commencing April 15, 2022. Dominion Energy recorded dividends of $44 million ($43.50 per share), $44 million ($43.50 per share) and $3 million ($2.6583 per share) and for the years ended December 31, 2023, 2022 and 2021, respectively. The dividend rate for the Series C Preferred Stock will be reset every five years beginning on April 15, 2027 to equal the then-current five-year U.S. Treasury rate plus a spread of 3.195%. Unless all accumulated and unpaid dividends on the Series C Preferred Stock have been declared and paid, Dominion Energy may not make any distributions on any of its capital stock ranking equal or junior to the Series C Preferred Stock as to dividends or upon liquidation, including through dividends, redemptions, repurchases or otherwise.

Dominion Energy may, at its option, redeem the Series C Preferred Stock in whole or in part anytime from and including January 15, 2027 through and including April 15, 2027 or during any subsequent fifth anniversary of such period at a price equal to $1,000 per share plus any accumulated and unpaid dividends. Dominion Energy may also, at its option, redeem the Series C Preferred Stock in whole but not in part at a price equal to $1,020 per share plus any accumulated and unpaid dividends at any time within a certain period of time following any change in the criteria ratings agencies use to assign equity credit to securities such as the Series C Preferred Stock that has certain adverse effects on the equity credit actually received by the Series C Preferred Stock.

Holders of the Series C Preferred Stock have no voting rights except in the limited circumstances provided for in the terms of the Series C Preferred Stock or as otherwise required by applicable law. The Series C Preferred Stock is not subject to any sinking fund or other obligation of ours to redeem, repurchase or retire the Series C Preferred Stock. The preferred stock contains no conversion rights.

NOTE 20. EQUITY

Common Stock

DOMINION ENERGY

During 2023, 2022 and 2021, Dominion Energy recorded, net of fees and commissions, $94 million, $2.0 billion and $340 million from the issuance of approximately 2 million, 25 million and 4 million shares of common stock, respectively, as described below.

DOMINION ENERGY DIRECT® AND EMPLOYEE SAVINGS PLANS

Dominion Energy maintains Dominion Energy Direct® and a number of employee savings plans through which contributions may be invested in Dominion Energy's common stock. These shares may either be newly issued or purchased on the open market with proceeds contributed to these plans. In January 2021, Dominion Energy began issuing new shares of common stock for these direct stock purchase plans. In August 2023, Dominion Energy began purchasing its common stock on the open market for these direct stock purchase plans. During 2023, 2022 and 2021, Dominion Energy issued 1.7 million, 2.4 million and 2.6 million, respectively, of such shares and received proceeds of $94 million, $179 million and $192 million, respectively.

AT-THE-MARKET PROGRAM

In 2020, Dominion Energy entered into sales agency agreements to effect sales under a new at-the-market program. Under the sales agency agreements, Dominion Energy could, from time to time, offer and sell shares of its common stock through the sales agents or enter into one or more forward sale agreements with respect to shares of its common stock. Sales by Dominion Energy through the sales agents or by forward sellers pursuant to a forward sale agreement cannot exceed $1.0 billion in the aggregate. In November 2021, Dominion Energy entered forward sale agreements for approximately 1.1 million shares of its common stock to be settled by November 2022 at an initial forward price of $74.66 per share. Except in certain circumstances, Dominion Energy could have elected physical, cash or net settlement of the forward sale agreements. In November 2022, Dominion Energy provided notice to elect physical settlement of the forward sale agreements and in December 2022 received total proceeds of $78 million. This program expired in June 2023.

OTHER ISSUANCES

In August 2021, Dominion Energy issued 0.6 million shares of its common stock, valued at $45 million, to satisfy DESC's obligation for the initial payment under a settlement agreement with the SCDOR discussed in Note 23. In May 2022, Dominion Energy issued 0.9 million shares of its common stock, valued at $72 million, to partially satisfy DESC's remaining obligation under the settlement agreement.

In June 2022, Dominion Energy issued 0.4 million shares of its common stock, valued at $30 million, to partially satisfy its obligation under a settlement agreement for the State Court Merger Case discussed in Note 23.

In June 2022, Dominion Energy issued 19.4 million shares of its common stock to settle the stock purchase contract component of the 2019 Equity Units, as discussed in Note 19, and received proceeds of $1.6 billion.

In July 2021, Dominion Energy issued 1.4 million shares of its common stock, valued at $104 million, to satisfy DESC's obligation under a settlement agreement for the FILOT litigation discussed in Note 23.

REPURCHASE OF COMMON STOCK

Dominion Energy did not repurchase any shares in 2023, 2022 or 2021, except for shares tendered by employees to satisfy tax withholding obligations on vested restricted stock, which do not count against its stock repurchase authorization.

In November 2020, the Board of Directors authorized the repurchase of up to $1.0 billion of Dominion Energy's common stock, with $0.9 billion available as of December 31, 2023. This repurchase program does not include a specific timetable or price or volume targets and may be modified, suspended or terminated at any time. Shares may be purchased through open market or privately negotiated transactions or otherwise at the discretion of management subject to prevailing market conditions, applicable securities laws and other factors.

VIRGINIA POWER

In the fourth quarter of 2023, Virginia Power issued 49,522 shares of its common stock to Dominion Energy for $3.25 billion with the proceeds utilized to repay substantially all of the outstanding borrowings under Virginia Power's intercompany credit facility with Dominion Energy. Virginia Power issued the shares pursuant to a Virginia Commission order authorizing the issuance of up to $3.25 billion of common stock to Dominion Energy through the end of 2023 as part of its reasonable efforts to maintain a common equity capitalization to total capitalization ratio of 52.10% through December 2024 in accordance with legislation enacted in Virginia in April 2023 as discussed in Note 13. Virginia Power did not issue any shares of its common stock to Dominion Energy in 2022 or 2021.

Noncontrolling Interests

NON-WHOLLY-OWNED NONREGULATED SOLAR FACILITIES

In December 2021, Dominion Energy completed the sale of SBL Holdco, which held Dominion Energy's 67% controlling interest in certain nonregulated solar projects, and the sale of its 50% controlling interest in Four Brothers and Three Cedars. As a result of these sales, all balances recorded as noncontrolling interests associated with these entities were written off. See Note 10 for additional information.

Accumulated Other Comprehensive Income (Loss)

DOMINION ENERGY

The following table presents Dominion Energy's changes in AOCI (net of tax) and reclassifications out of AOCI by component:

	Total Derivative-Hedging Activities[1][2]	Investment Securities[3]	Pension and other postretirement benefit costs[4]	Equity Method Investees[5]	Total
(millions)					
Year Ended December 31, 2023					
Beginning balance	$(249)	$ (44)	$(1,276)	$(3)	$(1,572)
Other comprehensive income before reclassifications: gains (losses)	—	55	27	—	82
Amounts reclassified from AOCI (gains) losses:					
Interest and related charges	43	—	—	—	43
Other income (expense)	—	(14)	(61)	—	(75)
Discontinued operations	—	—	—	4	4
Total	43	(14)	(61)	4	(28)
Income tax expense (benefit)	(10)	3	20	(1)	12
Total, net of tax	33	(11)	(41)	3	(16)
Net current period other comprehensive income (loss)	33	44	(14)	3	66
Ending balance	$(216)	$ —	$(1,290)	$—	$(1,506)
Year Ended December 31, 2022					
Beginning balance	$(358)	$ 37	$(1,133)	$(4)	$(1,458)
Other comprehensive income before reclassifications: gains (losses)	67	(100)	(218)	1	(250)
Amounts reclassified from AOCI (gains) losses:					
Interest and related charges	57	—	—	—	57
Other income (expense)	—	25	102	—	127
Total	57	25	102	—	184
Income tax expense (benefit)	(15)	(6)	(27)	—	(48)
Total, net of tax	42	19	75	—	136
Net current period other comprehensive income (loss)	109	(81)	(143)	1	(114)
Ending balance	$(249)	$ (44)	$(1,276)	$(3)	$(1,572)

(1) Comprised entirely of interest rate derivative hedging activities.
(2) Net of $73 million, $83 million and $119 million tax at December 31, 2023, 2022 and 2021, respectively.
(3) Net of $(2) million, $13 million and $(10) million tax at December 31, 2023 and 2022 and 2021, respectively.
(4) Net of $456 million, $445 million and $396 million tax at December 31, 2023 and 2022 and 2021, respectively.
(5) Net of $— million, $1 million, and $1 million tax at December 31, 2023, 2022 and 2021, respectively.

VIRGINIA POWER

The following table presents Virginia Power's changes in AOCI (net of tax) and reclassification out of AOCI by component:

	Total Derivative-Hedging Activities[1][2]	Investment Securities[3]	Total
(millions)			
Year Ended December 31, 2023			
Beginning balance	$ 16	$ (7)	$ 9
Other comprehensive income before reclassifications: gains (losses)	(1)	7	6
Amounts reclassified from AOCI (gains) losses:			
Interest and related charges	1	—	1
Other income (expense)	—	1	1
Total	1	1	2
Income tax expense (benefit)	(1)	—	(1)
Total, net of tax	—	1	1
Net current period other comprehensive income (loss)	(1)	8	7
Ending balance	$ 15	$ 1	$ 16
Year Ended December 31, 2022			
Beginning balance	$(45)	$ 4	$(41)
Other comprehensive income before reclassifications: gains (losses)	60	(11)	49
Amounts reclassified from AOCI (gains) losses:			
Interest and related charges	2	—	2
Other income (expense)	—	—	—
Total	2	—	2
Income tax expense (benefit)	(1)	—	(1)
Total, net of tax	1	—	1
Net current period other comprehensive income (loss)	61	(11)	50
Ending balance	$ 16	$ (7)	$ 9

(1) Comprised entirely of interest rate derivative hedging activities.
(2) Net of $(5) million, $(5) million and $16 million tax at December 31, 2023, 2022 and 2021, respectively.
(3) Net of $— million, $2 million and $(2) million tax at December 31, 2023, 2022 and 2021, respectively.

Stock-Based Awards

The 2014 Incentive Compensation Plan permits stock-based awards that include restricted stock, performance grants, goal-based stock, stock options and stock appreciation rights. The Non-Employee Directors Compensation Plan permits grants of restricted stock and stock options. Under provisions of these plans, employees and non-employee directors may be granted options to purchase common stock at a price not less than its fair market value at the date of grant with a maximum term of eight years. Option terms are set at the discretion of the Compensation and Talent Development Committee of the Board of Directors or the Board of Directors itself, as provided under each plan. No options are outstanding under either plan. At December 31, 2023, approximately 15 million shares were available for future grants under these plans.

Goal-based stock awards are granted in lieu of cash-based performance grants to certain officers who have not achieved a certain targeted level of share ownership. At December 31, 2023 and December 31, 2022, unrecognized compensation cost related to nonvested goal-based stock awards was inconsequential.

Dominion Energy measures and recognizes compensation expense relating to share-based payment transactions over the vesting period based on the fair value of the equity or liability instruments issued. Dominion Energy's results for the years ended December 31, 2023, 2022 and 2021 include $44 million, $36 million and $42 million, respectively, of compensation costs and $10 million, $7 million and $9 million, respectively, of income tax benefits related to Dominion Energy's stock-based compensation arrangements. Stock-based compensation cost is reported in other operations and maintenance expense in Dominion Energy's Consolidated Statements of Income. Excess Tax Benefits are classified as a financing cash flow.

RESTRICTED STOCK

Restricted stock grants are made to officers under Dominion Energy's LTIP and may also be granted to certain key non-officer employees. The fair value of Dominion Energy's restricted stock awards is equal to the closing price of Dominion Energy's stock on the date of grant. New shares are issued for restricted stock awards on the date of grant and generally vest over a three-year service period. The following table provides a summary of restricted stock activity for the years ended December 31, 2023, 2022 and 2021:

	Shares	Weighted—Average Grant Date Fair Value
	(millions)	
Nonvested at December 31, 2020	1.4	$ 77.41
Granted	0.5	71.78
Vested	(0.5)	73.54
Cancelled and forfeited	(0.1)	75.57
Nonvested at December 31, 2021	1.3	$76.65
Granted	0.6	75.08
Vested	(0.4)	77.87
Cancelled and forfeited	(0.1)	73.15
Nonvested at December 31, 2022	1.4	$75.56
Granted	**1.0**	**48.99**
Vested	**(0.4)**	**79.89**
Cancelled and forfeited	**(0.1)**	**53.36**
Nonvested at December 31, 2023	**1.9**	**$61.34**

As of December 31, 2023, unrecognized compensation cost related to nonvested restricted stock awards totaled $70 million and is expected to be recognized over a weighted-average period of 2.2 years. The fair value of restricted stock awards that vested was $20 million, $31 million and $37 million in 2023, 2022 and 2021, respectively. Employees may elect to have shares of restricted stock withheld upon vesting to satisfy tax withholding obligations. The number of shares withheld will vary for each employee depending on the vesting date fair market value of Dominion Energy stock and the applicable federal, state and local tax withholding rates.

CASH-BASED PERFORMANCE GRANTS

Cash-based performance grants are made to Dominion Energy's officers under Dominion Energy's LTIP. The actual payout of cash-based performance grants will vary between zero and 200% of the targeted amount based on the level of performance metrics achieved.

In February 2020, a cash-based performance grant was made to officers. Payout of the performance grant occurred in January 2023 based on the achievement of two performance metrics during 2020, 2021 and 2022: TSR relative to that of companies that are members of Dominion Energy's compensation peer group and ROIC with an additional payout based on Dominion Energy's price-earnings ratio relative to that of the members of Dominion Energy's peer compensation group. The total of the payout under the grant was $4 million, all of which was accrued on December 31, 2022.

In February 2021, a cash-based performance grant was made to officers. Payout of the performance grant is expected to occur by March 15, 2024 based on the achievement of two performance metrics during 2021, 2022 and 2023: TSR relative to that of companies that are members of Dominion Energy's compensation peer group and ROIC. There is an additional opportunity to earn a portion of the award based on Dominion Energy's relative price-earnings ratio performance. The total of the payout under the grant was $4 million, all of which was accrued at December 31, 2023.

In February 2022, a cash-based performance grant was made to officers. Payout of the performance grant is expected to occur by March 15, 2025 based on the achievement of three performance metrics during 2022, 2023 and 2024: TSR relative to that of companies that are members of Dominion Energy's compensation peer group, Cumulative Operating EPS, and Non-Carbon Emitting Generation Capacity Performance. At December 31, 2023, the targeted amount of the three-year grant was $16 million and a liability of $5 million had been accrued for this award.

In February 2023, a cash-based performance grant was made to officers. Payout of the performance grant is expected to occur by March 15, 2026 based on the achievement of three performance metrics during 2023, 2024 and 2025: TSR relative to that of companies that are members of Dominion Energy's compensation peer group, Cumulative Operating EPS, and Non-Carbon Emitting Generation Capacity Performance. At December 31, 2023, the targeted amount of the three-year grant was $16 million and a liability of $3 million had been accrued for this award.

NOTE 21. DIVIDEND RESTRICTIONS

The Virginia Commission may prohibit any public service company, including Virginia Power, from declaring or paying a dividend to an affiliate if found to be inconsistent with the public interest. At December 31, 2023, the Virginia Commission had not restricted the payment of dividends by Virginia Power.

The North Carolina Commission, in its order approving the SCANA Combination, limited cumulative dividends payable to Dominion Energy by Virginia Power and PSNC to (i) the amount of retained earnings the day prior to closing of the SCANA Combination plus (ii) any future earnings recorded by Virginia Power and PSNC after such closing. In addition, notice to the North Carolina Commission is required if payment of dividends causes the equity component of Virginia Power and PSNC's capital structure to fall below 45%.

The Ohio and Utah Commissions may prohibit any public service company, including East Ohio and Questar Gas, from declaring or paying a dividend to an affiliate if found to be detrimental to the public interest. At December 31, 2023, neither the Ohio Commission nor the Utah Commission had restricted the payment of dividends by East Ohio or Questar Gas, respectively.

There is no specific restriction from the South Carolina Commission on the payment of dividends paid by DESC. Pursuant to the SCANA Merger Approval Order, the amount of any DESC dividends paid must be reasonable and consistent with the long-term payout ratio of the electric utility industry and gas distribution industry.

DESC's bond indenture under which it issues first mortgage bonds contains provisions that could limit the payment of cash dividends on its common stock. DESC's bond indenture permits the payment of dividends on DESC's common stock only either

(1) out of its Surplus (as defined in the bond indenture) or (2) in case there is no Surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In addition, pursuant to the SCANA Merger Approval Order, the amount of any DESC dividends paid must be reasonable and consistent with the long-term payout ratio of the electric utility industry and gas distribution industry.

At December 31, 2023, DESC's retained earnings exceed the balance established by the Federal Power Act as a reserve on earnings attributable to hydroelectric generation plants. As a result, DESC is permitted to pay dividends without additional regulatory approval provided that such amounts would not bring the retained earnings balance below the established threshold.

See Notes 18 and 19 for a description of potential restrictions on common stock dividend payments by Dominion Energy in connection with the deferral of interest payments on the enhanced junior subordinated notes or a failure to pay dividends on the Series B Preferred Stock or Series C Preferred Stock.

NOTE 22. EMPLOYEE BENEFIT PLANS

Dominion Energy—Defined Benefit Plans

Dominion Energy provides certain retirement benefits to eligible active employees, retirees and qualifying dependents. Under the terms of its benefit plans, Dominion Energy reserves the right to change, modify or terminate the plans. From time to time in the past, benefits have changed, and some of these changes have reduced benefits.

Dominion Energy maintains qualified noncontributory defined benefit pension plans covering virtually all employees who commenced employment prior to July 2021. Retirement benefits are based primarily on years of service, age and the employee's compensation. Dominion Energy's funding policy is to contribute annually an amount that is in accordance with the provisions of ERISA. The pension programs also provide benefits to certain retired executives under company-sponsored nonqualified employee benefit plans. The nonqualified plans are funded through contributions to grantor trusts. Dominion Energy also provides retiree healthcare and life insurance benefits with annual employee premiums based on several factors such as age, retirement date and years of service.

Pension and other postretirement benefit costs are affected by employee demographics (including age, compensation levels and years of service), the level of contributions made to the plans and earnings on plan assets. These costs may also be affected by changes in key assumptions, including expected long-term rates of return on plan assets, discount rates, healthcare cost trend rates, mortality rates and the rate of compensation increases.

Dominion Energy uses December 31 as the measurement date for all of its employee benefit plans. Dominion Energy uses the market-related value of pension plan assets to determine the expected return on plan assets, a component of net periodic pension cost, for all pension plans. The market-related value recognizes changes in fair value on a straight-line basis over a four-year period, which reduces year-to-year volatility. Changes in fair value are measured as the difference between the expected and actual plan asset returns, including dividends, interest and realized and unrealized investment gains and losses. Since the market-related value recognizes changes in fair value over a four-year period, the future market-related value of pension plan assets will be impacted as previously unrecognized changes in fair value are recognized.

Dominion Energy's pension and other postretirement benefit plans hold investments in trusts to fund employee benefit payments. Dominion Energy's pension and other postretirement plan assets experienced aggregate actual returns (loss) of $1.2 billion and $(3.0) billion in 2023 and 2022, respectively, versus expected returns of $1.0 billion and $1.1 billion, respectively. Differences between actual and expected returns on plan assets are accumulated and amortized during future periods. As such, any investment-related declines in these trusts will result in future increases in the net periodic cost recognized for such employee benefit plans and will be included in the determination of the amount of cash to be contributed to the employee benefit plans.

FUNDED STATUS

The following table summarizes the changes in pension plan and other postretirement benefit plan obligations and plan assets and includes a statement of the plans' funded status for Dominion Energy:

	Pension Benefits		Other Postretirement Benefits	
Year Ended December 31,	**2023**	2022	**2023**	2022
(millions, except percentages)				
Changes in benefit obligation:				
Benefit obligation at beginning of year	$ **8,066**	$ 10,890	$ **1,127**	$ 1,537
Service cost	**96**	142	**14**	22
Interest cost	**442**	333	**61**	45
Benefits paid	**(493)**	(511)	**(94)**	(97)
Actuarial (gain) loss during the year	**322**	(2,716)	**1**	(361)
Plan amendments	**2**	—	**—**	—
Sale of Hope	**—**	(64)	**—**	(19)
Settlements and curtailments[1]	**(4)**	(8)	**—**	—
Benefit obligation at end of year	$ **8,431**	$ 8,066	$ **1,109**	$ 1,127
Changes in fair value of plan assets:				
Fair value of plan assets at beginning of year	$ **8,694**	$ 11,945	$ **1,845**	$ 2,323
Actual return gain (loss) on plan assets	**882**	(2,556)	**277**	(416)
Employer contributions	**8**	9	**—**	—
Benefits paid	**(493)**	(511)	**(60)**	(62)
Sale of Hope	**—**	(188)	**—**	—
Settlements[2]	**(4)**	(5)	**—**	—
Fair value of plan assets at end of year	$ **9,087**	$ 8,694	$ **2,062**	$ 1,845
Funded status at end of year	$ **656**	$ 628	$ **953**	$ 718
Amounts recognized in the Consolidated Balance Sheets at December 31:				
Noncurrent pension and other postretirement benefit assets	$ **647**	$ 580	$ **1,132**	$ 899
Noncurrent assets held for sale	**308**	295	**13**	11
Other current liabilities	**(27)**	(12)	**(13)**	(13)
Noncurrent pension and other postretirement benefit liabilities[3]	**(237)**	(196)	**(179)**	(179)
Noncurrent liabilities held for sale	**(35)**	(39)	**—**	—
Net amount recognized	$ **656**	$ 628	$ **953**	$ 718
Significant assumptions used to determine benefit obligations as of December 31:				
Discount rate	**5.37%-5.47%**	5.65%-5.75%	**5.40%-5.42%**	5.69%-5.70%
Weighted average rate of increase for compensation	**4.28%**	4.38%	**n/a**	n/a
Crediting interest rate for cash balance and similar plans	**4.12%-4.22%**	4.40%-4.50%	**n/a**	n/a

(1) 2023 and 2022 amounts include settlements of nonqualified pension obligations. 2022 amount includes a curtailment for Hope.
(2) 2023 and 2022 amounts relate to settlements of nonqualified pension obligations.
(3) Presented within other deferred credits and other liabilities in Dominion Energy's Consolidated Balance Sheets.

Actuarial losses recognized during 2023 in Dominion Energy's pension benefit obligations were $322 million primarily driven by a decrease in the discount rate. Actuarial gains recognized during 2022 in Dominion Energy's pension benefit obligations were $2.7 billion primarily from an increase in discount rate. Actuarial losses recognized during 2023 in Dominion Energy's other postretirement benefit obligations were $1 million primarily driven by a $29 million loss due to a decrease in the discount rate that was largely offset by a $28 million gain from favorable claims and other experience. Actuarial gains recognized during 2022 in Dominion Energy's other postretirement benefit obligations were $360 million primarily resulting from an increase in discount rate.

The ABO for all of Dominion Energy's defined benefit pension plans was $8.1 billion and $7.7 billion at December 31, 2023 and 2022, respectively.

Under its funding policies, Dominion Energy evaluates plan funding requirements annually, usually in the fourth quarter after receiving updated plan information from its actuary. Based on the funded status of each plan and other factors, Dominion Energy determines the amount of contributions for the current year, if any, at that time. Dominion Energy expects to make $46 million of minimum required contributions to its qualified defined benefit pension plans in 2024. Dominion Energy also considers voluntary contributions from time to time, either in the form of cash or equity securities.

Certain of Dominion Energy's subsidiaries fund other postretirement benefit costs through VEBAs. Dominion Energy's remaining subsidiaries do not prefund other postretirement benefit costs but instead pay claims as presented. Dominion Energy did not make any contributions to VEBAs associated with its other postretirement plans in 2023 and 2022. Dominion Energy is not required to make any contributions to its VEBAs associated with its other postretirement plans in 2024. Dominion Energy considers voluntary contributions from time to time, either in the form of cash or equity securities.

Combined Notes to Consolidated Financial Statements, Continued

The following table provides information on the benefit obligations and fair value of plan assets for plans with a benefit obligation in excess of plan assets for Dominion Energy:

	Pension Benefits		Other Postretirement Benefits	
As of December 31,	**2023**	2022	**2023**	2022
(millions)				
Benefit obligation	**$7,996**	$7,655	**$195**	$197
Fair value of plan assets	**7,697**	7,410	**4**	5

The following table provides information on the ABO and fair value of plan assets for Dominion Energy's pension plans with an ABO in excess of plan assets:

As of December 31,	**2023**	2022
(millions)		
Accumulated benefit obligation	**$792**	$776
Fair value of plan assets	**654**	623

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid for Dominion Energy's plans:

	Estimated Future Benefit Payments	
	Pension Benefits	Other Postretirement Benefits
(millions)		
2024	$ 556	$ 94
2025	546	91
2026	554	90
2027	562	89
2028	571	87
2029-2033	2,958	418

PLAN ASSETS

Dominion Energy's overall objective for investing its pension and other postretirement plan assets is to achieve appropriate long-term rates of return commensurate with prudent levels of risk. To minimize risk, funds are broadly diversified among asset classes, investment strategies and investment advisors. The long-term strategic target asset allocations for substantially all of Dominion Energy's pension funds are 26% U.S. equity, 19% non-U.S. equity, 32% fixed income, 3% real assets and 20% other alternative investments. U.S. equity includes investments in large-cap, mid-cap and small-cap companies located in the U.S. Non-U.S. equity includes investments in large-cap, mid-cap and small-cap companies located outside of the U.S. including both developed and emerging markets. Fixed income includes corporate debt instruments of companies from diversified industries and U.S. Treasuries. The U.S. equity, non-U.S. equity and fixed income investments are in individual securities as well as mutual funds and exchange-traded funds. Real assets include investments in real estate investment trusts and private partnerships. Other alternative investments include partnership investments in private equity-debt and hedge funds that follow several different strategies.

Strategic investment policies are established for Dominion Energy's prefunded benefit plans based upon periodic asset/liability studies. Factors considered in setting the investment policy include employee demographics, liability growth rates, future discount rates, the funded status of the plans and the expected long-term rate of return on plan assets. Deviations from the plans' strategic allocation are a function of Dominion Energy's assessments regarding short-term risk and reward opportunities in the capital markets and/or short-term market movements which result in the plans' actual asset allocations varying from the strategic target asset allocations. Through periodic rebalancing, actual allocations are brought back in line with the target. Future asset/liability studies will focus on strategies to further reduce pension and other postretirement plan risk, while still achieving attractive levels of returns. Financial derivatives may be used to obtain or manage market exposures and to hedge assets and liabilities.

For fair value measurement policies and procedures related to pension and other postretirement benefit plan assets, see Note 2.

The fair values of Dominion Energy's pension plan assets by asset category are as follows:

At December 31,	**2023**				2022			
	Level 1	**Level 2**	**Level 3**	**Total**	Level 1	Level 2	Level 3	Total
(millions)								
Cash and cash equivalents	**$ 21**	**$ 9**	**$—**	**$ 30**	$ 14	$ 11	$—	$ 25
Common and preferred stocks:								
U.S.[1]	**1,145**	**—**	**—**	**1,145**	1,653	170	—	1,823
International	**944**	**2**	**—**	**946**	1,034	5	—	1,039
Insurance contracts	**—**	**162**	**—**	**162**	—	166	—	166
Corporate debt instruments	**74**	**750**	**—**	**824**	65	805	—	870
Government securities	**43**	**1,720**	**—**	**1,763**	46	1,377	—	1,423
Total recorded at fair value	**$2,227**	**$2,643**	**$—**	**$4,870**	$2,812	$2,534	$—	$5,346
Assets recorded at NAV[2]:								
Commingled funds/collective trust funds				**2,012**				1,780
Alternative investments:								
Real estate funds				**67**				66
Private equity funds				**1,395**				1,284
Debt funds				**236**				192
Hedge funds				**239**				2
Total recorded at NAV				**$3,949**				$3,324
Total investments[3]				**$8,819**				$8,670

(1) No amounts of Dominion Energy preferred stock were held at December 31, 2023. Includes $170 million of Dominion Energy preferred stock at December 31, 2022.
(2) These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy.
(3) Excludes net assets related to pending sales of securities of $298 million, net accrued income of $24 million, and includes net assets related to pending purchases of securities of $54 million at December 31, 2023. Excludes net assets related to pending sales of securities and advanced subscription of $177 million, net accrued income of $27 million, and includes net assets related to pending purchases of securities of $180 million at December 31, 2022.

The fair values of Dominion Energy's other postretirement plan assets by asset category are as follows:

At December 31,				**2023**				2022
	Level 1	**Level 2**	**Level 3**	**Total**	Level 1	Level 2	Level 3	Total
(millions)								
Cash and cash equivalents	**$ 3**	**$ 1**	**$—**	**$ 4**	$ 3	$ 1	$—	$ 4
Common and preferred stocks:								
U.S.(1)	**757**	**—**	**—**	**757**	685	10	—	695
International	**194**	**—**	**—**	**194**	181	—	—	181
Insurance contracts	**—**	**10**	**—**	**10**	—	10	—	10
Corporate debt instruments	**4**	**36**	**—**	**40**	4	38	—	42
Government securities	**3**	**100**	**—**	**103**	3	79	—	82
Total recorded at fair value	**$961**	**$147**	**$—**	**$1,108**	$876	$138	$—	$1,014
Assets recorded at NAV(2):								
Commingled funds/collective trust funds				**725**				649
Alternative investments:								
Real estate funds				**11**				11
Private equity funds				**173**				158
Debt funds				**14**				11
Hedge funds				**14**				0
Total recorded at NAV				**$ 937**				$ 829
Total investments(3)				**$2,045**				$1,843

(1) No amounts of Dominion Energy preferred stock were held at December 31, 2023. Includes $10 million of Dominion Energy preferred stock at December 31, 2022.
(2) These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy.
(3) Excludes net assets related to pending sales of securities and advanced subscription of $17 million, net accrued income of $2 million, and includes net assets related to pending purchases of securities of $2 million at December 31, 2023. Excludes net assets related to pending sales of securities and advanced subscription of $10 million, net accrued income of $2 million, and includes net assets related to pending purchases of securities of $10 million at December 31, 2022.

The plan assets investments are determined based on the fair values of the investments and the underlying investments, which have been determined as follows:

- *Cash and Cash Equivalents*—Represents interest-bearing cash, foreign cash and money market funds. Interest-bearing cash and money market funds are valued at cost plus accrued interest. The foreign cash balances are valued at the amount held and translated on the reporting date based on prevailing exchange rates. Foreign cash and money market funds are classified as Level 1. The interest-bearing cash is held in variation margin and with various brokers, which are less liquid and therefore are classified as Level 2.
- *Common and Preferred Stocks*—Investments are valued at the closing price reported on the active market on which the individual securities are traded. Investments in preferred stocks are classified as Level 2 and are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.
- *Insurance Contracts*—Investments in Group Annuity Contracts are stated at fair value based on the fair value of the underlying securities as provided by the managers and include investments in U.S. government securities, corporate debt instruments and state and municipal debt securities.
- *Corporate Debt Instruments*—Investments are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available for comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar instruments, the instrument is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote, if available.
- *Government Securities*—Investments are valued using pricing models maximizing the use of observable inputs for similar securities.
- *Commingled Funds/Collective Trust Funds*—Commingled funds/collective trust funds invest in debt and equity securities and other instruments with characteristics similar to those of the funds' benchmarks. The primary objectives of the funds are to seek investment returns that approximate the overall performance of their benchmark indexes. These benchmarks are major equity indices, fixed income indices and money market indices that focus on growth, income and

liquidity strategies, as applicable. Investments in commingled funds/collective trust funds are stated at the NAV as determined by the issuer of the commingled funds/collective trust funds and are based on the fair value of the underlying investments held by the fund less its liabilities. The NAV is used as a practical expedient to estimate fair value. The commingled funds/collective trust funds do not have any unfunded commitments, and do not have any applicable liquidation periods or defined terms/periods to be held. The majority of these funds have redemption restrictions allowing investors to redeem capital on a periodic basis.

- *Alternative Investments*—Investments in private real estate funds, private equity funds, private debt funds and hedge funds are stated at fair value based on the NAV of the plan's proportionate share of the partnership, joint venture or other alternative investment's fair value as determined by reference to audited financial statements or NAV statements provided by the investment manager. The NAV, which is used as a practical expedient to estimate fair value, is adjusted for contributions and distributions occurring between the investment manager and Dominion Energy's measurement date. These valuations also involve assumptions and methods that are reviewed, evaluated, and adjusted, if necessary, by Dominion Energy.

Net Periodic Benefit (Credit) Cost

The service cost component of net periodic benefit (credit) cost is reflected in other operations and maintenance expense in Dominion Energy's Consolidated Statements of Income, except for $18 million, $25 million and $28 million for the years ended December 31, 2023, 2022 and 2021, respectively, presented in discontinued operations. The non-service cost components of net periodic benefit (credit) cost are reflected in other income in Dominion Energy's Consolidated Statements of Income, except for $(46) million, $(43) million and $(34) million for the years ended December 31, 2023, 2022 and 2021, respectively, presented in discontinued operations. The components of the provision for net periodic benefit (credit) cost and amounts recognized in other comprehensive income and regulatory assets and liabilities for Dominion Energy plans are as follows:

	Pension Benefits			Other Postretirement Benefits		
Year Ended December 31,	**2023**	2022	2021	**2023**	2022	2021
(millions, except percentages)						
Service cost	**$ 96**	$ 142	$ 170	**$ 14**	$ 22	$ 25
Interest cost	**442**	333	317	**61**	45	46
Expected return on plan assets	**(864)**	(886)	(834)	**(151)**	(191)	(173)
Amortization of prior service (credit) cost	**—**	—	—	**(36)**	(38)	(42)
Amortization of net actuarial (gain) loss	**—**	159	193	**(6)**	(2)	4
Settlements, curtailments and special termination benefits(1)	**1**	—	10	**—**	(8)	—
Net periodic benefit (credit) cost	**$ (325)**	$ (252)	$ (144)	**$ (118)**	$ (172)	$ (140)
Changes in plan assets and benefit obligations recognized in other comprehensive income and regulatory assets and liabilities:						
Current year net actuarial (gain) loss	**$ 304**	$ 726	$ (782)	**$ (125)**	$ 246	$ (282)
Prior service (credit) cost	**2**	—	—	**—**	—	(13)
Settlements and curtailments(1)	**—**	(3)	(36)	**—**	10	—
Less amounts included in net periodic benefit cost:						
Amortization of net actuarial gain (loss)	**—**	(159)	(193)	**6**	2	(4)
Amortization of prior service credit (cost)	**—**	—	—	**36**	38	42
Sale of Hope	**—**	(47)	—	**—**	—	—
Total recognized in other comprehensive income and regulatory assets and liabilities	**$ 306**	$ 517	$ (1,011)	**$ (83)**	$ 296	$ (257)
Significant assumptions used to determine periodic cost:						
Discount rate	**5.65%-5.75%**	3.06%-3.19%	2.73%-3.29%	**5.69%-5.70%**	3.04%-5.03%	2.69%-2.80%
Expected long-term rate of return on plan assets	**7.00%-8.35%**	7.00%-8.35%	7.00%-8.45%	**8.35%**	8.35%	8.45%
Weighted average rate of increase for compensation	**4.38%**	4.51%	4.53%	**n/a**	n/a	n/a
Crediting interest rate for cash balance and similar plans	**4.40%-4.50%**	1.81%-1.94%	1.93%-2.15%	**n/a**	n/a	n/a
Healthcare cost trend rate(2)				**7.00%**	6.25%	6.25%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)(2)				**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate(2)				**2030**	2026-2027	2026-2027

(1) 2023 and 2021 amounts relate primarily to the Dominion Energy executive nonqualified pension plan. 2022 amounts relate primarily to Dominion Energy's sale of Hope.
(2) Assumptions used to determine net periodic cost for the following year.

The components of AOCI and regulatory assets and liabilities for Dominion Energy's plans that have not been recognized as components of net periodic benefit (credit) cost are as follows:

	Pension Benefits		Other Postretirement Benefits	
At December 31,	**2023**	2022	**2023**	2022
(millions)				
Net actuarial loss (gain)	**$3,018**	$2,714	**$ (35)**	$ 84
Prior service (credit) cost	**5**	3	**(121)**	(157)
Total[(1)]	**$3,023**	$2,717	**$(156)**	$ (73)

(1) As of December 31, 2023, of the $3.0 billion and $(156) million related to pension benefits and other postretirement benefits, $1.8 billion and $(38) million, respectively, are included in AOCI, with the remainder included in regulatory assets and liabilities, except for $173 million presented in assets and liabilities held for sale. As of December 31, 2022, of the $2.7 billion and $(73) million related to pension benefits and other postretirement benefits, $1.7 billion and $14 million, respectively, are included in AOCI, with the remainder included in regulatory assets and liabilities, except for $170 million presented in assets and liabilities held for sale.

The expected long-term rates of return on plan assets, discount rates, healthcare cost trend rates and mortality are critical assumptions in determining net periodic benefit (credit) cost. Dominion Energy develops non-investment related assumptions, which are then compared to the forecasts of an independent investment advisor to ensure reasonableness. An internal committee selects the final assumptions used for Dominion Energy's pension and other postretirement plans including discount rates, expected long-term rates of return, healthcare cost trend rates and mortality rates.

Dominion Energy determines the expected long-term rates of return on plan assets for its pension plans and other postretirement benefit plans by using a combination of:

- Expected inflation and risk-free interest rate assumptions;
- Historical return analysis to determine long term historic returns as well as historic risk premiums for various asset classes;
- Expected future risk premiums, asset classes' volatilities and correlations;
- Forward-looking return expectations derived from the yield on long-term bonds and the expected long-term returns of major capital market assumptions; and
- Investment allocation of plan assets.

Dominion Energy determines discount rates from analyses of AA/ Aa rated bonds with cash flows matching the expected payments to be made under its plans.

Mortality rates are developed from actual and projected plan experience for postretirement benefit plans. Dominion Energy's actuary conducts an experience study periodically as part of the process to select its best estimate of mortality. Dominion Energy considers both standard mortality tables and improvement factors as well as the plans' actual experience when selecting a best estimate.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for Dominion Energy's retiree healthcare plans. Dominion Energy establishes the healthcare cost trend rate assumption based on analyses of various factors including the specific provisions of its medical plans, actual cost trends experienced and projected and demographics of plan participants.

Virginia Power—Participation in Defined Benefit Plans

Virginia Power employees are covered by the Dominion Energy Pension Plan described above. As a participating employer, Virginia Power is subject to Dominion Energy's funding policy, which is to contribute annually an amount that is in accordance with ERISA. Virginia Power made no contribution payments to the Dominion Energy Pension Plan during 2023. During 2022 and 2021, Virginia Power made payments to Dominion Energy of $172 million and $151 million, respectively, related to its participation in the Dominion Energy Pension Plan. Virginia Power's net periodic pension cost related to this plan was $34 million, $72 million and $86 million in 2023, 2022 and 2021, respectively. Net periodic benefit (credit) cost is reflected in other operations and maintenance expense in Virginia Power's Consolidated Statements of Income. The funded status of various Dominion Energy subsidiary groups and employee compensation are the basis for determining the share of total pension costs for participating Dominion Energy subsidiaries. See Note 25 for Virginia Power amounts due to/from Dominion Energy related to this plan.

Retiree healthcare and life insurance benefits, for Virginia Power employees are covered by the Dominion Energy Retiree Health and Welfare Plan described above. Virginia Power's net periodic benefit (credit) cost related to this plan was $(60) million, $(81) million and $(72) million in 2023, 2022 and 2021, respectively. Net periodic benefit (credit) cost is reflected in other operations and maintenance expense in Virginia Power's Consolidated Statements of Income. Employee headcount is the basis for determining the share of total other postretirement benefit costs for participating Dominion Energy subsidiaries. See Note 25 for Virginia Power amounts due to/from Dominion Energy related to this plan.

Dominion Energy holds investments in trusts to fund employee benefit payments for the pension and other postretirement benefit plans in which Virginia Power's employees participate. Any investment-related declines in these trusts will result in future increases in the net periodic cost recognized for such employee benefit plans and will be included in the determination of the amount of cash that Virginia Power will provide to Dominion Energy for its share of employee benefit plan contributions.

Virginia Power funds other postretirement benefit costs through VEBAs. During 2023, 2022 and 2021, Virginia Power made no contributions to the VEBAs and does not expect to contribute to the VEBAs in 2024.

Defined Contribution Plans

Dominion Energy also sponsors defined contribution employee savings plans that cover substantially all employees. During 2023, 2022 and 2021, Dominion Energy recognized $85 million, $75 million and $65 million, respectively, as employer matching contributions to these plans, excluding discontinued operations. Virginia Power also participates in these employee savings plans. During 2023, 2022 and 2021, Virginia Power recognized $26 million, $22 million and $20 million, respectively, as employer matching contributions to these plans.

NOTE 23. COMMITMENTS AND CONTINGENCIES

As a result of issues generated in the ordinary course of business, the Companies are involved in legal proceedings before various courts and are periodically subject to governmental examinations (including by regulatory authorities), inquiries and investigations. Certain legal proceedings and governmental examinations involve demands for unspecified amounts of damages, are in an initial procedural phase, involve uncertainty as to the outcome of pending appeals or motions, or involve significant factual issues that need to be resolved, such that it is not possible for the Companies to estimate a range of possible loss. For such matters that the Companies cannot estimate, a statement to this effect is made in the description of the matter. Other matters may have progressed sufficiently through the litigation or investigative processes such that the Companies are able to estimate a range of possible loss. For legal proceedings and governmental examinations that the Companies are able to reasonably estimate a range of possible losses, an estimated range of possible loss is provided, in excess of the accrued liability (if any) for such matters. The Companies maintain various insurance programs, including general liability insurance coverage which provides coverage for personal injury or wrongful death cases. Any accrued liability is recorded on a gross basis with a receivable also recorded for any probable insurance recoveries. Estimated ranges of loss are inclusive of legal fees and net of any anticipated insurance recoveries. Any estimated range is based on currently available information and involves elements of judgment and significant uncertainties. Any estimated range of possible loss may not represent the Companies' maximum possible loss exposure. The circumstances of such legal proceedings and governmental examinations will change from time to time and actual results may vary significantly from the current estimate. For current proceedings not specifically reported below, management does not anticipate that the liabilities, if any, arising from such proceedings would have a material effect on the Companies' financial position, liquidity or results of operations.

Environmental Matters

The Companies are subject to costs resulting from a number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations affect future planning and existing operations. They can result in increased capital, operating and other costs as a result of compliance, remediation, containment and monitoring obligations.

AIR

The CAA, as amended, is a comprehensive program utilizing a broad range of regulatory tools to protect and preserve the nation's air quality. At a minimum, states are required to establish regulatory programs to meet applicable requirements of the CAA. However, states may choose to develop regulatory programs that are more restrictive. Many of the Companies' facilities are subject to the CAA's permitting and other requirements.

Ozone Standards

The EPA published final non-attainment designations for the October 2015 ozone standards in June 2018 with states required to develop plans to address the new standard. Certain states in which the Companies operate have developed plans, and had such plans approved or partially approved by the EPA, which are not

expected to have a material impact on the Companies' results of operations or cash flows. In March 2023, the EPA issued a final rule specifying an interstate federal implementation plan to comply with certain aspects of planning for the 2015 ozone standards which is applicable in August 2023 for certain states, including Virginia. The interstate federal implementation plan imposes tighter NO_X emissions limits during the ozone season and includes provisions for the use of allowances to cover such emissions. Until implementation plans for the 2015 ozone standards are fully developed and approved for all states in which the Companies operate, the Companies are unable to predict whether or to what extent the new rules will ultimately require additional controls. The expenditures required to implement additional controls could have a material impact on the Companies' results of operations, financial condition and/or cash flows.

ACE Rule

In July 2019, the EPA published the final rule informally referred to as the ACE Rule, as a replacement for the Clean Power Plan. The ACE Rule regulated GHG emissions from existing coal-fired power plants pursuant to Section 111(d) of the CAA and required states to develop plans by July 2022 establishing unit-specific performance standards for existing coal-fired power plants. In January 2021, the U.S. Court of Appeals for the D.C. Circuit vacated the ACE Rule and remanded it to the EPA. This decision would take effect upon issuance of the court's mandate. In March 2021, the court issued a partial mandate vacating and remanding all parts of the ACE Rule except for the portion of the ACE Rule that repealed the Clean Power Plan. In October 2021, the U.S. Supreme Court agreed to hear a challenge of the U.S. Court of Appeals for the D.C. Circuit's decision on the ACE Rule. In June 2022, the U.S. Supreme Court reversed the D.C. Circuit's decision on the ACE Rule and remanded the case back to the D.C. Circuit. In May 2023, the EPA proposed to repeal the ACE Rule as part of a package of proposed rules addressing CO_2 emissions from new and existing fossil fuel-fired electric generating units. Until the EPA takes final action on this proposed rulemaking, the Companies cannot predict an impact to its operations, financial condition and/or cash flows.

Carbon Regulations

In August 2016, the EPA issued a draft rule proposing to reaffirm that a source's obligation to obtain a PSD or Title V permit for GHGs is triggered only if such permitting requirements are first triggered by non-GHG, or conventional, pollutants that are regulated by the New Source Review program, and exceed a significant emissions rate of 75,000 tons per year of CO_2 equivalent emissions. Until the EPA ultimately takes final action on this rulemaking, the Companies cannot predict the impact to their results of operations, financial condition and/or cash flows.

In December 2018, the EPA proposed revised Standards of Performance for Greenhouse Gas Emissions from New, Modified, and Reconstructed Stationary Sources. The proposed rule would amend the previous determination that the best system of emission reduction for newly constructed coal-fired steam generating units is no longer partial carbon capture and storage. Instead, the proposed revised best system of emission reduction for this source category is the most efficient demonstrated steam cycle (e.g., supercritical steam conditions for large units and subcritical steam conditions for small units) in combination with best operating practices. The proposed revision to the performance standards for coal-fired steam generating units remains pending. Until the EPA ultimately takes final action on this rulemaking, the Companies cannot predict the impact to their results of operations, financial condition and/or cash flows.

WATER

The CWA, as amended, is a comprehensive program requiring a broad range of regulatory tools including a permit program to authorize and regulate discharges to surface waters with strong enforcement mechanisms. The Companies must comply with applicable aspects of the CWA programs at their operating facilities.

Regulation 316(b)

In October 2014, the final regulations under Section 316(b) of the CWA that govern existing facilities and new units at existing facilities that employ a cooling water intake structure and that have flow levels exceeding a minimum threshold became effective. The rule establishes a national standard for impingement based on seven compliance options, but forgoes the creation of a single technology standard for entrainment. Instead, the EPA has delegated entrainment technology decisions to state regulators. State regulators are to make case-by-case entrainment technology determinations after an examination of five mandatory facility-specific factors, including a social cost-benefit test, and six optional facility-specific factors. The rule governs all electric generating stations with water withdrawals above two MGD, with a heightened entrainment analysis for those facilities over 125 MGD. Dominion Energy and Virginia Power currently have 15 and nine facilities, respectively, that are subject to the final regulations. Dominion Energy is also working with the EPA and state regulatory agencies to assess the applicability of Section 316(b) to eight hydroelectric facilities, including three Virginia Power facilities. The Companies anticipate that they may have to install impingement control technologies at certain of these stations that have once-through cooling systems. The Companies are currently evaluating the need or potential for entrainment controls under the final rule as these decisions will be made on a case-by-case basis after a thorough review of detailed biological, technological, and cost benefit studies. DESC is conducting studies and implementing plans as required by the rule to determine appropriate intake structure modifications at certain facilities to ensure compliance with this rule. While the impacts of this rule could be material to the Companies' results of operations, financial condition and/or cash flows, the existing regulatory frameworks in South Carolina and Virginia provide rate recovery mechanisms that could substantially mitigate any such impacts for the regulated electric utilities.

Effluent Limitations Guidelines

In September 2015, the EPA released a final rule to revise the Effluent Limitations Guidelines for the Steam Electric Power Generating Category. The final rule established updated standards for wastewater discharges that apply primarily at coal and oil steam generating stations. Affected facilities are required to convert from wet to dry or closed cycle coal ash management, improve existing wastewater treatment systems and/or install new wastewater treatment technologies in order to meet the new discharge limits. In April 2017, the EPA granted two separate petitions for reconsideration of the Effluent Limitations Guidelines final rule and stayed future compliance dates in the rule. Also in April 2017, the U.S. Court of Appeals for the Fifth Circuit granted the EPA's request for a stay of the pending consolidated litigation challenging the rule while the EPA addresses the petitions for reconsideration. In September 2017, the EPA signed a rule to postpone the earliest compliance dates for certain waste streams regulations in the Effluent Limitations Guidelines final rule from November 2018 to November 2020; however, the latest date for compliance for these regulations was December 2023. In October 2020, the EPA released the final rule that extends the latest dates for compliance. Individual facilities' compliance dates will vary based on circumstances and the determination by state regulators and may range from 2021 to 2028. While the impacts of this rule could be material to the Companies' results of operations, financial condition and/or cash flows, the existing regulatory frameworks in South Carolina and Virginia provide rate recovery mechanisms that could substantially mitigate any such impacts for the regulated electric utilities.

WASTE MANAGEMENT AND REMEDIATION

The operations of the Companies are subject to a variety of state and federal laws and regulations governing the management and disposal of solid and hazardous waste, and release of hazardous substances associated with current and/or historical operations. The CERCLA, as amended, and similar state laws, may impose joint, several and strict liability for cleanup on potentially responsible parties who owned, operated or arranged for disposal at facilities affected by a release of hazardous substances. In addition, many states have created programs to incentivize voluntary remediation of sites where historical releases of hazardous substances are identified and property owners or responsible parties decide to initiate cleanups.

From time to time, the Companies may be identified as a potentially responsible party in connection with the alleged release of hazardous substances or wastes at a site. Under applicable federal and state laws, the Companies could be responsible for costs associated with the investigation or remediation of impacted sites, or subject to contribution claims by other responsible parties for their costs incurred at such sites. The Companies also may identify, evaluate and remediate other potentially impacted sites under voluntary state programs. Remediation costs may be subject to reimbursement under the Companies' insurance policies, rate recovery mechanisms, or both. Except as described below, the Companies do not believe these matters will have a material effect on results of operations, financial condition and/or cash flows.

Dominion Energy has determined that it is associated with former manufactured gas plant sites, including certain sites associated with Virginia Power. At 14 sites associated with Dominion Energy, remediation work has been substantially completed under federal or state oversight. Where required, the sites are following state-approved groundwater monitoring programs. Dominion Energy commenced remediation activities at one site in the second quarter of 2022 and completed the majority of remediation activities at this site in the fourth quarter of 2023. In addition, Dominion Energy has proposed remediation plans for one site at Virginia Power and expects to commence remediation activities in

2024 depending on receipt of final permits and approvals. At December 31, 2023 and 2022, Dominion Energy had $32 million and $47 million, respectively, of reserves recorded. At both December 31, 2023 and 2022, Virginia Power had $25 million of reserves recorded. Dominion Energy is associated with 12 additional sites, including two associated with Virginia Power, which are not under investigation by any state or federal environmental agency nor the subject of any current or proposed plans to perform remediation activities. Due to the uncertainty surrounding such sites, the Companies are unable to make an estimate of the potential financial statement impacts.

Other Legal Matters

The Companies are defendants in a number of lawsuits and claims involving unrelated incidents of property damage and personal injury. Due to the uncertainty surrounding these matters, the Companies are unable to make an estimate of the potential financial statement impacts; however, they could have a material impact on results of operations, financial condition and/or cash flows.

SCANA LEGAL PROCEEDINGS

The following describes certain legal proceedings involving Dominion Energy, SCANA or DESC relating primarily to events occurring before closing of the SCANA Combination. No reference to, or disclosure of, any proceeding, item or matter described below shall be construed as an admission or indication that such proceeding, item or matter is material. For certain of these matters, and unless otherwise noted therein, Dominion Energy is unable to estimate a reasonable range of possible loss and the related financial statement impacts, but for any such matter there could be a material impact to its results of operations, financial condition and/or cash flows. For the matters for which Dominion Energy is able to reasonably estimate a probable loss, Dominion Energy's Consolidated Balance Sheets at December 31, 2022 include reserves of $94 million, included in other current liabilities and insurance receivables of $68 million, included within other receivables. The balance at December 31, 2022 includes $68 million of offsetting reserves and insurance receivables related to personal injury or wrongful death cases which were pending. Dominion Energy's Consolidated Balance Sheets at December 31, 2023 included an inconsequential amount of reserves primarily related to personal injury or wrongful death cases. During the years ended December 31, 2023 and 2022, charges included in Dominion Energy's Consolidated Statements of Income were inconsequential. Dominion Energy's Consolidated Statements of Income for the year ended December 31, 2021 includes charges of $100 million ($75 million after-tax) within impairment of assets and other charges (reflected in the Corporate and Other segment).

Governmental Proceedings and Investigations

In June 2018, DESC received a notice of proposed assessment of approximately $410 million, excluding interest, from the SCDOR following its audit of DESC's sales and use tax returns for the periods September 1, 2008 through December 31, 2017. The proposed assessment, which includes 100% of the NND Project, is based on the SCDOR's position that DESC's sales and use tax exemption for the NND Project does not apply because

the facility will not become operational. In December 2020, the parties reached an agreement in principle in the amount of $165 million to resolve this matter. In June 2021, the parties executed a settlement agreement which allows DESC to fund the settlement amount through a combination of cash, shares of Dominion Energy common stock or real estate with an initial payment of at least $43 million in shares of Dominion Energy common stock. In August 2021, Dominion Energy issued 0.6 million shares of its common stock to satisfy DESC's obligation for the initial payment under the settlement agreement. In May 2022, Dominion Energy issued an additional 0.9 million shares of its common stock to partially satisfy DESC's remaining obligation under the settlement agreement. In June 2022, DESC requested approval from the South Carolina Commission to transfer certain real estate with a total settlement value of $51 million to satisfy its remaining obligation under the settlement agreement. In July 2022, the South Carolina Commission voted to approve the request and issued its final order in August 2022. In September 2022, DESC transferred certain non-utility property with a fair value of $28 million to the SCDOR under the settlement agreement, resulting in a gain of $18 million ($14 million after-tax) recorded in losses (gains) on sales of assets (reflected in Dominion Energy South Carolina) in Dominion Energy's Consolidated Statements of Income for the year ended December 31, 2022. In December 2022, DESC transferred additional utility property with a fair value of $3 million to the SCDOR, resulting in an inconsequential gain. In October 2022, DESC filed for approval to transfer the remaining real estate with FERC which was received in November 2022. In March 2023, DESC transferred utility property with a fair value of $10 million to the SCDOR resulting in a gain of $9 million ($7 million after-tax), recorded in losses (gains) on sales of assets (reflected in the Corporate and Other segment) in Dominion Energy's Consolidated Statements of Income for the year ended December 31, 2023. In June 2023, DESC transferred the remaining utility property with a fair value of $11 million to the SCDOR resulting in a gain of $11 million ($8 million after-tax), recorded in losses (gains) on sales of assets (reflected in the Corporate and Other segment) in Dominion Energy's Consolidated Statements of Income for the year ended December 31, 2023. In July 2023, DESC made a less than $1 million cash payment to the SCDOR to fully satisfy its remaining obligation, including applicable interest, under the settlement agreement.

Matters Fully Resolved Prior to 2023 Impacting the Consolidated Financial Statements

SCANA Shareholder Litigation

In September 2017, a shareholder derivative action was filed against certain former executive officers and directors of SCANA in the State Court of Common Pleas in Richland County, South Carolina (the State Court Derivative Case). In September 2018, this action was consolidated with another action in the Business Court Pilot Program in Richland County. The plaintiffs allege, among other things, that the defendants breached their fiduciary duties to shareholders by their gross mismanagement of the NND Project, and that the defendants were unjustly enriched by bonuses they were paid in connection with the project. In January 2019, the defendants filed a motion to dismiss the consolidated action. In February 2019, one action was voluntarily dismissed.

In March 2020, the court denied the defendants' motion to dismiss. In April 2020, the defendants filed a notice of appeal with the South Carolina Court of Appeals and a petition with the Supreme Court of South Carolina seeking appellate review of the denial of the motion to dismiss. In June 2020, the plaintiffs filed a motion to dismiss the appeal with the South Carolina Court of Appeals, which was granted in July 2020. In August 2020, the Supreme Court of South Carolina denied the defendants' petition seeking appellate review. Also in August 2020, the defendants filed a petition for rehearing with the South Carolina Court of Appeals relating to the July 2020 ruling by the court, which was denied in October 2020. In November 2020, SCANA filed a petition of certiorari with the Supreme Court of South Carolina seeking appellate review of the denial of SCANA's motion to dismiss. This petition was denied in June 2021. Also in June 2021, the parties reached an agreement in principle in the amount of $33 million to resolve this matter, subject to court approval. This settlement was reached in contemplation of and to be utilized to satisfy a portion of the Federal Court Merger Case and the State Court Merger Case discussed below. In November 2021, the parties executed a settlement agreement and filed with the State Court of Common Pleas in Richland County, South Carolina for approval. In June 2022, the State Court of Common Pleas in Richland County, South Carolina issued final approval of the settlement agreement with the funds utilized to satisfy a portion of the State Court Merger Case as discussed below.

In January 2018, a purported class action was filed against SCANA, Dominion Energy and certain former executive officers and directors of SCANA in the State Court of Common Pleas in Lexington County, South Carolina (the City of Warren Lawsuit). The plaintiff alleges, among other things, that defendants violated their fiduciary duties to shareholders by executing a merger agreement that would unfairly deprive plaintiffs of the true value of their SCANA stock, and that Dominion Energy aided and abetted these actions. Among other remedies, the plaintiff seeks to enjoin and/or rescind the merger.

In February 2018, a purported class action was filed against Dominion Energy and certain former directors of SCANA and DESC in the State Court of Common Pleas in Richland County, South Carolina (the Metzler Lawsuit). The allegations made and the relief sought by the plaintiffs are substantially similar to that described for the City of Warren Lawsuit.

In September 2019, the U.S. District Court for the District of South Carolina granted the plaintiffs' motion to consolidate the City of Warren Lawsuit and the Metzler Lawsuit (the Federal Court Merger Case). In October 2019, the plaintiffs filed an amended complaint against certain former directors and executive officers of SCANA and DESC, which stated substantially similar allegations to those in the City of Warren Lawsuit and the Metzler Lawsuit as well as an inseparable fraud claim. In November 2019, the defendants filed a motion to dismiss. In April 2020, the U.S. District Court for the District of South Carolina denied the motion to dismiss. In May 2020, SCANA filed a motion to intervene, which was denied in August 2020. In September 2020, SCANA filed a notice of appeal with the U.S. Court of Appeals for the Fourth Circuit. In June 2021, the parties reached an agreement in principle in the amount of $63 million to resolve this matter as well as the State Court Merger Case described below, subject to court approval. This settlement was reached in

contemplation of and to be partially satisfied by the State Court Derivative Case settlement described above. In November 2021, the parties executed a settlement agreement, as described above relating to this matter as well as the State Court Derivative Case and the State Court Merger Case, and filed with the State Court of Common Pleas in Richland County, South Carolina for approval. In June 2022, this case was dismissed in connection with the final approval by the State Court of Common Pleas in Richland County, South Carolina of the settlement agreement.

In May 2019, a case was filed against certain former executive officers and directors of SCANA in the State Court of Common Pleas in Richland County, South Carolina (the State Court Merger Case). The plaintiff alleges, among other things, that the defendants breached their fiduciary duties to shareholders by their gross mismanagement of the NND Project, were unjustly enriched by the bonuses they were paid in connection with the project and breached their fiduciary duties to secure and obtain the best price for the sale of SCANA. Also in May 2019, the case was removed to the U.S. District Court of South Carolina by the non-South Carolina defendants. In June 2019, the plaintiffs filed a motion to remand the case to state court. In January 2020, the case was remanded to state court. In February 2020, the defendants filed a motion to dismiss. In June 2021, the parties reached an agreement in principle as described above relating to this matter as well as the Federal Court Merger Case and the State Court Derivative Case. In November 2021, the parties executed a settlement agreement, as described above relating to this matter as well as the State Court Derivative Case and the Federal Court Merger Case, and filed with the State Court of Common Pleas in Richland County, South Carolina for approval. In June 2022, the State Court of Common Pleas in Richland County, South Carolina issued final approval of the settlement agreement. Also in June 2022, Dominion Energy utilized the $33 million of insurance proceeds from the State Court Derivative Case settlement, the issuance of 0.4 million shares of its common stock and the payment of $2 million in cash to satisfy its obligations under the settlement agreement.

FILOT Litigation and Related Matters

In November 2017, Fairfield County filed a complaint and a motion for temporary injunction against DESC in the State Court of Common Pleas in Fairfield County, South Carolina, making allegations of breach of contract, fraud, negligent misrepresentation, breach of fiduciary duty, breach of implied duty of good faith and fair dealing and unfair trade practices related to DESC's termination of the FILOT agreement between DESC and Fairfield County related to the NND Project. The plaintiff sought a temporary and permanent injunction to prevent DESC from terminating the FILOT agreement. The plaintiff withdrew the motion for temporary injunction in December 2017. In July 2021, the parties executed a settlement agreement requiring DESC to pay $99 million, which could be satisfied in either cash or shares of Dominion Energy common stock. Also in July 2021, the State Court of Common Pleas in Fairfield County, South Carolina approved the settlement. In July 2021, Dominion Energy issued 1.4 million shares of Dominion Energy common stock to satisfy DESC's obligation under the settlement agreement.

Nuclear Operations

NUCLEAR DECOMMISSIONING – MINIMUM FINANCIAL ASSURANCE

The NRC requires nuclear power plant owners to annually update minimum financial assurance amounts for the future decommissioning of their nuclear facilities. Decommissioning involves the decontamination and removal of radioactive contaminants from a nuclear power station once operations have ceased, in accordance with standards established by the NRC. The 2023 calculation for the NRC minimum financial assurance amount, aggregated for Dominion Energy and Virginia Power's nuclear units, excluding joint owners' assurance amounts and Millstone Unit 1, as this unit is in a decommissioning state, was $3.6 billion and $2.1 billion, respectively, and has been satisfied by a combination of the funds being collected and deposited in the nuclear decommissioning trusts and the real annual rate of return growth of the funds allowed by the NRC. The 2023 NRC minimum financial assurance amounts above were calculated using preliminary December 31, 2023 U.S. Bureau of Labor Statistics indices. Dominion Energy believes that decommissioning funds and their expected earnings will be sufficient to cover expected decommissioning costs for the Millstone units. In addition, Dominion Energy believes that the decommissioning funds and their expected earnings will be sufficient to cover expected decommissioning costs for the Summer unit, particularly when combined with future ratepayer collections and contributions. The Companies believe the decommissioning funds and their expected earnings for the Surry and North Anna units will be sufficient to cover decommissioning costs, particularly when combined with future ratepayer collections and contributions to these decommissioning trusts, if such future collections and contributions are required. This reflects a positive long-term outlook for trust fund investment returns as the decommissioning of the units will not be complete for decades. The Companies will continue to monitor these trusts to ensure they meet the NRC minimum financial assurance requirement, which may include, if needed, the use of parent company guarantees, surety bonding or other financial instruments recognized by the NRC. See Note 9 for additional information on nuclear decommissioning trust investments.

NUCLEAR INSURANCE

The Price-Anderson Amendments Act of 1988 provides the public up to $16.2 billion of liability protection on a per site, per nuclear incident basis, via obligations required of owners of nuclear power plants, and allows for an inflationary provision adjustment every five years. During the fourth quarter of 2023, the total liability protection per nuclear incident available to all participants in the Secondary Financial Protection Program increased from $13.7 billion to $16.2 billion. This increase does not impact Dominion Energy's responsibility per active unit under the Price-Anderson Amendments Act of 1988. The Companies have purchased $450 million of coverage from commercial insurance pools for Millstone, Summer, Surry and North Anna with the remainder provided through the mandatory industry retrospective rating plan. In the event of a nuclear incident at any licensed nuclear reactor in the U.S., the Companies could be assessed up to $166 million for each of their licensed reactors not to exceed $25 million per year per reactor.

There is no limit to the number of incidents for which this retrospective premium can be assessed. The current levels of nuclear property insurance coverage for Millstone, Summer, Surry and North Anna are all $1.06 billion.

The Companies' nuclear property insurance coverage for Millstone, Summer, Surry and North Anna meets or exceeds the NRC minimum requirement for nuclear power plant licensees of $1.06 billion per reactor site. This includes coverage for premature decommissioning and functional total loss. The NRC requires that the proceeds from this insurance be used first, to return the reactor to and maintain it in a safe and stable condition and second, to decontaminate the reactor and station site in accordance with a plan approved by the NRC. Nuclear property insurance is provided by NEIL, a mutual insurance company, and is subject to retrospective premium assessments in any policy year in which losses exceed the funds available to the insurance company. Dominion Energy and Virginia Power's maximum retrospective premium assessment for the current policy period is $67 million and $33 million, respectively. Based on the severity of the incident, the Board of Directors of the nuclear insurer has the discretion to lower or eliminate the maximum retrospective premium assessment. The Companies have the financial responsibility for any losses that exceed the limits or for which insurance proceeds are not available because they must first be used for stabilization and decontamination. Additionally, DESC maintains an excess property insurance policy with the European Mutual Association for Nuclear Insurance. The policy provides coverage to Summer for property damage and outage costs up to $1 million resulting from an event of a non-nuclear origin. The European Mutual Association for Nuclear Insurance policy permits retrospective assessments under certain conditions to cover insurer's losses. Based on the current annual premium, DESC's share of the retrospective premium assessment would not exceed an inconsequential amount.

Millstone, Virginia Power and Summer also purchase accidental outage insurance from NEIL to mitigate certain expenses, including replacement power costs, associated with the prolonged outage of a nuclear unit due to direct physical damage. Under this program, the Companies are subject to a retrospective premium assessment for any policy year in which losses exceed funds available to NEIL. Dominion Energy and Virginia Power's maximum retrospective premium assessment for the current policy period is $33 million and $9 million, respectively.

ODEC, a part owner of North Anna, Santee Cooper, a part owner of Summer and Massachusetts Municipal and Green Mountain, part owners of Millstone's Unit 3, are responsible to the Companies for their share of the nuclear decommissioning obligation and insurance premiums on applicable units, including any retrospective premium assessments and any losses not covered by insurance.

SPENT NUCLEAR FUEL

The Companies entered into contracts with the DOE for the disposal of spent nuclear fuel under provisions of the Nuclear Waste Policy Act of 1982. The DOE failed to begin accepting the spent fuel on January 31, 1998, the date provided by the Nuclear Waste Policy Act and by the Companies' contracts with the DOE. The Companies have previously received damages award payments and settlement payments related to these contracts.

By mutual agreement of the parties, the settlement agreements are extendable to provide for resolution of damages incurred after 2013. The settlement agreements for the Surry, North Anna and Millstone nuclear power stations have been extended and provided for periodic payments for damages incurred through December 31, 2025 and future additional extensions are contemplated by the settlement agreements. A similar agreement for Summer extends until the DOE has accepted the same amount of spent fuel from the facility as if it has fully performed its contractual obligations.

In 2023, Virginia Power received payments of $22 million for resolution of claims incurred at North Anna and Surry for the period of January 1, 2021 through December 31, 2021. In addition, Dominion Energy received payments of $8 million for resolution of claims incurred at Millstone for the period of July 1, 2021 through June 30, 2022 and $6 million for resolution of its share of claims incurred at Summer for the period of January 1, 2022 through December 31, 2022.

In 2022, Virginia Power received payments of $17 million for resolution of claims incurred at North Anna and Surry for the period of January 1, 2020 through December 31, 2020. In addition, Dominion Energy received payments of $7 million for resolution of claims incurred at Millstone for the period of July 1, 2020 through June 30, 2021 and $1 million for resolution of its share of claims incurred at Summer for the period of January 1, 2021 through December 31, 2021.

In 2021, Virginia Power received payments of $25 million for resolution of claims incurred at North Anna and Surry for the period of January 1, 2019 through December 31, 2019. In addition, Dominion Energy received payments of $9 million for resolution of claims incurred at Millstone for the period of July 1, 2019 through June 30, 2020 and $1 million for resolution of its share of claims incurred at Summer for the period of January 1, 2020 through December 31, 2020.

The Companies continue to recognize receivables for certain spent nuclear fuel-related costs that they believe are probable of recovery from the DOE. Dominion Energy's receivables for spent nuclear fuel-related costs totaled $62 million and $56 million at December 31, 2023 and 2022, respectively. Virginia Power's receivables for spent nuclear fuel-related costs totaled $43 million and $37 million at December 31, 2023 and 2022, respectively.

The Companies will continue to manage their spent fuel until it is accepted by the DOE.

Long-Term Purchase Agreements

At December 31, 2023, Dominion Energy had the following long-term commitments that are noncancelable or are cancelable only under certain conditions, and that a third party has used to secure financing for the facility that will provide the contracted goods or services:

	2024	2025	2026	2027	2028	Thereafter	Total
(millions)							
Purchased electric capacity[1]	$62	$62	$64	$64	$64	$412	$728

(1) Commitments represent estimated amounts payable for energy under power purchase contracts with qualifying facilities which expire at various dates through 2040. Energy payments are generally based on fixed dollar amounts per month and totaled $58 million and $61 million for the years ended December 31, 2023 and 2022, respectively.

Guarantees, Surety Bonds and Letters of Credit

At December 31, 2023, Dominion Energy had issued four guarantees related to Cove Point, previously an equity method investment, in support of terminal services, transportation and construction. Two of the Cove Point guarantees have a cumulative maximum exposure of $1.9 billion while the other two guarantees have no maximum limit. No amounts related to these guarantees have been recorded.

In addition, at December 31, 2023, Dominion Energy had issued an additional $20 million of guarantees, primarily to support third parties. No amounts related to these guarantees have been recorded.

Dominion Energy also enters into guarantee arrangements on behalf of its consolidated subsidiaries, primarily to facilitate their commercial transactions with third parties. If any of these subsidiaries fail to perform or pay under the contracts and the counterparties seek performance or payment, Dominion Energy would be obligated to satisfy such obligation. To the extent that a liability subject to a guarantee has been incurred by one of Dominion Energy's consolidated subsidiaries, that liability is included in the Consolidated Financial Statements. Dominion Energy is not required to recognize liabilities for guarantees issued on behalf of its subsidiaries unless it becomes probable that it will have to perform under the guarantees. Terms of the guarantees typically end once obligations have been paid. Dominion Energy currently believes it is unlikely that it would be required to perform or otherwise incur any losses associated with guarantees of its subsidiaries' obligations.

At December 31, 2023, Dominion Energy had issued the following subsidiary guarantees:

	Maximum Exposure
(millions)	
Commodity transactions[1]	$2,854
Nuclear obligations[2]	244
Solar[3]	215
Other[4]	1,193
Total[5][6]	$4,506

(1) Guarantees related to commodity commitments of certain subsidiaries. These guarantees were provided to counterparties in order to facilitate physical and financial transaction related commodities and services.
(2) Guarantees primarily related to certain DGI subsidiaries regarding all aspects of running a nuclear facility.
(3) Includes guarantees to facilitate the development of solar projects.
(4) Guarantees related to other miscellaneous contractual obligations such as leases, environmental obligations, construction projects and insurance programs. Also includes guarantees entered into by Dominion Energy RNG Holdings, II, Inc. on behalf of a subsidiary to facilitate construction of renewable natural gas facilities. Due to the uncertainty of workers' compensation claims, the parental guarantee has no stated limit.
(5) Excludes Dominion Energy's guarantee of an offshore wind installation vessel discussed in Note 15.
(6) In July 2016, Dominion Energy signed an agreement with a lessor to construct and lease a new corporate office property in Richmond, Virginia. The lessor provided equity and obtained financing commitments from debt investors, totaling $365 million, which funded total project costs. The project became substantially complete in August 2019 at which point the facility was available for Dominion Energy's use and the five-year lease term commenced. At the end of the initial lease term, Dominion Energy can (i) extend the term of the lease for an additional five years, subject to the approval of the participants, at current market terms, (ii) purchase the property for an amount equal to the project costs or, (iii) subject to certain terms and conditions, sell the property on behalf of the lessor to a third party using commercially reasonable efforts to obtain the highest cash purchase price for the property. If the project is

Combined Notes to Consolidated Financial Statements, Continued

sold and the proceeds from the sale are insufficient to repay the investors for the project costs, Dominion Energy may be required to make a payment to the lessor, up to 87% of project costs, for the difference between the project costs and sale proceeds. In December 2023, the agreement was amended to permit more than one renewal term and reduce the required term for a renewal from five years to at least one year. At December 31, 2023, no amounts have been recorded related to this guarantee.

Additionally, at December 31, 2023, Dominion Energy had purchased $317 million of surety bonds, including $213 million at Virginia Power and $38 million related to entities held for sale, and authorized the issuance of letters of credit by financial institutions of $16 million to facilitate commercial transactions by its subsidiaries with third parties. Under the terms of surety bonds, the Companies are obligated to indemnify the respective surety bond company for any amounts paid.

Indemnifications

As part of commercial contract negotiations in the normal course of business, the Companies may sometimes agree to make payments to compensate or indemnify other parties for possible future unfavorable financial consequences resulting from specified events. The specified events may involve an adverse judgment in a lawsuit or the imposition of additional taxes due to a change in tax law or interpretation of the tax law. The Companies are unable to develop an estimate of the maximum potential amount of any other future payments under these contracts because events that would obligate them have not yet occurred or, if any such event has occurred, they have not been notified of its occurrence. However, at December 31, 2023, the Companies believe any other future payments, if any, that could ultimately become payable under these contract provisions, would not have a material impact on their results of operations, cash flows or financial position.

Charitable Commitments

In 2020, Dominion Energy made unconditional promises to several charitable organizations, including to support its commitment to diversity and social justice through scholarship programs and donations to historically black colleges and universities. As a result, Dominion Energy recorded charges totaling $80 million in other income in its Consolidated Statements of Income for the year ended December 31, 2020. These commitments are to be funded at various intervals through 2028. Dominion Energy's Consolidated Balance Sheets include $8 million and $32 million in other deferred credits and other liabilities at December 31, 2023 and 2022, respectively and $6 million and $11 million in other current liabilities at December 31, 2023 and 2022, respectively.

NOTE 24. CREDIT RISK

DOMINION ENERGY

As a diversified energy company, Dominion Energy transacts primarily with major companies in the energy industry and with commercial and residential energy consumers. These transactions principally occur in the Northeast, mid-Atlantic, Midwest and Rocky Mountain and Southeast regions of the U.S. Dominion Energy does not believe that this geographic concentration contributes significantly to its overall exposure to credit risk. In addition, as a result of its large and diverse customer base, Dominion

Energy is not exposed to a significant concentration of credit risk for receivables arising from electric and gas utility operations.

Dominion Energy's exposure to credit risk is concentrated primarily within its energy marketing and price risk management activities, as Dominion Energy transacts with a smaller, less diverse group of counterparties and transactions may involve large notional volumes and potentially volatile commodity prices. Energy marketing and price risk management activities include marketing of nonregulated generation output, structured transactions and the use of financial contracts for enterprise-wide hedging purposes. Gross credit exposure for each counterparty is calculated as outstanding receivables plus any unrealized on- or off-balance sheet exposure, taking into account contractual netting rights. Gross credit exposure is calculated prior to the application of any collateral. At December 31, 2023, Dominion Energy's credit exposure totaled $340 million. Of this amount, investment grade counterparties, including those internally rated, represented 89%, and no single counterparty, whether investment grade or non-investment grade, exceeded $80 million of exposure.

VIRGINIA POWER

Virginia Power sells electricity and provides distribution and transmission services to customers in Virginia and northeastern North Carolina. Management believes that this geographic concentration risk is mitigated by the diversity of Virginia Power's customer base, which includes residential, commercial and industrial customers, as well as rural electric cooperatives and municipalities. Credit risk associated with trade accounts receivable from energy consumers is limited due to the large number of customers. Virginia Power's exposure to potential concentrations of credit risk results primarily from sales to wholesale customers. Virginia Power's gross credit exposure for each counterparty is calculated as outstanding receivables plus any unrealized on- or off-balance sheet exposure, taking into account contractual netting rights. Gross credit exposure is calculated prior to the application of collateral. At December 31, 2023, Virginia Power's credit exposure totaled $129 million. Of this amount, investment grade counterparties, including those internally rated, represented 83%, and no single counterparty exceeded $22 million of exposure.

Credit-Related Contingent Provisions

Certain of Dominion Energy and Virginia Power's derivative instruments contain credit-related contingent provisions. These provisions require Dominion Energy and Virginia Power to provide collateral upon the occurrence of specific events, primarily a credit rating downgrade. If the credit-related contingent features underlying these instruments that are in a liability position and not fully collateralized with cash were fully triggered, Dominion Energy and Virginia Power would have been required to post additional collateral to its counterparties of $28 million and $14 million, respectively, as of December 31, 2023, and $140 million and $28 million, respectively, as of December 31, 2022. The collateral that would be required to be posted includes the impacts of any offsetting asset positions and any amounts already posted for derivatives, non-derivative contracts and derivatives elected under the normal purchases and normal sales exception, per contractual terms. Dominion Energy and Virginia Power had both posted collateral of $72 million at December 31, 2022, related to derivatives with credit-related contingent provisions that are in a liability position and not fully collateralized with cash. No such amounts were posted at December 31, 2023. In addition, Dominion Energy and Virginia Power had both posted letters of credit as collateral with counterparties covering less than $1 million and $20 million of fair value of derivative instruments in a liability position at December 31, 2023 and 2022, respectively. The aggregate fair value of all derivative instruments with credit-related contingent provisions that are in a liability position and not fully collateralized with cash for Dominion Energy and Virginia Power was $28 million and $14 million, respectively, as of December 31, 2023 and $212 million and $99 million, respectively, as of December 31, 2022, which does not include the impact of any offsetting asset positions.

See Note 7 for further information about derivative instruments.

NOTE 25. RELATED-PARTY TRANSACTIONS

Dominion Energy's transactions with equity method investments are described in Note 9. Virginia Power engages in related party transactions primarily with other Dominion Energy subsidiaries (affiliates). Virginia Power's receivable and payable balances with affiliates are settled based on contractual terms or on a monthly basis, depending on the nature of the underlying transactions. Virginia Power is included in Dominion Energy's consolidated federal income tax return and, where applicable, combined income tax returns for Dominion Energy are filed in various states. See Note 2 for further information. A discussion of Virginia Power's significant related party transactions follows.

Virginia Power transacts with affiliates for certain quantities of natural gas and other commodities in the ordinary course of business. Virginia Power also enters into certain commodity derivative contracts with affiliates. Virginia Power uses these contracts, which are principally comprised of forward commodity purchases, to manage commodity price risks associated with purchases of natural gas. See Notes 7 and 20 for additional information. At December 31, 2023, Virginia Power's derivative assets and liabilities with affiliates were $1 million and $79 million, respectively. At December 31, 2022, Virginia Power's derivative assets and liabilities with affiliates were $33 million and $31 million, respectively.

Virginia Power participates in certain Dominion Energy benefit plans as described in Note 22. At December 31, 2023 and 2022, Virginia Power's amounts due to Dominion Energy associated with the Dominion Energy Pension Plan and reflected in noncurrent pension and other postretirement benefit liabilities in the Consolidated Balance Sheets were $456 million and $422 million, respectively. At December 31, 2023 and 2022, Virginia Power's amounts due from Dominion Energy associated with the Dominion Energy Retiree Health and Welfare Plan and reflected in noncurrent pension and other postretirement benefit assets in the Consolidated Balance Sheets were $584 million and $518 million, respectively.

DES and other affiliates provide accounting, legal, finance and certain administrative and technical services to Virginia Power. In addition, Virginia Power provides certain services to affiliates, including charges for facilities and equipment usage.

The financial statements for all years presented include costs for certain general, administrative and corporate expenses assigned by DES to Virginia Power on the basis of direct and allocated methods in accordance with Virginia Power's services agreements with DES. Where costs incurred cannot be determined by specific identification, the costs are allocated based on the proportional level of effort devoted by DES resources that is attributable to the entity, determined by reference to number of employees, salaries and wages and other similar measures for the relevant DES service. Management believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses are reasonable.

Presented below are Virginia Power's significant transactions with DES and other affiliates:

Year Ended December 31,	2023	2022	2021
(millions)			
Commodity purchases from affiliates	**$582**	$1,423	$742
Services provided by affiliates[1]	**605**	519	494
Services provided to affiliates	**20**	18	18

(1) Includes capitalized expenditures of $210 million, $177 million and $161 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Virginia Power has borrowed funds from Dominion Energy under short-term borrowing arrangements. In November 2022, Virginia Power amended its intercompany credit facility with Dominion Energy to increase the maximum capacity to $3.0 billion. There were $500 million and $2.0 billion in short-term demand note borrowings from Dominion Energy as of December 31, 2023 and 2022, respectively. The weighted-average interest rate of these borrowings was 5.61% and 4.68% at December 31, 2023 and 2022, respectively. Virginia Power had no outstanding borrowings, net of repayments under the Dominion Energy money pool for its nonregulated subsidiaries as of December 31, 2023 and 2022. Interest charges related to Virginia Power's borrowings from Dominion Energy were $80 million, $15 million and $1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

In the fourth quarter of 2023, Virginia Power issued common stock to Dominion Energy as discussed in Note 20. There were no issuances of Virginia Power's common stock to Dominion Energy in 2022 or 2021.

In January 2023, Virginia Power entered into a lease contract with an affiliated entity for the use of a Jones Act compliant offshore wind installation vessel currently under development with commencement of the 20-month lease term in August 2025 at a total cost of approximately $240 million plus ancillary services.

NOTE 26. OPERATING SEGMENTS

The Companies are organized primarily on the basis of products and services sold in the U.S. A description of the operations included in the Companies' primary operating segments is as follows:

Primary Operating Segment	Description of Operations	Dominion Energy	Virginia Power
Dominion Energy Virginia	Regulated electric distribution	X	X
	Regulated electric transmission	X	X
	Regulated electric generation fleet[1]	X	X
Dominion Energy South Carolina	Regulated electric distribution	X	
	Regulated electric transmission	X	
	Regulated electric generation fleet	X	
	Regulated gas distribution and storage	X	
Contracted Energy[2]	Nonregulated electric generation fleet	X	

(1) Includes Virginia Power's non-jurisdictional solar generation operations.
(2) Includes renewable natural gas operations.

In addition to the operating segments above, the Companies also report a Corporate and Other segment.

DOMINION ENERGY

The Corporate and Other Segment of Dominion Energy includes its corporate, service company and other functions (including unallocated debt) as well as its noncontrolling interest in Dominion Privatization and its nonregulated retail energy marketing operations (prior to December 2021), including its noncontrolling interest in Wrangler (through March 2022) and Hope (through August 2022). In addition, Corporate and Other includes specific items attributable to Dominion Energy's operating segments that are not included in profit measures evaluated by executive management in assessing the segments' performance or in allocating resources, including the net impact of the operations reflected as discontinued operations, which includes the entities included in the East Ohio, PSNC and Questar Gas Transactions, a noncontrolling interest in Cove Point (through September 2023), solar generation facility development operations, gas transmission and storage operations, including the Q-Pipe Group (through December 2021) and a noncontrolling interest in Atlantic Coast Pipeline as discussed in Notes 3 and 9.

In 2023, Dominion Energy reported after-tax net expenses of $166 million in the Corporate and Other segment, including $251 million of after-tax net income for specific items with $405 million of after-tax net income attributable to its operating segments.

The net expenses for specific items attributable to Dominion Energy's operating segments in 2023 primarily related to the impact of the following items:
• A $586 million ($447 million after-tax) gain related to economic hedging activities, attributable to Contracted Energy;

• A $411 million ($305 million after-tax) gain related to investments in nuclear decommissioning trust funds, attributable to:
  • Contracted Energy ($262 million after-tax); and
  • Dominion Energy Virginia ($43 million after-tax); and
• A $28 million ($21 million after-tax) benefit related to real estate transactions, including gains on the transfer of property to satisfy litigation associated with the NND Project, attributable to Dominion Energy South Carolina; partially offset by
• A $244 million ($182 million after-tax) charge for amortization of a regulatory asset established in connection with the settlement of the 2021 Triennial Review, attributable to Dominion Energy Virginia;
• An $83 million ($60 million after-tax) charge related to the revision of AROs for Millstone Unit 1, attributable to Contracted Energy;
• A $65 million ($48 million after-tax) charge for an easement related to the CVOW Commercial Project for which Virginia Power will not seek recovery, attributable to Dominion Energy Virginia;
• A $36 million ($27 million after-tax) charge for the write-off of certain previously deferred amounts related to the cessation of certain riders effective July 2023, attributable to Dominion Energy Virginia;
• A $35 million ($26 million after-tax) decrease from Dominion Energy's share of an impairment of certain property, plant and equipment at Align RNG, attributable to Contracted Energy; and
• A $25 million ($19 million after-tax) charge associated with the abandonment of certain regulated solar generation and other facilities, attributable to Dominion Energy Virginia.

In 2022, Dominion Energy reported after-tax net expenses of $1.3 billion in the Corporate and Other segment, including $1.3 billion of after-tax net expenses for specific items with $2.4 billion of after-tax net expenses attributable to its operating segments.

The net expenses for specific items attributable to Dominion Energy's operating segments in 2022 primarily related to the impact of the following items:
• A $829 million ($633 million after-tax) charge associated with the impairment of certain nonregulated solar generation facilities, attributable to Contracted Energy;
• A $649 million ($513 million after-tax) loss associated with the sale of Kewaunee, attributable to Contracted Energy;
• A $559 million ($451 million after-tax) loss related to investments in nuclear decommissioning trust funds, attributable to:
  • Contracted Energy ($393 million after-tax); and
  • Dominion Energy Virginia ($58 million after-tax);
• A $243 million ($181 million after-tax) charge for amortization of a regulatory asset established in connection with the settlement of the 2021 Triennial Review, attributable to Dominion Energy Virginia;
• A $213 million ($159 million after-tax) charge for RGGI compliance costs deemed recovered through base rates, attributable to Dominion Energy Virginia;

- A $191 million ($142 million after-tax) charge in connection with a comprehensive settlement agreement for Virginia fuel expenses, attributable to Dominion Energy Virginia;
- $167 million ($124 million after-tax) of charges for dismantling costs associated with the early retirement of certain electric generation facilities, attributable to Dominion Energy Virginia;
- $125 million ($93 million after-tax) of charges associated with storm damage and service restoration, attributable to:
  - Dominion Energy Virginia ($87 million after-tax); and
  - Contracted Energy ($6 million after-tax);
- A $40 million ($30 million after-tax) charge associated with the write-off of inventory, attributable to:
  - Contracted Energy ($16 million after-tax); and
  - Dominion Energy Virginia ($14 million after-tax); partially offset by
- A $67 million ($49 million after-tax) gain related to economic hedging activities, attributable to Contracted Energy.

In 2021, Dominion Energy reported after-tax net income of $873 million in the Corporate and Other segment, including $991 million of after-tax net income for specific items with $316 million of after-tax net expenses attributable to its operating segments.

The net expenses for specific items attributable to Dominion Energy's operating segments in 2021 primarily related to the impact of the following items:
- A $513 million net loss ($8 million after-tax benefit) on the sale of non-wholly-owned nonregulated solar facilities, attributable to Contracted Energy;
- A $337 million ($254 million after-tax) loss related to economic hedging activities, attributable to Contracted Energy;
- $266 million ($199 million after-tax) of charges associated with the settlement of the South Carolina electric base rate case, attributable to Dominion Energy South Carolina;

- A $151 million ($112 million after-tax) loss from an unbilled revenue reduction at Virginia Power, attributable to Dominion Energy Virginia;
- A $125 million ($93 million after-tax) net charge associated with the settlement of the 2021 Triennial Review, attributable to Dominion Energy Virginia;
- A $77 million ($57 million after-tax) charge for the forgiveness of Virginia retail electric customer accounts in arrears pursuant to Virginia's 2021 budget process, attributable to Dominion Energy Virginia;
- A $70 million ($53 million after-tax) charge associated with litigation acquired in the SCANA Combination, attributable to Dominion Energy South Carolina;
- A $68 million ($50 million after-tax) charge associated with storm damage and service restoration in Virginia Power's service territory, attributable to Dominion Energy Virginia;
- A $61 million ($45 million after-tax) charge for amortization of a regulatory asset established in connection with the settlement of the 2021 Triennial Review, attributable to Dominion Energy Virginia; and
- A $44 million ($35 million after-tax) charge related to a revision in estimated recovery of spent nuclear fuel costs associated with the decommissioning of Kewaunee, attributable to Contracted Energy; partially offset by
- A $568 million ($445 million after-tax) gain related to investments in nuclear decommissioning trust funds, attributable to:
  - Contracted Energy ($390 million after-tax); and
  - Dominion Energy Virginia ($55 million after-tax); and
- A $130 million ($97 million after-tax) benefit for a change in the expected CCRO to be provided to Virginia retail electric customers under the GTSA, attributable to Dominion Energy Virginia.

Combined Notes to Consolidated Financial Statements, Continued

The following table presents segment information pertaining to Dominion Energy's operations:

Year Ended December 31,	Dominion Energy Virginia	Dominion Energy South Carolina	Contracted Energy	Corporate and Other	Adjustments & Eliminations	Consolidated Total
(millions)						
2023						
Total revenue from external customers	$9,575	$3,369	$ 835	$ 614	$ —	$14,393
Intersegment revenue	(2)	6	16	939	(959)	—
Total operating revenue	9,573	3,375	851	1,553	(959)	14,393
Depreciation and amortization	1,622	531	105	322	—	2,580
Equity in earnings of equity method investees	—	—	(34)	8	—	(26)
Interest income (expense)	15	6	96	196	(206)	107
Interest and related charges (benefit)	772	249	44	815	(206)	1,674
Income tax expense	471	79	15	10	—	575
Net loss from discontinued operations	—	—	—	(163)	—	(163)
Net income (loss) attributable to Dominion Energy	1,684	377	99	(166)	—	1,994
Investment in equity method investees[1]	—	—	80	188	—	268
Capital expenditures	7,196	957	740	1,342	—	10,235
Total assets (billions)	60.7	17.3	9.1	26.0	(4.1)	109.0
2022						
Total revenue from external customers	$9,658	$3,323	$ 884	$ 73	$ —	$13,938
Intersegment revenue	(15)	7	18	849	(859)	—
Total operating revenue	9,643	3,330	902	922	(859)	13,938
Depreciation and amortization	1,452	507	123	360	—	2,442
Equity in earnings of equity method investees	—	—	2	19	—	21
Interest income (expense)	17	6	75	61	(50)	109
Interest and related charges (benefit)	645	220	18	169	(50)	1,002
Income tax expense (benefit)	514	132	55	(588)	—	113
Net income from discontinued operations	—	—	—	894	—	894
Net income (loss) attributable to Dominion Energy	1,905	505	188	(1,277)	—	1,321
Investment in equity method investees[1]	—	—	103	192	—	295
Capital expenditures	5,187	708	683	1,180	—	7,758
Total assets (billions)	55.3	17.2	8.2	29.6	(5.5)	104.8
2021						
Total revenue from external customers	$7,990	$2,968	$1,017	$ (617)	$ 61	$11,419
Intersegment revenue	(14)	7	67	841	(901)	—
Total operating revenue	7,976	2,975	1,084	224	(840)	11,419
Depreciation and amortization	1,296	486	176	159	—	2,117
Equity in earnings of equity method investees	—	(3)	(2)	20	—	15
Interest income (expense)	11	10	81	12	(19)	95
Interest and related charges (benefit)	535	206	44	489	(19)	1,255
Income tax expense (benefit)	516	125	47	(869)	—	(181)
Net income from discontinued operations	—	—	—	1,358	—	1,358
Net income attributable to Dominion Energy	1,863	437	226	873	—	3,399
Capital expenditures	3,756	694	420	1,191	—	6,061

(1) Excludes liability to Atlantic Coast Pipeline.

Intersegment sales and transfers for Dominion Energy are based on contractual arrangements and may result in intersegment profit or loss that is eliminated in consolidation, including amounts related to entities presented within discontinued operations.

Virginia Power

The Corporate and Other Segment of Virginia Power primarily includes specific items attributable to its operating segment that are not included in profit measures evaluated by executive management in assessing the segment's performance or in allocating resources.

In 2023, Virginia Power reported after-tax net expenses of $232 million in the Corporate and Other segment, including $232 million of after-tax net expenses for specific items all of which were attributable to its operating segment.

The net expenses for specific items attributable to its operating segment in 2023 primarily related to the impact of the following items:

- A $244 million ($182 million after-tax) charge for amortization of a regulatory asset established in connection with the settlement of the 2021 Triennial Review;
- A $65 million ($48 million after-tax) charge for an easement related to the CVOW Commercial Project for which Virginia Power will not seek recovery;
- A $36 million ($27 million after-tax) charge for the write-off of certain previously deferred amounts related to the cessation of certain riders effective July 2023; and
- A $25 million ($19 million after-tax) charge associated with the abandonment of certain regulated solar generation and other facilities; partially offset by
- A $59 million ($43 million after-tax) gain related to investments in nuclear decommissioning trust funds.

In 2022, Virginia Power reported after-tax net expenses of $793 million in the Corporate and Other segment, including $773 million of after-tax net expenses for specific items all of which were attributable to its operating segment.

The net expenses for specific items attributable to its operating segment in 2022 primarily related to the impact of the following items:

- A $243 million ($181 million after-tax) charge for amortization of a regulatory asset established in connection with the settlement of the 2021 Triennial Review;

- A $213 million ($159 million after-tax) charge for RGGI compliance costs deemed recovered through base rates;
- A $191 million ($142 million after-tax) charge in connection with a comprehensive settlement agreement for Virginia fuel expenses;
- $167 million ($124 million after-tax) of charges for dismantling costs associated with the early retirement of certain electric generation facilities;
- $117 million ($87 million after-tax) of charges associated with storm damage and service restoration in its service territory; and
- A $78 million ($58 million after-tax) loss related to investments in nuclear decommissioning trust funds.

In 2021, Virginia Power reported after-tax net expenses of $201 million in the Corporate and Other segment, including $201 million of after-tax net expenses for specific items all of which were attributable to its operating segment.

The net expenses for specific items attributable to its operating segment in 2021 primarily related to the impact of the following items:

- A $151 million ($112 million after-tax) loss from an unbilled revenue reduction;
- A $125 million ($93 million after-tax) net charge associated with the settlement of the 2021 Triennial Review;
- A $77 million ($57 million after-tax) charge for the forgiveness of Virginia retail electric customer accounts in arrears pursuant to Virginia's 2021 budget process;
- A $68 million ($50 million after-tax) charge associated with storm damage and service restoration in its service territory; and
- A $61 million ($45 million after-tax) charge for amortization of a regulatory asset established in connection with the settlement of the 2021 Triennial Review; partially offset by
- A $130 million ($97 million after-tax) benefit for a change in the expected CCRO to be provided to Virginia retail electric customers under the GTSA.

Combined Notes to Consolidated Financial Statements, Continued

The following table presents segment information pertaining to Virginia Power's operations:

Year Ended December 31,	Dominion Energy Virginia	Corporate and Other	Consolidated Total
(millions)			
2023			
Operating revenue	$9,573	$ —	$9,573
Depreciation and amortization	1,622	249	1,871
Interest income	15	—	15
Interest and related charges (benefit)	772	(8)	764
Income tax expense (benefit)	471	(82)	389
Net income (loss)	1,684	(232)	1,452
Capital expenditures	7,196	—	7,196
Total assets (billions)	58.6	—	58.6
2022			
Operating revenue	$9,643	$ 11	$9,654
Depreciation and amortization	1,452	284	1,736
Interest income	17	—	17
Interest and related charges (benefit)	645	(3)	642
Income tax expense (benefit)	514	(220)	294
Net income (loss)	1,905	(793)	1,112
Capital expenditures	5,187	—	5,187
Total assets (billions)	53.2	—	53.2
2021			
Operating revenue	$7,976	$(506)	$7,470
Depreciation and amortization	1,296	68	1,364
Interest income	11	—	11
Interest and related charges (benefit)	535	(1)	534
Income tax expense (benefit)	516	(69)	447
Net income (loss)	1,863	(201)	1,662
Capital expenditures	3,756	—	3,756

NOTE 27. QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of the Companies' quarterly results of operations for the years ended December 31, 2023 and 2022 are as follows. Amounts reflect all adjustments necessary in the opinion of management for a fair statement of the results for the interim periods. Results for interim periods may fluctuate as a result of weather conditions, changes in rates and other factors.

DOMINION ENERGY

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(millions)				
2023				
Operating revenue	$ 3,883	$ 3,166	$ 3,810	$ 3,534
Income from continuing operations	1,079	594	1,029	712
Net income from continuing operations including noncontrolling interests	700	415	698	344
Net income (loss) from discontinued operations including noncontrolling interest	281	168	(541)	(71)
Net income including noncontrolling interests	981	583	157	273
Net income attributable to Dominion Energy	981	583	157	273
Basic EPS:				
Net income from continuing operations	0.81	0.47	0.81	0.39
Net income (loss) from discontinued operations	0.34	0.20	(0.65)	(0.09)
Net income attributable to Dominion Energy	1.15	0.67	0.16	0.30
Diluted EPS:				
Net income from continuing operations	0.81	0.47	0.81	0.39
Net income (loss) from discontinued operations	0.34	0.20	(0.65)	(0.09)
Net income attributable to Dominion Energy	1.15	0.67	0.16	0.30
Dividends declared per preferred share (Series A)	—	—	—	—
Dividends declared per preferred share (Series B)	11.625	11.625	11.625	11.625
Dividends declared per preferred share (Series C)	10.875	10.875	10.875	10.875
Dividends declared per common share	0.6675	0.6675	0.6675	0.6675
2022				
Operating revenue	$ 3,112	$ 3,058	$ 3,961	$ 3,807
Income (loss) from continuing operations	643	(461)	998	253
Net income (loss) from continuing operations including noncontrolling interests	279	(659)	585	222
Net income from discontinued operations including noncontrolling interest	410	212	150	122
Net income (loss) including noncontrolling interests	689	(447)	735	344
Net income (loss) attributable to Dominion Energy	689	(447)	735	344
Basic EPS:				
Net income (loss) from continuing operations	0.32	(0.84)	0.68	0.24
Net income from discontinued operations	0.50	0.26	0.18	0.15
Net income (loss) attributable to Dominion Energy	0.82	(0.58)	0.86	0.39
Diluted EPS:				
Net income (loss) from continuing operations	0.31	(0.84)	0.68	0.24
Net income from discontinued operations	0.50	0.26	0.18	0.15
Net income (loss) attributable to Dominion Energy	0.81	(0.58)	0.86	0.39
Dividends declared per preferred share (Series A)	4.375	2.917	—	—
Dividends declared per preferred share (Series B)	11.625	11.625	11.625	11.625
Dividends declared per preferred share (Series C)	10.875	10.875	10.875	10.875
Dividends declared per common share	0.6675	0.6675	0.6675	0.6675

Dominion Energy's 2023 results include the impact of the following significant items:

- Fourth quarter results include a $323 million after-tax charge for an impairment of certain goodwill associated with the East Ohio and Questar Gas Transactions.
- Third quarter results include $939 million of charges reflecting the recognition of deferred taxes on the outside basis of stock associated with East Ohio, PSNC, Questar Gas and Wexpro meeting the classification as held for sale that will reverse when the sale is completed and a $348 million after-tax gain on the sale of Dominion Energy's remaining noncontrolling interest in Cove Point.

Dominion Energy's 2022 results include the impact of the following significant items:

- Fourth quarter results include a $633 million after-tax charge associated with the impairment of certain nonregulated solar generation facilities.
- Second quarter results include a $513 million after-tax loss associated with the sale of Kewaunee, a $142 million after-tax charge in connection with a comprehensive settlement agreement for Virginia fuel expenses and a $134 million after-tax charge for RGGI compliance costs deemed recovered through base rates.

VIRGINIA POWER

(millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2023				
Operating revenue	$2,384	$2,252	$2,645	$2,292
Income from operations	597	554	819	504
Net income	355	334	475	288
2022				
Operating revenue	$2,167	$2,176	$2,875	$2,436
Income from operations	562	237	802	447
Net income	336	42	516	218

Virginia Power's 2022 results include the impact of the following significant items:

- Second quarter results include a $142 million after-tax charge in connection with a comprehensive settlement agreement for Virginia fuel expenses and a $134 million after-tax charge for RGGI compliance costs deemed recovered through base rates.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

DOMINION ENERGY

Senior management of Dominion Energy, including Dominion Energy's CEO and CFO, evaluated the effectiveness of Dominion Energy's disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation process, Dominion Energy's CEO and CFO have concluded that Dominion Energy's disclosure controls and procedures are effective. There were no changes that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, Dominion Energy's internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Dominion Energy understands and accepts responsibility for Dominion Energy's financial statements and related disclosures and the effectiveness of internal control over financial reporting (internal control). Dominion Energy continuously strives to identify opportunities to enhance the effectiveness and efficiency of internal control, just as Dominion Energy does throughout all aspects of its business.

Dominion Energy maintains a system of internal control designed to provide reasonable assurance, at a reasonable cost, that its assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed and recorded in accordance with established procedures. This system includes written policies, an organizational structure designed to ensure appropriate segregation of responsibilities, careful selection and training of qualified personnel and internal audits.

The Audit Committee of the Board of Directors of Dominion Energy, composed entirely of independent directors, meets periodically with the independent registered public accounting firm, the internal auditors and management to discuss auditing, internal control, and financial reporting matters of Dominion Energy and to ensure that each is properly discharging its responsibilities. Both the independent registered public accounting firm and the internal auditors periodically meet alone with the Audit Committee and have free access to the Audit Committee at any time.

SEC rules implementing Section 404 of the Sarbanes-Oxley Act of 2002 require Dominion Energy's 2023 Annual Report to contain a management's report and a report of the independent registered public accounting firm regarding the effectiveness of internal control. As a basis for the report, Dominion Energy tested and evaluated the design and operating effectiveness of internal controls. Based on its assessment as of December 31, 2023, Dominion Energy makes the following assertions:

Management is responsible for establishing and maintaining effective internal control over financial reporting of Dominion Energy.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management evaluated Dominion Energy's internal control over financial reporting as of December 31, 2023. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that Dominion Energy maintained effective internal control over financial reporting as of December 31, 2023.

Dominion Energy's independent registered public accounting firm is engaged to express an opinion on Dominion Energy's internal control over financial reporting, as stated in their report which is included herein.

February 23, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Dominion Energy, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Dominion Energy, Inc. and subsidiaries ("Dominion Energy") at December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, Dominion Energy maintained, in all material respects, effective internal control over financial reporting at December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements at and for the year ended December 31, 2023, of Dominion Energy and our report dated February 23, 2024, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding Dominion Energy's election to change its method of accounting for investment tax credits from the flow-through method to the deferral method.

Basis for Opinion

Dominion Energy's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Dominion Energy's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Dominion Energy in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Richmond, Virginia
February 23, 2024

Senior management of Virginia Power, including Virginia Power's CEO and CFO, evaluated the effectiveness of Virginia Power's disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation process, Virginia Power's CEO and CFO have concluded that Virginia Power's disclosure controls and procedures are effective. There were no changes that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, Virginia Power's internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management of Virginia Power understands and accepts responsibility for Virginia Power's financial statements and related disclosures and the effectiveness of internal control over financial reporting (internal control). Virginia Power continuously strives to identify opportunities to enhance the effectiveness and efficiency of internal control, just as it does throughout all aspects of its business.

Virginia Power maintains a system of internal control designed to provide reasonable assurance, at a reasonable cost, that its assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed and recorded in accordance with established procedures. This system includes written policies, an organizational structure designed to ensure appropriate segregation of responsibilities, careful selection and training of qualified personnel and internal audits.

The Board of Directors also serves as Virginia Power's Audit Committee and meets periodically with the independent registered public accounting firm, the internal auditors and management to discuss Virginia Power's auditing, internal accounting control and financial reporting matters and to ensure that each is properly discharging its responsibilities.

SEC rules implementing Section 404 of the Sarbanes-Oxley Act require Virginia Power's 2023 Annual Report to contain a management's report regarding the effectiveness of internal control. As a basis for the report, Virginia Power tested and evaluated the design and operating effectiveness of internal controls. Based on the assessment as of December 31, 2023, Virginia Power makes the following assertions:

Management is responsible for establishing and maintaining effective internal control over financial reporting of Virginia Power.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management evaluated Virginia Power's internal control over financial reporting as of December 31, 2023. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that Virginia Power maintained effective internal control over financial reporting as of December 31, 2023.

This annual report does not include an attestation report of Virginia Power's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by Virginia Power's independent registered public accounting firm pursuant to a permanent exemption under the Dodd-Frank Act.

February 23, 2024

Item 9B. Other Information

Explanatory Note: The following information is filed in this Form 10-K in lieu of being filed pursuant to Item 5.03 in a Form 8-K. The date of the events reported below was February 21, 2024.

On February 21, 2024, the Board of Directors of Dominion Energy, as part of a periodic review of Dominion Energy's governance documents, amended the exclusive forum provision set forth in Article XXXVI of Dominion Energy's Bylaws, effective as of February 21, 2024, to provide that any federal or state court located within the Commonwealth of Virginia shall serve as the sole and exclusive forum for the adjudication of certain internal corporate claims involving Dominion Energy or its directors, officers or shareholders.

The foregoing description of the amendment to Dominion Energy's Bylaws is qualified in its entirety by reference to the full text of Dominion Energy's Bylaws, a copy of which is attached hereto as Exhibit 3.2.a and is incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

DOMINION ENERGY

The information required by this item is incorporated by reference to the sections entitled *Item 1—Election of Directors, Corporate Governance—The Committees of the Board, Other Information—Delinquent Section 16(a) Reports* and *Corporate Governance—Other Governance Policies and Practices—Code of Ethics and Business Conduct* in the Dominion Energy 2024 Proxy Statement.

The information concerning the executive officers of Dominion Energy required by this item is included in Part I of this Form 10-K under the caption *Information about our Executive Officers*. Each executive officer of Dominion Energy is elected annually.

Item 11. Executive Compensation

DOMINION ENERGY

The information required by this item is incorporated by reference to the section entitled *Executive Compensation, Compensation of Non-Employee Directors and Corporate Governance—The Committees of the Board—Compensation Committee Interlocks and Insider Participation* in the 2024 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

DOMINION ENERGY

The information required by this item is incorporated by reference to the sections entitled *Security Ownership of Certain Beneficial Owners and Management* and *Executive Compensation— Equity Compensation Plans* in the 2024 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

DOMINION ENERGY

The information required by this item is incorporated by reference to the sections entitled *Corporate Governance—Other Governance Policies and Practices—Certain Relationships and Related Party Transactions* and *Corporate Governance—Director Independence* in the 2024 Proxy Statement.

Item 14. Principal Accountant Fees and Services

DOMINION ENERGY

The information required by this item is incorporated by reference to the section entitled *Audit-Related Matters—Auditor Fees and Pre-Approval Policy* in the 2024 Proxy Statement.

VIRGINIA POWER

The following table presents fees paid to Deloitte & Touche LLP for services related to Virginia Power for the fiscal years ended December 31, 2023 and 2022.

Type of Fees	2023	2022
(millions)		
Virginia Power		
Audit fees	**$2.53**	$2.44
Audit-related fees	**0.01**	0.08
Tax fees	**—**	—
All other fees	**0.19**	—
Total Fees	**$2.73**	$2.52

Audit fees represent fees of Deloitte & Touche LLP for the audit of Virginia Power's annual consolidated financial statements, the review of financial statements included in Virginia Power's quarterly Form 10-Q reports, and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filings and similar engagements for the fiscal year, such as comfort letters, attest services, consents and assistance with review of documents filed with the SEC.

Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of Virginia Power's consolidated financial statements or internal control over financial reporting. This category may include fees related to the performance of audits and attest services not required by statute or regulations, due diligence related to mergers, acquisitions and investments, and accounting consultations about the application of GAAP to proposed transactions.

All other fees for 2023 consist of permissible advisory services associated with a new system pre-implementation review.

Virginia Power's Board of Directors has adopted the Dominion Energy Audit Committee pre-approval policy for their independent auditor's services and fees and have delegated the execution of this policy to the Dominion Energy Audit Committee. All services performed in 2023 and 2022 by the independent auditor were approved by the Dominion Energy Audit Committee pursuant to the pre-approval policy.

Part IV
Item 15. Exhibits and Financial Statement Schedules

(a) Certain documents are filed as part of this Form 10-K and are incorporated by reference and found on the pages noted.

1. Financial Statements
    See Index on page 67.

2. All schedules are omitted because they are not applicable, or the required information is either not material or is shown in the financial statements or the related notes.

3. Exhibits (incorporated by reference unless otherwise noted)

Exhibit Number	Description	Dominion Energy	Virginia Power
2.1.a	Purchase and Sale Agreement, dated as of September 5, 2023, by and between Dominion Energy, Inc. and Enbridge Elephant Holdings, LLC (Exhibit 2.1, Form 8-K filed September 5, 2023, File No. 1-8489).	X	
2.1.b	Purchase and Sale Agreement, dated as of September 5, 2023, by and between Dominion Energy, Inc. and Enbridge Parrot Holdings, LLC (Exhibit 2.2, Form 8-K filed September 5, 2023, File No. 1-8489).	X	
2.1.c	Purchase and Sale Agreement, dated as of September 5, 2023, by and between Dominion Energy, Inc. and Enbridge Quail Holdings, LLC (Exhibit 2.3, Form 8-K filed September 5, 2023, File No. 1-8489).	X	
3.1.a	Dominion Energy, Inc. Amended and Restated Articles of Incorporation, dated as of September 2, 2022 (Exhibit 3.1, Form 8-K filed September 2, 2022, File No.1-8489).	X	
3.1.b	Virginia Electric and Power Company Amended and Restated Articles of Incorporation, as in effect on October 30, 2014 (Exhibit 3.1.b, Form 10-Q filed November 3, 2014, File No. 1-2255).		X
3.2.a	Dominion Energy, Inc. Bylaws, as amended and restated, effective February 21, 2024 (filed herewith).	X	
3.2.b	Virginia Electric and Power Company Amended and Restated Bylaws, effective June 1, 2009 (Exhibit 3.1, Form 8-K filed June 3, 2009, File No. 1-2255).		X
4	Dominion Energy, Inc. and Virginia Electric and Power Company agree to furnish to the Securities and Exchange Commission upon request any other instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of any of their total consolidated assets.	X	X
4.1.a	See Exhibit 3.1.a above.	X	
4.1.b	See Exhibit 3.1.b above.		X
4.2	Indenture of Mortgage of Virginia Electric and Power Company, dated November 1, 1935, as supplemented and modified by Fifty-Eighth Supplemental Indenture (Exhibit 4(ii), Form 10-K for the fiscal year ended December 31, 1985, File No. 1-2255); Ninety-Second Supplemental Indenture, dated as of July 1, 2012 (Exhibit 4.1, Form 10-Q for the quarter ended June 30, 2012 filed August 1, 2012, File No. 1-2255).	X	X

Exhibit Number	Description	Dominion Energy	Virginia Power
4.3	Form of Senior Indenture, dated June 1, 1998, between Virginia Electric and Power Company and The Bank of New York Mellon (as successor trustee to JP Morgan Chase Bank (formerly The Chase Manhattan Bank)), as Trustee (Exhibit 4(iii), Form S-3 Registration Statement filed February 27, 1998, File No. 333-47119); Form of Thirteenth Supplemental Indenture, dated as of January 1, 2006 (Exhibit 4.3, Form 8-K filed January 12, 2006, File No. 1-2255); Form of Fourteenth Supplemental Indenture, dated May 1, 2007 (Exhibit 4.2, Form 8-K filed May 16, 2007, File No. 1-2255); Form of Seventeenth Supplemental Indenture, dated November 1, 2007 (Exhibit 4.3, Form 8-K filed November 30, 2007, File No. 1-2255); Form of Nineteenth Supplemental and Amending Indenture, dated November 1, 2008 (Exhibit 4.2, Form 8-K filed November 5, 2008, File No. 1-2255); Form of Twenty-First Supplemental Indenture, dated August 1, 2010 (Exhibit 4.3, Form 8-K filed September 1, 2010, File No. 1-2255); Twenty-Fourth Supplemental Indenture, dated as of January 1, 2013 (Exhibit 4.4, Form 8-K filed January 8, 2013, File No. 1-2255); Twenty-Fifth Supplemental Indenture, dated as of March 1, 2013 (Exhibit 4.3, Form 8-K filed March 14, 2013, File No. 1-2255); Twenty-Sixth Supplemental Indenture, dated as of August 1, 2013 (Exhibit 4.3, Form 8-K filed August 15, 2013, File No. 1-2255); Twenty-Seventh Supplemental Indenture, dated February 1, 2014 (Exhibit 4.3, Form 8-K filed February 7, 2014, File No. 1-2255); Twenty-Eighth Supplemental Indenture, dated February 1, 2014 (Exhibit 4.4, Form 8-K filed February 7, 2014, File No. 1-2255); Twenty-Ninth Supplemental Indenture, dated May 1, 2015 (Exhibit 4.3, Form 8-K filed May 13, 2015, File No. 1-02255); Thirtieth Supplemental Indenture, dated May 1, 2015 (Exhibit 4.4, Form 8-K filed May 13, 2015, File No. 1-02255); Thirty-First Supplemental Indenture, dated January 1, 2016 (Exhibit 4.3, Form 8-K filed January 14, 2016, File No. 000-55337); Thirty-Second Supplemental Indenture, dated November 1, 2016 (Exhibit 4.3, Form 8-K filed November 16, 2016, File No. 000-55337); Thirty-Third Supplemental Indenture, dated November 1, 2016 (Exhibit 4.4, Form 8-K filed November 16, 2016, File No. 000-55337); Thirty-Fourth Supplemental Indenture, dated March 1, 2017 (Exhibit 4.3, Form 8-K filed March 16, 2017; File No. 000-55337).	X	X
4.4	Senior Indenture, dated as of September 1, 2017, between Virginia Electric and Power Company and U.S. Bank National Association, as Trustee (Exhibit 4.1, Form 8-K filed September 13, 2017, File No.000-55337); First Supplemental Indenture, dated as of September 1, 2017 (Exhibit 4.2, Form 8-K filed September 13, 2017, File No.000-55337); Second Supplemental Indenture, dated as of March 1, 2018 (Exhibit 4.2, Form 8-K filed March 22, 2018, File No. 000-55337); Third Supplemental Indenture, dated as of November 1, 2018 (Exhibit 4.2, Form 8-K filed November 28, 2018, File No. 000-55337); Fourth Supplemental Indenture, dated as of July 1, 2019 (Exhibit 4.2, Form 8-K filed July 10, 2019, File No. 00-55337); Fifth Supplemental Indenture, dated as of December 1, 2019 (Exhibit 4.2, Form 8-K filed December 5, 2019, File No. 000-55337); Sixth Supplemental Indenture, dated as of December 1, 2020 (Exhibit 4.2, Form 8-K filed December 15, 2020, File No. 00-55337); Seventh Supplemental Indenture, dated as of November 1, 2021 (Exhibit 4.2, Form 8-K filed November 22, 2021, File No.000-55337); Eighth Supplemental Indenture, dated as of November 1, 2021 (Exhibit 4.3, Form 8-K filed November 22, 2021, File No.000-55337); Ninth Supplemental Indenture, dated as of January 1, 2022 (Exhibit 4.3, Form 8-K filed January 13, 2022, File No.000-55337); Tenth Supplemental Indenture, dated as of May 1, 2022 (Exhibit 4.2, Form 8-K filed May 31, 2022, File No. 000-55337); Eleventh Supplemental Indenture, dated as of May 1, 2022 (Exhibit 4.3, Form 8-K filed May 31, 2022, File No. 000-55337); Twelfth Supplemental Indenture, dated as of March 1, 2023 (Exhibit 4.2. Form 8-K filed March 30, 2023, File No. 000-55337); Thirteenth Supplemental Indenture, dated as of March 1, 2023 (Exhibit 4.3. Form 8-K filed March 30, 2023, File No. 000-55337); Fourteenth Supplemental Indenture, dated as of August 1, 2023 (Exhibit 4.2. Form 8-K filed August 10, 2023, File No. 000-55337); Fifteenth Supplemental Indenture, dated as of August 1, 2023 (Exhibit 4.3. Form 8-K filed August 10, 2023, File No. 000-55337); Sixteenth Supplemental Indenture, dated as of January 1, 2024 (Exhibit 4.2. Form 8-K filed January 8, 2024, File No. 000-55337); Seventeenth Supplemental Indenture, dated as of January 1, 2024 (Exhibit 4.3. Form 8-K filed January 8, 2024, File No. 000-55337).	X	X
4.5	Indenture, Junior Subordinated Debentures, dated December 1, 1997, between Dominion Resources, Inc. and The Bank of New York Mellon (as successor trustee to JP Morgan Chase Bank (formerly The Chase Manhattan Bank)) as supplemented by a Form of Second Supplemental Indenture, dated January 1, 2001 (Exhibit 4.6, Form 8-K filed January 12, 2001, File No. 1-8489).	X	

Exhibit Number	Description	Dominion Energy	Virginia Power
4.6	Indenture, dated April 1, 1995, between Consolidated Natural Gas Company and The Bank of New York Mellon (as successor trustee to United States Trust Company of New York) (Exhibit (4), Certificate of Notification No. 1 filed April 19, 1995, File No. 70-8107); Securities Resolution No. 2 effective as of October 16, 1996 (Exhibit 2, Form 8-A filed October 18, 1996, File No. 1-3196 and relating to the 6 7/8% Debentures Due October 15, 2026); Securities Resolution No. 4 effective as of December 9, 1997 (Exhibit 2, Form 8-A filed December 12, 1997, File No. 1-3196 and relating to the 6.80% Debentures Due December 15, 2027).	X	
4.7	Form of Senior Indenture, dated June 1, 2000, between Dominion Resources, Inc. and The Bank of New York Mellon (as successor trustee to JP Morgan Chase Bank (formerly The Chase Manhattan Bank)), as Trustee (Exhibit 4(iii), Form S-3 Registration Statement filed December 21, 1999, File No. 333-93187); Form of Sixteenth Supplemental Indenture, dated December 1, 2002 (Exhibit 4.3, Form 8-K filed December 13, 2002, File No. 1-8489); Form of Twenty-First Supplemental Indenture, dated March 1, 2003 (Exhibits 4.3, Form 8-K filed March 4, 2003, File No. 1-8489); Form of Twenty-Second Supplemental Indenture, dated July 1, 2003 (Exhibit 4.2, Form 8-K filed July 22, 2003, File No. 1-8489); Form of Twenty-Ninth Supplemental Indenture, dated June 1, 2005 (Exhibit 4.3, Form 8-K filed June 17, 2005, File No. 1-8489); Form of Thirty-Sixth Supplemental Indentures, dated June 1, 2008 (Exhibit 4.3, Form 8-K filed June 16, 2008, File No. 1-8489); Forty-Third Supplemental Indenture, dated August 1, 2011 (Exhibit 4.3, Form 8-K, filed August 5, 2011, File No. 1-8489); Forty-Sixth Supplemental Indenture, dated September 1, 2012 (Exhibit 4.4, Form 8-K, filed September 13, 2012, File No. 1-8489); Forty-Seventh Supplemental Indenture, dated September 1, 2012 (Exhibit 4.5, Form 8-K, filed September 13, 2012, File No. 1-8489); Fifty-First Supplemental Indenture, dated November 1, 2014 (Exhibit 4.5, Form 8-K, filed November 25, 2014, File No. 1-8489).	X	
4.8	Indenture, dated as of June 1, 2015, between Dominion Resources, Inc. and Deutsche Bank Trust Company Americas, as Trustee (Exhibit 4.1, Form 8-K filed June 15, 2015, File No. 1-8489); Second Supplemental Indenture, dated as of September 1, 2015 (Exhibit 4.2, Form 8-K filed September 24, 2015, File No. 1-8489); Sixth Supplemental Indenture, dated as of August 1, 2016 (Exhibit 4.4, Form 8-K filed August 9, 2016, File No. 1-8489); Eleventh Supplemental Indenture, dated as of March 1, 2017 (Exhibit 4.3, Form 10-Q filed May 4, 2017, File No. 1-8489); Fifteenth Supplemental Indenture, dated June 1, 2018 (Exhibit 4.2, Form 8-K, filed June 5, 2018, File No. 1-8489); Sixteenth Supplemental Indenture, dated March 1, 2019 (Exhibit 4.2, Form 8-K filed March 13, 2019, File No. 1-8489); Seventeenth Supplemental Indenture, dated as of August 1, 2019 (Exhibit 4.2, Form 10-Q filed November 1, 2019, File No. 1-8489); Eighteenth Supplemental Indenture, dated as of March 1, 2020 (Exhibit 4.2, Form 8-K, filed March 19, 2020, File No. 1-8489); Nineteenth Supplemental Indenture, dated as of March 1, 2020 (Exhibit 4.3, Form 8-K, filed March 19, 2020, File No. 1-8489); Twentieth Supplemental Indenture, dated as of April 1, 2020 (Exhibit 4.2, Form 8-K, filed April 3, 2020, File No. 1-8489); Twenty-First Supplemental Indenture, dated as of September 1, 2020 (Exhibit 4.2, Form 8-K, filed September 17, 2020, File No. 1-8489); Twenty-Second Supplemental Indenture, dated as of April 1, 2021 (Exhibit 4.2, Form 8-K, filed April 5, 2021, File No. 1-8489); Twenty-Third Supplemental Indenture, dated as of April 1, 2021 (Exhibit 4.3, Form 8-K, filed April 5, 2021, File No. 1-8489); Twenty-Fourth Supplemental Indenture, dated as of August 1, 2021 (Exhibit 4.2, Form 8-K filed August 12, 2021, File No. 1-8489); Twenty-Fifth Supplemental Indenture, dated as of August 1, 2022 (Exhibit 4.2, Form 8-K filed August 19, 2022, File No. 1-8489); Twenty-Sixth Supplemental Indenture, dated as of August 1, 2022 (Exhibit 4.3, Form 8-K filed August 19, 2022, File No. 1-8489); Twenty-Seventh Supplemental Indenture, dated as of November 1, 2022 (Exhibit 4.2, Form 8-K filed November 18, 2022, File No. 1-8489).	X	
4.9	Junior Subordinated Indenture II, dated June 1, 2006, between Dominion Resources, Inc. and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A.), as Trustee (Exhibit 4.1, Form 10-Q for the quarter ended June 30, 2006 filed August 3, 2006, File No. 1-8489); Third Supplemental and Amending Indenture, dated as of June 1, 2009 (Exhibit 4.2, Form 8-K filed June 15, 2009, File No. 1-8489); Seventh Supplemental Indenture, dated as of September 1, 2014 (Exhibit 4.3, Form 8-K filed October 3, 2013, File No. 1-8489); Fifteenth Supplemental Indenture, dated June 27, 2019 (Exhibit 4.6, Form 8-K filed June 27, 2019, File No. 1-8489).	X	
4.10	Description of Dominion Energy, Inc.'s Common Stock (Exhibit 4.13, Form 10-K for the fiscal year ended December 31, 2022 filed February 21, 2023, File No. 1-8489).	X	
4.11	Description of Virginia Electric and Power Company's Common Stock (Exhibit 4.19, Form 10-K for the fiscal year ended December 31, 2019 filed February 28, 2020, File No.1-8489).		X

Exhibit Number	Description	Dominion Energy	Virginia Power
10.1	$6,000,000,000 Fifth Amended and Restated Revolving Credit Agreement, dated June 9, 2021, among Dominion Energy, Inc., Virginia Electric and Power Company, Questar Gas Company, Dominion Energy South Carolina, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, Mizuho Bank, Ltd., Bank of America, N.A., The Bank of Nova Scotia and Wells Fargo Bank, N.A., as Syndication Agents, J.P. Morgan Securities LLC and Mizuho Bank, Ltd., as Co-Sustainability Structuring Agent, and other lenders named therein (Exhibit 10.1, Form 8-K filed June 10, 2021, File No. 1-8489); as amended by the First Amendment, dated September 28, 2022, to the Fifth Amended and Restated Revolving Credit Agreement (Exhibit 10.1, Form 8-K filed September 30, 2022, File No. 1-8489).	X	X
10.2	$900,000,000 Sustainability Revolving Credit Agreement, dated as of June 9, 2021, among Dominion Energy, Inc., Sumitomo Mitsui Banking Corporation, as Administrative Agent and Sustainability Coordinator, Sumitomo Mitsui Banking Corporation, The Bank of Nova Scotia and The Toronto-Dominion Bank, New York Branch, as Joint Lead Arrangers and Joint Bookrunners, and the other lenders named therein (Exhibit 10.2, Form 8-K filed June 10, 2021, File No. 1-8489); as amended by the First Amendment, dated October 12, 2022, to the Sustainability Revolving Credit Agreement (Exhibit 10.1, Form 8-K filed October 14, 2022, File No. 1-8489).	X	
10.3	DRS Services Agreement, dated January 1, 2003, between Dominion Resources, Inc. and Dominion Resources Services, Inc. (Exhibit 10.1, Form 10-K for the fiscal year ended December 31, 2011 filed February 28, 2012, File No. 1-8489).	X	
10.4	DES Services Agreement, dated January 1, 2024, between Dominion Energy Services, Inc. and Virginia Electric and Power Company (filed herewith).		X
10.5	Agreement between PJM Interconnection, L.L.C. and Virginia Electric and Power Company (Exhibit 10.1, Form 8-K filed April 26, 2005, File No. 1-2255 and File No. 1-8489).	X	X
10.6	Form of Settlement Agreement in the form of a proposed Consent Decree among the United States of America, on behalf of the United States Environmental Protection Agency, the State of New York, the State of New Jersey, the State of Connecticut, the Commonwealth of Virginia and the State of West Virginia and Virginia Electric and Power Company (Exhibit 10, Form 10-Q for the quarter ended March 31, 2003 filed May 9, 2003, File No. 1-8489 and File No. 1-2255).	X	X
10.7*	Form of Employment Continuity Agreement for certain officers of Dominion Resources, Inc., amended and restated July 15, 2003 (Exhibit 10.1, Form 10-Q for the quarter ended June 30, 2003 filed August 11, 2003, File No. 1-8489), as amended, March 31, 2006 (Exhibit 10.1, Form 8-K filed April 4, 2006, File No. 1-8489).	X	
10.8*	Form of Employment Continuity Agreement for certain officers of Dominion Resources, Inc. dated January 24, 2013 (effective for certain officers elected subsequent to February 1, 2013) (Exhibit 10.9, Form 10-K for the fiscal year ended December 31, 2013 filed February 28, 2014, File No. 1-8489 and File No. 1-2255).	X	
10.9*	Dominion Resources, Inc. Executives' Deferred Compensation Plan, amended and restated effective December 31, 2004 (Exhibit 10.7, Form 8-K filed December 23, 2004, File No. 1-8489).	X	
10.10*	Dominion Resources, Inc. New Executive Supplemental Retirement Plan, as amended and restated effective July 1, 2013 (Exhibit 10.2, Form 10-Q for the quarter ended June 30, 2013 filed August 6, 2013 File No. 1-8489), as amended September 26, 2014 (Exhibit 10.3, Form 10-Q for the fiscal quarter ended September 30, 2014 filed November 3, 2014), as amended effective October 1, 2019 (Exhibit 10.1, Form 8-K filed October 2, 2019, File No. 1-8489), as amended December 11, 2020 (Exhibit 10.9, Form 10-K for the fiscal year ended December 31, 2020 filed February 25, 2021, File No.1-8489).	X	

Exhibit Number	Description	Dominion Energy	Virginia Power
10.11*	Dominion Resources, Inc. New Retirement Benefit Restoration Plan, as amended and restated effective January 1, 2009 (Exhibit 10.17, Form 10-K for the fiscal year ended December 31, 2008 filed February 26, 2009, File No. 1-8489, as amended September 26, 2014 (Exhibit 10.4, Form 10-Q for the fiscal quarter ended September 30, 2014 filed November 3, 2014), File No. 1-8489).	X	
10.12*	Dominion Resources, Inc. Non-Employee Directors' Compensation Plan, effective January 1, 2005, as amended and restated effective December 15, 2021 (Exhibit 10.13, Form 10-K for the fiscal year ended December 31, 2021 filed February 24, 2022, File No. 1-8489).	X	
10.13*	Dominion Resources, Inc. Executive Stock Purchase Tool Kit, effective September 1, 2001, amended and restated May 7, 2014 (Exhibit 10.4, Form 10-Q for the fiscal quarter ended June 30, 2014 filed July 30, 2014, File No. 1-8489).	X	
10.14*	Form of Advancement of Expenses for certain directors and officers of Dominion Energy, Inc., approved by the Dominion Energy, Inc. Board of Directors on October 24, 2008 (Exhibit 10.2, Form 10-Q for the quarter ended September 30, 2008 filed October 30, 2008, File No. 1-8489).	X	
10.15*	Dominion Resources, Inc. 2014 Incentive Compensation Plan, effective May 7, 2014 (Exhibit 10.1, Form 8-K filed May 7, 2014, File No. 1-8489).	X	
10.16*	Dominion Energy, Inc. Deferred Compensation Plan, effective July 1, 2021 (Exhibit 10.18, Form 10-K for the fiscal year ended December 31, 2020, filed February 25, 2021, File No. 1-8489), as amended September 23, 2021 (Exhibit 10.1, Form 10-Q filed November 5, 2021, File No. 1-8489). as amended May 10, 2023 (Exhibit 10.1, Form 10-Q filed August 4, 2023, File No. 1-8489).	X	
10.17*	2022 Performance Grant Plan under the 2022 Long-Term Incentive Program approved January 27, 2022 (Exhibit 10.28, Form 10-K for the fiscal year ended December 31, 2021 filed February 24, 2022, File No.1-8489).	X	
10.18*	Form of 2022 Goal-Based Stock Award Agreement under the 2022 Long-Term Incentive Program approved January 27, 2022 (Exhibit 10.29, Form 10-K for the fiscal year ended December 31, 2021 filed February 24, 2022, File No.1-8489).	X	
10.19*	Form of Restricted Stock Agreement under the 2022 Long-Term Incentive Program approved January 27, 2022 (Exhibit 10.30, Form 10-K for the fiscal year ended December 31, 2021 filed February 24, 2022, File No.1-8489).	X	
10.20*	Restricted Stock Agreement for Steven D. Ridge (Exhibit 10.24, Form 10-K for the fiscal year ended December 31, 2022 filed February 21, 2023, File No. 1-8489).	X	
10.21*	2023 Performance Grant Plan under the 2023 Long-Term Incentive Program approved January 26, 2023, as amended February 9, 2023 (Exhibit 10.25, Form 10-K for the fiscal year ended December 31, 2022 filed February 21, 2023, File No. 1-8489), as amended December 13, 2023 (filed herewith).	X	
10.22*	Form of 2023 Goal-Based Stock Award Agreement under the 2023 Long-Term Incentive Program approved January 26, 2023 (Exhibit 10.26, Form 10-K for the fiscal year ended December 31, 2022 filed February 21, 2023, File No. 1-8489), as amended December 13, 2023 (filed herewith).	X	
10.23*	Form of Restricted Stock Agreement under the 2023 Long-Term Incentive Program approved January 26, 2023 (Exhibit 10.27, Form 10-K for the fiscal year ended December 31, 2022 filed February 21, 2023, File No. 1-8489).	X	
10.24*	2023 Goal-Based Stock Award Agreement for Robert M. Blue under the 2023 Long-Term Incentive Program approved February 9, 2023 (Exhibit 10.28, Form 10-K for the fiscal year ended December 31, 2022 filed February 21, 2023, File No. 1-8489).	X	
10.25*	Form of 2024 Performance Grant Agreement under the 2024 Long-Term Incentive Program approved January 25, 2024 (filed herewith).	X	
10.26*	Form of 2024 Performance Share Award Agreement under the 2024 Long-Term Incentive Program approved January 25, 2024 (filed herewith).	X	
10.27*	Form of Restricted Stock Agreement under the 2024 Long-Term Incentive Program approved January 25, 2024 (filed herewith).	X	

Exhibit Number	Description	Dominion Energy	Virginia Power
10.28*	Form of 2024 Performance Share Award Agreement for Robert M. Blue under the 2024 Long-Term Incentive Program approved January 25, 2024 (filed herewith).	X	
10.29*	Form of 2024 Performance Grant Agreement for Robert M. Blue under the 2024 Long-Term Incentive Program approved January 25, 2024 (filed herewith).	X	
18.a	Deloitte & Touche LLP letter, dated February 23, 2024, related to Dominion Energy, Inc.'s financial information (filed herewith).	X	
18.b	Deloitte & Touche LLP letter, dated February 23, 2024, related to Virginia Electric and Power Company's financial information (filed herewith).		X
21	Subsidiaries of Dominion Energy, Inc. (filed herewith).	X	
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for Dominion Energy, Inc. and Virginia Electric and Power Company (filed herewith).	X	X
31.a	Certification by Chief Executive Officer of Dominion Energy, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).	X	
31.b	Certification by Chief Financial Officer of Dominion Energy, Inc. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).	X	
31.c	Certification by Chief Executive Officer of Virginia Electric and Power Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).		X
31.d	Certification by Chief Financial Officer of Virginia Electric and Power Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).		X
32.a	Certification to the Securities and Exchange Commission by Chief Executive Officer and Chief Financial Officer of Dominion Energy, Inc. as required by Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).	X	
32.b	Certification to the Securities and Exchange Commission by Chief Executive Officer and Chief Financial Officer of Virginia Electric and Power Company as required by Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).		X
97	Dominion Energy, Inc. Policy for Recovery of Previously Awarded Compensation effective October 2, 2023 (filed herewith).	X	
101	The following financial statements from Dominion Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 23, 2024, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Equity, (v) Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements. The following financial statements from Virginia Electric and Power Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 23, 2024, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Common Shareholder's Equity (v) Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements.	X	X
104	Cover Page Interactive Data File formatted in iXBRL (Inline eXtensible Business Reporting Language) and contained in Exhibit 101.	X	X

---

* *Indicates management contract or compensatory plan or arrangement.*

Item 16. Form 10-K Summary
None.

Signatures

Dominion Energy

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMINION ENERGY, INC.

By: _____/s/ Robert M. Blue_____

**(Robert M. Blue, President and
Chief Executive Officer)**

Date: February 23, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 23rd day of February, 2024.

Signature	Title
/s/ Robert M. Blue **Robert M. Blue**	Chair of the Board of Directors, President and Chief Executive Officer
/s/ James A. Bennett **James A. Bennett**	Director
/s/ Paul M. Dabbar **Paul M. Dabbar**	Director
/s/ D. Maybank Hagood **D. Maybank Hagood**	Director
/s/ Ronald W. Jibson **Ronald W. Jibson**	Director
/s/ Mark J. Kington **Mark J. Kington**	Director
/s/ Kristin G. Lovejoy **Kristin G. Lovejoy**	Director
/s/ Joseph M. Rigby **Joseph M. Rigby**	Director
/s/ Pamela J. Royal **Pamela J. Royal**	Director
/s/ Robert H. Spilman, Jr. **Robert H. Spilman, Jr.**	Director
/s/ Susan N. Story **Susan N. Story**	Director
/s/ Vanessa Allen Sutherland **Vanessa Allen Sutherland**	Director
/s/ Michael E. Szymanczyk **Michael E. Szymanczyk**	Director
/s/ Steven D. Ridge **Steven D. Ridge**	Executive Vice President and Chief Financial Officer
/s/ Michele L. Cardiff **Michele L. Cardiff**	Senior Vice President, Controller and Chief Accounting Officer

Virginia Power

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


VIRGINIA ELECTRIC AND POWER COMPANY

By: _____/s/ Robert M. Blue_____

**(Robert M. Blue,
Chief Executive Officer)**


Date: February 23, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 23rd day of February, 2024.

Signature	Title
/s/ Edward H. Baine **Edward H. Baine**	Director
/s/ Robert M. Blue **Robert M. Blue**	Director and Chief Executive Officer
/s/ Diane Leopold **Diane Leopold**	Director
/s/ Steven D. Ridge **Steven D. Ridge**	Executive Vice President and Chief Financial Officer
/s/ Michele L. Cardiff **Michele L. Cardiff**	Senior Vice President, Controller and Chief Accounting Officer

Financial Performance

The table and graph below show the five-year cumulative total returns based on an initial investment of $100.00 in Dominion Energy common stock with all dividends reinvested compared with the S&P 500 Index and the S&P 500 Utilities Index.

Indexed Returns

Value of Investment as of Dec. 31 (includes reinvestment of dividends)

	2018	2019	2020	2021	2022	**2023**
Dominion Energy	$ 100.00	$ 121.50	$ 115.00	$ 124.34	$ 100.56	**$ 81.32**
S&P 500	100.00	131.49	155.68	200.37	164.08	**207.21**
S&P 500 Utilities	100.00	126.35	126.96	149.39	151.73	**140.99**

Comparison of Cumulative Five-Year Total Return

2018–2023



$207.21
$140.99
$81.32

■ Dominion Energy
■ S&P Utilities
■ S&P 500

Source: Standard & Poor's

Shareholder Information

Broadridge Corporate Issuer Solutions, Inc. (Broadridge) is the transfer agent, registrar, and dividend-paying agent for Dominion Energy's common stock and is the administrator for Dominion Energy Direct®, Dominion Energy's direct stock purchase and dividend reinvestment plan. Please contact Broadridge for a prospectus and enrollment form.

Personal assistance is available for any inquiries Monday through Friday from 8:00 a.m. to 6:00 p.m. (ET). In addition, automated information is available 24 hours a day through our voice-response system. Registered shareholders may view and manage their accounts online by visiting shareholder.broadridge.com/D.

Dominion Energy Shareholder Services
c/o Broadridge Corporate
Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, New York 11717
1 (800) 552-4034 (toll-free)
shareholder@broadridge.com

Major press releases and other company information may be obtained by visiting our website at
www.DominionEnergy.com.

Credits

©2024 Dominion Energy, Inc.,
Richmond, Virginia

Photography

Dominion Energy, Inc., front and back cover; inside front cover; pages 2; 3; 4; 5; 6, right side, top and bottom; page 7. Joe Mahoney, page 1. Cameron Davidson, page 6, upper left.

Design

Ideas On Purpose,
New York, New York
ideasonpurpose.com

Printing
Donnelley Financial Solutions,
Lancaster, Pennsylvania
dfinsolutions.com



MIX
Paper from
responsible sources
FSC® C132107



DominionEnergy.com

Corporate Street Address

Dominion Energy, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Mailing Address

Dominion Energy, Inc.
P.O. Box 26532
Richmond, Virginia
23261-6532

**Independent Registered
Public Accounting Firm**

Deloitte & Touche LLP
Richmond, Virginia

Additional Information

Copies of Dominion Energy's
Annual Report and Form 10-K,
Proxy Statement, and other financial
publications are available without
charge. These items may be viewed
by visiting www.DominionEnergy.com,
or requests for these items may
be made by writing to:

Corporate Secretary
Dominion Energy, Inc.
P.O. Box 26532
Richmond, Virginia
23261-6532